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REGISTRANT'S NAME Scottish Power Limited

*CURRENT ADDRESS 1 Atlantic Quay
Glasgow G2 8SP
Scotland

PROCESSED
OCT 03 2007
THOMSON
FINANCIAL

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DAT : 10/2/07

ScottishPower



Annual Report & Accounts

2005/06

Financial Highlights

	2006	2005
Revenue (from continuing operations)	£5,446m	£4,595m
Operating profit (from continuing operations)	£870m	£673m
Adjusted operating profit (from continuing operations)	£805m	£580m
Profit before tax (from continuing operations)	£625m	£552m
Adjusted profit before tax (from continuing operations)	£675m	£459m
Group earnings/(loss) per share	83.77p	(10.56)p
Group adjusted earnings per share	44.13p	36.24p
Dividends per share	25.00p	22.50p

▸ OPERATING PROFIT FROM CONTINUING OPERATIONS (£m)

£870m



470
486
573
673
870
02†
03*
04*
05**
06*

▸ ADJUSTED OPERATING PROFIT FROM CONTINUING OPERATIONS (£m)

£805m



494
491
569
580
805
02†
03†
04†
05**
06*

▸ GROUP EARNINGS/(LOSS) PER SHARE (p)

83.8p



(53.7)
26.2
29.4
(10.6)
83.8
02†
03*
04†
05**
06*

▸ GROUP ADJUSTED EARNINGS PER SHARE (p)

44.1p



26.1
33.7
36.4
36.2
44.1
02†
03†
04†
05**
06*

▸ TOTAL SHAREHOLDER RETURN (p)

74.45p

Capital appreciation plus dividend reinvestment for £1 invested on 1 April 2001
Source: Datastream



(15.88)
(4.20)
3.54
17.16
74.45
02
03
04
05
06

▸ CHANGE IN TOTAL SHAREHOLDER RETURN (%)

48.90%

Percentage change in total shareholder return index in each financial year
Source: Datastream



(15.88)
13.90
8.08
13.15
48.90
02
03
04
05
06

▸ DIVIDENDS PER SHARE (p)

25.00p

‡Cash dividends excluding 'dividends in specie' on demerger of thus



27.34
28.71
20.50
22.50
25.00
02‡
03
04
05
06•

Adjusted operating profit from continuing operations, adjusted profit before tax from continuing operations and group adjusted earnings per share under IFRS have been computed on the basis described on page 9. The adjusted operating profit from continuing operations and group adjusted earnings per share under UK GAAP are stated before goodwill amortisation and exceptional items.

† UK GAAP   * IFRS

** The equivalent UK GAAP figures for 2005 were as follows: operating profit from continuing operations of £689 million, adjusted operating profit from continuing operations of £695 million, group loss per share of 16.8 pence and group adjusted earnings per share of 40.2 pence.

• This dividend is the aggregation of the 5.2 pence per share paid in each of the first three quarters of 2005/06 on the ordinary shares in existence prior to the reorganisation of the company's share capital on 12 May 2006, and the fourth quarter dividend of 9.4 pence per new ordinary share in existence following the reorganisation. The reorganisation is associated with the return of cash to shareholders. The record date for the fourth quarter dividend fell after the record date for the reorganisation. Accordingly, the proposed full year dividend of 25.0 pence is in respect of each ordinary share held on the relevant record dates.

ScottishPower, a public limited company registered in Scotland, is an international energy business. The group provides electricity transmission and distribution services in the UK; supplies approximately 5.25 million electricity and gas services to homes and businesses across the UK; and operates electricity generation, gas storage facilities and associated energy management activities in the UK, the US and western Canada.

This Annual Report & Accounts examines our performance in 2005/06 and assesses the issues and opportunities ahead.



BLACK LAW WINDFARM, LANARKSHIRE
One of Scotland's largest windfarms.

CONTENTS

Chairman's Statement

Read more at www.scottishpower.com



"The investment of £4.8 billion that we are planning by 2010 is targeted on the creation of long-term value and operational improvement to sustain our renewed momentum."

CHARLES MILLER SMITH

THE announcement in May 2005 that ScottishPower would sell its regulated US business, PacifiCorp, marked the start of a demanding period. With all regulatory approvals secured sooner than expected, the sale was completed ahead of schedule and approximately £2.25 billion in cash will be returned to shareholders in June.

In addition, we held discussions with E.ON, at their instigation, on a possible bid for the company. The Board judged that E.ON's final proposal failed to reflect adequately the value, performance and potential of the ScottishPower businesses. Consequently, the Board terminated these talks as their conclusion would not have been in our shareholders' best interests.

Against this backdrop ScottishPower achieved adjusted profit before tax for continuing operations of £675 million*, an increase of 47% on the previous year. Adjusted earnings per share for continuing operations at 27.9 pence* were 46% ahead. Adjusted earnings per share for the group at 44.1 pence*, were 22% ahead. The final quarter dividend, payable on the new ordinary shares in issue following the return of cash and capital reorganisation, was 9.4 pence per share, bringing the total dividend for the year to 25.0 pence in respect of each ordinary share held on the relevant record dates.

Our restructuring programme has brought early success. We have been able to simplify executive and reporting functions, freeing management to concentrate on improving performance and reducing costs across group operations. The investment of £4.8 billion planned by 2010 is targeted on the creation of long-term value and operational improvement to sustain our renewed momentum. ScottishPower is now focused on its retained businesses and all are performing well.

The consequence of any restructuring programme is the loss of jobs and substantial change for the people who remain. On behalf of the Board, I want to thank all our colleagues, past and present, for their part in the success of the transition. Despite the year's uncertainties, they displayed complete professionalism.

There were extensive changes in the Board and Executive Team. Ian Russell resigned after 11 years with the group, latterly as Chief Executive. His commitment and integrity merit our respect and thanks. Other roles became redundant in the group's simpler business structure, including those of Charles Berry, Dominic Fry, David Nish and James Stanley. Judi Johansen, Ronnie Mercer and Mike Pittman left with the sale of PacifiCorp. Two American non-executive directors, Nolan Karras and Vicky Bailey, will also be stepping down at this year's AGM. We thank them all for their significant contributions, insights and advice they have provided and wish them every success in the future.

We welcome Philip Bowman as Chief Executive. He brings wide industrial experience and a track record of building value for shareholders at leading public companies. His fresh perspective will be a valuable asset as we move forward. New talent has been appointed to the Executive Team in John Campbell, Sheelagh Duffield, Stephen Dunn, Willie MacDiarmid, Susan Reilly and David Rutherford – all of whom have huge experience in our industry. These changes bring new energy and experience into our leadership team.

We now look forward to driving performance within our existing businesses and exploiting the investment opportunities they present. The extraordinary volatility within the world energy markets may complicate our task but I am confident that ScottishPower and its people will prove equal to the challenges.

*Items marked * represent adjusted results, further details of which, together with the reported results, are given in the 'Business Review' section on page 9.*

Chief Executive's Review

Read more at www.scottishpower.com



"This is an excellent set of results for ScottishPower. All our businesses have delivered very good growth through improved operational performance and attractive returns on our investment programme."

PHILIP BOWMAN

▶ **CONTINUING OPERATIONS** adjusted operating profit £805m* (up 39%); adjusted profit before tax £675m* (up 47%); adjusted earnings per share 27.9p* (up 46%).

£805m*

▶ **TOTAL GROUP ADJUSTED EARNINGS PER SHARE** 44.1p* (up 22%); reported earnings per share 83.8p (2004/05: 10.6p loss per share).

▶ **CASH GENERATED** from continuing operations increased by £183m to £864m.

£864m

SCOTTISHPOWER has performed strongly throughout the year with adjusted operating profit up by 39% to £805 million*; adjusted profit before tax up by 47% to £675 million* and adjusted earnings per share up 46% to 27.9 pence* for our continuing operations. Cash generated from continuing operations increased by £183 million to £864 million. All of our businesses contributed to this strong performance. Energy Networks has invested £282 million to expand and improve its infrastructure assets, and has delivered an 11% improvement in network performance. Energy Retail & Wholesale reaped the benefits of recent investments in generation plant capacity and flexibility, and of its commodity procurement strategy, to deliver strong profit growth in the face of sharply rising commodity costs. Energy Wholesale also made substantial progress in its wind development programme, with the construction of phase one of Black Law windfarm completed and planning approval granted for Europe's largest on-shore windfarm at Whitelee. Reflecting the business strategy of focusing on profitable customer growth, Energy Retail slowed its rate of customer growth during a year of high and rising wholesale prices, growing its customer base by 136,000 to 5.25 million at March 2006. Energy Retail drove further improvements in efficiencies and customer service through initiatives such as its award-winning 6 Sigma programme, resulting in improvements in billing accuracy, first call resolution and direct debit penetration amongst our retail domestic customers. In addition to the continued development of its wind business, PPM Energy demonstrated the strength of its owned and contracted gas storage businesses, which delivered strong profit growth on the back of volatile North American gas prices, and further expanded its energy management and origination activities into profitable new markets.

Capital investment during the year of £1 billion was driven by our windfarm development programme in the UK and US and renewal and reinforcement of our generation and network assets in the UK. Returns from our investment programme are

*Items marked * represent adjusted results, further details of which, together with the reported results, are given in the 'Business Review' section on page 9.*

£1.7billion

▸ **ENERGY NETWORKS INVESTMENT** to 2010 will amount to some £1.7 billion

£1.5billion

▸ **ENERGY RETAIL & WHOLESALE INVESTMENT** of some £1.5 billion to 2010

£1.6billion

▸ **PPM ENERGY INVESTMENT** to 2010 will amount to £1.6 billion

well ahead of our cost of capital and are evident in the strong operating profit performance of each of our businesses. Refurbishment of our network assets and overhaul of our generation plant accounted for half of our UK capital investment during the year. In the US, PPM Energy successfully completed its 574 MW windfarm construction programme, more than tripling its owned capacity and firmly establishing it as one of North America's leading renewables businesses. In the UK, Energy Wholesale added 130 MW of new wind generation, bringing its operational capacity to 288 MW, making it the leading on-shore wind developer in the UK. With final planning approval granted for Europe's largest on-shore windfarm at Whitelee, ScottishPower now has a further 490 MW under construction or in receipt of planning approvals. In April 2006, we received the Queen's Award for Enterprise for our collaborative and responsible approach to windfarm development.

PacifiCorp was sold to MidAmerican in March well ahead of the original schedule. The sale will enable us to return £2.25 billion of cash to shareholders, substantially repair the deficit in our pension schemes and begin a new phase in ScottishPower's development.

ScottishPower has a strong set of businesses; each well positioned in its market and well placed for future growth and investment. As a result, we have increased our investment programme by £1.3 billion to £4.8 billion for the period to 2010, with the increased investment targeted at further reinforcement and renewables infrastructure in Energy Networks, Longannet Flue Gas Desulphurisation ("FGD") and life extension, and additional windfarm developments in PPM Energy. We will continue to deliver value for our shareholders by driving continued improvement in operational performance, investing for organic growth, and increasing the focus on cash generation.

- In Energy Networks we plan to deliver returns at, or in excess of, the level of allowed cost of capital on our expanding regulated asset base, through continued improvement in our asset and operational management. Securing a fair outcome from the Transmission Price Control Review, with sufficient and timely funding for the required increase in capital investment, will be a key priority for the coming year. Investment to 2010 will amount to some £1.7 billion, and includes expenditure to improve security of supply and network performance and facilitate the connection of renewables.

- In Energy Retail & Wholesale we will focus on improving customer service and operating margins, and will seek further growth in our customer base only where it is profitable to do so. Growth and margins will be supported by our flexible and diverse generation portfolio, successful forward commodity procurement strategy, and our policy of setting retail tariffs to reflect underlying energy costs and use of system charges. Investment of some £1.5 billion to 2010 will include further plant performance upgrades, additional windfarm development to meet our renewable targets, and the installation of FGD equipment and life extension initiatives at the 2,304 MW Longannet power station, securing its contribution to the UK's energy supply needs.

- In PPM Energy we will continue to build leading positions in wind generation and independent gas storage, and expand our energy management and origination businesses. Investment totalling some £1.6 billion to 2010 will include new windfarm and gas storage projects. We have approved plans to build 857 MW of new windpower in the 2006 and 2007 calendar years to add to our existing portfolio of 1,405 MW. In May, we completed our first wind portfolio financing structure through which we will realise the value of the wind tax benefits. The strength of our renewable project pipeline and our confidence in prospective returns, has allowed us to increase our 2010 target by over 50% to at least 3,500 MW developed or controlled by PPM Energy.

We continue to engage with the UK Government on the policy issues raised by the Energy Review. The UK needs a diverse generation portfolio and expanded infrastructure to deliver greater security of supply at competitive cost while helping to meet national carbon reduction targets. The development of a clear and consistent framework for energy policy is essential to attract future investment. We have emphasised, in particular, the need for consistency in the implementation of the Renewables Obligation ("RO") and the EU Emissions Trading Scheme ("ETS"). Our experience as the leading on-shore developer of windpower in the UK bears out our view that the RO is a


Cruachan Power Station

successful mechanism for securing investment in windpower and other renewable technologies. It should be retained in its current form. We have pressed for action to address the planning and network constraints that continue to be obstacles to renewables development. Our investment in FGD at Longannet is a significant step towards securing the UK's future energy supply needs. We are seeking clarity in the implementation of Phase II of the EU ETS, consistent with the DTI's December 2005 benchmarking proposals, and the early development of arrangements for Phase III and beyond.

Health and safety of our employees continues to be a high priority and our efforts to promote a higher level of safety culture and awareness have been reflected in an increased level of performance in this area and a reduced number of accidents. During the year there were 29 Lost Time Accidents and no fatalities - an improvement of 22% year-on-year in the number of Lost Time Accidents. Through leadership our objective is to instil safety as an integral part of the ScottishPower culture and minimise harm to employees, contractors and members of the public from our equipment and working practices. In support of this we have increased health and safety training for managers and team leaders across the group to generate the necessary leadership skills. We have also developed our risk assessment methods and continue to play an active role in safety awareness initiatives at locations across our franchise areas.

Our approach to Corporate Responsibility continued to evolve during the year, influenced by a reassessment of our business as we approached the sale of PacifiCorp and a review of stakeholder expectations. Our next report will be substantially changed in format and will measure our impact on society and environment against 12 performance criteria. It will be available for viewing, or download, on our corporate website by early autumn 2006.

CONCLUSION Evolving energy policy in an environment of rising and volatile energy prices creates challenges and opportunities for ScottishPower. As a leading player in power generation, energy retail and network infrastructure in the UK and in high-value, fast-growing segments of the US market, we are well positioned. We have strong businesses, with attractive investment plans, and the ability and agility to respond to challenges and new opportunities. With our clearly defined strategy for investment and growth we are focused on implementing plans that provide attractive returns, delivering further operational efficiencies and building a culture of operational excellence across the organisation. I am confident that ScottishPower will deliver growth and value for shareholders.

Business Review

1 Group Overview

1.1 ACTIVITIES

Scottish Power plc ("ScottishPower"), a public limited company registered in Scotland, is an international energy business and had continuing operations revenue of £5.4 billion, reported operating profit of £870 million and reported profit before tax of £625 million in 2005/06. Through its continuing businesses, the company provides electricity transmission and distribution services in the UK; supplies 5.25 million (2004/05: 5.12 million) electricity and gas services to homes and businesses across the UK; and operates electricity generation, gas storage facilities and associated energy management activities in the UK, Ireland, the US and western Canada.

ScottishPower was created upon privatisation in 1991 and then developed by both organic growth and strategic acquisitions in the British electricity, gas, water and telephony markets and through its November 1999 acquisition of PacifiCorp in the US. Since the group's redefinition as an energy business in 2001, it has focused on investing for growth and improving operational performance in its energy businesses. Following a strategic review of PacifiCorp, the ScottishPower Board concluded in May 2005 that shareholders' interests were best served by a sale of PacifiCorp and a return of cash to shareholders.

The sale of PacifiCorp to MidAmerican Energy Holdings Company ("MidAmerican") was completed on 21 March 2006. Shareholder approval for the return of approximately £2.25 billion of the net cash proceeds from the sale of PacifiCorp was received on 4 May 2006. This return of cash is being implemented by way of a B share structure, which gave shareholders a choice as to whether they receive their cash in the form of income or capital, and further choice as to the timing of capital receipt. Under the terms of the capital reorganisation, implemented in conjunction with the return of cash, existing ordinary shares were subdivided and consolidated. The intention of the capital reorganisation was that, subject to market movements, the share price of one new ordinary share, immediately after listing of the new ordinary share, should be approximately equal to the share price of one existing ordinary share, immediately beforehand.

1.2 STRATEGY

ScottishPower's strategy is to be the UK's best integrated energy provider and a world leader in renewables.

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

It will continue to maximise the effectiveness and efficiency of its core businesses through strong operational management, investing to renew and revitalise assets in the UK, as well as growing through major organic investment both in the UK, and in North America through its PPM Energy business.

1.3 GROUP STRUCTURE

Throughout 2005/06, the group operated through its continuing businesses:

- Energy Networks (formerly Infrastructure Division)
- Energy Retail & Wholesale (formerly UK Division)
- PPM Energy

The group accounted for PacifiCorp as a discontinued operation during 2005/06, the sale of PacifiCorp to MidAmerican having completed on 21 March 2006.

A corporate restructuring, announced in September 2005, reduced layers of management and consolidated shared support functions in the UK. A range of initiatives to simplify and standardise business processes, many of the changes representing the cessation of activities related to the ownership of PacifiCorp, is expected to come into effect over the balance of 2006/07.

1.3.1 GEOGRAPHICAL STRUCTURE

In the UK, Energy Networks manages the electricity transmission and distribution subsidiaries of the wholly-owned UK holding company Scottish Power UK plc ("SPUK"). Other subsidiaries comprise the group's competitive energy businesses, Energy Wholesale, covering its generation assets in the British Isles, its commercial and energy management activities; and Energy Retail, managing its energy supply business units. The group's North American wholesale energy and gas storage business, PPM Energy, Inc. ("PPM Energy") and Scottish Power Finance (US), Inc. ("SPFUS"), are both subsidiaries of ScottishPower Holdings, Inc. ("SPHI") (formerly PacifiCorp Holdings, Inc.). SPFUS acts as guarantor for a number of the contracts of PPM Energy, PPM Energy Canada Ltd and other affiliates of PPM Energy. In addition to PPM Energy, the group operates certain non-regulated US subsidiaries, which act as lessor for a small portfolio of assets, comprising principally commercial aircraft, and receive royalty income from the previously disposed Synfuel operation, extending until September 2007.

In financial years 2005/06 and 2004/05, the continuing businesses' geographical distribution of external revenue and adjusted operating profit was very similar in each case, with approximately 90%* concentrated in the UK and 10%* in the US.

1.3.2 REGULATED AND COMPETITIVE STRUCTURE

The group's regulated business, Energy Networks, is based in the UK. It accounted for £562 million or 10% of the continuing businesses' external revenue in the current year (2004/05: £380 million or 8%) and £525 million* or 63% of adjusted operating profit (2004/05: £427 million* or 74%). At operating profit level, Energy Networks is the group's largest business. Further information on Energy Networks is provided in Section 4.1 below.

The group's competitive businesses are Energy Retail & Wholesale based in the UK and PPM Energy in the US. Together they contributed £4,873 million or 90% of the continuing businesses' external revenue in the current year (2004/05: £4,187 million or 92%) and £305 million* or 37% of

▶ SCOTTISHPOWER: THE GROUP



SCOTTISH POWER PLC
UK HOLDING COMPANY
US HOLDING COMPANY
ENERGY NETWORKS
SP Distribution Ltd
SP Manweb plc
SP Power Systems Ltd
SP Transmission Ltd
ENERGY RETAIL & WHOLESALE
ScottishPower Energy Management Ltd
ScottishPower Energy Management (Agency) Ltd
ScottishPower Energy Retail Ltd
ScottishPower Generation Ltd
SP Dataserve Ltd
PPM ENERGY
PPM Energy, Inc.
ENSTOR, Inc.
Pacific Klamath Energy
PPM Energy Canada Ltd
PACIFICORP
Discontinued business:
Sale completed
21 March 2006

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

EXTERNAL REVENUE FOR CONTINUING BUSINESSES

Regulated	Energy Networks	10%
Competitive	Energy Retail & Wholesale	80%
	PPM Energy	10%


Energy Networks
Energy Retail & Wholesale
PPM Energy

OPERATING PROFIT FOR CONTINUING BUSINESSES

		Adjusted*	Reported
Regulated	Energy Networks	63%	54%
Competitive	Energy Retail & Wholesale	26%	40%
	PPM Energy	11%	6%

adjusted operating profit (2004/05: £152 million* or 26%). Further information on Energy Retail & Wholesale and PPM Energy is provided in Sections 4.2 and 4.3 below.

1.3.3 SEASONALITY

The group's recent results, excluding the effect of IAS 39 volatility and exceptional items, have been affected to an extent by seasonality, with group external revenue and adjusted operating profit weighted towards the second half of the year, primarily as a result of higher winter demand in the UK. PPM Energy's gas storage activities have also impacted the distribution of adjusted operating profit this year, weighting it towards the second half of the year. This was due to market conditions, which may or may not occur in future years.

1.4 KEY BUSINESS DRIVERS

The businesses' key drivers impacting the financial performance of the group are shown in Table 1.

Other factors affecting financial performance include increases and reductions in customer demand for electricity, economic growth and downturns, and abnormal weather, all of which impact revenues, cash flows and investment. The group proactively manages its supply and demand balance, but any unanticipated changes in future customer demand, weather conditions, generation resource availability or commodity prices may affect revenues from, and the cost of, supplying gas and electricity to customers.

2 Dividend & Dividend Policy

Following a review of dividend policy, ScottishPower announced a total dividend for the year ended 31 March 2006 of 25.0 pence per ordinary share (2004/05: 22.5 pence), a year-on-year increase of 11.1%. This dividend is the aggregation of the 5.2 pence per share paid in each of the first three quarters of 2005/06 on the ordinary shares in existence prior to the reorganisation of the company's share capital on 12 May 2006, and the fourth quarter dividend of 9.4 pence per new ordinary share in existence following the reorganisation. The reorganisation is associated with the return of cash to shareholders. The record date for the fourth quarter dividend fell after the record date for the reorganisation. Accordingly, the proposed full year dividend of 25.0 pence is in respect of each ordinary share held on the relevant record dates. For the next two years, ScottishPower is aiming to deliver a minimum annual increase in the dividend of 7% from the 2005/06 base of 25.0 pence per ordinary share.

In light of the completion of the sale of PacifiCorp the Board intends to pay the dividend bi-annually, and, in line with the rest of the group's UK sector peer group, will also move from reporting results quarterly to bi-annually. The interim dividend for 2006/07 will be 11.4 pence per share, payable in December 2006, with the final dividend payable in June 2007.

TABLE 1

Key drivers

ENERGY NETWORKS

- Secure a fair outcome from Transmission Price Control Review
- Achieve and outperform Ofgem targets for network performance and efficiencies
- Deliver investment plan

ENERGY RETAIL & WHOLESALE

- Manage the integrated business for value
- Deliver investment plans for short-term plant optimisation and long-term growth
- Continue to improve customer service
- Increase focus on effective debt management

PPM ENERGY

- Deliver new wind product offerings and financing
- Progress wind and gas storage developments
- Extend energy management and origination activities

** Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

The return of cash financed from the $5.1 billion net cash proceeds from the PacifiCorp disposal was implemented through a reclassification of one in three of the company's existing ordinary shares into B shares. Shareholders were able to elect from three alternatives in respect of the B shares: to receive a single B share dividend; to sell some or all of their B shares under an Initial Repurchase Offer; or to retain their B shares and have the opportunity for them to be repurchased by the company at certain future dates; or a mixture of all three.

3 Group Financial Review of the Year to 31 March 2006

NON-GAAP FINANCIAL MEASURES

Note: The group's results have been prepared in accordance with IFRS for the first time for the year ended 31 March 2006. Comparative figures for the previous year have also been restated on this basis. IAS 39 ("Financial Instruments: Recognition and Measurement") has been applied prospectively with effect from 1 April 2005. As a result, the statutory results for the year ended 31 March 2006 are not directly comparable to the equivalent period last year, largely due to the recognition of fair value gains and losses relating to IAS 39 and due to exceptional items. The main focus of the results is on the continuing businesses. The sale of PacifiCorp was completed on 21 March 2006 and PacifiCorp is reported as a discontinued operation within the group's results.

*Items marked * represent the results of operations adjusted to: (i) exclude the effects of IAS 39 on 2005/06 results; (ii) for 2004/05, exclude the impact on results of contracts which were previously marked to market or otherwise fair valued but are now subject to IAS 39; (iii) exclude exceptional items; and (iv) in relation to PacifiCorp, include depreciation and amortisation charges from 24 May 2005 to 20 March 2006, which under IFRS are not recognised in the group's reported results. Reconciliations from the reported to the adjusted results are provided in Notes 1 and 10 to the Accounts. As a consequence of these adjustments, the results for both years are presented on a comparable basis. ScottishPower believes that the adjusted measures provide a better comparison of underlying business performance.*

In accordance with guidance from the UK Auditing Practices Board, the UK Listing Authority, and the US Securities and Exchange Commission, where non-GAAP figures are discussed, comparable IFRS figures have also been discussed and reconciled to the non-GAAP figures. A detailed 'Cautionary Statement Regarding Non-GAAP Financial Information' is provided in Section 11. The full statutory results are presented in the 'Group Income Statement' and in Note 1 'Segmental income statement information' on page 84 and on page 89, respectively.

3.1 GROUP INCOME STATEMENT

OVERVIEW

The group's results for the year ended 31 March 2006 have been prepared in accordance with IFRS for the first time, with prior year comparatives restated on a consistent basis, except for the adoption of IAS 39, which has been applied prospectively from 1 April 2005. The sale of PacifiCorp was completed on 21 March 2006 and each line description of the Group Income Statement now excludes items directly associated with the disposal, as these items are now netted within a separate discontinued operations line for both the current and prior year. The classification of corporate costs has also been reviewed and these are now included within unallocated income and expenses, together with the results of non-regulated US activities which have been retained by the group, and were previously reported within the PacifiCorp business.

The group has delivered strong results for the year with all continuing businesses contributing to this growth. Improved operational performance and success in delivering returns from the organic investment programme resulted in adjusted operating profit for continuing operations increasing by 39% to £805 million*. Reported operating profit for continuing operations increased by 29% to £870 million and included fair value gains on operating derivatives and exceptional items, both of which are discussed below.

The sale of PacifiCorp was achieved significantly ahead of schedule and resulted in a £619 million gain on sale being reported within discontinued operations in the Group Income Statement, primarily associated with cumulative translation (foreign exchange) gains recycled from reserves.

Shareholders approved the £2.25 billion return of cash on 4 May 2006. It is expected that new ordinary share certificates, sales advices and cheques, as appropriate, will be despatched to relevant shareholders or relevant shareholders will have their CREST accounts credited with the proceeds, as appropriate, on 5 June 2006. With respect to ADS holders, cheques and transaction advices are expected to be despatched and book-entry credits, as appropriate, made on or after 12 June 2006.

The corporate restructuring delivered £10 million of savings in 2005/06 and is expected to achieve £50 million of savings in 2006/07, with the full cost savings of £60 million targeted in 2007/08.

External group revenue for the year to 31 March 2006 increased by £851 million to £5,446 million. Energy Network's revenue increased by £182 million largely due to a combination of a change in billing arrangements under the British Electricity Trading and Transmission Arrangements ("BETTA") and increased external regulatory income following the recent price control reviews. Energy Retail & Wholesale's revenue rose by £642 million, reflecting customer number growth, higher-priced wholesale market sales and tariff rises within the retail electricity and gas markets, which were required due to increasing commodity prices. PPM Energy's revenue increased by £44 million principally due to increased volumes in owned and

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

contracted gas storage. Unallocated revenues were £17 million lower largely due to reduced Synfuel royalties.

Cost of sales of £3,966 million increased by £684 million on last year, predominately reflecting increased market prices associated with Energy Wholesale's gas and electricity purchases. **Transmission and distribution costs** increased by £34 million to £327 million as a result of higher rates and depreciation, and also due to a one-off gain on the sale of gas assets in the prior year, not repeated. **Administrative expenses** were £101 million higher than last year at £481 million mainly due to the £101 million exceptional charge which is discussed in detail below. **Depreciation and amortisation costs,** which are included within each of the three preceding cost categories, reduced by £30 million to £249 million. The reduction was primarily due to the reclassification of intangible assets as derivative financial instruments on implementation of IAS 39 and therefore, there has been a reduction in the amortisation of intangible assets of £34 million, associated with this reclassification.

Adjusted operating profit for continuing operations increased by 39% to £805 million* for the year. This growth was driven by: higher regulatory revenues and effective cost management in Energy Networks; excellent investment returns from the expanded generation and renewables portfolios in both the UK and US; strong energy management activities in Energy Wholesale aligned with the effective management of the Energy Retail customer base; and improved owned and contracted gas storage profits in PPM Energy. Unallocated income and expenses were adverse principally due to reduced Synfuel royalties and higher US net operating costs, partly offset by lower corporate costs. Details of the adjustments made for the year are shown in Table 2.

TABLE 2

Group operating profit (£m)

	2005/06	2004/05	Change
Reported operating profit	**869.7**	673.2	196.5
Adjustments:			
IAS 39/contracts now within the scope of IAS 39	**(85.3)**	(93.2)	7.9
Exceptional items	**20.1**	–	20.1
Adjusted operating profit*	**804.5**	580.0	224.5

Reported operating profit for continuing operations, which included the impact of IAS 39 and exceptional items, increased by 29% to £870 million for the year.

As shown in Table 2, the adoption of **IAS 39** increased operating profit by £85 million in the year. This was as a result of the unwind of opening balance sheet positions of £111 million, offset by mark-to-market losses of £22 million and hedge ineffectiveness of £3 million.

As shown in Table 2, a continuing operations' **net exceptional charge** of £20 million pre-tax was recorded, which comprised: an £81 million gain on sale of the underground natural gas storage project at Byley; a £42 million charge relating to the corporate restructuring programme announced in September 2005; within the retained US non-regulated business, a £25 million impairment provision in relation to the historic aircraft lease portfolio, which was inherited with the PacifiCorp acquisition; and, within PPM Energy, a £34 million charge relating to probable liabilities associated with a credit support facility. This facility was provided by PacifiCorp Holdings Inc. (now SPHI) to certain providers of debt to the Klamath Co-generation project at the project's inception in 1999. The project is owned by the City of Klamath Falls, but operated by PPM Energy, which has a purchase contract for 47% of the output.

The **corporate restructuring** delivered savings of £10 million in the second half of 2005/06, with the businesses delivering £4 million of the efficiency savings and support services delivering a further £6 million. To date, there has been a reduction in the number of full-time positions across the group of 517. A further reduction of some 200 full-time positions will occur in 2006/07.

Adjusted net finance costs for continuing operations, as shown in Table 3, increased by £8 million to £129 million* for the year. **Reported net finance costs** increased by £124 million to £245 million, after £115 million of IAS 39 fair value losses on financing derivatives, primarily reflecting the significant impact the rise in the company's share price has had on the fair value of the embedded derivative within the $700 million convertible bonds. Interest received on the proceeds from the sale of PacifiCorp was £4 million.

TABLE 3

Net finance costs (£m)

	2005/06	2004/05	Change
Reported net finance costs	**244.6**	120.8	123.8
Adjustments: IAS 39	**(115.4)**	–	(115.4)
Adjusted net finance costs*	**129.2**	120.8	8.4

Adjusted profit before tax for continuing operations, as shown in Table 4, increased by £216 million (47%) to £675 million* for the year. This growth was driven by the continuing businesses' strong operational results with financing costs marginally higher. **Reported profit before tax** was £73 million higher at £625 million for the year. The impact of IAS 39 volatility on continuing operations' reported operating profit and finance costs was adverse by £30 million in the year to 31 March 2006, compared to favourable movements of £93 million on items which were previously marked to market or otherwise fair valued in the year to 31 March 2005. This movement, together with net adverse exceptional costs of £20 million, partly offset the effect of the strong operational growth.

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

TABLE 4

Profit before tax (£m)

	2005/06	2004/05	Change
Reported profit before tax	625.1	552.4	72.7
Adjustments:			
IAS 39/contracts now within the scope of IAS 39	30.1	(93.2)	123.3
Exceptional items	20.1	–	20.1
Adjusted profit before tax*	675.3	459.2	216.1

As shown in Table 5, the **adjusted income tax** charge for continuing operations was £162 million* for the year compared to £109 million* last year. The adjusted effective rate of tax was 23.9%* broadly in line with the prior year. Both years' tax rates benefited from the settlement of prior years' outstanding tax claims and from the release of provisions, following the agreement of outstanding items with the tax authorities and also from US Production Tax Credits ("PTCs") associated with the windfarm investment programme in the US. The effective tax rate for 2006/07 is expected to increase, before taking account of any potential tax impact of IAS 39, partly because the group will not be able to recognise the full benefits from PTCs in future years' tax charges. However, the impact will be offset by the benefit to the group of the adoption of new financing structures (as discussed within Section 4.3 'PPM Energy') which, will be recognised in pre-tax profit. The cash tax payable in 2006/07 is also expected to be significantly higher than in the current year, partly because ScottishPower expects reduced benefit from cash repayments arising on the agreement of outstanding items. In addition, ScottishPower may decide to make payments on account in respect of open items currently held in current tax liabilities, in order to reduce potential interest expense. The **reported income tax** charge for continuing operations, as shown in Table 5, was £117 million for the year compared to £137 million for the prior year. The 2005/06 charge included tax credits of £9 million arising from net IAS 39 operating and financing derivative losses and £35 million from the exceptional items. The exceptional tax charge associated with the sale of Byley was offset by the utilisation of capital losses.

TABLE 5

Effective rate of tax (£m)/(%)

	2005/06	2004/05	Change
Reported income tax charge	117.4	137.4	20.0
Adjustments – income tax:			
IAS 39/contracts now within the scope of IAS 39	9.2	(28.1)	(37.3)
Exceptional items	35.1	–	(35.1)
Adjusted income tax charge*	161.7	109.3	(52.4)
Reported profit before tax	625.1	552.4	72.7
Reported effective rate of tax	18.8%	24.9%	6.1%
Adjusted profit before tax*	675.3	459.2	216.1
Adjusted effective rate of tax*	23.9%	23.8%	(0.1)%

Adjusted profit for the year from continuing operations, as shown in Table 6, increased by 47% to £514 million* for the year. The continuing businesses' operational growth more than offset the adverse impact of IAS 39 and net exceptional items, resulting in **reported profit for the year from continuing operations** increasing by 22% to £508 million.

TABLE 6

Profit from continuing operations (£m)

	2005/06	2004/05	Change
Reported profit for the period from continuing operations	507.7	415.0	92.7
Adjustments:			
IAS 39/contracts now within the scope of IAS 39	30.1	(93.2)	123.3
Exceptional items	20.1	–	20.1
Income tax effect on adjusting items	(44.3)	28.1	(72.4)
Adjusted profit for the period from continuing operations*	513.6	349.9	163.7

The profit for the year from **discontinued operations** represents the post-tax earnings of PacifiCorp's regulated activities, together with the impact of hedging PacifiCorp's dollar earnings and disposal proceeds, the interest rate differential benefit arising from the group's balance sheet hedging and the gain on sale. **Profit for the year from discontinued operations** was £1,036 million compared to a loss of £604 million for the prior year. The prior year results included an exceptional charge of £922 million for the impairment of goodwill allocated to PacifiCorp, while the 2005/06 results included the gain on sale of £619 million, resulting in a net exceptional loss in relation to PacifiCorp of £303 million. Further details of the results from discontinued operations are provided in Section 5, 'Discontinued Operations – PacifiCorp'.

As shown in Table 7, the improved operational performance and the group's success in delivering returns from its investment programme increased **adjusted earnings per share for continuing operations** by 46% to 27.85 pence* for the year. The favourable effect of the net exceptional items after tax was 0.81 pence per share but the adverse effect of IAS 39 diluted the underlying business growth and resulted in **reported earnings per share for continuing operations** of 27.54 pence, up by 22% from 22.60 pence.

Group adjusted earnings per share grew by 22% to 44.13 pence*, mainly due to the strong continuing operations' performance offsetting the lower contribution from discontinued operations following a reduction in the interest rate differential benefit. **Group reported earnings per share** were 83.77 pence compared to a loss per share of 10.56 pence last year. The prior year loss was due to an exceptional charge of £922 million for the impairment of goodwill associated with PacifiCorp. The impairment amount excluded foreign exchange gains of £485 million, which, following completion of the sale of PacifiCorp, have been recognised within the Group Income Statement as part of the gain on sale of £619 million disclosed within discontinued operations. The principal reasons for the increase

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

in reported earnings were the improved operational performance of our continuing businesses and the gain on sale of the disposal of PacifiCorp reported this year as opposed to the exceptional charge last year.

TABLE 7

Earnings per share (pence)

	Continuing operations 2005/06	Continuing operations 2004/05	Group 2005/06	Group 2004/05
Reported earnings/(loss) per share	27.54	22.60	83.77	(10.56)
Adjustments:				
IAS 39/contracts now within the scope of IAS 39	1.12	(3.56)	1.21	(3.56)
Exceptional items	(0.81)	–	(34.43)	50.36
PacifiCorp depreciation	–	–	(6.42)	–
Adjusted earnings per share*	27.85	19.04	44.13	36.24

The full year **dividend** was 25.0 pence per ordinary share (2004/05: 22.5 pence), a year-on-year increase of 11.1%. This dividend is the aggregation of the 5.2 pence per share paid in each of the first three quarters of 2005/06 on the ordinary shares in existence prior to the reorganisation of the company's ordinary share capital on 12 May 2006, and the fourth quarter dividend of 9.4 pence per new ordinary share in existence following the reorganisation.

3.2 CASH FLOW AND NET DEBT

Cash generated from continuing operations increased by £183 million to £864 million for the year, with operating cash of £1,060 million partly offset by £196 million of working capital requirements, including increased gas and coal stocks and higher debtors reflecting customer growth and tariff increases. With an increased focus on working capital throughout the group, the businesses are undertaking initiatives such as managing inventories, improving the efficiency of billing operations and increasing direct debit penetration amongst retail customers. Although Energy Retail's debtors increased compared to the prior year, its combined gas and electricity debtor days improved, demonstrating that the business's tighter debt management strategy is already beginning to deliver benefits.

Net debt for continuing operations reduced by £1,944 million from 1 April 2005 to £83 million at 31 March 2006, reflecting the receipt of £2,768 million proceeds from the sale of PacifiCorp, net of the settlement costs of associated investment hedges. Net debt, excluding the sale proceeds, increased by £824 million to £2,851 million. Cash generated from continuing operations of £864 million was absorbed by: £150 million of net tax and interest payments; £1,045 million of capital investment mainly associated with the investment programme; £174 million equity investment, net of dividends, made into PacifiCorp prior to its disposal; and £428 million of dividend payments. Other favourable movements of £109 million included disposal proceeds from the sale of Byley. Net debt will increase significantly in June 2006 following the return of £2.25 billion of cash to shareholders and the £100 million contribution to the group's pension schemes. The remaining net proceeds will be invested in the continuing businesses.

3.3 INVESTMENT

The group's investment strategy is to drive the growth and development of its regulated and competitive businesses, through a balanced programme of capital investment. Investments in the regulated business aim to achieve at least the allowed rate of regulatory returns and the competitive businesses are expected to achieve returns in excess of their weighted average cost of capital. All investments are assessed on a risk-adjusted returns basis, are expected to be earnings enhancing and should support the aim to retain an A category credit rating for the group's regulated operating subsidiaries.

For the year ended 31 March 2006, the group invested £1,003 million in its asset base. Of this, £951 million related to property, plant and equipment and intangible software additions, and £72 million related to acquisitions and fixed asset investments, offset by £20 million of customer grants and contributions.

Of the net capital investment for the year, £673 million (67%) was invested for growth and £330 million was invested in refurbishment, upgrades and other projects. Growth investment included: windfarm development spend of £550 million in the UK and the US; new connections and network reinforcement spend of £74 million in the UK; and £49 million on other projects including gas storage expansion in the US.

Of the £673 million invested for growth expenditure, £74 million (11%) was invested in UK regulated activities and £599 million (89%) in the competitive businesses. Geographically, £493 million (73%) of growth spend was invested in the US and £180 million (27%) in the UK. The £330 million balance, representing network and generation plant refurbishment and overhauls and IT systems upgrade spend, primarily related to the UK.

3.4 GROUP BALANCE SHEET ("BALANCE SHEET")

The adoption of IFRS required not only a number of reclassification and presentational changes to the Balance Sheet but also a change to the group's opening net assets (at 1 April 2005) as a consequence of implementing IAS 32 ("Financial Instruments: Disclosure and Presentation") and IAS 39.

IAS 39 has resulted in significant movements within net assets and, in particular, has resulted in the separate disclosure of derivative financial instrument ("DFI") balances within non-current assets, current assets, current liabilities and non-current liabilities, and the establishment of a hedge reserve within equity. DFI balances are shown gross of deferred tax, whereas the hedge reserve balances are shown net. The majority of the movements in DFIs have either been reflected within, or offset by, similar movements flowing through the hedge reserve, and only a small proportion have impacted the group's earnings for the year. Similarly, adopting IAS 39 has had no cash flow impact. Further discussion on IAS 39 is provided within Section 7.1 'Fair Value of Derivative Contracts'.

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

TABLE 8

Implementation of IAS 32 and IAS 39 (£m)

	Net assets	Total equity			
Balance at 31 March 2005	3,957.1	3,957.1			
		Hedge reserve	Retained earnings	MI (non-equity)	Other
IAS 32 reclassification of minority interests ("MI")	(52.5)			(52.5)	
IAS 39 derivative financial instruments ("DFI")					
Effectively hedged	606.9	606.9			
Taken to retained earnings	(61.7)		(61.7)		
	545.2				
IAS 39 deferred tax					
Effectively hedged	(190.3)	(190.3)			
Taken to retained earnings	80.7		80.7		
	(109.6)				
IAS 39 reclassifications and derecognition of UK GAAP balances	(154.2)		(152.1)		(2.1)
Net impact of adopting IAS 32 & IAS 39	**228.9**	**416.6**	**(133.1)**	**(52.5)**	**(2.1)**
Balance at 1 April 2005	**4,186.0**	**4,186.0**			

The 31 March 2006 Balance Sheet shows the assets and liabilities of continuing operations only, as PacifiCorp's assets and liabilities have been removed following completion of its sale. Last year's Balance Sheet, however, includes PacifiCorp's assets and liabilities. This, along with the IAS 32 and IAS 39 changes to opening net assets, makes it difficult to directly compare the two years' Balance Sheets. Consequently, the £1,144 million increase in net assets to £5,101 million as at 31 March 2006 has been analysed into three elements: the impact of IAS 32 and IAS 39 on the 1 April 2005 Balance Sheet; the impact and subsequent disposal of PacifiCorp; and movements over the year, relating to continuing operations.

3.4.1 IMPLEMENTATION OF IAS 32 AND IAS 39

The group was required to adopt IAS 32 and IAS 39 with effect from 1 April 2005. As shown in Table 8, the cumulative opening adjustments which arose on the implementation of IAS 32 and IAS 39 increased net assets by £229 million.

IAS 32 sets out the presentation requirements for debt and own equity instruments and also the disclosure requirements for financial instruments. At 1 April 2005, the reclassification of minority interests from non-equity under UK GAAP to liabilities under IAS 32 reduced both net assets and total equity by £52 million.

IAS 39 sets out the accounting requirements for financial instruments. The definition of financial instruments in IAS 39 captures certain commodity contracts, loans and borrowings, trade receivables and payables, investments and cash as well as derivatives. At 1 April 2005 the adoption of IAS 39 impacted a number of balance sheet categories and increased net assets by £281 million. This was principally in relation to fair valuing the group's energy commodity contracts, which fell within the scope of IAS 39. Fair value is estimated by calculating the present value of the difference between the contract price and the applicable forward price curve. At 1 April 2005, the group's contracts were in-the-money relative to forward prices, resulting in DFI balances (gross of tax) of £545 million being separately recognised within net assets. The difference between the £545 million and the £281 million net asset impact, reflects a related reversal of UK GAAP balances in respect of certain contracts which became subject to IAS 39 from 1 April 2005 and an associated net increase in deferred tax liabilities.

As the majority of the group's DFIs were effective cash flow hedges, £417 million (net of tax) of the fair value recognised was taken directly to the hedge reserve. The balance of DFIs which did not qualify for hedge accounting and the reversal of the UK GAAP balances were reflected within the overall reduction in retained earnings of £133 million (net of tax) and a £2 million movement in the translation reserve.

3.4.2 PACIFICORP

There was an increase in PacifiCorp's net assets of £488 million between 1 April 2005 and the date of disposal, reflecting its contribution to group profit prior to disposal and the net equity injections made by the group to fund operating and investing activities. The gain on disposal increased group net assets by a further £122 million (pre-tax).

3.4.3 CONTINUING OPERATIONS MOVEMENTS IN NET ASSETS SINCE 1 APRIL 2005

The opening adjustments and PacifiCorp movements discussed above, increased net assets by £839 million. The remaining movement of £305 million arose in respect of the continuing businesses, principally from growth in retained earnings and increased DFI balances.

The investment programme during the year resulted in higher non-current assets, notably property, plant and equipment. Current assets were impacted by increases in coal and gas inventories in Energy Wholesale and PPM Energy, respectively; and by higher retail and wholesale gas and electricity debtors in Energy Retail & Wholesale.

The DFI balance at 1 April 2005 of £545 million included

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

fair value assets and liabilities in respect of continuing and discontinued operations. During the year, the value of DFIs increased by £349 million (gross of tax) as a consequence of rising commodity prices (relative to fixed contract prices), partly offset by the fair value increase in the embedded derivative within the group's dollar convertible bonds, as a consequence of the company's rising share price. The movement during the year was reflected by: £748 million gross gains on effective cash flow hedges taken directly to the hedge reserve, offset by £485 million gross gains removed from equity and recognised in the year; and £30 million of net fair value pre-tax losses taken directly to the Group Income Statement. The balance of £116 million represented PacifiCorp movements, favourable mark-to-market movements on net debt and the impact of foreign exchange.

Retirement benefit obligations, disclosed as part of non-current liabilities, were £156 million at 31 March 2006. This represented a reduction of £55 million in the year, principally due to the revaluation of the group's continuing pension obligations which resulted in a net gain of £49 million (gross of tax). During March 2006, a £28 million lump sum contribution was made into the pension schemes and upon completion of the return of cash in June 2006, a further contribution of £100 million will be made and thereafter four further annual payments of £13.2 million will be made, commencing on 31 March 2007, subject to a deficit continuing in the schemes at each due payment date.

The overall increase in net assets was reflected in a corresponding increase in shareholders' equity. The movements in equity are represented by net income and expenses recognised directly in equity, the profit for the year and other equity movements, most notably the dividend payments. An analysis of the movements in equity is provided in Note 33 to the Accounts.

3.5 SIGNIFICANT CHANGES

Any significant developments and post-balance sheet events that have occurred since 31 March 2006 have been noted in this Annual Report & Accounts and the report on Form 20-F, expected to be filed with the United States Securities and Exchange Commission ("SEC") in June 2006. Otherwise, there have been no significant changes since 31 March 2006.

3.6 FUTURE TRENDS

Shareholder value is expected to be created through continuous improvement in operational performance, increasing the focus on cash generation and an investment programme aiming to deliver attractive risk adjusted returns while retaining an A category credit rating for the group's regulated operating subsidiaries.

The level of net capital investment is expected to be approximately £1.2 billion next year, based on a US dollar/UK sterling exchange rate of approximately $1.80. This will include further investment in the renewal and expansion of the group's network, plant overhauls and the installation of Flue Gas Desulphurisation ("FGD") equipment at Longannet power station, new wind projects announced in the US and UK and, subject to Board approval, the commencement of the 322 megawatt ("MW") Whitelee windfarm in the UK.

4 Continuing Operations

4.1 ENERGY NETWORKS

4.1.1 ACTIVITIES

Three wholly-owned subsidiaries of SPUK – SP Transmission Limited, SP Distribution Limited and SP Manweb plc – are the "asset-owner companies" holding the group's UK regulated assets and transmission and distribution licences. A further wholly-owned subsidiary of SPUK – SP Power Systems Limited ("PowerSystems") – provides asset management expertise and conducts the day-to-day operation of the networks.

PRINCIPAL BUSINESS ACTIVITIES

The asset-owner companies act as an integrated business unit to concentrate expertise on regulatory issues and investment strategy. PowerSystems implements work programmes commissioned by and agreed with the asset-owner business. Strict commercial disciplines are applied at the asset owner-service provider interface, with PowerSystems operating as a contractor to the transmission and distribution business unit. An integrated senior management team within Energy Networks applies the benefits of growing expertise in asset ownership; financing and operational service provision to the management of the group's regulated networks.

TRANSMISSION AND DISTRIBUTION

ScottishPower owns a substantial UK electricity transmission and distribution network which extends to approaching 112,000 km, with some 65,000 km of underground cables and 47,000 km of overhead lines, comprising both the distribution system to customers in its two authorised areas and, in Scotland, its high-voltage transmission system (132 kilovolt ("kV") and above, including those parts of the England-Scotland interconnector which are in its Scottish authorised area). A single, Great Britain-wide system operator, National Grid, has operational control of the Great Britain transmission system, including the balancing of generation and demand in Scotland. However, ScottishPower retains network ownership and all associated responsibilities, including development of the network.

Table 9 shows key information with respect to Energy Network's transmission and distribution services in 2005/06.

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

TABLE 9

Energy Networks distribution and transmission systems key information 2005/06

	ScottishPower	Manweb	Total
Franchise area	22,950 km²	12,200 km²	35,150 km²
System maximum demand	4,088 MW	3,092 MW	7,180 MW
Transmission network (km)			
Underground	220	–	220
Overhead	3,750	–	3,750
Distribution network (km)			
Underground	38,500	26,200	64,700
Overhead	21,300	21,900	43,200

These were operated under licences issued by the Gas and Electricity Markets Authority ("the Authority") and held by the transmission and distribution businesses, which were entitled to charge for the use of the systems on terms approved by the Authority under various price control formulae. The income derived is dependent on the demand for electricity by customers in the authorised areas. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by customers, weather conditions and energy efficiency measures. Tables 10 and 11 set out the demand in gigawatt hours ("GWh") by customer type within the broadly stable levels of electricity transported over the distribution systems in the ScottishPower and Manweb home areas during the five most recent financial years.

TABLE 10

Total electricity units distributed in the ScottishPower service area (GWh)

Year	Residential	%	Business	%	Total
2001/02	8,698	39	13,864	61	22,562
2002/03	8,643	39	13,689	61	22,332
2003/04	8,620	39	13,639	61	22,259
2004/05	8,739	39	13,903	61	22,642
2005/06	8,927	41	12,970	59	21,897

TABLE 11

Total electricity units distributed in the Manweb service area (GWh)

Year	Residential	%	Business	%	Total
2001/02	5,387	32	11,540	68	16,927
2002/03	5,512	33	11,233	67	16,745
2003/04	5,862	35	11,018	65	16,880
2004/05	6,310	37	10,880	63	17,190
2005/06	6,247	36	11,181	64	17,428

ASSET MANAGEMENT

Within the PowerSystems business unit, the focus continues to be on cost-effectiveness and service quality improvement. Its principal business activities involve the construction and refurbishment of the ScottishPower transmission and distribution systems, their maintenance and related fault repair. PowerSystems acts as the major service provider to the ScottishPower distribution businesses and as the primary customer contact agent for network-related matters. PowerSystems continues to focus strongly on the efficient delivery of these services under contract.

In October 2005, the group acquired Alfred McAlpine Utility Services Limited's 50% interest in the parties' 50/50 joint venture, Core Utility Solutions Limited ("Core Utilities"), to take further advantage of the opportunities presented by the requirement for competitive provision of connections to distribution networks.

4.1.2 STRATEGY

Energy Networks plans to deliver returns at, or in excess of, allowed returns on an expanding regulated asset base. The management focus of the transmission and distribution business is to outperform allowed regulatory returns from the provision of efficient, coordinated and economical networks that are open to licensed users on a non-discriminatory basis (in order to facilitate competition in generation and supply) and operated to approved standards of safety and reliability. Investment is planned to grow the regulated asset base, to improve security of supply and network performance and facilitate the connection of renewables. Ofgem sets targets for network performance and efficiencies and the regulatory framework provides financial incentives to improve network performance (in terms of Customer Minutes Lost ("CML") and Customer Interruptions ("CI")) and customer satisfaction. In 2005/06, network performance improved by 11% year-on-year and PowerSystems is focused on maximising the financial benefit to be obtained from the available incentives over the course of the recently renewed price control period.

4.1.3 FINANCIAL REVIEW OF THE YEAR TO 31 MARCH 2006

Energy Networks' key financial information is shown in Table 12.

TABLE 12

Energy Networks (£m)

	2005/06	2004/05	Change
External revenue	562.2	380.1	182.1
Reported operating profit	506.6	427.4	79.2
Adjustments: exceptional item	18.0	–	18.0
Adjusted operating profit*	524.6	427.4	97.2

In the year, Energy Networks' external revenue increased by £182 million to £562 million. External revenue accounts for some 65% of Energy Networks' total revenue, as a significant portion of its sales are internal to the Energy Retail & Wholesale business.

External electricity revenues increased by £169 million in the year mainly due to a change in the billing arrangements under BETTA and higher regulatory income from price increases as a result of the recent price control reviews. The change in billing arrangements increased external revenues as transmission exit costs previously charged internally to Energy Retail & Wholesale are now billed externally to National Grid, who then incorporate these in charges when billing Energy Retail & Wholesale. Further increases in external regulatory income were largely due to price rises, as the volume of

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

electricity units distributed in the year in the combined ScottishPower and Manweb service areas remained broadly in line with last year at 39,325 GWh. Other non-regulatory external revenues increased by £13 million to £87 million due to growth in Core Utilities' market sales and other externally rechargeable work, with both these increases being volume related.

Energy Networks' reported operating profit increased by £79 million to £507 million in the year, including exceptional costs of £18 million relating to the corporate restructuring programme.

Adjusted operating profit increased by £97 million or 23% to £525 million*. Net regulated transmission and distribution use of system revenues increased by £116 million. This was mainly due to higher allowed revenues as a result of the Distribution Price Control Review and the Transmission Price Control Extension, which took effect from 1 April 2005 and provided for higher allowances for tax and pension costs, the level of allowed capital expenditure and the allowed cost of capital. Net costs increased by £19 million during the year, largely due to higher rates and depreciation of £5 million and movements in one-off items of £13 million, principally relating to a rebate and a gain on the sale of gas assets in the prior year, not repeated. The business continued to focus on cost control with efficiency improvements allowing increased operating activity to be managed within the existing cost base.

The Distribution Price Control Review resulted in a 55% increase in the allowed capital expenditure programme over the five-year period of the review and, on which, Energy Networks can earn allowed returns. The investment programme focuses on network reinforcement and expansion and driving improved network performance. In 2005/06, Energy Networks invested £282 million with £74 million (26%) for growth, principally deployed on new connections, the Renewable Energy Transmission Study programme, system reinforcement and the completion of projects associated with the Liverpool city centre regeneration programme which result in improved security of supply. The regulated asset base now amounts to £2.94 billion.

4.1.4 FUTURE TRENDS

Energy Networks is undertaking a number of initiatives to further improve the reliability and performance of the network. The four-year programme to install some 5,000 network controllable points that will enable the business to minimise the impact of outages on its customers will continue through 2006/07. In addition, as part of Ofgem's Innovation Funding Initiative, the business has established industrial, manufacturing and academic partnerships aimed at improving the performance of the network and is currently developing new network designs to accommodate distributed generation.

Discussions continue with Ofgem on the next Transmission Price Control Review, which will apply for the five-year period from April 2007. The key challenge for Energy Networks is to ensure a fair outcome with sufficient and timely funding for the considerable increase in capital investment necessary to maintain the safety, integrity and performance of the network and develop network infrastructure to support development of renewable generation.

4.2 ENERGY RETAIL & WHOLESALE

4.2.1 ACTIVITIES

Energy Retail & Wholesale operates in gas and electricity markets which became fully competitive with the ending of residual price controls on 31 March 2002; although Ofgem continues to enforce licence conditions and regulate quality of service. Energy Retail & Wholesale together principally comprise five wholly-owned subsidiaries: ScottishPower Generation Limited owns and operates the group's generation assets in the British Isles and holds the group's generation licence; ScottishPower Energy Management

TABLE 13

Energy Retail & Wholesale customer statistics

		2005/06	2004/05	Change	% change
Energy sales					
Retail electricity	GWh	26,667	28,034	(1,367)	(5)%
Wholesale electricity	GWh	33,213	32,998	215	1%
Retail gas	Therms (millions of)	1,491	1,321	170	13%
Customer numbers					
Electricity and gas accounts	'000s	5,251	5,115	136	3%
Domestic electricity customers					
Home area retention	%	60	61	(1)	(1)%
Average annual usage	kWh	4,953	5,064[1]	(111)	(2)%
Average annual revenue per customer	£	385	354[1]	31	9%
Revenue per kWh	pence	7.8	7.0	0.8	11%
Domestic gas customers					
Average annual usage	Therms	691	700[1]	(9)	(1)%
Average annual revenue per customer	£	387	333[1]	54	16%
Revenue per Therm	pence	55.9	47.5	8.4	18%

[1] The methodology applied in the average annual usage and revenue customer statistics changed during the year. The 2004/05 figures have been restated and are presented on a consistent basis with the 2005/06 figures.

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

Limited is responsible for commercial running of the power stations including scheduling and fuel purchasing, for managing retail economics and pricing, and for managing commodity risk through buying and selling wholesale energy via ScottishPower Energy Management (Agency) Limited; ScottishPower Energy Retail Limited is the gas and electricity supply company and holder of the group's supply licences; and SP Dataserve Limited is the data management and metering company.

Table 13 shows the business' key customer statistics.

PRINCIPAL BUSINESS ACTIVITIES

Energy Wholesale operates ScottishPower's generation assets in the British Isles and manages the company's exposure to the UK wholesale electricity and gas markets; Energy Retail is responsible for energy supply, the sales and marketing of electricity and gas to customers throughout Great Britain, together with the associated customer registration, billing and receipting processes and handling enquiries in respect of these services.

POWER PLANT PORTFOLIO, FUEL STRATEGY AND GENERATION SALES

Energy Wholesale operates over 6,300 MW of generating capacity, see Table 22 (page 28) comprising coal, gas, hydroelectric and wind power generation assets, giving the business a particularly flexible portfolio. In February 2006, Energy Wholesale announced that it had opted to be regulated under the Large Combustion Plant Directive ("LCPD") in respect of its coal-fired power station at Longannet, Fife. This will result in a major investment in FGD equipment thus freeing the facility from certain operating restrictions that would otherwise apply, maintaining the balance of the group's generation portfolio and potentially extending Longannet's life beyond 2020, in addition to the environmental benefits that this investment will bring.

During the year to March 2006, wholesale energy prices were higher than historical standards and the outlook remains uncertain. ScottishPower's fuel purchasing strategy aims to achieve competitive fuel prices while balancing the need for security and flexibility of supply. The major components of the fuel portfolio are coal and gas. The business has eight long-term contracts with terms of greater than five years for the supply of gas.

Generation plant is despatched economically and output is managed to maximise value, including optimising the position in the balancing market. In 2005/06, some 24 terawatt hours ("TWh") were despatched, both to contribute towards the approximate 27 TWh of retail and wholesale demand provided by the Energy Retail & Wholesale trading counterparty and customer base and to maintain export volumes to England & Wales and to Northern Ireland. The additional demand was met through Energy Wholesale's short- and long-term contracts.

ENERGY MANAGEMENT AND COMMERCIAL ARRANGEMENTS

In addition to scheduling its own generation capacity and managing the long-term bulk gas contracts, Energy Wholesale, through its energy management operation, uses medium- and short-term contractual arrangements to complete its energy balancing of the whole portfolio of assets and customers. A Great Britain-wide wholesale electricity market was introduced on 1 April 2005 through BETTA, providing a wider opportunity for the sale of the group's generation output and the deployment of its proven skills in providing market balancing services. Wholesale contracts have varying terms and short-term and spot prices vary markedly by time of day, week and year, whereas end-user electricity and gas prices are generally set over longer time frames. Through its activities in the electricity, gas and coal markets, ScottishPower's Energy Wholesale business seeks to secure competitive advantage for Energy Retail & Wholesale through hedging and optimising its position across the energy value chain, from fuel procurement and plant despatch through to retail pricing, continuously evaluating and managing risk exposure. This process is described further in the 'Energy Price and Volume Risk Management' section on page 39.

ScottishPower's Hatfield Moors gas storage site enhances the flexibility of the energy management position of the business, both in meeting peak demands of supply customers and responding to the volatility of gas prices between midweek and weekends. In addition, its bulk gas contracts allow the gas to be sold out or used in the group's power stations, giving further flexibility. In July 2005, the group announced the sale of its underground gas storage project at Byley for £96 million while at the same time securing a 15-year gas storage contract. Once built, Byley will provide Energy Wholesale with greater access to reliable gas storage with high deliverability, providing further flexibility benefits.

ENERGY SUPPLY

Since September 1998 when, under the provisions of the Electricity Act 1989 ("Electricity Act"), competition was extended to residential electricity customers, a strategic focus of the ScottishPower energy supply business has been on its core areas, residential and small business customers in the ScottishPower and Manweb home areas, whilst also seeking profitable additional business outside these historical regional boundaries. Retention of home area domestic customers stands at 60% whilst innovative product offerings, targeted sales efforts and wide-ranging sales channels (including a number of affinity deals across a range of market sectors and the use of e-commerce channels) have helped develop a Great Britain-wide customer base which now stands at 5.25 million energy accounts. The business transformation programme introduced in 2001 continues to drive improvements across Energy Retail and has helped to deliver increased direct debit penetration and reduced customer churn rates, in addition to cost benefits in areas such as billing, debt and customer registration.

METERING AND DATA MANAGEMENT

In the competitive energy market Energy Retail, through SP Dataserve Limited, operates end-to-end process and data management in order to maximise efficiencies in the provision

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

and control of registration and metering data for ScottishPower and other agency arrangements. Data management covers the establishment of new customers, maintenance of existing customers and accuracy of energy settlement. To effectively manage gas and electricity customers, ScottishPower Energy Retail Limited has continued to contribute to improvements in billing performance through the management of its metering agents, who are responsible for the provision of much of the data.

4.2.2 STRATEGY

The Energy Retail & Wholesale management teams oversee activities across the energy value chain, maximising value from a diverse generation portfolio through to a national customer base of 5.25 million, via an integrated commercial and energy management activity that acts to balance and hedge energy needs. As an active market participant, Energy Retail & Wholesale engages fully in regulatory and contractual debate and in the consultation processes involved in the UK Government's review of energy policy. In the meantime, the integrated businesses aim to leverage the benefits of Energy Wholesale's flexible generation asset base and commercial operations to deliver sustained earnings through improved business processes and customer service; and to develop Energy Wholesale's position in renewable generation and other aspects of the emerging market for environmental instruments.

4.2.3 FINANCIAL REVIEW OF THE YEAR TO 31 MARCH 2006

Energy Retail & Wholesale's key financial information is shown in Table 14.

TABLE 14

Energy Retail & Wholesale (£m)

	2005/06	2004/05	Change
External revenue	4,327.3	3,685.0	642.3
Reported operating profit	375.0	185.3	189.7
Adjustments:			
IAS 39/contracts now within the scope of IAS 39	(88.7)	(91.8)	3.1
Exceptional items	(72.2)	–	(72.2)
Adjusted operating profit*	214.1	93.5	120.6

Energy Retail & Wholesale's revenue increased by £642 million to £4,327 million, reflecting tariff rises within the retail electricity and gas markets, which were required due to increasing commodity prices; and also, to a smaller extent, growth in customer numbers.

Retail electricity sales improved by £179 million to £1,801 million primarily due to tariff increases and increased domestic volumes from out-of-area customer gains. This was partly offset by lower large business volumes, which contributed to the 5% reduction in electricity volumes to 26,667 GWh for the year.

Retail gas sales also improved, up £200 million to £823 million, due to a combination of tariff increases and customer number growth. Retail gas volumes increased by 13% to 1.5 billion therms.

On 1 April 2005, the introduction under BETTA of a Great Britain-wide wholesale electricity market replaced the England & Wales wholesale electricity market and the separate Scottish arrangements (such as agency sales made directly to third-party suppliers). For the year, UK external wholesale electricity sales increased by £56 million to £1,232 million largely due to the continuing rise in market prices. However, the price rise impact was offset to a notable extent by a reduction in external sales volumes, as Damhead Creek revenues shifted increasingly from being external to internal, following its integration into the group's generation plant portfolio. In overall volume terms, owned generation output meets around 80% of customer sales including large commercial and industrial sites. The remaining volume is purchased on the wholesale market but in order to achieve balance on a half-hour by half-hour basis and reflecting the volatility of prices, during the year approximately 39 TWh of purchases were made compared to 33 TWh of sales. Last year's wholesale market purchases were 42 TWh compared to 33 TWh of sales. Purchase volumes reduced by 7% year-on-year and sales volumes increased by less than 1%.

Other revenues increased by £207 million to £471 million and mainly related to wholesale gas sales, which increased as a result of the continuing rise in market prices and volume growth.

Energy Retail & Wholesale's reported operating profit increased by £190 million to £375 million. This was primarily due to the improved operational performance of £121 million and the effect of net favourable exceptional items of £72 million in respect of the gain on sale of the Byley gas storage facility, net of corporate restructuring costs, partly offset by a £3 million reduction in IAS 39 related movements.

Adjusted operating profit increased by £121 million or 129% to £214 million* as the business benefited from its recent investments in generation capacity and strong energy management activities.

Energy Wholesale's renewable activities delivered £8 million of this increase reflecting new contributions from windfarms and higher Renewable Obligations Certificates ("ROCs") revenues. The full year impact of Damhead Creek and Brighton power plants, including benefits from associated gas contracts, contributed an additional £108 million. A further £8 million came from growth in customer numbers, largely due to gas and out-of-area electricity gains. In response to the sustained period of high wholesale power prices experienced during the year, it was necessary to raise tariffs. The increase in tariffs contributed to revenue growth but this was more than offset by higher commodity, distribution and transmission costs and increased Energy Efficiency Commitment ("EEC") costs resulting in a net adverse movement of £32 million. Energy Wholesale's flexible and competitive plant operating regime performed very well in the new BETTA environment and delivered an additional £27 million of operating profit. Realised gains relating to the hedging programme delivered £13 million. Net operating costs increased by £11 million, largely due to retail metering costs, with other operational cost movements being offset by 6 Sigma and corporate restructuring efficiency savings.

** Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

Energy Retail & Wholesale's net capital investment was £224 million for the year, with 47% invested in windfarm developments. During the year, wind generating capacity increased by more than 80% with the completion of Black Law phase one (97 MW), Coldham (16 MW) and Callagheen (17 MW) windfarms. As a result ScottishPower is the leading on-shore windfarm developer in the UK with 288 MW operational and a further 490 MW currently under construction or in receipt of planning approvals. In addition to windfarm developments, the business also undertook a wide programme of refurbishment and overhaul spend during the year, including initiatives to further improve plant performance and availability at the coal-fired stations, and to increase the flexibility of the Combined Cycle Gas Turbine ("CCGT") plant.

The underground natural gas storage project at Byley was sold during the year. As part of the deal, Energy Wholesale negotiated a 15-year gas storage contract, which provides the business with a secure access to reliable gas storage with high deliverability. The sale, combined with securing the gas storage contract, presented an attractive opportunity to immediately maximise value from the development for shareholders and resulted in a gain on sale of £81 million.

In February 2006, Longannet power station (2,304 MW) was opted into the LCPD. Installation of FGD equipment will commence in summer 2006 using seawater-based technology at an estimated cost of £170 million. Installing FGD equipment will help maintain a balanced portfolio, will contribute significantly to the security of energy supply in the UK and has the potential to extend Longannet's life beyond 2020.

4.2.4 FUTURE TRENDS

In 2005/06, wholesale energy prices were high by historic standards, with gas and power prices increasing by over 60% compared to the prior year, and the outlook remains uncertain. Energy Wholesale's forward commodity procurement strategy has ensured that the business is over 90% hedged for 2006/07 and substantially hedged for 2007/08 across all commodities, including carbon dioxide ("CO_2") emissions. The emphasis on a market-based framework for energy policy set out the UK Government's White Paper of February 2003 (and in its subsequent annual implementation reports), seems likely to imply that power prices will tend to move towards the long-run marginal cost of gas-fired generation, augmented by the developing impact of carbon trading. International investments, regulatory and contractual changes are expected to influence wholesale gas prices over the coming decade but are dependent upon agreements amongst a substantial number of parties, so are likely to develop gradually. The current UK Government energy review has re-opened discussion of the optimal generation fuel mix required to provide acceptable security of supply and is due to report in the summer of 2006.

The 2003 restatement of the public policy emphasis on renewable generation, and the extension to 2015 of the Renewables Obligation ("RO") targets, mean that significant expansion of renewable generation remains a key part of the Energy Retail & Wholesale strategy. Final planning approval to construct Europe's largest on-shore windfarm, the 322 MW Whitelee project located south of Glasgow, was received in April 2006. Subject to Board approval, construction of Whitelee should start in summer 2006. Including Whitelee, the business now operates or has planning approvals for 778 MW of wind generation, representing almost 80% of its 2010 target of 1,000 MW. ScottishPower has also received widespread recognition for its renewables programme, including the Queen's Award for Enterprise for its collaborative and responsible approach to windfarm development and a Scottish Green Energy award for the Black Law windfarm.

Energy Retail's focus is on gaining profitable customers and the current period of high wholesale prices led the business to slow its rate of customer growth. This is a policy ScottishPower would expect to continue in the short-term, whilst concentrating on maximising the value of the Energy Retail customer base.

4.3 PPM ENERGY

4.3.1 ACTIVITIES

Based in Portland, Oregon, PPM Energy, the group's US energy business, is a growing competitive energy provider. It owns or controls significant assets in 12 US states and in Canada. PPM Energy commenced substantive operations in 2001 and is growing through investment and application of expertise in operations and energy management activities in the areas of renewable power, natural gas storage and hub services and gas-fired generation. A summary of PPM Energy resources is given in Table 15.

PRINCIPAL BUSINESS ACTIVITIES

PPM Energy's principal assets are renewable and thermal generation resources and natural gas storage facilities. PPM Energy aims to leverage the benefits of its flexible asset base and contracts to extract value across the gas and electricity sectors whilst integration of plant operations, contract despatch and energy management provide additional value.

TABLE 15
PPM Energy resources

		Total owned or controlled at March 2006	Approved new projects
Wind generation			
Installed capacity at March 2006	MW	1,405	
Confirmed new projects approved by 24 May 2006	MW		857
Thermal generation			
Plant net capability at March 2006	MW	806	
Total all generating facilities	MW	2,211	857
Gas storage			
Capacity under ownership	BCF	50.5	9.5
Capacity under contract	BCF	34.0	–
Total gas storage capacity	BCF	84.5	9.5

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

POWER PRODUCTION AND WHOLESALE SALES

PPM Energy owns or controls more than 2,200 MW of generating capacity, including power purchase and operating agreements, see Table 23 (page 29). PPM Energy balances its supply and sales, selling a substantial amount of its supply forward under long-term contracts. In its electricity business, PPM Energy serves a wide variety of wholesale energy customers including municipal agencies, public utility districts and investor-owned utilities. These customers are primarily located in wholesale energy markets served by the 1.8 million square mile Western Electricity Coordinating Council service territories in the western US and the Mid-Continent Area Power Pool service territories in the upper midwest US, although PPM Energy's operations are now extended into the northeastern US.

WIND POWER

PPM Energy has more than 1,700 MW of wind power in construction or operation currently under its control. PPM Energy balances its supply portfolio with sales to wholesale customers, placing almost all of its wind power output in long-term contracts. Major customers include the cities of Seattle, Sacramento, Pasadena and Anaheim, as well as investor-owned utilities such as Pacific Gas & Electric Group, Xcel Energy and the federal Bonneville Power Administration.

GAS STORAGE AND HUB SERVICES

PPM Energy's subsidiary ENSTOR, Inc. ("ENSTOR") currently owns the Katy gas storage facility in Texas and the Grama Ridge facility in New Mexico. ENSTOR also manages the group's gas storage facility located in Alberta, Canada. Each is connected into substantial interstate and intrastate pipeline networks serving well-diversified customer bases under firm, short- and long-term contract arrangements. In addition to 50.5 billion cubic feet ("BCF") of gas storage capacity under the group's ownership, PPM Energy has 34 BCF of contracted capacity in third-party storage facilities in Canada and the US. PPM Energy also has begun development of a 9.5 BCF bedded salt cavern gas storage in west Texas and has expanded the Grama Ridge facility by 1.5 BCF.

4.3.2 STRATEGY

PPM Energy will continue to build on its leading positions in wind generation and independent gas storage, while expanding its energy management and origination activities. PPM Energy's confidence in its ability to deliver projects with attractive returns, and to undertake further wind power financing structures as windfarms currently under construction become operational, has allowed the business to increase its 2010 renewables target by over 50% to at least 3,500 MW developed or controlled by PPM Energy. PPM Energy is also planning to build and operate a 15 BCF gas storage facility in Texas known as the "Houston Hub". Subject to obtaining the necessary permits and Board approval, this facility is expected to be operational by spring 2010. This facility will provide PPM Energy with a unique opportunity to expand its gas storage business in the Gulf Coast. PPM Energy seeks to create value by securing quality assets at strategic locations and by entering into long-term contracts with creditworthy customers. Plant operations are optimised during periods of low energy prices, by displacing energy generation with low-priced electricity purchases, and selling the displaced gas or injecting the displaced gas in storage. Operations are also optimised by using transmission and contract delivery flexibility to manage locational price differences in both gas and electricity.

In May 2006, PPM Energy completed its first wind portfolio financing structure for 141 MW. Through this financing structure the group will realise the value of the tax benefits associated with these PPM Energy wind projects. PPM Energy receives both an initial upfront cash payment and future cash flows based on the value of the windfarms. PPM Energy retains significant ownership rights and continues to operate the facilities. During 2006/07 PPM Energy expects to undertake similar transactions for substantial portions of its owned windfarm assets which will provide significant capital for reinvestment.

4.3.3 FINANCIAL REVIEW OF THE YEAR TO 31 MARCH 2006

PPM Energy's key financial information is shown in Table 16.

TABLE 16

PPM Energy (£m)

	2005/06	2004/05	Change
External revenue	545.9	502.0	43.9
Reported operating profit	53.0	60.0	(7.0)
Adjustments:			
IAS 39 / contracts now within the scope of IAS 39	3.0	(1.4)	4.4
Exceptional items	34.6	–	34.6
Adjusted operating profit*	90.6	58.6	32.0

PPM Energy's revenue for the year improved by £44 million to £546 million, after a £14 million favourable impact of the stronger dollar. Dollar revenue increased by $48 million to $965 million largely due to growth in owned and contracted gas storage activities as the use of storage capacity was successfully optimised to take advantage of the rising gas prices and volatile market conditions that stemmed from the tight supplies of gas and storage in North America. Energy management activities also benefited from higher electricity power prices.

PPM Energy's reported operating profit reduced by £7 million to £53 million as an improved operational performance of £32 million was more than offset by unfavourable IAS 39 related movements of £4 million and exceptional items of £35 million, relating to the corporate restructuring programme and probable liabilities associated with a credit support facility which are discussed above in Section 3.1. Adjusted operating profit increased by £32 million or 55% to £91 million*.

Adjusted dollar operating profit was $56 million higher for

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

the year at $154 million*. In addition, the group's tax charge was reduced by $23 million (2004/05: $12 million) as a result of PTCs associated with the windfarm portfolio.

The business successfully optimised the use of its gas storage capacity to take advantage of volatile market conditions and this has contributed significantly to the higher returns from gas storage activities, with owned gas delivering an additional $27 million and contracted gas adding an additional $20 million to operating profit. The contribution from energy management activities, which focus on the management of core assets and the optimisation of wholesale energy and transmission positions, increased by $18 million. The contribution from wind generation was ahead of last year by $8 million as a strong performance from PPM Energy's owned plants, including those brought on-line this year, more than offset underperformance of third-party plants. Operating costs, including depreciation, increased by $17 million as the business continued to grow.

PPM Energy's net capital investment was £497 million for the year. Of this £493 million was for growth, including £445 million invested in wind generation. The business successfully completed the construction of five new windfarms, adding 574 MW of renewable generation to its owned wind capacity and consisted of: the 75 MW Klondike II plant in Oregon; the 100 MW Trimont windfarm in Minnesota; the 150 MW Shiloh windfarm in California; the 150 MW Elk River windfarm in Kansas; and 50% of the 198 MW Maple Ridge windfarm in upstate New York. PPM Energy's owned wind capacity has more than tripled in the year and there is now 1,405 MW under the business's control, with approximately 90% of the output sold under long-term contracts.

Gas-related expenditure of £43 million included expansion investment in the Waha gas storage development in west Texas totalling 9.5 BCF, due to commence operations in 2007, and the 1.5 BCF expansion to PPM Energy's existing gas storage facility at Grama Ridge in New Mexico, which is now operational.

4.3.4 FUTURE TRENDS

The rate of PPM Energy's expansion is determined by the availability of attractive market opportunities for growing its portfolio of assets, and also by public policy. For example, the US Energy Bill, signed in August 2005, extended PTCs for two years to the end of 2007. PPM Energy expects to see profitability growth from returns on wind assets currently under construction and has approved plans to build at least 857 MW of new wind generation in the 2006 and 2007 calendar years. Construction has commenced at the 200 MW Big Horn project in Washington and at the 100 MW Leaning Juniper project in Oregon. The business is expanding the Maple Ridge windfarm by a further 62 MW. These projects are all expected to become operational during 2006. Towards the end of 2007, PPM Energy expects to commission projects totalling some 500 MW. PPM Energy's energy management and origination business continues to build a portfolio of transport rights and marketing alliances to complement its gas storage activities. In April 2006, PPM Energy announced a 10-year gas purchase and supply agreement with Cheniere LNG Marketing, Inc. ("Cheniere"). The agreement provides a framework for up to 600,000 MMBTUs of natural gas per day from Cheniere at a negotiated price discounted to a major market index, and positions PPM Energy to participate in an important new supply source for US gas markets.

4.4 UNALLOCATED ACTIVITIES

Unallocated income and expense comprises corporate costs and the results of non-regulated US activities retained by the group, which were previously reported within the PacifiCorp business.

The unallocated activities reported operating expenses of £65 million compared to operating income last year of £1 million. The adverse movement of £65 million was largely due to reduced Synfuel royalties of £23 million and exceptional costs of £40 million. The exceptional costs related to an impairment of finance lease receivables and corporate restructuring. These are discussed in more detail in Section 3.1 'Group Income Statement', above. Other non-regulated US net costs also increased but these were largely offset by lower corporate costs reflecting savings delivered to date from the restructuring programme.

5 Discontinued Operations - PacifiCorp

BACKGROUND

In November 1999, ScottishPower acquired PacifiCorp. In May 2005, the ScottishPower Board concluded that, in the light of the scale and timing of the capital investment required in PacifiCorp and the likely profile of returns from that investment, shareholders' interests were best served by a sale of PacifiCorp and return of cash to shareholders. The sale to MidAmerican was completed on 21 March 2006.

FINANCIAL REVIEW OF THE YEAR TO 31 MARCH 2006

The profit from discontinued operations represents the post-tax earnings of PacifiCorp's regulated activities to 20 March 2006, together with the impact of hedging PacifiCorp's dollar earnings and disposal proceeds and the interest rate differential benefit arising from the group's balance sheet hedging. The results also include a £619 million gain on sale of which £485 million relates to foreign exchange gains recycled from reserves. PacifiCorp's key financial information is shown in Table 17.

PacifiCorp's **reported operating profit** increased by £1,197 million to £810 million in the year, largely due to last year's results including an exceptional impairment charge of £922 million. The results to 20 March 2006 benefited from lower depreciation and amortisation costs which were favourable by £184 million, as under IFRS, PacifiCorp's non-current assets were not subject to depreciation or amortisation charges from 24 May 2005; and also from favourable IAS 39 movements of £65 million. **Adjusted operating profit** increased by £20 million to £554 million* largely due to favourable foreign exchange

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

movements as operational performance was broadly in line with last year, despite the exclusion of 11 days' trading due to the timing of completion of the sale.

Reported net finance costs were £112 million higher at £178 million primarily due to the interest differential benefit reducing by £49 million as a result of a reduced differential between UK and US interest rates and IAS 39 fair value losses on financing derivatives of £60 million. After adjusting for the effect of IAS 39, **adjusted net finance costs** were £52 million higher at £119 million*.

Reported profit for the year improved by £1,640 million to £1,036 million largely due to last year's results including an exceptional impairment charge of £922 million and this year's results including the gain on sale of £619 million, resulting in a net exceptional loss in relation to PacifiCorp of £303 million. PacifiCorp's reported results also benefited from lower depreciation and amortisation costs. The favourable impact of IAS 39 on operating profit was largely offset by the adverse impact of IAS 39 on net finance costs.

As previously advised, the gain on sale of PacifiCorp included £485 million of foreign exchange gains, which were recycled from reserves on completion of the sale. Also included in the gain were the benefits from early completion of the sale relative to the timing and discounting assumptions made at the time of the impairment, partly offset by a £19 million impairment charge in respect of West Valley, a thermal generating plant leased by PPM Energy to PacifiCorp. The terms of the plant lease were amended as part of the final settlement achieved with MidAmerican on completion of the sale.

PacifiCorp's **net capital investment** was £555 million for the year.

TABLE 17

PacifiCorp (£m)

	2005/06	2004/05	Change
Reported operating profit	809.6	(387.3)	1,196.9
Adjustments:			
IAS 39 / contracts now within the scope of IAS 39	(64.6)	(0.1)	(64.5)
Exceptional item	–	922.0	(922.0)
Depreciation (24 May 2005 – 20 March 2006)	(190.8)	–	(190.8)
Adjusted operating profit *	554.2	534.6	19.6
Net finance costs	(178.3)	(66.7)	(111.6)
IAS 39	59.6	–	59.6
Adjusted net finance costs*	(118.7)	(66.7)	(52.0)
Income tax expense	(214.7)	(149.7)	(65.0)
Income tax on IAS 39 and depreciation	79.1	–	79.1
Adjusted income tax expense*	(135.6)	(149.7)	14.1
Gain on sale	619.4	–	619.4
Reported profit/(loss) for the year from discontinued operations	1,036.0	(603.7)	1,639.7
Adjusted profit for the year from discontinued operations*	299.9	318.2	(18.3)

6 Capital Structure, Treasury Policies & Liquidity

6.1 CAPITAL STRUCTURE

In order to provide access to international capital markets and to facilitate activities in the energy trading markets, the group's capital structure is managed to maintain credit ratings of at least A3/A- at the regulated operating subsidiaries. The balance between debt and equity at group level is therefore set to achieve this objective although the effect of structural subordination means that the credit rating of the group's holding companies, and the companies to which they provide credit support, will generally lie in the Baa/BBB range.

In keeping with the long-term nature of the group's business the average maturity of the group's debt is set at conservative levels and care is taken to ensure that maturities are well spread in order to avoid refinancing risk. As at 31 March 2006 the average maturity of the group's debt was eight years. The same approach is applied to interest rate risk as set out below.

6.2 TREASURY POLICIES & LIQUIDITY

The treasury focus during the year continued to be to minimise interest costs and effectively manage both foreign exchange and interest rate risk whilst ensuring that borrowings are financed from a variety of competitive sources and that committed facilities are available both to cover uncommitted borrowings and to meet the financing needs of the group in the future. A further priority was to maximise the return on investment of the group's cash balances whilst avoiding excessive credit risk. All cash balances are held in sterling with the exception of approximately $75 million that is retained in the US to permit financial flexibility in relation to the operations of PPM Energy.

6.2.1 INTEREST

Reported net finance costs were £245 million for the year compared to £121 million last year. Finance income was £26 million lower at £186 million and finance costs were lower by £17 million at £316 million. IAS 39 fair value losses on financing derivatives were £115 million and primarily related to mark-to-market losses on the embedded derivative within the $700 million convertible bonds due to the company's increased share price at the end of March 2006 compared to at 1 April 2005.

Excluding fair value losses on financing derivatives, net finance costs increased by £8 million. Underlying finance costs increased as a result of higher net debt, as the group began to utilise the proceeds from last year's US bond issue to fund the continuing businesses' investment activities and to make both the net equity injection into PacifiCorp and dividend payments. Net finance costs were also impacted by higher capitalised interest as a consequence of the group's investment programme and a reduction in the unwind of discount provisions on onerous contracts as a consequence of the application of IAS 39, both of which reduced net finance costs in the Group Income Statement.

* *Non-GAAP performance measure (see 'Cautionary Statement Regarding Non-GAAP Financial Information' on page 46).*

In accordance with the group's interest policy, the group is targeting a long-term benchmark of at least 70% fixed rate interest. As at 31 March 2006, 60% of the group's gross borrowings were fixed for periods of more than one year, although the net position is distorted by the high surplus cash balances. Further discussion on interest rate policy is included within 'Risk Factors' on page 34.

6.2.2 LIQUIDITY

It is the group's intention to pre-fund its capital expenditure programme by issuing in the global bond markets. It also retains surplus bank facilities both to provide liquidity for periods when access to bond markets may be restricted and to finance activities in energy markets.

Over the past few years the level of net debt within the group has been impacted principally by a combination of corporate transactions and the large capital expenditure programme.

As at 31 March 2006 the group had net cash and cash equivalents totalling £3,583 million although £2,250 million of that amount was held, following the sale of PacifiCorp, pending the return of cash to shareholders in June 2006.

6.2.3 BALANCE SHEET HEDGING

Following the completion of the sale of PacifiCorp on 21 March 2006, all of the cross-currency swaps hedging the net investment and the associated interest rate derivatives were cancelled. The group will continue to operate a programme to hedge the cash flows and net assets of PPM Energy, but at a substantially reduced level. As at 31 March 2006, the group had balance sheet hedges of $1,050 million (March 2005: $6.2 billion). This comprises the $700 million convertible bonds issued in 2003 and a portion of the $1.5 billion bonds issued in 2005. The remainder of the $1.5 billion bonds have been swapped into sterling.

6.2.4 CASH FLOW AND NET DEBT

Cash generated from continuing operating activities of £864 million for the year to 31 March 2006 was £183 million higher than the year to 31 March 2005, reflecting a strong operational performance in the year. Operating cash flows before working capital of £1,060 million were partly offset by working capital requirements of £196 million.

Net cash interest costs for the year were £75 million compared with net finance costs of £245 million with the difference principally reflecting £115 million of fair value losses on financing derivatives, mainly from the mark-to-market effect of the rise in the company's share price on the embedded derivative within the $700 million convertible bonds; timing differences on the settlement of interest costs; the unwinding of discount on provisions; benefits associated with the hedging strategy and capitalised interest. Cash taxation was £75 million compared with an income tax charge of £117 million.

Net cash from operating activities was £716 million and this contributed to the funding of the group's investment programme. Net cash provided by investing activities was £1,645 million and mainly comprised £2,768 million of net cash received from the sale of PacifiCorp, partly offset by £1,045 million of capital investment associated with the group's investment programme and the equity investment, net of dividends, made into PacifiCorp of £174 million.

Net cash used in financing activities of £420 million largely consisted of dividend payments of £428 million and the repayment of debt of £103 million, offset by net cash from the maturing and cancellation of net investment hedges of £62 million and cash inflows of £52 million associated with share capital transactions.

As a result of the above cash flows, there was a net increase in cash and cash equivalents for continuing operations of £1,941 million from 1 April 2005 to 31 March 2006, principally reflecting the receipt of cash from the sale of PacifiCorp. After adjusting for the cash outflow from the repayment of borrowings of £103 million and for adverse non-cash movements of £100 million, primarily relating to the effect of foreign exchange, net debt for continuing operations was £83 million at 31 March 2006, £1,944 million lower than at 1 April 2005. Excluding the proceeds from the sale of PacifiCorp, net debt would be £2,851 million, an increase of £824 million on the 1 April 2005 position. Net debt will increase significantly in June following the return of £2.25 billion of cash to shareholders and the £100 million contribution to the group's pension schemes. The remaining net proceeds will be invested in the continuing businesses.

In addition to the cash generated from operations and existing cash balances, the group relies on flexible borrowing facilities from the capital markets, as described in the 'Financing' section below, at favourable rates of interest as a source of liquidity to fund investment as required. Issues of debt are influenced by levels of short-term debt, cash from operations, capital expenditure, market conditions, regulatory approvals and other considerations.

6.2.5 FINANCING

Until 2001, the group's external borrowings were generally sourced by SPUK as the finance vehicle for the majority of the UK activities. Since then, Scottish Power plc ("SP plc") has been the main borrower of the group.

During the year, SP plc cancelled its $375 million facility and its $625 million facility, both maturing in June 2008. These were replaced with a £500 million facility maturing in December 2010. This facility was undrawn at the year end. SP plc's revolving credit facility contains a financial covenant limiting the ratio of consolidated borrowings to consolidated operating cash flows to no more than 4.25 to 1. The company has been in compliance with this covenant throughout the year to 31 March 2006. At no point during the year was the group in default under, or failed to satisfy any of the terms of, any of its financing arrangements and no dividends were deferred.

There have been no new issues under the SP plc $4 billion US shelf registration during the current year and there have been no new issues in the year under the group's $7 billion euro-medium-term note programme. Cumulative issues outstanding under the two programmes total $1,500 million and $2,275 million respectively. SP plc and SPUK are the issuers under the euro-medium-term note programme.

During the year SPUK has not added to its index-linked liabilities, currently totalling £275 million. Total borrowings from the European Investment Bank ("EIB") amounted to £198 million. The EIB debt within SP Manweb plc contains financial covenants relating to interest cover (EBITDA to net interest payable not less than 4.0 to 1) and net debt to EBITDA (not greater than 4.0 to 1) of SP Manweb plc. SP Manweb plc has been in compliance with these covenants throughout the year to 31 March 2006.

The UK distribution, transmission and generation subsidiaries have provided upstream guarantees to support the majority of SPUK's debt that existed at 1 October 2001, following their incorporation to comply with the Utilities Act 2000 ("Utilities Act"). As at 31 March 2006, the total amount of debt guaranteed by the three companies amounted to £1,959 million. New debt issued by SPUK after 1 October 2001 is not permitted to benefit from the guarantee of SPUK's subsidiaries, SP Distribution Limited and SP Transmission Limited.

PPM Energy is funded by loans from other group companies and does not hold any external debt, although certain power purchase obligations relating to the Klamath project are accounted for as debt on the Balance Sheet. As part of the financing structures to enable PPM Energy to utilise the benefits of PTCs going forward (see Section 4.3 'PPM Energy'), the group may expect to realise accelerated cash receipts against any debt or financing requirements as part of these financing structures.

6.2.6 CREDIT RATINGS

SP plc and SPUK have credit ratings published by Standard & Poor's Ratings group ("S&P") and Moody's Investors Service ("Moody's") as shown in Table 18. These security ratings are not recommendations to buy, sell or hold securities. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies. Each credit rating should be evaluated independently of any other rating.

TABLE 18

Credit ratings

	S&P	Moody's
SP plc	BBB+	Baa1
SPUK (long-term)	A-	A3
SPUK (short-term)	A-2	P-2

Any adverse change to credit ratings of group companies could negatively impact on their ability to access capital markets and on the rates of interest that they would be charged for such access. The EIB debt within SP Transmission Limited and SP Distribution Limited contains credit downgrade language, which does not constitute default, but means that, should the ratings of SP Transmission Limited or SP Distribution Limited fall, the EIB will be entitled to ask for additional security in the form of a guarantee acceptable to the EIB. Interest rates under SP plc's revolving credit facility and commitment fees on the facility would both increase with a ratings downgrade.

The investment of surplus cash is undertaken to maximise the return within Board-approved policies, which govern the ratings criteria, maximum investment and the maturity with any one counterparty. Counterparties are required to have a short-term rating of at least A-1, P-1 or F-1 from one of the three major rating agencies.

As set out above, ScottishPower is committed to maintaining an A category credit rating for its regulated operating subsidiaries, thereby allowing access to flexible borrowing sources at favourable cost. To achieve this rating, the group will target credit ratios of adjusted FFO/net debt of greater than 25% and FFO/interest cover of more than five times. ScottishPower will work closely with the rating agencies in order to ensure its rating objectives are achieved.

6.2.7 CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The group enters into various financial obligations in the normal course of business. Contractual financial obligations are considered to comprise known future cash payments that the group is required to make under contractual arrangements in place at 31 March 2006.

Table 19 details the group's contractual obligations at 31 March 2006.

TABLE 19

Contractual obligations at 31 March 2006 (£m)

	Payments due by period				
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Loans and other borrowings (including overdrafts)	700.3	789.5	962.4	2,934.1	5,386.3
Finance leases	13.2	26.9	25.2	27.3	92.6
Operating leases	10.8	16.4	10.9	67.6	105.7
Energy purchase commitments	3,842.7	2,672.1	982.4	1,913.8	9,411.0
Capital commitments	361.6	170.5	-	-	532.1
Other firm commitments	51.6	78.3	65.0	48.2	243.1
Total	4,980.2	3,753.7	2,045.9	4,991.0	15,770.8

In addition to the contractual obligations in the table above, the group expects to contribute £146 million to its UK pension schemes (including one-off special contributions of £100 million) in the year ending 31 March 2007.

The loans and other borrowings figures in Table 19 are stated at book value at 31 March 2006 and include future interest payments under these obligations as well as interest commitments on the group's treasury-related derivatives.

Energy purchase commitments included within Table 19 arise principally from short- and long-term power and fuel purchase contracts.

Other firm commitments included within Table 19 arise principally from operations and maintenance contracts and information technology services.

The group invested £1 billion in its asset base during the year ended 31 March 2006. The group's estimated net investment in its

TABLE 20

Fair value of financial derivative contracts (£m)

	Total group
Fair value of contracts outstanding at 1 April 2005	545.2
Contracts realised or otherwise settled during the year	(98.2)
Changes in fair values attributable to changes in valuation techniques and assumptions	–
Other changes in fair value	445.8
Foreign exchange movement	0.8
Fair value of contracts outstanding at 31 March 2006	893.6

asset base for the year ended 31 March 2007, which is subject to continuing review and revisions, is approximately £1.2 billion, based on a US dollar/UK sterling exchange rate of approximately $1.80, and represents investment in growth projects and refurbishment.

6.3 GOING CONCERN

The directors confirm that the group remains a going concern on the basis of its future cash flow forecasts and has sufficient working capital for present requirements.

7 Fair Value of Derivative Contracts, Pension & Off Balance Sheet Arrangements

7.1 FAIR VALUE OF DERIVATIVE CONTRACTS

The group uses derivative instruments in the normal course of business to offset fluctuations in earnings, cash flows and equity associated with movements in exchange rates, interest rates and commodity prices. Table 20 details the changes in the fair value of the group's energy related and treasury derivative contracts which are subject to the requirements of IAS 39. IAS 39 requires all derivatives, as defined by the standard, to be marked to market, except for those which qualify for a specific exemption under the standard or associated guidance, for example those defined as own use. The derivatives which are marked to market in accordance with IAS 39 include only certain of the group's commercial contractual arrangements as many of these arrangements fall outside the scope of IAS 39. The group has entered into various energy-related and treasury derivative contracts, primarily for hedging purposes. In accordance with IFRS, the value of derivatives are reflected as assets or liabilities at their fair values at the balance sheet date, with changes in fair values of those derivatives held for hedging purposes only recognised through earnings when the hedged item is recognised.

The group's valuation strategies for derivative and other financial instruments utilise as far as possible quoted prices in an active trading market. Futures, swaps, and forward agreements are valued against the appropriate market-based curves. Forward price curves are developed using market prices from independent sources for liquid commodities, markets and products and modelled for illiquid commodities, markets and products. Single-variable options are valued against market price and volatility curves. Dual-variable options are valued against market price, volatility and correlation curves between two variables. Volatility curves are developed for open positions in both liquid and illiquid markets. They are developed from actively traded options (implied volatility), where markets exist, or using historical forward volatilities and other relevant market data. Correlation curves are developed using historical spot and forward correlations and other relevant market data. Structured transactions are disaggregated into their traded core components, and each component is valued against the appropriate market-based curves. For transactions where a market price for the point of delivery is not actively quoted, if possible, the transaction is valued at the most appropriate point of delivery where a market price exists with appropriate adjustments for the actual point of delivery, including if applicable currency adjustments. Assets owned (long position) are valued against the quoted bid price. If assets are owed (short position) they are marked to the quoted offer price. Where valuation incorporates midmarket price data, additional liquidity adjustments are made to the fair value to bring it in accordance with the profile of net long/short exposure. The value of net long volatility positions is marked against the bid volatility curve. For net short volatility positions, the offer volatility curve is used. Other adjustments include discounting and credit adjustments, where those have not already been captured in the mark-to-market process. In the absence of quoted prices for identical or similar assets or liabilities, it is sometimes necessary to apply valuation techniques where contracts are marked to approved models. Models are used for developing both the forward curves and the valuation metrics of the instruments themselves where the instruments are complex combinations of standard or nonstandard products. All models are subject to rigorous testing prior to being approved for valuation and subsequent

TABLE 21

Maturity profile of fair value of derivative contracts outstanding (£m)

	Within 1 year	Between 1-3 years	Between 3-5 years	After 5 years	Total
Valuation based on actively quoted market prices and rates from third-party sources	291.3	222.9	10.0	20.0	544.2
Valuation based on models and other valuation methods	149.6	202.1	32.8	(35.1)	349.4
Total	440.9	425.0	42.8	(15.1)	893.6

continuous testing and approval procedures designed to ensure the validity and accuracy of the model assumptions and inputs.

The group accounts for compound financial instruments that contain both a liability and an embedded derivative component by separating these components and assigning individual values to each of them. In Table 20 changes in fair values attributable to changes in valuation techniques and assumptions reflect changes in the fair value of mark-to-market values as a result of applying refinements in valuation modelling techniques. Other changes in fair value reflect changes in fair value that have been recognised through the income statement or through equity in the current year in relation to derivative financial instruments.

As shown in Table 21, standardised derivative contracts that are valued using market quotations are classified as valuations based on actively quoted market prices and rates from third-party sources. All remaining contracts, which include non-standard contracts and contracts for which market prices are not routinely quoted, are classified as valuations based on models and other valuation methods.

7.2 PENSION ARRANGEMENTS

The group accounts for its retirement benefit obligations in accordance with IAS 19 ("Employee Benefits"). IAS 19 prescribes detailed rules for the calculation of pension scheme assets and liabilities and indicates the net accounting surplus or deficit that would exist on an ongoing basis using market conditions at the balance sheet date. Fluctuations in market conditions can result in significant volatility in the balance sheet position. Pension schemes are, however, managed over the long-term. Investment and liability decisions are based on underlying actuarial and economic circumstance with the intention of making sure that the schemes have sufficient assets to meet liabilities as they fall due, rather than meeting accounting requirements. The group and the trustees of the group's schemes have reviewed the investment strategy for the asset/liability matching of the group's schemes and this has resulted in agreement to a gradual shift towards a higher element of bond/gilt holdings from equities. While the trustees of each plan are responsible for determining investment strategy they do liaise with and keep the company informed of their strategy. The ongoing position will continue to be monitored by the trustees and the company. The objective over the long-term being to make sure the investment strategy is aligned to the maturing nature of the scheme and its liabilities.

At 31 March 2006, the group's retirement benefit obligations in respect of pensions amounted to £153 million (2005: £502 million). In connection with the return of cash to shareholders, the group has reached agreement with the trustees of the ScottishPower Pension Scheme, the ScottishPower Group Final Salary LifePlan and the Manweb Group Section of the Electricity Supply Pension Scheme to make special contributions to each scheme in order to fund the deficit as at 31 December 2005, computed in accordance with Financial Reporting Standard 17 ("Retirement Benefits"), in respect of each scheme over a period of up to five years. The group has made an aggregate lump sum contribution of £28 million during March 2006 into the schemes. On completion of the return of cash to shareholders, an aggregate lump sum contribution of £100 million will be made to the schemes and four further aggregate annual payment of £13.2 million will be made to the schemes commencing on 31 March 2007, subject to a deficit continuing in those schemes at each due payment date. The pension cost recognised in the year ended 31 March 2006 amounted to £68 million (2005: £48 million) of which £49 million (2005: £28 million) related to continuing operations and £19 million (2005: £20 million) to discontinued operations. These amounts are stated before capitalisation of employee costs in respect of self-constructed assets.

Following a review of the group's UK pension arrangements, the ScottishPower Final Salary LifePlan and the ScottishPower Executive Top up Plan were merged with the ScottishPower Pension Scheme as at 31 March 2006. This will lead to economies of scale in relation to the ongoing running costs in the delivery of the pension benefits due to the group's current and past staff. From 1 April 2006 new entrants will have access to a defined contribution Stakeholder Pension Plan. The merged ScottishPower Pension Scheme and the Manweb Pension Scheme are closed to new entrants.

7.3 OFF BALANCE SHEET ARRANGEMENTS

The group has not entered into any transactions or arrangements which have given rise to off balance sheet obligations other than in respect of the following:

7.3.1 OPERATING LEASES

The group has entered into various operating leases. In accordance with IFRS, future payments under these leases, amounting to £106 million at 31 March 2006 (2005: £97 million), are not recognised as liabilities in the group's balance sheet.

7.3.2 GUARANTEES

In the course of its ordinary business, the group has provided certain guarantees of its own performance. These guarantees are not expected to have a material impact on the group's financial position. In addition, in accordance with common practice, the group has provided guarantees of the performance of certain businesses and assets, which have been disposed of. The group has provided for a liability, estimated at $170 million, under the tax indemnity given to MidAmerican on the sale of PacifiCorp. As a result of the sale of PacifiCorp, the US tax group holds sufficient capital losses to offset this liability. With this exception, the amounts guaranteed under these arrangements are significant in absolute value but the probability of these guarantees crystallising and resulting in a material change in the group's financial position is remote. The group has also entered into other arrangements in the normal course of business, which may crystallise as a result of events other than the group's non-performance of its contractual obligations. The probability of these guarantees giving rise to a material change in the group's financial position is remote. Further details of these guarantees are provided in Note 44(k) on page 152.

8 IFRS to US GAAP Reconciliation

The group's Accounts are prepared in accordance with IFRS, which differs in significant respects from US GAAP. Reconciliations of profit and equity shareholders' funds between IFRS and US GAAP are set out in Note 44 to the Accounts. Under US GAAP, the profit for the year ended 31 March 2006 was £1,085.4 million, compared to a loss of £494.7 million in the previous year. The earnings per share under US GAAP was 58.91 pence compared to a loss per share of 27.02 pence in 2004/05. Equity shareholders' funds under US GAAP amounted to £5,520.9 million at 31 March 2006 compared to £4,794.2 million at 31 March 2005.

9 Resources, Relationships & Risk Factors

REPORTING OF NON-FINANCIAL MEASURES

Note: For the first time, reporting of the group's results is covered by the EU Accounts Modernisation Directive ("AMD"). The AMD has implications for the reporting of non-financial aspects of the group's performance. Since 1995, ScottishPower has published an annual summary of environmental impacts to air, land, water and biodiversity which from 2002/03, has been contained in the ScottishPower Environmental and Social Impact Report (and the related detailed performance reports), published in the autumn of each year. Implementation of the AMD has been the subject of extensive consultation and uncertainties remain regarding aspects of emerging best practice. ScottishPower is conducting a review of its non-financial reporting and will publish its full disclosure in respect of Corporate Responsibility matters on the ScottishPower website in the autumn of 2006. From 2005/06, the group's environmental reporting will be consistent with the UK Government's Department of Environment Food and Rural Affairs Guidelines for Environmental Reporting. In the meantime, a high level selection of Key Performance Indicators ("KPI") and summary data is included in this section of the Annual Report & Accounts.

9.1 RESOURCES

9.1.1 DESCRIPTION OF THE COMPANY'S PROPERTY

UK BUSINESSES

The UK properties consist of generating stations, transmission and distribution facilities and certain non-operational properties in which the company holds freehold or leasehold interests.

ScottishPower owns seven power stations in Scotland (five of which are operational) and four in England. It also owns four windfarms in Northern Ireland, six in Scotland, and one in the Republic of Ireland. In addition, the company has joint venture interests in four windfarms, three of which are in England and one in Wales. All generation plant is owned by the company, with the exception of the non-operational Methil power station, which is held on a ground lease that expires in 2012, and the windfarms, which are generally held on ground leases of at least 25 years' duration. See Table 22 for details of operational generation assets.

At 31 March 2006, the UK transmission facilities included approximately 4,000 circuit km of overhead lines and underground cable operated at 400 kV, 275 kV and 132 kV. In addition, the distribution facilities included approximately 108,000 circuit km of overhead lines and underground cable at voltages operating from 33 kV to 0.23 kV. The group holds either permanent rights or wayleaves which entitle it to run these lines and cables through private land. See Table 9 (page 14) for further details.

NORTH AMERICAN BUSINESS

The North American properties consist primarily of generating facilities, gas storage facilities and a number of offices.

PPM Energy owns or controls more than 2,200 MW of generating capacity, including power purchase and operating agreements, see Table 23.

PPM Energy's contracted capacity (606 MW of wind power contracted for a period of 25 years and 237 MW of thermal power contracted for a period of 30 years) comes from long-term agreements while 1,099 MW comes from outright ownership of 12 wind plants and two thermal plants. PPM Energy's windfarms are on land owned or leased for 25 years or more. PPM Energy also manages group-owned gas storage facilities in Alberta, Canada and owns facilities in Texas and New Mexico, representing about 50 BCF of gas storage capacity.

9.1.2 GROUP EMPLOYEES

ScottishPower and its subsidiaries had 9,793 employees as at 31 March 2006. Of these, 3,380 were employed in Energy Networks, 5,512 in Energy Retail & Wholesale, and 371 in PPM Energy and its subsidiaries, with the remaining 530 employed in corporate services and other US subsidiaries. Approximately 57% of employees in the UK are union members, and 82% are covered by collective bargaining arrangements. In the company's judgement, employee relations in both the UK and the North American businesses are satisfactory.

EMPLOYMENT REGULATION

Formal terms of employment for ScottishPower employees vary across the group as they reflect local employment legislation – which varies not just between the UK, Canada and the US, but between different US states. ScottishPower has well-defined policies in place throughout its businesses to ensure compliance with applicable laws and related codes of practice. These policies cover a wide range of employment issues such as disciplinary action, grievance, harassment, discrimination, stress and 'whistle-blowing' and have been brought together in the ScottishPower policy document, 'Compliance – Behaviour and the Law' (which also outlines expectations for employees' conduct).

TABLE 22

Sources of ScottishPower owned generating capacity and output in the UK and the Republic of Ireland as at 31 March 2006

	Location	Energy source	Installation date	Plant net capability (MW)
Thermal electric plants				
Longannet	Fife, Scotland	Coal/gas/waste derived fuel	1970	2,304
Cockenzie	East Lothian, Scotland	Coal/oil/biomass	1967	1,152
Brighton	Sussex, England	Natural gas-fired – combined cycle	2000	400
Damhead Creek	Kent, England	Natural gas-fired – combined cycle	2000	800
Knapton	Yorkshire, England	Sour gas-fired – single open cycle	1994	42
Rye House	Hertfordshire, England	Natural gas-fired – combined cycle	1993	715
Sub-total (6 thermal electric plants)				**5,413**
Hydroelectric plants				
Cruachan	Argyll & Bute, Scotland	Pumped storage	1965	440
Galloway Scheme	Dumfries & Galloway, Scotland	Conventional hydro	1930s/1985	106
Lanark Scheme	Lanarkshire, Scotland	Conventional hydro	1920s	17
Sub-total (3 hydroelectric plants)				**563**
Renewable electric plants				
Barnesmore	County Donegal, Republic of Ireland	Wind generation	1997	15
Beinn an Tuirc	Argyll & Bute, Scotland	Wind generation	2001	30
Black Law	Lanarkshire, Scotland	Wind generation	2005	97
Callagheen	County Fermanagh, Northern Ireland	Wind generation	2006	17
Carland Cross	Cornwall, England	Wind generation	1992	3*
Coal Clough	Lancashire, England	Wind generation	1992	4*
Coldham	Cambridgeshire, England	Wind generation	2005	16*
Corkey	County Antrim, Northern Ireland	Wind generation	1994	5
Cruach Mhor	Argyll & Bute, Scotland	Wind generation	2004	30
Dun Law	Midlothian, Scotland	Wind generation	2000	17
Elliots Hill	County Antrim, Northern Ireland	Wind generation	1995	5
Hagshaw Hill	Lanarkshire, Scotland	Wind generation	1995	16
Hare Hill	Ayrshire, Scotland	Wind generation	2000	13
P & L Windfarm	Monmouthshire, Wales	Wind generation	1993	15*
Rigged Hill	County Londonderry, Northern Ireland	Wind generation	1994	5
Sub-total (15 renewable electric plants)				**288**
CHP	Various, England	Combined heat and power (gas fired)	Various	**102**
Total all plants (owned or controlled plants)				**6,366**

*Jointly owned plants; amount shown represents ScottishPower's share only.

EMPLOYEE CONSULTATION

The group's businesses use surveys and other tools to understand the key issues for each business unit. Regular consultation takes place using a variety of means, including monthly team meetings, team managers' conferences, business unit road shows, safety committees, presentations and employee magazines. The group believes that an important element of a positive working experience is stable employee and industrial relations; it recognises the legitimacy of trade union involvement and has formal agreements in place to foster open, two-way communication and consultation. Positive relationships and ongoing liaison with employees and their representatives are seen as contributing significantly to achieving the performance objectives of the businesses.

The company has also undertaken a review of its existing UK consultation arrangements in order to comply with the Information and Consultation of Employees Regulations which came into force in April 2005. These Regulations give employees in larger firms the right to be informed and consulted on a regular basis about issues in the business they work for.

EQUAL OPPORTUNITIES

ScottishPower is committed to promoting equal opportunities for all, irrespective of age, colour, disability, ethnic or national origin, marital status, nationality, race, religion or similar belief, creed, sex, sexual orientation or any other considerations that do not affect a person's ability to perform their job.

In recruitment the group aims to employ the best candidate for a job, irrespective of gender, race, disability or any other status protected by relevant laws.

Further details of group workplace policy and performance can be found in the 'Corporate Responsibility' section of www.scottishpower.com.

9.1.3 RESEARCH AND DEVELOPMENT

ScottishPower supports research into development of the generation, transmission, distribution and supply of electricity. It also continues to contribute, on an industry-wide basis, towards the cost of research into electricity utilisation and distribution developments. In financial years 2005/06, 2004/05 and

TABLE 23

Summary of PPM Energy generating facilities as at 31 March 2006

	Location	Energy source	Installation date	Plant net capability (MW)
Thermal electric plants				
Klamath Cogeneration Plant	Klamath Falls, Oregon	Natural gas-fired – combined cycle	2001	506†
West Valley Generating Plant	West Valley City, Utah	Natural gas-fired – single cycle	2002	200
Klamath Generating Plant	Klamath Falls, Oregon	Natural gas-fired – single cycle	2002	100
Sub-total (3 thermal electric plants)				**806**
Renewable electric plants				
Phoenix Wind Power Plant	Southern California	Wind generation	1999	3
Stateline Wind Energy Center	Oregon/Washington	Wind generation	2002	300
Klondike Wind Power Plant	North Central Oregon	Wind generation	2001	24
Klondike II Wind Power Plant	North Central Oregon	Wind generation	2005	75
High Winds Energy Center	Northern California	Wind generation	2003	162
Southwest Wyoming Wind Energy Center	Southwest Wyoming	Wind generation	2003	144
Moraine Wind Power Plant	Southwest Minnesota	Wind generation	2003	51
Flying Cloud Wind Power Plant	Northwest Iowa	Wind generation	2003	44
Mountain View III Wind Power Plant	Southern California	Wind generation	2003	22
Colorado Green Wind Power Plant	Southeast Colorado	Wind generation	2003	81*
Trimont Wind Power Plant	Southwest Minnesota	Wind generation	2005	100
Elk River Wind Power Plant	Central Kansas	Wind generation	2005	150
Maple Ridge Wind Farm	Upstate New York	Wind generation	2005	99*
Shiloh Wind Power Plant	Northern California	Wind generation	2006	150
Sub-total (14 renewable electric plants)				**1,405**
Total all plants (owned or controlled plants)				**2,211**

† Third-party owned plant; PPM Energy has a contract for 47% of the output; and provides management services to the third-party for the full output.

* Jointly owned plants; amount shown represents PPM Energy's share only.

2003/04, research and development expenditure charged to the group's operating profit was £0.3 million, £0.2 million and £0.2 million, respectively.

9.2 RELATIONSHIPS

9.2.1 COMMUNITY

MANAGING IMPACTS THROUGH COMMUNITY CONSULTATION

Key community impact issues include the siting of new facilities, the presence of distribution and transmission lines and routine maintenance and upkeep work. A variety of methods of consultation is used to keep in touch with the needs and concerns of the communities potentially affected.

In the UK community consultation processes include representation at community meetings, presentations and forums, for example, consultation is part of the windfarm development process, from scoping through to the end of development. Maintenance work often involves gaining access and working on other people's land, so a Grantor's Charter is employed, which details standards staff and contractors observe when working on other people's property.

PPM Energy is making substantial investment in new windfarm facilities and has developed a comprehensive process for evaluating the community impact of windfarms, including surrounding environment, consistent with current land uses and impacts on wildlife.

INVESTING IN THE COMMUNITY

In order to encourage comparability, the group uses the London Benchmarking Group ("LBG") model to evaluate its community support activity across the group. The LBG model is a standard for community reporting currently adopted by 101 leading UK companies. It endeavours to provide consistency and comparability across companies and to account for the total impact on communities, rather than charitable contributions alone. ScottishPower's use of the model is reviewed each year by the LBG to help ensure the evaluation principles are correctly and consistently applied.

During 2005/06, ScottishPower companies contributed £3.83 million in community support activity, of which £1.80 million was contributed to registered charitable organisations. The total incorporated £631,000 categorised by the LBG model as charitable gifts, £2.98 million of community support activity categorised as community investment and £218,000 categorised as commercial initiatives in the community given in cash, through staff time and in-kind donations.

Further details of group community engagement policy and performance in the 'Corporate Responsibility' section of www.scottishpower.com.

9.2.2 CUSTOMERS

Customers' most fundamental requirements are the provision of a safe, reliable supply of energy and responsive, effective attention when they contact the group's businesses.

SYSTEM PERFORMANCE

In the UK, Ofgem sets targets for system performance, monitoring the two key indicators: CML and CI. Table 24 shows the Energy Networks performance on these measures, indicating an overall 11% improvement year-on-year with Ofgem targets for CI achieved in both areas. Continued investment and operational developments are underway to help meet the Ofgem targets on a consistent basis.

TABLE 24

Energy Networks system performance

Customer Minutes Lost	2005/06	2004/05
SP Distribution	**66.8**	74.9
SP Manweb	**57.4**	65.2

Customer Interruptions	2005/06	2004/05
SP Distribution	**57.6**	65.0
SP Manweb	**42.7**	49.0

CUSTOMER SATISFACTION AND COMPLAINTS

Energy Networks

Complaints to the independent industry consumer watchdog, energywatch, dropped from 111 in 2004/05 to 96 in 2005/06. Penalties were avoided in Ofgem's telephone answering initiative but rankings against other licensees placed ScottishPower 11th and Manweb 12th out of 14. A working group is currently delivering a number of initiatives intended to improve this performance.

Energy Retail

Energy Retail performance is monitored against targets set by Ofgem for Guaranteed Standards (see Table 25) and is also judged by complaints to energywatch per 1,000 customers, which were 1.62 in 2005/06 (2004/05: 1.57). However, in April 2005 energywatch filed a super-complaint requiring Ofgem to investigate suppliers' handling of fuel bills and ScottishPower is working with others to address the concerns raised about the industry-wide billing performance.

TABLE 25

Guaranteed standards

Supply and Metering UK	2005/06	2004/05
Timely repair of faulty prepay meters	**98.34%**	98.49%
Timely despatch of compensation payments	**96.70%**	98.57%
Timely repair of faulty domestic meters	**99.93%**	99.92%
Timely response to questions	**99.97%**	98.97%
Appointments kept to time slot	**98.93%**	98.81%

Further details of the group's system delivery, complaints and other satisfaction measures can be found in the 'Corporate Responsibility' section of www.scottishpower.com.

9.2.3 THE ENVIRONMENT

ScottishPower acknowledges its responsibility for managing the impacts of the group's activities in the production, distribution and supply of energy in an environmentally responsible manner.

ENERGY GENERATION, CLIMATE CHANGE AND EMISSIONS TO ATMOSPHERE

Part of the group's response to managing environmental risk and to the challenge of climate change is to manage the balance of its energy generation: from coal-burning (which of all commercial options produces the highest levels of CO_2) to gas-burning (which produces about half as much CO_2 as coal) and renewables (which produce little to no CO_2).

The changing mix of the group's continuing businesses' electricity generation portfolio, is shown in Table 26. This reflects the purchase and construction of new gas-fired power stations and the increased focus on renewable energy across the group.

TABLE 26

Continuing businesses energy generated or controlled by fuel type

	Percentage generation mix	
Fuel Type (%)	2005	2004
Coal	**42.4**	45.0
Gas	**43.6**	41.6
Hydro	**1.8**	2.2
Wind	**10.1**	10.5
Other	**2.2**	0.6

During 2005, ScottishPower was required to comply with the new regulations applicable to the EU's Emissions Trading Scheme ("ETS"). As part of these regulations, the company was required to redeem emissions allowances to account for greenhouse gas emissions from thermal coal and gas fired generating stations and CHP plant in the UK. The company has met its obligation for the EU emissions year January to December 2005, with the surrender of 15 million tonnes of CO_2 emission allowances in relation to 15 million tonnes of CO_2 emissions.

ScottishPower is also required to comply with the UK Government's RO, under which a proportion of the electricity supplied to customers must be certified from renewable sources. For the last full reporting period (2004/05), ScottishPower redeemed 73% of its obligation.

TABLE 27

Continuing businesses power plant emissions KPIs

	Total kTonnes		GWh production		kTonnes per GWh	
Emissions	2005	2004	2005	2004	2005	2004
Greenhouse gases						
Carbon dioxide	**15,448**	15,732	**27,230**	24,649	**0.5673**	0.6383
Acid rain and smog precursors						
Sulphur dioxide	**48**	62	**27,230**	24,649	**0.0014**	0.0025
Oxides of nitrogen	**34**	34	**27,230**	24,649	**0.0012**	0.0014

Burning fossil fuels to generate electricity produces both CO_2 and other gases that are potentially harmful to the environment, including sulphur dioxide ("SO_2") and oxides of nitrogen ("NO_x"), along with small quantities of heavy metals in combustion ash.

Table 27 sets out the CO_2, SO_2 and NO_x power plant emissions of the group's continuing businesses.

ENERGY INFRASTRUCTURE – TRANSMISSION AND DISTRIBUTION

Energy infrastructure development requires the enhancement and maintenance of the networks and has associated environmental impacts. These impacts are mostly focused on special planning, biodiversity management and management of waste.

ENERGY EFFICIENCY AND DEMAND SIDE MANAGEMENT

Helping customers to become more efficient reduces their energy costs and helps improve environmental performance. In the UK, Ofgem sets residential energy efficiency targets, the EEC, for all licensed suppliers. During the year, ScottishPower has commenced the second phase of EEC which is scheduled to continue until March 2008.

LAND AND BIODIVERSITY

The potential effect of facilities and infrastructure on land and biodiversity has prompted an approach to habitat management that often goes beyond regulatory requirements. This has been developed in consultation with regulatory bodies, non-governmental organisations, wildlife and special interest groups. The aim is not only to minimise impact on natural habitats from the group's operations but to improve upon them, at existing and planned developments, and at sites where activities have ceased. In particular, during 2005/06, Energy Wholesale has implemented a Windfarm Sustainable Development policy in respect to site selection and management.

Similarly in the US, PPM Energy makes significant efforts to protect wildlife in the siting, construction, and operation of its wind business pursuant to a revised Wind Siting and Avian Policy. In addition, PPM Energy has contributed to selected research projects to study the interaction of birds and bats with windfarms, and taken a leading position in numerous multi-stakeholder processes to develop new wind energy/wildlife guidelines.

CONTAMINATED LAND

The ScottishPower policy on Contaminated Land includes a number of activities to help identify, assess, control and remediate the risks of land or property contamination. Each business operation has active programmes of investigation taking place on an ongoing basis. During 2005/06, the company has identified no new material assets that require remedial activity.

COMPLIANCE PERFORMANCE

ScottishPower and its subsidiary companies undertake all operational activities in accordance with relevant environmental permits and authorisations. During 2005/06, the group suffered no (2004/05: nil) prosecutions or fines for breaches of environmental requirements and was issued with two notices of non-compliance (2004/05: three).

Further details of group environmental policy and performance can be found in the 'Corporate Responsibility' section of www.scottishpower.com.

9.2.4 HEALTH AND SAFETY

Health and Safety governance is led by the Chief Executive with the ScottishPower Executive Team ("ET") approving groupwide health and safety targets and reviewing health and safety performance. Monitoring of performance is based on the Group Health and Safety Framework. There are 12 health and safety standards that are used to provide regular assurance to the Board, ET and employees that health and safety is managed effectively and in line with policy. Challenging targets are set each year on lost time accident ("LTA") rates and leading indicators based on the health and safety standards.

The group has a clear strategy to continue to improve health and safety performance using the group health and safety standards.

It has now completed the third year of assessments against these standards and has made significant improvements that correlate well with continuing reductions in LTA rates.

The group LTA rate fell from 0.41 to 0.32 per 100 employees. Details by business are shown in Table 28.

During 2005/06 there has been a focus on training managers and team leaders to enhance their ability to manage health and safety, further enhancing employee training and continuing to promote wider employee involvement in health and safety.

TABLE 28

Lost Time Accident rates

Business	Numbers of accidents 2005/06	Numbers of accidents 2004/05	Accidents per 100 employees 2005/06	Accidents per 100 employees 2004/05
Energy Networks	11	10	0.41	0.38
Energy Retail	14	22	0.30	0.49
Energy Wholesale	4	2	0.41	0.21
PPM Energy	–	–	–	–
Corporate and other	–	2	–	0.42
Total for continuing operations	**29**	**36**	**0.32**	**0.41**

9.2.5 POLITICAL DONATIONS AND EXPENDITURE

ScottishPower is a politically neutral organisation. The company is subject to the Political Parties, Elections and Referendums Act 2000 which defines political "donations" and "expenditure" in wider terms than would be commonly understood by these phrases. The definitions include expenditure which the Board believes it is in the interests of the company to incur. The Act also requires companies to obtain prior shareholder approval of this expenditure; at the AGM in 2005 the company obtained authorisation up to a maximum amount of £80,000 for donations and £20,000 for expenditure.

During the financial year, the company paid a total of £30,550 for activities which may be regarded as falling within the terms of the Act. The recipients of these payments were:

- The Labour Party £21,500;
- The Conservative and Unionist Party £2,000;
- Liberal Democrats £3,300;
- Scottish National Party £2,750; and
- Plaid Cymru £1,000.

These activities comprised the sponsorship of briefings and receptions at party conferences and attendance at party events. These occasions provide an important opportunity for the company to represent its views on a non-partisan basis to politicians from across the political spectrum. The payments do not indicate support for any particular party.

9.2.6 REGULATION

DESCRIPTION OF LEGISLATIVE AND REGULATORY BACKGROUND

As a public limited company ("plc"), Scottish Power plc is subject to the UK Companies Acts and, as a holding company for PPM Energy, is subject to Federal Energy Regulatory Commission ("FERC") regulation as to books and records under the US Public Utility Holding Company Act of 2005.

The principal pieces of legislation forming the regulatory framework for ScottishPower's UK operations are the Electricity Act, the Gas Act 1986 and the Gas Act 1995 ("the Gas Acts") as amended by the Utilities Act, the Energy Act 2004 ("Energy Act") and the relevant EU Directives and Regulations.

The Utilities Act introduced a legal framework for energy company licences based on standard, GB-wide conditions and, taken together with requirements of the Department of Trade and Industry ("DTI") and licence changes introduced by the Regulators, defines the regulatory framework within which SPUK's electricity and gas businesses must operate. In addition, SPUK must act in compliance with EU and UK competition law, in particular, Articles 81 and 82 of the EC Treaty, the Competition Act 1998 and the Enterprise Act 2002.

PPM Energy's wholesale activities are primarily regulated by the FERC, which has authorised market-based rates for PPM Energy and many of its subsidiaries. In addition, PPM Energy's gas storage activities in Texas and New Mexico are subject to regulation by the FERC and by the Texas Railroad Commission and the New Mexico Energy, Minerals and Natural Resources Department, respectively. Those in Canada are subject to regulation by the Alberta Energy and Utilities Board.

UK ELECTRICITY AND GAS INDUSTRY REGULATION

The Utilities Act transferred the functions of the previous electricity and gas industry regulators to the Authority, provided for the appointment of a Chairman and other members of the Authority by the Secretary of State for Trade and Industry ("Secretary of State"). The administrative body supporting the Authority is Ofgem, and the Chief Executive of the Authority is also the Chief Executive of Ofgem. Under the Utilities Act, the principal objective of the Secretary of State and the Authority is to protect the interest of customers, wherever appropriate by promoting effective competition. In carrying out those functions, they are required to have regard to the need to secure that all reasonable demands for electricity and gas are met; the need to ensure that licence holders are able to finance their functions; and the interests of individuals who are disabled or chronically sick, of pensionable age, with low incomes or residing in rural areas. The Authority exercises, concurrently with the Office of Fair Trading ("OFT"), certain functions relating to merger control and anti-competitive conduct and also in relation to UK compliance with the EU's regulatory framework, which has sought to introduce competition in generation and supply and non-discriminatory access to gas transportation and electricity transmission and distribution across the EU.

The Authority is responsible for granting new licences or licence extensions for each participant in the GB gas and electricity markets. The group is required by legislation to hold various licences and, through its relevant operating subsidiaries, is licensed to operate over 6,300 MW of generating capacity and, by contracting in the wholesale market, has access to capacity operated by other licensed generators; to own and maintain the transmission system in central and southern Scotland; to distribute electricity within its two distribution services areas for all suppliers whose customers are within the areas; to contract with gas transporters to have gas transported between the beach terminal and the point of supply; and to supply gas and electricity to customers, with the associated customer service activities, including customer registration, meter reading, sales and marketing, billing and revenue collection.

The Authority is also responsible for monitoring compliance with the conditions of licences and, where necessary, enforcing them through procedures laid down in the Electricity and Gas Acts. Under these Acts, as amended by the Utilities Act, licences consist of standard licence conditions, which apply to all classes of licences, and special conditions particular to that licence. The Authority may modify licence conditions by agreement or through a modification reference to the Competition Commission which requires the Competition Commission to investigate and report on whether matters specified in the reference in pursuance of a licence modification operate, or may be expected to operate, against the public interest; and, if so, whether the adverse public interest effect of these factors could be remedied or prevented by modification of the conditions of the licence. If the Competition Commission so concludes, the Authority must then make such modifications to the licence as appear to it requisite for the purpose of remedying or preventing the adverse effects specified in the report, after giving due notice and consideration to any representations and objections. The Competition Commission has the power to veto any modification. Licences may be terminated in accordance with the licence conditions (for the major licences, by not less than 25 years' notice given by the Secretary of State) and may be revoked in certain circumstances specified in the licence. These include the insolvency of the licensee, the licensee's failure to comply with an enforcement order made by the Authority and the licensee's failure to carry on the activities authorised by the licence.

The UK regulatory regime recognises that the development of competitive markets is not appropriate in some areas: particularly in the core activities of transmission and distribution of electricity and the operation of the gas transportation system. In these areas, regulatory controls are deemed necessary to protect customers in monopoly markets (by determining inflation-limited price caps) and to encourage efficiency. The group's UK transmission and distribution businesses are subject to price controls which restrict the average amount, or total amount, charged for a bundle of services. Through participation in, and the submission of evidence to, price control reviews companies have the opportunity to comment on and seek to influence the final outcome of any price control review.

FERC MARKET POWER ANALYSIS

PPM Energy is authorised by the FERC to charge market-based rates for sales of wholesale energy and capacity. Under the FERC's current policy, market participants must demonstrate that they do not possess market power and are required to submit a market power analysis every three years. The analysis must be applied to all affiliated entities on a combined, or aggregate, basis. In February 2005, PPM Energy and its then affiliate, PacifiCorp, submitted their joint triennial market power analysis to the FERC, which instituted a proceeding to determine whether PPM Energy and PacifiCorp may continue to charge market-based rates for sales of wholesale energy and capacity. The FERC has requested additional information and analysis most recently a submission required by 29 March 2006 and has continued to require market power analysis, even though the sale of PacifiCorp has completed.

UK ENVIRONMENTAL REGULATION

The group's UK businesses are subject to numerous regulatory requirements with respect to the protection of the environment, including environmental laws which regulate the construction, operation and decommissioning of power stations, pursuant to legislation implementing environmental directives adopted by the EU and protocols agreed under the auspices of international bodies such as the United Nations Economic Commission for Europe. Applicable regulations and requirements pertaining to the environment change frequently, however, with the result that continued compliance may require material investments, or that the group's costs and results of operation are less favourable than anticipated.

The Electricity Act obligates the Secretary of State to take into account the effect of electricity generation, transmission, distribution and supply activities upon the physical environment in approving applications for the construction of generating facilities and the location of overhead power lines. The Electricity Act requires the group to take into account the conservation of natural features of beauty and other items of particular interest and lays down the terms under which environmental assessments and formal statements on the preservation of amenity are made.

The Utilities Act provided for environmental guidance to be given by the Secretary of State to Ofgem, and for regulations to be drawn up which require licensed electricity suppliers to secure a certain percentage of their supplies from renewable energy sources, compliance being demonstrated by tradable ROCs or payment of a "Buyout Price". The current requirement is that 15.4% of UK energy should come from renewable sources by 2015/16. The Utilities Act also provided for residential energy efficiency targets to be set for licensed suppliers and to be implemented by the EEC.

The Environmental Protection Act of 1990 ("EPA 1990") requires that potentially polluting activities such as the operation of combustion processes (which includes power plant) requires prior authorisation. The Act also provides for the licensing of waste management and imposes certain obligations and duties on companies which produce, handle, and dispose of waste. The Contaminated Land Regulations, which implement provisions of the Environment Act 1995, require local authorities to identify sites where significant harm is being caused and to take appropriate steps. In order for harm to be demonstrated it must be shown that a source of pollution, a receptor and a pathway are present. Harm may be eliminated by clean-up or by breaking the source to receptor pathway. Clean-up is only required to "fit for subsequent use" standards, so that environmental compliance is consistent with the intended use of the site.

The EU ETS commenced on 1 January 2005 and works on a "cap and trade" basis where installations are allocated a number of allowances which they can then trade to achieve reduced CO_2 emissions at least cost. ScottishPower has 13 installations covered by the scheme and has fully integrated CO_2 management into its energy portfolio, managing CO_2 as a commodity alongside power, gas and coal. EPA 1990 is the primary UK statute governing the environmental regulation of power stations. In April 1991, it introduced a system of Integrated Pollution Control ("IPC") for large scale industrial processes, including power stations. The EU has agreed a Directive on Integrated Pollution Prevention and Control, which introduces a system of licensing for industrial processes such as power stations. This Directive is being implemented via the Pollution Prevention and Control Regulations which will bring modifications to the IPC regime into effect, on a staged basis, during 2006. ScottishPower has seven plants covered by these arrangements. The EU has adopted a framework directive on ambient air quality assessment and management and protocols regarding reductions in the emissions of SO_2 and NO_x have been agreed. Compliance with these requirements will continue to be implemented in the UK by means of the National Air Quality Strategy published in 1997, and reviewed in 2000.

NORTH AMERICAN ENVIRONMENTAL REGULATION

US and Canadian federal, state and local authorities regulate many PPM Energy activities pursuant to laws and regulations designed to prevent and control pollution and restore, protect and enhance the quality of the environment. These laws and regulations govern the construction, permitting, operation and closure of PPM Energy facilities. In general, these laws and regulations give rise to permit and pollution control requirements and other liabilities administered under numerous regulatory authorities, principally in respect of Clean Air Act matters, site clean-up, clean water regulations and protecting Wildlife pursuant to the Endangered Species Act and Migratory Bird Treaty Act.

9.2.7 SUPPLIERS

ENSURING RESPONSIBLE CONDUCT BY SUPPLIERS

In the group's fuel purchasing activities, the reviews conducted before entering into contracts cover cost, quality and risk, credit worthiness, Financial Services Authority compliance, legal issues and social reviews, including environmental and social compliance, social and welfare arrangements of local employees and employee compensation.

In its non-primary fuel procurement activities, group processes include policies, pre-qualification and evaluation criteria and supplier audits focused on employee health and safety and general working conditions, as well as environmental practices and performance.

CREDITOR PAYMENT POLICY AND PRACTICE

In the UK, the group's current policy and practice concerning the payment of its trade creditors is to follow the Better Payment Practice Code to which it is a signatory. Copies of the Code may be obtained from the DTI or from the website www.payontime.co.uk.

The group's policy and practice is to settle terms of payment when agreeing the terms of the transaction, to include the terms in contracts and to pay in accordance with its contractual and legal obligations. The group's creditor days at 31 March 2006 for its UK businesses and US businesses were 5 days and 42 days, respectively.

Further details of group procurement policies, management and performance in the 'Corporate Responsibility' section of www.scottishpower.com.

9.3 RISK FACTORS

9.3.1 INTRODUCTION

There are risks and uncertainties inherent in the group's business which could materially affect the group's business, its revenue, operating profit, net assets, liquidity and capital resources. The group's risk management processes are designed to identify, assess, monitor, report, manage and mitigate each of the various types of risk involved in the group's business and activities; measure quantitative market risk exposure; and identify qualitative market risk exposure in its business.

9.3.2 RISKS RELATING TO THE GROUP'S BUSINESS

The UK Government's energy policy could change, negatively affecting the context in which the group has established its UK business strategy.

In the UK, the Government published a White Paper in February 2003 setting out energy policy. The Government issued a second annual report on the implementation of the White Paper in July 2005, and recently launched an Energy Review that is broad in scope and considers all aspects of the energy system including both energy supply and demand. Whilst the outcome of the Energy Review and its impact on the group are unknown, these documents emphasise a continuing intention to make use of a balance of market-based and regulatory mechanisms to maintain the reliability and security of energy supply whilst seeking to reduce the use of carbon, boost energy-saving and maintain efforts to mitigate the impact of fuel costs on lower-income households. There is particular focus on the electricity and gas sectors with an emphasis on encouraging investment in new generation sources, renewable electricity, energy storage, transmission and distribution infrastructure. The Government's policy objectives are evolving but appear to be largely consistent with EU policy generally. However, as the policy outlined extends well into the future, it could be subject to change and amendment by the present or future Governments. Equally, the European Commission ("the Commission") has published a Green Paper reviewing EU energy policy, with concrete proposals due by the end of 2006. Changes at the UK or EU level could affect the group's business, results of operations or financial condition.

Changes in regulatory requirements and/or modification of the group's current licences could negatively affect the group's business, results of operations or financial condition.

The Commission, the Council of the European Communities and the European Parliament have put in place a regulatory framework for the energy sector in the EU (including, insofar as applicable, the UK). Changes to the EU regulatory framework may therefore impact directly or indirectly on the group's activities. For example, the Commission recently produced its 'Report on progress in creating the internal gas and electricity market' on 15 November 2005, which examines the extent to which markets have been liberalised in line with EU policy. As a result, the Commission has launched infringement procedures against 17 member states (including the UK) in relation to their alleged failure to implement EU liberalisation legislation. At the same time, the European Regulators' Group for Electricity and Gas (the "ERGEG") has launched the Electricity Regional Initiative (27 February 2006) and the Gas Regional Initiative (25 April 2006). ERGEG is an advisory body that assists the Commission in developing an EU internal market for energy. The initiatives aim to identify barriers to progress, and develop options for overcoming these barriers.

Within the UK, the electricity and gas industries are regulated primarily through powers assigned, under the Utilities Act to the Authority which licenses industry participants, enforces licence conditions, regulates quality of service and sets pricing formulae for electricity transmission and distribution activities. In principle, the Authority has wide discretion in the exercise of its obligation to act to protect the interests of customers, by promoting effective competition wherever appropriate. The Authority may propose modifications to licence conditions (licences contain standard licence conditions, which apply to all classes of licence, and special conditions particular to that licence), to which licence holders may agree or object. In the absence of agreement from the holder of a special licence condition, or if objections are above the specified minority threshold for a standard licence condition, the Authority may instead seek to secure a modification through a modification reference to the Competition Commission.

Ensuring that licence holders are able to finance their functions is one of a number of other factors which the Authority must consider. The Authority seeks to promote competition in certain markets (such as those in which Energy Retail and Energy Wholesale are active), and imposes limitations on the rates that may be charged in markets where the regulatory regime does not consider competition to be appropriate (such as those in which Energy Networks is active). The Authority published consultation documents in July 2005, December 2005 and March 2006 as part of its revision of price controls for gas and electricity transmission companies to apply from April 2007. Alterations to the price controls imposed on certain of the group's activities, modifications to licence conditions or other regulatory changes in the UK or EU may negatively affect the group's compliance costs, its business, results of operations or financial condition.

The volatility of commodity costs may have an adverse effect on the results of operations.

The costs incurred by Energy Wholesale are impacted by wholesale energy prices, including the price of carbon, coal, gas and electricity. Wholesale gas and electricity prices in the UK have increased by over 60% compared with the prior year and the price of these commodities remains volatile. The group has been able to mitigate this through a hedging programme over the short-term but has had to institute retail energy price rises. If these conditions sustain or worsen, the group may have to pass through further increased costs to consumers via its Energy Retail business, which could lead to customer losses, and/or changes in demand, which may have an adverse effect on the group's business, results of operations or financial condition. Additionally, if wholesale energy prices remain high or continue to increase and the group is not able to pass such costs through to consumers or to hedge effectively against such rises, this may have an adverse effect on the results of operations.

In addition, short-term price spikes, where prices can increase by as much as 200%, have been observed where an unexpected cold snap coincides with supply problems such as the recent outage at the Rough gas storage facility. The UK is increasingly vulnerable to this kind of event as its own gas production declines and greater reliance is placed on imported gas. Lack of liquidity in traded markets and poor access to transit pipelines throughout Europe add to the risk of an adverse effect on the results of operations.

The assets and business processes of the group may not perform as expected, which could impact the group's business, results of operations or financial condition.

The group's assets, mechanical and IT systems, as well as its business processes and procedures, might not perform as expected which may adversely affect operational, and potentially, business performance. The group relies on complex IT systems. Among other factors, mechanical and operational interruptions including as a result of technical and human factors and weather conditions can result in outages or damage to infrastructure or plant and damage or interruptions to these systems may adversely affect the group's operations. This may affect the group's business, results of operations or financial condition, unless the group resorts to unanticipated network repairs or an unanticipated market transaction to meet any generation shortfall, neither of which may be possible or which may only be possible on adverse terms, and may have an adverse effect on the group's business, results of operations or financial condition.

Loss of market share and profit margins due to increased competitive pressures.

The group's non-regulated businesses operate in competitive markets. A change in the level of marketing undertaken by market participants or in their pricing policies, irrational behaviour by market participants or consolidation between them could have a significant adverse effect on sales, revenues and results of operations.

Licences held by the group may be terminated or revoked.

The group is required by UK legislation to hold various licences in order to carry out its business activities in the UK. Such licences may be terminated in accordance with their notice provisions, or revoked in certain circumstances specified in the licence. These circumstances include the insolvency of the licensee, the licensee's failure to comply with an enforcement order made by the Authority and the licensee's failure to carry on the activities authorised by the licence. Revocation or termination of these licences would have a material adverse effect on the group's business, results of operations or financial condition.

Measures that could be imposed under competition law by the Commission, the Authority, the OFT or the UK Competition Commission could negatively affect the group's business, results of operations or financial condition.
The Commission, the Authority, the OFT and the UK Competition Commission all have powers to apply aspects of competition law in relation to the UK. These bodies may examine the conduct of individual companies, or carry out a broader investigation into markets more generally. Such investigations could result in the imposition of measures on individual companies or the industry in general to remedy or penalise behaviour (for example, by imposing significant fines, or structural or behavioural remedies) that is deemed to impede the successful functioning of the markets. If an infringement ruling is made, individual companies could also face civil damages actions from third parties. Such measures or civil actions could adversely affect the group's revenue and profitability. The preliminary report of the Commission's recent "Energy sector inquiry" (published on 16 February 2006) identified what it considered to be serious malfunctions of the energy markets in the EU. The Commission has stated that it will pursue further investigations targeted at specific companies, potentially leading to action being taken against them (including significant fines, or structural or behavioural remedies). This may affect the group.

Recently enacted energy legislation in the US could have unpredictable effects on the nature and extent of regulations to which the group is subject and on its revenues or profitability.
In the US, PPM Energy conducts business in conformance with a multitude of federal and state regulatory laws. During the past several years, the United States Congress has actively considered, and will continue to actively consider, significant changes in energy and environmental policy that may affect PPM Energy's business. In August 2005, President Bush signed into law the Energy Policy Act of 2005 ("EPAct 2005"). Among other actions, EPAct 2005 repealed the Public Utility Holding Company Act of 1935, as amended and enacted the Public Utility Holding Company Act of 2005, effective 8 February 2006. EPAct 2005 encourages additional investment in renewable facilities by, among other things, extending authorisation of the ten-year renewable energy production tax credits to projects placed in service through the end of 2007. The sale of PacifiCorp will impact the group's ability to fully utilise these tax credits on a timely basis. Financing structures exist to enable the group to redeem value from the tax credits. PPM Energy completed its first wind portfolio financing structure in May 2006 through which it will realise the value of associated wind tax benefits and expects to undertake similar transactions for substantial portions of its owned windfarm assets during 2006/07. However the continued availability of such structures cannot be guaranteed. Further extensions of such production tax credits and PPM Energy's ability to use such credits may have a significant influence on PPM Energy's future investment strategy and performance and could affect the group's business, results of operations or financial condition.

Breaches of environmental or health and safety laws or regulations could expose the group to claims for financial compensation and adverse regulatory consequences and could damage the group's reputation. Taken together with the inherent uncertainty surrounding the extent or timing of the general trend towards tightening regulation of environmental impact, the group may fail to meet predicted revenues or profitability.
Aspects of the group's activities are inherently hazardous, such as the operation and maintenance of electricity lines and the storage of natural gas. Electricity and gas utilities also typically use and generate in their operations hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of the group's operations that are not currently regarded or proved to have adverse effects but could become so, for example the effects of electric and magnetic fields. The group is also subject to laws and regulations governing health and safety matters, protecting both the public and its employees.

The group is subject to laws and regulations relating to pollution, the protection of the environment and how the group uses and disposes of hazardous substances and waste materials. These laws and regulations require the group to obtain and maintain permits and approvals for the group's operations and impose liabilities, including fines, penalties and other costs, in the event of regulatory and/or permit non-compliance.

In addition, environmental laws in the US impose liability including without regard to fault for releases of hazardous substances into the environment, and the group could be liable under these laws and regulations at current and former group facilities and third party sites where the group has sent wastes. Federal, state and local authorities regulate many of the group's US activities pursuant to laws designed to restore, protect and enhance the quality of the environment.

The group cannot predict what impact, if any, future changes in environmental or health and safety laws and regulations including as a result of the general tightening of environmental regulation may have on the group's results of operations or financial condition.

Any breach of these obligations, or even incidents relating to the environment or health and safety that do not amount to a breach, could adversely affect the group's reputation or business, results of operations or financial condition.

The group's businesses face a number of financial risks.
The group faces various financial risks. The principal financial risks faced by the group are wholesale energy prices (as referred to above and discussed further below), credit/counter-party risk,

liquidity risk and long-term supply risk. In addition, increases or reductions in future retail demand for electricity as a result of economic growth or downturns, among other factors, including abnormal weather, may impact retail revenues, cash flows and investment levels.

Given the nature of the group's operations, the group is exposed to various credit risks arising as a result of the contractual obligations of wholesale trading partners, suppliers and industrial and commercial customers. Whilst the group has put in place group-wide guidelines to mitigate against this risk, credit risk may adversely affect the group's business, results of operations or financial condition.

Given the need for strong liquidity to operate effectively across the group, especially in the power and gas markets, the group is required to ensure that its debt maturities are spread over a wide range of dates and over a suitable range of financial products. The group's ability to obtain suitable levels of liquidity depends on the group's financial performance and general financial and economic conditions including credit rating. Failure to maintain access to financial liquidity may adversely affect the group's business, results of operations or financial condition.

Energy Wholesale's ability to balance its whole portfolio of assets and customers depends, to a large extent, on its ability to secure the long-term supply of electricity, gas and coal. In addition to its own generation activities, Energy Wholesale currently has in place a number of long-term supply contracts. It is uncertain on what terms additional or replacement supplies would be available to the group. Failure to secure alternative sources of supply and/or favourable terms on which such supply can be obtained may adversely affect the group's business, results of operations or financial condition.

Failure to address rising customer debt in a market with rising retail prices and limited sanctions against customers may adversely affect the group's business, results of operations or financial condition. In order to mitigate against this risk, the group employs proactive debt management.

In order to mitigate certain of the financial risks identified, the Board has endorsed the use of derivative financial instruments including swaps, both interest rate and cross-currency, swaptions, options, forward-rate agreements, financial and commodity forward contracts, commodity futures and commodity options. The continued availability of these products and the implementation of a successful hedging strategy cannot be assured and if either of these circumstances cease to continue, this could adversely affect the group's business, results of operations or financial condition.

The effective rate of tax paid by the group may be influenced by a number of factors including changes in law and accounting standards and the group's overall approach to such matters, the results of which could increase or decrease that rate. The group seeks to manage its financial structure efficiently to reduce the overall tax burden on the business where practicable. The continued ability of the group to manage its businesses in this way cannot be assured and failure to do so could affect operational, and potentially, business performance. HM Revenue & Customs and the Internal Revenue Service are reviewing the tax aspects of certain financing arrangements with SPHI. The company believes that prudent provision has been made against potential tax liabilities which may arise as a result of the group's financial structure however this cannot be guaranteed.

IFRS may result in increased volatility in the group's reported results of operations or financial condition.

Notwithstanding the above arrangements, exposure to these risks (or other unidentified financial risks) could adversely impact the group's business, results of operations or financial condition.

The group's overall financial position may be adversely affected by a number of factors including restrictions in borrowing and debt arrangements and changes to credit ratings.
The group is subject to certain covenants and restrictions in relation to its listed debt securities and its bank lending facilities. The group is also subject to restrictions on financing that have been imposed by regulators. These restrictions may hinder the group in servicing the financial requirements of its current business or the financing of newly acquired or developing businesses. The debt issued by the group and certain of its subsidiaries is rated by credit rating agencies and changes to these ratings may affect both the borrowing capacity of the group as a whole and the cost of these borrowings. These factors could adversely affect the group's business, results of operations or financial condition.

The group's pension plan funding obligations are significant and are affected by factors beyond its direct control.
Estimates of the amount and timing of future funding obligations for the group's pension plans are based on various assumptions including, among other things, the actual and projected market performance of the pension plan assets, future long-term corporate bond yields, improving longevity of members and statutory requirements. In the last year the relative improvement in equity markets has seen the plans' asset value rise; however this has been offset by falling bond yields and, therefore, the liabilities have increased in value. The group has recently agreed terms with the trustees and the Pensions Regulator for accelerated repair plan proposals to reduce the amount of the deficits in respect of the group's pension plans. For further information, please refer to Section 7.2 on page 26 of this document. In addition, while the group is consulted by the trustees on the investment strategies of its pension plans, the group has no direct control over these matters as the trustees of each plan are responsible for determining investment strategy. The position will continue to be monitored by the company and the trustees. Further deterioration in the plans' asset values or increase in liabilities would be likely to increase the group's funding obligations and could adversely affect the group's business, results of operations or financial condition.

The group's businesses may be vulnerable to acts of terrorism.
Terrorism threats are an ongoing risk to the entire utility

industry, including ScottishPower. Potential disruptions to operations and information technologies or destruction of facilities from terrorism, including cyber attacks, are not readily determinable and could adversely affect the group's reputation and its business, results of operations or financial condition.

Disposed businesses may expose the group to costs that could have an adverse effect on its results of operations, cash flow and financial condition.

The group has carried out a number of strategic disposals, in the course of which it has given to certain other parties to those transactions certain representations, warranties, covenants and indemnities in respect of them.

The extent to which ScottishPower will be required in the future to incur costs or liabilities in connection with warranty and/or indemnity claims or otherwise in connection with such disposals is not known and, if ScottishPower should incur any such costs, these costs could have an adverse effect on its business, results of operations or financial condition.

The group's businesses face a number of litigation risks.

The group's businesses are parties to various legal claims, actions and complaints (actions pending or threatened), certain of which may involve material amounts. Although the group is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, the Board currently believes that disposition of these matters will not have a materially adverse effect on the group's results of operations or financial condition.

9.3.3 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

RISK CONTROL ENVIRONMENT

The group's strategy is to conduct business in a manner benefiting customers through balancing cost and risk while delivering shareholder value and protecting the group's performance and reputation by prudently managing the risks inherent in the business. To maintain this strategic direction the group develops and implements risk management policies and procedures, and promotes a rigid control environment at all levels of the organisation.

The risk policy developed by the Board is supported by a governance structure, which includes the ET, a Business Risk and Investment Committee ("BRIC") for each business, Business Risk Assessment Teams and the independent Group Risk Management function.

The structure ensures that the risk management procedures established for each business to identify, assess, monitor, report, manage and mitigate each of the various types of risk involved in its business are adequately designed and implemented and that an effective and efficient system of internal controls is maintained. The businesses adhere to their specific business risk limits and guidelines which are endorsed by the BRIC and approved by the ET. These limits are consistent with the allocation of group risk capital to the businesses. The business limits are allocated based upon the group's total risk capital, being the capital that would cover acceptable potential losses resulting from market and credit risks. The Board has allocated a certain amount of risk capital, based on a 99% confidence interval over a two-year period. This risk capital amount is calculated as the maximum sustainable loss over a two-year period such that the group's financial ratios would still warrant an investment grade rating from rating agencies such as Standard & Poor's or Moody's.

The risks faced by the group fall in the following categories: market risk (both energy price and energy volumetric risk), operational risk, credit risk, weather risk, interest rate risk, inflation risk, insurance risk, foreign exchange risk, liquidity risk, derivative risk, administrative risk, legal risk, regulatory risk, political risk, security risk, pension risk and risks relating to the availability of generation, adequate fuel supply and transportation.

The Board's position on risk and strategy for risk management are contained in the Group Energy Management and Risk Management Policy. The Board implements its policies through a rigid risk governance structure, whereby responsibilities are vested with groups, committees and individuals on a global as well as business level. Further details on the group's risk policy are given in the individual risk sections below.

Generally, the risk management policy and control environment ensures that transactions undertaken and instruments used fall into the types of transactions approved by the Board and are properly validated within the authorised levels of authority. Transactions include instruments such as physically-settled instruments, financially-settled instruments, other contractual obligations, regulatory requirements, and other obligations. The types of instruments which can be used are approved for each business. Subject to the limits requirements discussed above, no transaction is executed unless it is an instrument approved by the BRIC. Further information on the value of derivative instruments utilised by the group is disclosed in Note 25 to the Accounts. Authorised personnel are permitted to engage only in those activities specified in the businesses' operational policies and procedures.

A clear reporting structure has been implemented within the group. It ensures that the portfolios are monitored on a timely basis and sufficient information is made available to management to enable quick response of the business to the dynamic characteristics of its market environment. Those reports include daily position, mark-to-market ("MtM") and Value at Risk ("VaR") reports, as well as periodical fundamentals reports, stress and scenario reports, credit watch, credit exposure, accounting and insurance reports.

ENERGY RISK MANAGEMENT

The group's risk policy relating to energy management is designed to ensure that the energy management and risk management ("EMRM") activities are consistent with the level of risk tolerance acknowledged by the Board and that a risk control and management framework is established and maintained to monitor and measure risks in existing portfolios of assets and contracts, to develop and define appropriate strategies and transactions to manage those risks and to approve and authorise new transactions and energy instruments. The policy is reviewed at least on an annual basis to ensure that its relevance to the current environment is maintained.

Each business of the group that engages in energy management activities establishes a set of operational policies and procedures incorporating the policies and principles set forth in the Group Energy Management and Risk Management Policy and provides detailed information with respect to the roles and responsibilities of each function involved in EMRM activities. These operational policies and procedures are presented to the BRIC for approval at least annually.

In order to manage the impact of financial risks to the group and report results consistent with the operational strategies, the Board has endorsed the use of derivative financial instruments as hedging tools. Those instruments include fixed and floating swaps (interest rate, cross currency and commodity agreements), swaptions, financial options, forward rate agreements, financial and commodity forward contracts, commodity futures, commodity options and other complex derivatives. Such physically- and financially-settled instruments are held by the group to match exposures and are not held for financial trading purposes. Exceptions exist in the group's competitive businesses, PPM Energy and Energy Retail & Wholesale, where a limited and controlled number of transactions and derivatives may be held for proprietary trading purposes.

The group uses a number of risk measurement procedures and techniques to ensure that risk is kept within pre-approved limits. These include earnings volatility control (daily VaR calculation), MtM stop loss limits, price exposure by tenor limits, stress tests and scenario analysis as well as individual transaction and physical position limits. The latter are defined as a maximum commitment value of an individual transaction, physical size of a transaction, VaR impact of the transaction, tenor, instrument types and other relevant measures. Valuation is undertaken on a daily basis by portfolio and exposure is assessed within a two-year rolling forward horizon. All valuation models are reviewed and approved by Risk Management on an ongoing basis, including changes to assumptions and model inputs. Changes that can have significant impact on the Accounts require additional review and approval by the BRIC, ET or Board, as appropriate.

The group utilises hedging instruments in accordance with the approved risk strategies designed to keep exposure within the risk limits discussed above.

VaR is a measure of the potential financial loss on a price exposure position over a defined period to a given level of confidence. VaR computations for the group's energy commodity portfolios are based on a historical simulation technique or a Monte Carlo simulation technique, which utilises historical or stochastically simulated energy market forward price curve changes to estimate the potential unfavourable impact of price changes in the portfolio positions scheduled to settle within the forward 24 months. The quantification of market risk using VaR provides a consistent measure of risk across the group's continually changing portfolio. VaR is not necessarily indicative of actual results that may occur. Future changes in markets inconsistent with historical data or assumptions used could cause actual results to exceed predicted estimates. The group's VaR computations for its energy commodity portfolio utilise several key assumptions, including a 99% confidence level for the resultant price changes and a holding period of five business days. Table 29 provides details of the businesses' VaR measurements.

TABLE 29

VaR measurements (£m)

	Average daily VaR 2005/06	Average daily VaR 2004/05	Maximum VaR 2005/06	Minimum VaR 2005/06
Energy Retail & Wholesale	11.1	8.0	17.6	6.0
PPM Energy	8.7	5.4	13.3	3.2

VaR, while sensitive to changes in portfolio volume, does not account for commodity volume risk. Commodity volume risk is defined as the possibility that a change in the supply of, or demand for, the commodity will create an unexpected imbalance and change the requirements for the commodity. ScottishPower applies stress tests to reinforce its VaR measurements and uses stochastic analysis to estimate the impact of risks on outcomes.

ENERGY PRICE AND VOLUME RISK MANAGEMENT

ENERGY RETAIL & WHOLESALE

On 1 April 2005, the introduction of BETTA combined the Scottish wholesale market with the wholesale market in England & Wales, creating a Great Britain-wide wholesale electricity market with suppliers, traders and generators trading firm physical forward contracts for bulk electricity supply.

Under BETTA, the balancing mechanism, which is operated from one hour ahead of real-time (gate closure) up to real-time by the National Grid Company, is now used to manage the entire Great Britain grid system on a second-by-second basis. Market participants can participate actively in this market through the submission of bids and offers to vary their output as a generator or demand as a customer. The mechanism also provides for calculation and settlement of imbalance charges and revenues arising from the differences between parties' contract positions and their actual physical energy flows.

Energy Retail & Wholesale have procedures in place to minimise exposure to uncertain balancing mechanism prices, that is, the possibility of high charges arising from shortfalls in physical energy or low revenues from sales of surplus physical energy. The businesses enter into bilateral contracts for the sale and purchase of energy across a range of time periods to minimise exposure to the balancing mechanism and its portfolio of flexible generating assets can be used up to gate closure to minimise further this exposure and also to attract premium income from providing flexible electricity to the balancing mechanism. A proportion of the output from several of the group's UK windfarms is dispatched directly as generated into the distribution system; however exposure to imbalance charges for this volume is largely mitigated through persistence modelling of the site output up until gate closure.

The businesses also have entered into longer-term (in excess of one year) arrangements to protect against longer-term volatility of electricity prices. The time periods covered by these longer-term arrangements are reviewed on a continuous basis to provide the desired level of price stability.

The businesses also have procedures in place to minimise exposure to natural gas price variations, which are managed in a similar manner to electricity price exposure, that is through a combination of longer-term contracts and shorter-term trading contracts with flexible delivery profiles, certain derivative financial instruments and through the use of flexibility within the portfolio of electricity generation and natural gas storage assets.

Exposure to coal price risk is mitigated through the use of a combination of financial and physical contracts as well as currency hedges executed by the ScottishPower treasury function.

Cover against volatile spot prices is built up on a rolling basis through the year and, at 31 March 2006, a significant proportion of the businesses' exposure to electricity, natural gas and coal price variations for the period to 31 March 2008 had been mitigated.

Following the commencement of the EU's ETS in January 2005, exposure to carbon emission allowance price variations are managed through trading contracts with delivery within each individual year throughout Phase 1 (2005-2007) and Phase 2 (2008-2012) of the ETS. The euro exposure arising as a result of managing this carbon price exposure is mitigated with currency hedges executed by the ScottishPower treasury function. Decisions taken by the UK Government or the EU in relation to the total number of emission allowances to be allocated under Phase 2 (and subsequent phases) of the EU ETS, and the method of their allocation between market sectors and participants may affect the company's carbon positions and exposures.

Energy Retail & Wholesale manages its ROCs position by means of generation from the businesses' own qualifying plants, through long-term renewable power purchase agreements and through market purchases. The value of ROCs is driven by the buy-out price (set under the Renewables Obligation Order) and the recycle value, which may be affected by the market level of electricity demand and of qualifying generation; the rate of development and construction of new qualifying generation; and decisions made by the government regarding the qualification of different technologies to receive ROCs in future.

Energy Retail & Wholesale measures the market risk in its energy portfolio daily utilising the VaR approach (described above), scenario reporting as well as other measurements of net position, and monitors its portfolio exposure to market risk in comparison to established thresholds. Open positions are also measured at price risk in terms of volumes at each significant delivery location for each forward time period.

PPM ENERGY

PPM Energy's strategy is to match the capacity and output of its assets and long-term sales obligations, with any imbalances being managed via wholesale energy purchases and sales activities.

PPM Energy's wind asset position is balanced with long-term forward sales and some spot sales of both energy and renewable attributes. Associated with the wind energy production are Renewable Energy Certificates ("RECs") that represent the environmental attributes of the renewable energy. Wind generation resources are subject to price variability for that portion of the output that is not committed to long-term fixed price contracts. Imbalances in the REC portfolio are subject to price changes in the REC market.

Substantially all of the business's owned or controlled thermal capacity is committed to long-term contracts, with any imbalance being subject to generation resource availability and the relationship of fuel (natural gas) costs to electricity prices (or "spark spread"). Short-term and daily imbalances are managed through real-time markets. The principal risk associated with this activity is if counterparties fail to perform in accordance with contracts or generation assets fail to perform at reasonable levels.

The business's owned and contracted natural gas storage facilities are subject to a process of prudent risk limits, established risk information systems and clear reporting, with a business model designed to minimise commodity risk. Gas storage activities are subject to the risks associated with the operations and marketing of the storage facilities and services.

PPM Energy may maintain, or create, open positions in response to (or in anticipation of) long-term origination or development transactions. This creates exposure to market price movements, subject to market risk limitations delegated by ScottishPower and oversight by the corporate risk management group embedded in PPM Energy. As such, the business will participate in the wholesale electricity and natural gas markets to manage its open positions. In addition, PPM Energy engages in point-of-view energy management activities in accordance with strict limits approved by the ET and BRIC. Control and performance metrics for such activities are tracked daily.

PPM Energy measures the market risk in its natural gas and electricity portfolio daily utilising the Monte Carlo VaR approach (described above), as well as other measurements of net position, and monitors its portfolio exposure to market risk in comparison to established thresholds. Open positions are also measured in terms of volumes at each delivery location for each forward time period.

CREDIT RISK MANAGEMENT

Credit risk is the financial exposure generated by the potential default of third parties in fulfilling their obligations. It is mitigated and monitored by setting approved credit risk limits at both the counterparty and portfolio level. At the counterparty level the group employs specific eligibility criteria in determining appropriate limits for each prospective counterparty and supplements this with netting and collateral agreements including margining, guarantees, letters of credit and cash deposits where appropriate. Counterparty exposures are then monitored on a daily basis.

The group also sets limits at the aggregate level to ensure the overall portfolio credit exposure remains within limit. Limits on counterparty concentration are placed and monitored at both the individual business level and also on the combined portfolio.

TREASURY RISK MANAGEMENT

The group treasury function is authorised to conduct the day-to-day treasury activities of the group within policies set out by the Board. The group treasury function reports regularly to the Board, through the monthly Group Performance and Risk Report and is subject to internal audit.

INTEREST RATE RISK MANAGEMENT

The group continues to manage its interest rate exposure by maintaining a percentage of its debt at fixed rates of interest. This is done either directly by means of fixed rate debt issues or by use of interest and cross-currency swaps to convert variable rate debt into fixed rate debt and fixed/variable non-functional currency denominated debt into fixed rate functional currency debt. The use of derivative financial instruments relates directly to underlying existing and anticipated indebtedness.

The exposure to fluctuating interest rates is managed by either issuing fixed or floating rate debt or using a range of financial derivative instruments to create the desired fixed/floating mix. The group's interest rate policy is to target a long-term benchmark of at least 70% fixed rate interest. At 31 March 2006, 60% of gross debt was at fixed rates of interest (the comparison with net debt being distorted by the existence of large temporary cash balances). At March 2005, 98% of the net debt was either issued as fixed or converted to fixed rates using interest rate swaps. The weighted average period to maturity of year end fixed debt and interest swaps was eight years. Based on floating rate debt of £1,450 million at 31 March 2006, a 1% change in interest rates at that date would result in a £14.5 million change in profit before tax over a twelve-month period. Substantial floating rate cash balances held at 31 March 2006 for the return of cash and further investment in the businesses will reduce this effect.

All treasury transactions are undertaken to manage the risks arising from underlying activities and no speculative trading is undertaken. The counterparties to these instruments generally consist of financial institutions and other bodies rated at least AA- or Aa3 by one of S&P or Moody's respectively. Although the group is potentially exposed to credit risk in the event of non-performance by counterparties, such credit risk is controlled through credit rating reviews of the counterparties and by limiting the total amount of exposure to any one party to levels agreed by the Board. The group does not believe that it is over exposed to any material concentration of credit risk.

INFLATION RATE RISK MANAGEMENT

In recognition of the fact that a portion of UK revenues are linked to inflation, Scottish Power UK plc maintains part of its debt portfolio in index-linked liabilities. This is done either through issues of debt or through swapping fixed rate debt into index-linked. Index-linked liabilities total £275 million, which represents around 8% of the UK debt portfolio.

INSURANCE RISK MANAGEMENT

Where cost effective, the group maintains a wide-ranging insurance programme providing financial protection, predominately against catastrophic risks. The insurance market has continued to show mixed trends in pricing over the past year. For property insurance, there has been a general increase in premiums due to the effects of hurricanes and other natural disasters. Business Interruption insurance has generally increased due to increased exposures arising from significantly higher commodity prices. Other classes of insurance have resulted in net reductions in premiums due to competition in the insurance market and a favourable loss history. The group has worked closely with its insurance advisors and insurers to maintain efficiencies and long-term stability in premium costs. The renewal of the group's main insurance policies for 2006/07 has been completed with commercial insurers delivering a net premium reduction, albeit with the group taking on increased exposures for some classes. These increased exposures are not deemed to be significant.

FOREIGN EXCHANGE RISK MANAGEMENT

TRANSLATION RISK

The principal objective of the group's currency risk management and hedging strategy is to seek to mitigate exposure to movements in foreign exchange rates for dollar-denominated net assets. This is done by hedging a substantial proportion of US net assets with dollar liabilities. The resulting stream of dollar interest acts as a partial hedge to the translation of US profits. The group has dollar debt (including the $700 million convertible bond) totalling $2,200 million. $1,150 million of this amount has been swapped to sterling leaving $1,050 million of liabilities to hedge the group's US net assets. All foreign currency derivative contracts are subject to the same controls as interest rate derivatives referred to above.

Any foreign currency denominated debt will be subject to re-translation at period end closing rates. A ten cent strengthening of the 31 March 2006 closing US dollar exchange rate would give rise to a £37 million increase in reported net debt at 31 March 2006.

TRANSACTION RISK

Transaction exposure arises principally as a result of the import of coal, biomass and capital equipment as well as the trading of carbon allowances in the UK and gas in North America. Where exposure arises as a result of imports of capital or other goods denominated in foreign currencies the exposure is hedged as soon as it is committed.

LIQUIDITY RISK MANAGEMENT

In recognition of the long life of the group's assets and anticipated indebtedness, and to create financial efficiencies, the group's policy is to arrange that debt maturities are spread over a wide range of dates, thereby ensuring that the group is not subject to excessive refinancing risk in any one year. The group has entered into borrowing agreements for periods out to 2039. The weighted average period to maturity of year end debt was eight years. The group had undrawn committed revolving credit facilities totalling £500 million as at 31 March 2006 which provide backstop liquidity should the need arise. Net cash and cash equivalents amount to £3,583 million.

DERIVATIVE RISK MANAGEMENT

The use of derivative financial instruments (other than those described for energy commodities above) relates directly to underlying existing and anticipated indebtedness, foreign subsidiary net assets and business transactions denominated in foreign currencies.

During the year, as a direct result of the disposal of PacifiCorp, $3,700 million of cross-currency swaps and $1,212 million of interest rate swaps were cancelled.

Credit risk on non-energy commodity derivative transactions is mitigated by a policy of only using counterparties with a credit rating of AA- or above. Exposure to derivative counterparties is monitored using measures, dependent on the type of transactions, that take into account potential market volatility.

10 Critical Accounting Policies & Accounting Developments

10.1 CRITICAL ACCOUNTING POLICIES – IFRS

The group's Accounts have been prepared in accordance with IFRS for the first time for the year ended 31 March 2006, with comparative figures for the prior year restated accordingly. The group's material accounting policies under IFRS are set out in full on pages 70 to 81.

In preparing the Accounts in conformity with IFRS, the directors are required to make estimates and assumptions that impact on the reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates. Certain of the group's accounting policies have been identified as requiring critical accounting judgements or involving particularly complex or subjective decisions or assessments. These are discussed below and have been determined by the group's senior management and approved by the Audit Committee and should be read in conjunction with the full statement of 'Accounting Policies'.

10.1.1 IFRS – FINANCIAL INSTRUMENTS

The group accounts for its derivative financial instruments in accordance with IAS 39. IAS 39 requires all derivatives to be recorded as assets and liabilities in the balance sheet at their fair value, except for those which qualify for specific exemption under the standard such as commodity contracts which are for the purposes of the group's own purchase, sale or usage requirements. For derivatives designated as effective cash flow hedges, the changes in fair value of the derivative assets and liabilities are initially recognised in the hedge reserve and then subsequently transferred to the income statement as the hedged item is recognised in the income statement. For derivatives designated as net investment hedges, the changes in fair value of the derivative assets and liabilities are recognised in the translation reserve. In all other cases, changes in fair values of the derivative financial instruments are recognised in the income statement in the period in which they arise.

The group's valuation strategies for derivative and other financial instruments utilise as far as possible quoted prices in an active trading market.

Futures, swaps, and forward agreements are valued against the appropriate market-based curves. Forward price curves are developed using market prices from independent sources for liquid commodities, markets and products and modelled for illiquid commodities/markets and products.

Single-variable options are valued against market price and volatility curves. Dual-variable options are valued against market price, volatility and correlation curves between two variables. Volatility curves are developed for open positions in both liquid and illiquid markets. They are developed from actively traded options (implied volatility), where markets exist, or using historical forward volatilities and other relevant market data. Correlation curves are developed using historical spot and forward correlations and other relevant market data.

Structured transactions are disaggregated into their traded core components, and each component is valued against the appropriate market-based curves. For transactions where a market price for the point of delivery is not actively quoted, if possible, the transaction is valued at the most appropriate point of delivery where a market price exists with appropriate adjustments for the actual point of delivery, including if applicable currency adjustments.

Assets owned (long position) are valued against the quoted bid price. If assets are owed (short position) they are marked to the quoted offer price. Where valuation incorporates mid-market price data, additional liquidity adjustments are made to the fair value to bring it in accordance with the profile of net long/short exposure. The value of net long volatility positions is marked against the bid volatility curve. For net short volatility positions, the offer volatility curve is used. Other adjustments include discounting and credit adjustments, where those have not already been captured in the mark-to-market process.

In the absence of quoted prices for identical or similar assets or liabilities, it is sometimes necessary to apply valuation techniques where contracts are marked to approved models. Models are used for developing both the forward curves and the valuation metrics of the instruments themselves where the instruments are complex combinations of standard or non-standard products. All models are subject to rigorous testing prior to being approved for valuation and subsequent continuous testing and approval procedures designed to ensure the validity and accuracy of the model assumptions and inputs.

The assumptions within the models used to value financial instruments are critical, since any changes in assumptions could have a significant impact on the fair values and movements which are reflected in the Group Income Statement and Balance Sheet. There is little formal guidance to assist in applying IAS 39 to non-treasury contracts. As a result, significant judgements must be made in applying IAS 39 to the group's energy contracts in particular. Disclosures relating to the group's derivative financial instruments are set out in Note 25 to the Accounts.

10.1.2 IFRS – REVENUE

In the UK, prices for electricity and gas supplied to retail customers are determined within competitive markets. The assessment of energy sales to customers is based on meter readings, which are carried out on a systematic basis throughout the year. At the end of each accounting period, amounts of energy delivered to customers since the last billing date are estimated and the corresponding unbilled revenue is estimated and recorded as sales. Unbilled revenues included within accrued income in the group's balance sheet relating to the group's retail customers of continuing operations at 31 March 2006 amounted to £297 million (2005: £246 million).

10.1.3 IFRS – TAX

The group's tax charge is based on the profit for the year and tax rates in force at the balance sheet date. Estimation of the tax charge requires an assessment to be made of the potential tax treatment of certain items which will only be resolved once finally agreed with the relevant tax authorities. In particular, the tax returns of the group's US businesses are examined by the Internal Revenue Service and state agencies on a several year lag. Assessment of the likely outcome of the examinations is based upon historical experience and the current status of examination issues. In addition, HM Revenue & Customs in the UK and the Internal Revenue Service in the US are reviewing the tax aspects of certain financial arrangements with ScottishPower Holdings Inc. (formerly PacifiCorp Holdings Inc.). The group believes that appropriate provision has been made against potential tax liabilities which may arise as a result of this review, however this cannot be guaranteed.

10.1.4 IFRS – IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

In certain circumstances, accounting standards require property, plant and equipment to be reviewed for impairment. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of the expected future cash flows of the relevant Cash Generating Unit ("CGU"), or disposal value if higher. The discount rate applied is based on the group's weighted average cost of capital with appropriate adjustments for the risks associated with the CGU. Estimates of cash flows involve a significant degree of judgement and are consistent with management's plans and forecasts.

10.1.5 IFRS – PROVISIONS AND CONTINGENCIES

In accounting for contingencies, the group applies IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'. IAS 37 requires that a provision be recognised where there is a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If these conditions are not met, no provision should be recognised.

Contingent liabilities are required to be disclosed in the Notes to the Group Accounts, unless the possibility of a transfer of economic benefits is remote. Contingent gains are not recognised unless realisation of the profit is virtually certain. Appropriate disclosures of contingent liabilities are made regarding litigation, tax matters, and environmental issues, among others. The evaluation of these contingencies is performed by various specialists inside and outside of the group. Accounting for contingencies requires significant judgement by management regarding the estimated probabilities and ranges of exposure to potential loss. The directors' assessment of the group's exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact the group's results and financial position. The directors have used their best judgement in applying IAS 37 to these matters.

10.1.6 IFRS – RETIREMENT BENEFIT OBLIGATIONS

The group operates a number of defined benefit schemes for its employees which are accounted for in accordance with IAS 19 'Employee Benefits' using the immediate recognition approach.

The expense and balance sheet items relating to the group's accounting for pension schemes under IAS 19 are based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates, earnings increases, mortality and increases in pensions in payment. These actuarial assumptions are reviewed annually in line with the requirements of IAS 19. The assumptions adopted are based on prior experience, market conditions and the advice of plan actuaries.

The group chooses a discount rate for each scheme which reflects yields on high-quality, fixed-income investments, specifically AA-rated corporate bonds of a similar duration to the liabilities. The discount rate used for the purposes of determining the IAS 19 pension charge for the year ended 31 March 2006 for the group's principal continuing pension schemes, being the ScottishPower and Manweb pension schemes, was 5.4% for both schemes. The discount rate used for the purposes of determining the pension liability at 31 March 2006 and the pension charge for the year ending 31 March 2007 is 5.0% for both schemes. The pension liability and pension charge both increase as the discount rate is reduced. If the IAS 19 charge for the year ended 31 March 2006 and the pension liability at 31 March 2006 had been based on a discount rate 0.5% p.a. higher or lower than those actually used, the charge would have reduced or increased, respectively, by £7 million and the pension liability would have reduced or increased, respectively, by £240 million in respect of the group's principal continuing pension schemes.

10.2 CRITICAL ACCOUNTING POLICIES – US GAAP

In addition to preparing the group's Accounts in accordance with IFRS, the directors are also required to prepare a reconciliation of the group's profit or loss and shareholders' equity between IFRS and US GAAP. The adjustments required to reconcile the group's profit or loss and shareholders' equity from IFRS to US GAAP are explained in Note 44 to the Accounts. Certain of the group's US GAAP accounting policies have been identified as requiring critical accounting judgements or involving particularly complex or subjective decisions or assessments and these are discussed below. The discussion below should be read in conjunction with the full discussion of the differences between the group's IFRS and US GAAP accounting policies set out in Note 44 to the Accounts.

10.2.1 US GAAP – DERIVATIVE FINANCIAL INSTRUMENTS

US GAAP requires all derivative financial instruments within the scope of FAS 133 'Accounting for Derivative Instruments and Hedging Activities' and certain other subsequent amending standards and guidance to be fair valued. Although there are differences of detail between US GAAP and IFRS with respect to accounting for derivative financial instruments for which no ready market exists, the assumptions used to value these instruments are equally critical under both US GAAP and IFRS.

10.2.2 US GAAP – IMPAIRMENT OF GOODWILL

FAS 142 'Goodwill and Other Intangible Assets' deals with the accounting for goodwill and other intangible assets upon their acquisition and their subsequent measurement. The standard requires that goodwill is not amortised but is tested for impairment at least annually. Under FAS 142, the impairment test is in two stages. The first step is a screen for potential impairment. This compares an estimate of the fair value of the reporting unit that contains the goodwill with the carrying value of the net assets (including goodwill) in the balance sheet of that reporting unit. If this identifies a potential impairment then the second step is required. This requires assigning fair values to the assets and liabilities of the reporting unit (similar to what would be required under acquisition accounting). The difference between the fair value of these net assets and the estimate of the fair value of the reporting unit as a whole provides an implied fair value of the goodwill. If this implied fair value is less than the carrying value of the goodwill, then goodwill is impaired and an impairment charge requires to be recognised. In accordance with the requirements of the standard, the group performed its annual review at 30 September 2005. No impairment was identified as a result of this review.

10.2.3 US GAAP – RETIREMENT BENEFIT OBLIGATIONS

The group accounts for its pension schemes under US GAAP in accordance with FAS 87 'Employers' Accounting for Pensions'. Under FAS 87, certain of the group's pension schemes had assets with a fair value at 31 March 2006 that was less than the accumulated benefit obligation under the schemes at the same date. As a result, at 31 March 2006 the group recognised a minimum pension liability under US GAAP of £159 million, of which £159 million was charged to accumulated other comprehensive income. The discount rate used for the purposes of calculating the charge under US GAAP for the group's principal continuing pension schemes was 5.4%. The discount rate used to calculate the minimum pension liability at 31 March 2006 was 5.0%. If a discount rate had been used for accumulated benefit obligation purposes which was 0.5% p.a. higher or lower than that actually used, the impact would have been to reduce or increase, respectively, the minimum pension liability by £56 million in respect of the group's principal continuing pension schemes.

10.3 ACCOUNTING DEVELOPMENTS

10.3.1 IFRS DEVELOPMENTS APPLICABLE FOR THE YEAR ENDED MARCH 2006

The group has prepared its Accounts in accordance with IFRS for the first time in the year ended 31 March 2006, with comparative figures for the prior year restated accordingly. The effects of the transition from UK GAAP to IFRS on the group's previously reported Income Statement and Balance Sheets are set out in detail in Note 42 to the Accounts. In addition, the group has implemented IAS 32 and IAS 39 prospectively from 1 April 2005. The effect of the implementation of IAS 32 and IAS 39 on the Group Balance Sheet at 1 April 2005 is analysed in detail in Note 43 to the Accounts.

10.3.2 IFRS DEVELOPMENTS APPLICABLE IN THE FUTURE

In preparing these Accounts, the group has applied all relevant IAS, IFRS and Interpretations issued by the IFRIC which have been adopted by the EU as of the date of approval of these Accounts. The group does not expect that the adoption, in the future, by the EU of other IAS, IFRS and Interpretations of the IFRIC issued by the IASB but not yet approved by the EU will have a material effect on the group's results and financial position. Assuming IFRS 7 'Financial Instruments: Disclosures' is approved by the EU, this standard will be mandatory for the group for the year ending 31 March 2008. This standard would require the group to disclose additional information about its financial instruments, their significance and the nature and extent of the risks to which they give rise, together with greater details as to the fair value of its financial instruments and its risk exposure. There will be no effect on the group's income or net assets of any future implementation of this standard.

10.3.3 US GAAP DEVELOPMENTS APPLICABLE FOR THE YEAR ENDED 31 MARCH 2006

In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue 05-6, 'Determining the Amortisation Period for the Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination'. EITF 05-6 requires leasehold improvements acquired in a business combination to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. Additionally, the Issue requires improvements placed in service significantly after and not contemplated at or near the beginning of the lease term to be amortised over the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date the leasehold improvements are purchased.

EITF 05-6 is effective immediately. The adoption of EITF 05-6 has not had a material impact on the group's results of operations or financial position under US GAAP.

In December 2004, the FASB issued FAS 123 (revised 2004), 'Share Based Payment'. FAS 123R replaces FAS 123 and supersedes APB 25. FAS 123R requires that the cost resulting from all share based payment transactions be recognised in the financial statements at fair value and that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. FAS 123R is effective for the group from 1 April 2006. From the effective date, compensation cost is recognised based on the requirements of FAS 123R for all new share based awards and based on the requirements of FAS 123 for all awards granted prior to the effective date of FAS 123R that remain unvested on the effective date.

During 2005 the FASB issued FASB Staff Position ("FSP") 123R – 1, FSP 123R – 2 and FSP 123R – 3. These FSPs detail various aspects of the implementation of FAS 123R. ScottishPower is in the process of assessing the impact of the adoption of FAS 123R on the group's results of operations or financial position under US GAAP.

10.3.4 US GAAP DEVELOPMENTS APPLICABLE IN THE FUTURE

In November 2004, the FASB issued FAS 151, 'Inventory Costs – an amendment of ARB No. 43, Chapter 4'. FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after 15 June 2005.

In December 2004, the FASB issued FAS 153, 'Exchanges of Non-monetary Assets – an amendment of APB Opinion 29', which amends APB Opinion 29, 'Accounting for Non-monetary Transactions' to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with the general exception for exchanges of non-monetary assets that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal years beginning after 15 June 2005.

In March 2005, the FASB FSP FIN 47, 'Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143' which clarifies the application of FAS 143 'Accounting for Obligations Associated with the Retirement of Long-Lived Assets' in respect of conditional asset retirement obligations. The FSP is effective in the first period beginning after 15 December 2005.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'. FSP FAS 115-1 and FAS 124-1 address the determination as to when an impairment in equity securities (including cost method investments) and debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost should be deemed other-than-temporary. FSP FAS 115-1 and FAS 124-1 nullifies certain requirements under EITF Issue No. 03-01 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments' that required the investor to make an evidence-based judgement as to whether it has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment in determining whether the impairment was other than temporary, and the measurement of the impairment loss. The guidance in FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after 15 December 2005.

In November 2005, the FASB issued FSP FIN 45-3 to provide clarification with respect to the application of FIN 45, 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'. FSP FIN 45-3 includes within its scope and provides guidance concerning the application of FIN 45 to a guarantee granted to a business (or to its owners) that the entity's revenue (or the revenue of a specified portion of the entity) will meet a minimum amount (referred to as a minimum revenue guarantee).

The group does not expect the adoption of the above pronouncements to have a material impact on its results of operations or financial position under US GAAP.

In May 2005, the FASB issued FAS 154, 'Accounting Changes and Error Corrections'. FAS 154 replaces APB Opinion No. 20, 'Accounting Changes' and FASB Statement No. 3, 'Reporting Accounting Changes in Interim Financial Statements'. FAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after 15 December 2005. The adoption of FAS 154 will only have an effect when the group makes a change in accounting principle that is addressed by the standard.

11 Cautionary Statement Regarding Non-GAAP Financial Information

ScottishPower management believes that the non-GAAP measures used by ScottishPower in the periods presented, when used in conjunction with other measures that are computed in accordance with IFRS, provide useful information to both management and investors and enhance an understanding of ScottishPower's reported results.

The non-GAAP performance measures included in this Annual Report & Accounts represent the results of operations adjusted:

(i) to exclude the effects of fair value gains and losses on operating derivatives and financing derivatives, excluding, for 2004/05 only, the impact on results of contracts which were previously marked to market or otherwise fair valued but are now subject to IAS 39. All of the group's treasury activities and all but an immaterial proportion of the group's energy management activities are undertaken with a view to economically hedging the group's physical and financial exposures. A number of these contracts do not qualify for own use or hedge accounting under IAS 39 and are therefore fair valued through the Group Income Statement. In addition, those contracts which do qualify for cash flow hedge accounting can have an element of hedge ineffectiveness, which is recorded in the Group Income Statement. ScottishPower management consider that this accounting treatment of fair valuing economic hedges and the resulting Group Income Statement volatility does not appropriately reflect the business purpose of these contracts. In order to provide a more meaningful presentation, the fair value movements on these contracts have been separated from all other aspects of the impact of IAS 39, which remains within underlying business performance.

(ii) to exclude exceptional items. These are items included in operating profit but classified as exceptional as ScottishPower management considers that by virtue of their nature, size or incidence, it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood.

(iii) in relation to discontinued operations only, to exclude the reversal of the depreciation charge for PacifiCorp for the period from 24 May 2005 to 20 March 2006, which under IFRS was not recognised in the group's results.

(iv) to exclude the taxation effect on the above items (i) to (iii).

ScottishPower management assesses business performance by adjusting IFRS statutory results to exclude the items described above. It does this to: ensure year-on-year comparability of results; adjust for non-recurring items and accounting entries in order to provide a more meaningful measure of underlying performance in the year; assist UK analysts and the business community in general, who regularly exclude the effect of applying IAS 39 and exceptional items when assessing and forecasting the results of UK companies.

As ScottishPower management considers that the IAS 39 accounting treatment for contracts, which do not qualify for own use or hedge accounting (as described above), does not appropriately reflect the business purpose of these contracts and that the exceptional items are material and non-recurring in nature. It also excludes these items from the primary financial indicators it uses for internal management reporting, forecasting, budgeting and planning purposes. In addition, the non-GAAP performance measures included herein are consistent with measures used to determine group dividend policy and to reward and incentivise senior management. With respect to discontinued operations only, depreciation and amortisation of non-current assets held for sale prior to 21 March 2006, which under IFRS was not recognised in the group from 24 May 2005, have been included to ensure year-on-year comparability of results.

Presenting ScottishPower's results both including and excluding these items, ensures investors are in a position to make fair and equitable comparisons between the financial results of our business and other companies. Nonetheless, ScottishPower recognises that presenting performance measures which exclude these items is additional disclosure to that required under IFRS. Furthermore, ScottishPower recognises that such non-GAAP performance measures should not be viewed as replacements for, or alternatives to, comparable IFRS measures; rather they should be considered as supplementary measures of ScottishPower's operating performance. In addition, the non-GAAP measures used by ScottishPower may differ from, and not be comparable to, similarly-titled measures used by other companies.

As equal prominence is given to performance measures including and excluding these adjustments within the discussion included in this Annual Report & Accounts, ScottishPower management does not consider the inclusion of non-GAAP measures specifically relating to these items, to disadvantage or materially constrain a reader's ability to assess ScottishPower's performance.

ScottishPower management assesses the performance of its business by adjusting for these items, enabling management to focus on the operational performance of the business. Therefore, to provide more meaningful information, ScottishPower has focused its discussion of business performance on the results giving effect to these adjustments.

In the particular circumstances of the current financial year and the previous financial years, the charge recognised for exceptional items is significantly different and, therefore, make a year-on-year comparison of financial performance extremely difficult. The exceptional item for 2004/05 is non-recurring as no impairment of goodwill has occurred in the last two years and there is no expectation of a further exceptional impairment charge for goodwill in the next two years. The exceptional items for 2005/06 assets are all material items which would not normally occur as part of the group's operations and which are not expected to occur in the next two years. They comprise: (i) an exceptional gain relating to the sale of the group's underground natural gas storage project at Byley to E.ON UK plc; (ii) an exceptional charge relating to costs of the corporate restructuring announced on 6 September 2005; (iii) an exceptional charge relating to the impairment of the group's aircraft leases; and (iv) an exceptional charge relating to probable liabilities in relation to a credit support facility.

Board of Directors and Executive Team

Chairman

CHARLES MILLER SMITH (66) joined the Board as Deputy Chairman in August 1999 and was appointed Chairman in April 2000. Following a career with Unilever for some 30 years, during the last five of which he was Director of Finance and latterly of the Food Executive, he was appointed Chief Executive of ICI in 1995 and then served as Chairman from 1999 to 2001. He is a member of the board of the Indian company, ICICI One Source plc, and of the Ministry of Defence Management Board. Chairman of the Economics Committee of the Confederation of British Industry and a Companion of the Institute of Management. He is also a Senior Advisor to Warburg Pincus International, LLC.

Non-Executive Directors

VICKY BAILEY (54) joined the Board in June 2004. Based in Washington DC, she is a former Assistant Secretary for Policy and International Affairs at the US Department of Energy and ex-member of the Federal Energy Regulatory Commission ("FERC"). She has also served as an Indiana state regulator, and was President of PSI Energy, Inc., Indiana's largest electricity supplier, from June 2000 to July 2001. She was appointed to the board of Battelle, a global research and development organisation, in August 2005; and is currently President of her own public and legislative affairs consultancy, Anderson Stratton International, LLC. She will retire from the Board after the AGM in 2006.

EUAN BAIRD (68) joined the Board in January 2001. He served as Chairman and Chief Executive Officer of Schlumberger Limited from 1986 to 2003, and non-executive Chairman of Rolls-Royce plc until June 2004. He is a trustee of Tocqueville Alexis Trust and Carnegie Institution of Washington, and a member of the Advisory Committee of Banque de France. His current term of office will expire at the AGM in 2007.

DONALD BRYDON (60) joined the Board in May 2003 and is the senior independent director. He had an executive career in investment management and investment banking with the Barclays and AXA groups for 36 years. He is Chairman of Smiths Group plc, Taylor Nelson Sofres plc, and the London Metal Exchange. He is Chairman of the Code Committee of the Panel on Takeovers and Mergers. Following his re-appointment for a further three-year term, his current term of office will expire at the AGM in 2009.

NOLAN KARRAS (61) joined the Board in November 1999. He is President of The Karras Company, Inc., and a Registered Principal for Raymond James Financial Services. He is Chief Executive Officer of Western Hay Company, Inc., and a non-executive director of Beneficial Life Insurance Company. He continues as a non-executive director of PacifiCorp. He is Chairman of the Utah State Higher Education Board of Regents and a member of the board of Ogden-Weber Applied Technology College. He also served as a member of the Utah House of Representatives from 1981 to 1990, and as Speaker of the Utah House of Representatives from 1989 to 1990. He will retire from the Board after the AGM in 2006.

NICK ROSE (48) joined the Board in February 2003; he is Chairman of the Audit Committee and is the Committee's designated "financial expert". He is Chief Financial Officer of Diageo plc, having been appointed to this position in July 1999. Previously he held senior finance positions with GrandMet and was latterly Finance Director of International Distillers & Vintners in 1996 and then of United Distillers & Vintners in 1997. He is also a director of Moët Hennessy. Following his re-appointment for a further three-year term, his current term of office, subject to his re-election in 2006, will expire at the AGM in 2009.

NANCY WILGENBUSCH (58) joined the Board in June 2004. She is a distinguished community administrator and President of Marylhurst University in Portland, Oregon. She is a former chair of the Portland Branch of the San Francisco Federal Reserve, and a director of West Coast Bank. She was also formerly a non-executive director of PacifiCorp. Her current term of office will expire at the AGM in 2007.

Executive Directors

PHILIP BOWMAN (53) is Chief Executive, having been appointed to this position on 16 January 2006. He is the senior independent director of Burberry Group plc and a non-executive director of Scottish & Newcastle plc. Prior to joining Scottish Power plc, he was Chief Executive of Allied Domecq from 1999 to 2005. His career includes five years as a director of Bass plc (now Mitchells & Butler plc and Intercontinental Hotel Group plc) where he held the roles of Chief Financial Officer and subsequently Chief Executive of Bass Taverns. In addition he has been a director of British Sky Broadcasting Group plc, Chairman of Liberty plc and Chairman of Coral Eurobet plc.

SIMON LOWTH (44) is Finance Director, having been appointed to this position in May 2006. In this capacity, he is responsible for the group's financial performance and reporting, the development and delivery of the group's financing strategy, risk management and key institutional and shareholder relationships. Since joining ScottishPower in September 2003 he has held the positions of Director, Corporate Strategy and subsequently Executive Director, Finance and Strategy. He was formerly a Director with McKinsey and Company, leading its UK industrial practice, serving clients in the energy and utilities, manufacturing and transport sectors. He holds an MA in Engineering from Cambridge University and an MBA from London Business School.

Executive Team

The Executive Team is constituted as a committee of the Board and includes not only the Executive Directors of the Board but also the following key Executives and Officers from the group. For US reporting purposes the members of the Executive Team are regarded as officers of the company.

JOHN CAMPBELL (40) is Director, Energy Wholesale, having been appointed to this position in September 2005. He joined ScottishPower as a Graduate Trainee in 1988 in the Operational Research Department. He was previously Managing Director of Energy Management for four years. His other past appointments have included Trading and Metering Director and Commercial Director for Customer Sales and Services. He is a graduate of the University of Strathclyde with a joint honours degree in Operational Research and Economics.

KEITH COCHRANE (41) was appointed Group Director of Finance in May 2005, and joined the Executive Team in October 2005. He is responsible for the Financial Reporting, Performance Management and Control, Tax and Treasury functions, and for developing and delivering the group's integrated financing strategy. He joined ScottishPower in June 2003 and is a former Chief Executive and Finance Director of Stagecoach. He is a Chartered Accountant and has a First Class Honours degree in Accountancy from the University of Glasgow. He will leave the company in June 2006.

SHEELAGH DUFFIELD (39) was appointed Company Secretary in May 2006. Her responsibilities include the provision of all board and executive team services and the maintenance of the governance framework within the group, as well as shareholder services and compliance. Since joining ScottishPower in 1996 as Deputy Secretary she has served in various corporate strategy and legal roles. A qualified lawyer she was formerly Company Secretary and Head of Legal at Scottish Television (now SMG plc).

STEPHEN DUNN (46) was appointed Director, Human Resources and Communications in September 2005 and is responsible for Human Resources and Communications across the company. He has been with ScottishPower for over 25 years, working within both line and corporate human resources functions in various parts of the business. Since privatisation he has held a number of corporate roles and has been involved in all the group's acquisitions and disposals. He is a board member of ScottishPower Learning, a council member of the CBI Scotland and a trustee of the ScottishPower and Manweb Pension Schemes. He was until recently a director of Hibernian Football Club, a professional soccer club in the Premier League in Scotland.

TERRY HUDGENS (51) was appointed Chief Executive Officer of ScottishPower's competitive US energy business, PPM Energy, in May 2001 and joined the Executive Team in December 2001. He joined PacifiCorp as Senior Vice President of Power Supply in April 2000, having previously spent 25 years with Texaco, Inc. He was formerly President of Texaco Natural Gas and served as Texaco's senior representative and elected officer in the Natural Gas Supply Association. He is a member of the Board of Trustees of The Nature Conservancy in Oregon. He has a bachelor's degree in civil engineering from the University of Houston.

WILLIE MACDIARMID (45) is Director, Energy Retail, having been appointed to this position in September 2005. He joined ScottishPower in 1989. His previous roles have included Managing Director of Customer Sales and Services, Sales and Marketing Director of Energy Supply (where he led ScottishPower's strategy to maximise customer growth in the deregulating energy market) and Managing Director of ScottishPower's former chain of electrical retail shops and superstores.

SUSAN REILLY (45) is Commercial Director, having been appointed to this position in May 2006. She has responsibility for group strategy and various business support functions, including Information Technology. She was previously Executive Vice President, PacifiCorp Holdings, Inc. where she had responsibility for the successful conclusion of the sale of PacifiCorp to MidAmerican Energy Holdings Company. Before that, as Managing Director, Strategic Transactions, she led the development of ScottishPower's UK windfarm portfolio and the acquisition of the combined cycle gas turbine fleet. She joined the Executive Team in October 2005. Prior to joining ScottishPower in 1995, she qualified as an accountant with PricewaterhouseCoopers and spent ten years with various organisations in M&A activity.

DAVID RUTHERFORD (42) is Director, Energy Networks, having been appointed to this position in September 2005. He joined ScottishPower in 1985. He was previously Managing Director of SP PowerSystems. He holds a BSc in Electrical and Electronic Engineering from the University of Strathclyde and an MBA from Heriot Watt University.

MEMBERS OF THE NOMINATION COMMITTEE
Charles Miller Smith, Chairman
Donald Brydon
Nolan Karras
Philip Bowman
Nancy Wilgenbusch

MEMBERS OF THE REMUNERATION COMMITTEE
Nolan Karras, Chairman
Euan Baird
Donald Brydon
Nick Rose
Nancy Wilgenbusch

MEMBERS OF THE AUDIT COMMITTEE
Nick Rose, Chairman
Vicky Bailey
Donald Brydon
Nolan Karras

BOARD AND EXECUTIVE TEAM CHANGES
Philip Carroll retired from the Board following the conclusion of last year's AGM on 22 July 2005. Charles Berry and David Nish retired from the Board on 6 September 2005. Dominic Fry and Michael Pittman retired from the Executive Team on 6 September 2005. Ian Russell retired from the Board on 16 February 2006. Judi Johansen retired from the Board following the sale of PacifiCorp on 21 March 2006. Ronnie Mercer and James Stanley retired from the Executive Team on 31 March 2006 and 3 May 2006 respectively.

John Campbell, Stephen Dunn, Willie MacDiarmid and David Rutherford were appointed to the Executive Team on 5 September 2005. Keith Cochrane and Susan Reilly were appointed to the Executive Team on 21 October 2005. Philip Bowman was appointed to the Board on 16 January 2006. Sheelagh Duffield was appointed to the Executive Team on 1 May 2006.

In accordance with the Articles of Association, Philip Bowman will retire from office at the AGM and, being eligible, offer himself for election. In addition, Charles Miller Smith, Vicky Bailey and Nick Rose will retire by rotation at the AGM. Charles Miller Smith and Nick Rose, being eligible, offer themselves for re-election. Vicky Bailey will retire from the Board and accordingly does not seek re-election. Nolan Karras will also retire from the Board at the AGM. Details of Philip Bowman's service contract are set out in the 'Remuneration Report of the Directors'. Charles Miller Smith and Nick Rose do not have service contracts with the company.

Corporate Governance

1 Corporate Governance Statement

The Board is committed to good corporate governance. The purpose of this statement is to explain how the company has applied the principles contained in the UK Combined Code. It should be read in conjunction with the 'Remuneration Report of the Directors' on pages 57 to 68.

During the year ended 31 March 2006, the company complied with the provisions set out in the Combined Code, with the following two exceptions:

- B.1.4 – the value of any fees received by executive directors in respect of external non-executive appointments is not disclosed in the Remuneration Report as this is not considered relevant to ScottishPower; and
- D.1.1 – this provision is concerned with dialogue with major shareholders on issues of governance and strategy and an explanation of the company's position in this respect is contained in the statement below under the heading Communication with Shareholders.

This statement also contains details of the company's compliance with the applicable provisions of the US Sarbanes-Oxley Act of 2002 (and associated rules) and the corporate governance rules set out in the Listed Company Manual of the New York Stock Exchange ("NYSE").

Further details (including documents that can be downloaded) can be accessed on the corporate governance section of www.scottishpower.com.

2 Board Composition

The Board comprises the Chairman, two executive directors and six independent non-executive directors. It therefore meets the Combined Code requirement that at least half of the board, excluding the chairman, should comprise independent non-executive directors. Vicky Bailey and Nolan Karras will retire following the Annual General Meeting ("AGM"); accordingly this requirement will continue to be met.

Biographical details of the directors are set out on pages 48 and 49.

There is a clear division of authority at the most senior level within the company through the separation of the roles of Charles Miller Smith as Chairman and Philip Bowman as Chief Executive. The relationship between the two roles has been documented and agreed by the Board, creating an appropriate system of checks and balances.

Donald Brydon is the senior independent director and serves on the Board's three principal standing committees. He acts as the presiding director at meetings of the independent directors and leads the performance evaluation of the Chairman. He is available to shareholders for concerns which have not been resolved by contact with the Chairman or Chief Executive or for which such contact is inappropriate.

The non-executive directors are drawn from diverse backgrounds and possess a broad range of experience encompassing business, financial services, regulation and community administration in the UK and US. This gives them the capacity to debate with and constructively challenge management both in relation to the development of strategy and in relation to operational and financial performance.

INDEPENDENCE

All of the non-executive directors are considered by the Board to be independent in character and judgement, having no material relationship with the company. As in prior years, the Board made this determination based on detailed questionnaires completed by all non-executive directors.

Last year the Board set out in detail its reasoning for regarding Nolan Karras and Nancy Wilgenbusch as independent. This explanation was provided because of connections between these directors and the company's former subsidiary, PacifiCorp. The Board was cognisant of these matters but considered that they posed no threat to either director's independence. That remains the view of the Board.

APPOINTMENTS

The Nomination Committee has developed a robust process for the selection and recruitment of directors. Following a review of the Board's size, composition and diversity, the Committee determines selection criteria and a role specification which is then passed to external selection consultants. The Committee reviews the profiles of identified candidates and interviews are conducted. The Committee then makes its recommendations to the Board for approval.

Directors stand for election by the shareholders at the first annual general meeting following their appointment and are subject to re-election at intervals of not more than three years thereafter. Decisions on re-election are informed by the results of the individual performance evaluation exercise.

Non-executive directors are appointed for a specified term of three years and re-appointment is not automatic. Taking into account the independence guidelines contained in the Combined Code, the company revised its policy during the year to provide that non-executive directors may serve for a maximum of three three-year terms. None of the current non-executive directors has served for more than two terms of office.

3 Board Effectiveness

DIRECTORS' INDUCTION AND DEVELOPMENT

All newly appointed directors receive a structured induction, tailored to their requirements, to ensure they have the necessary knowledge and understanding of the company and its activities. At the time of appointment of new non-executive directors they are available to meet with shareholders on request.

Continuing professional development is provided through briefing sessions in the course of regular Board meetings, covering business-specific and broader regulatory issues.

BOARD PERFORMANCE EVALUATION

For the last three years the performance evaluation has been conducted using external facilitators. This year it was conducted internally, although external consultants may be used on a periodic basis in the future.

The internal evaluation followed a formal and structured process. The Chairman met with each of the directors to review the effectiveness of the Board and the Nomination Committee (which he chairs) and to conduct the individual evaluation. The chairmen of the Remuneration and Audit Committees held similar meetings with members of their own committees. The evaluation of the Chairman was led by the senior independent director following a private discussion of the non-executive directors and taking into account the views of the executive directors.

The evaluation recognised that the Board had taken a number of major and far-reaching decisions during the year and focused on the way the Board had reached these decisions and the support provided by the committees.

Reports were produced for the Board and each of the committees and considered at their March meetings. The outcomes of the evaluation exercise were positive and the Board considered the decisions it had taken during the year to be of high quality with good levels of teamwork, participation and debate. There was an acceptance of the need to place a renewed focus on the composition of the Board going forward. Other recommendations arising from the evaluation included, for example, methods of strengthening links and enhancing communication with independent advisers. The Nomination Committee also received a summary of the outcomes of the individual evaluation as part of its broader consideration of those directors to be re-appointed and re-elected and the development needs of directors.

COMPANY SECRETARY

All directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures are observed and for advising the Board on all corporate governance matters. The Company Secretary's remit encompasses ensuring good information flows as well as facilitating the programme of directors' induction and professional development and the Board performance evaluation exercise. The appointment and removal of the Company Secretary is a matter for the Board as a whole.

ADVICE AND INSURANCE

Directors can take independent professional advice at the company's expense in the furtherance of their duties. The company has in place a directors' and officers' liability insurance policy that provides appropriate cover in respect of legal action brought against its directors. Article 159 of the company's Articles of Association provides that every director or officer of the company shall be entitled to be indemnified by the company to the extent permissible under UK company law in respect of liabilities incurred in connection with their duties, powers or office. A deed of indemnity (in similar terms to Article 159) has been granted to each current director and officer of the company since July 2005. These indemnities are available for inspection by shareholders at the company's registered office.

4 Board Proceedings

MEETINGS

The Board held seven scheduled meetings during the year, with an additional eight meetings to address specific issues. As part of this schedule, the Chairman meets with the non-executive directors and also the non-executive directors meet privately under the guidance of the senior independent director. Details of directors' attendance at meetings of the Board and its Committees are set out in Table 30. The contribution of individual directors should not however be assessed solely by reference to the number of meetings attended.

Board meetings involve reviews of operational, financial and safety performance (against the targets set by the Board) and risk management, both at a group level and for each of the businesses. They also cover strategic issues, business issues requiring decision (often in relation to capital expenditure projects) and other specific issues for decision or information. At each meeting, the Board receives an operational report from the Chief Executive and a financial and risk report from the Finance Director.

DECISIONS

The Board took three decisions during the year of major significance for the company: to sell PacifiCorp (returning cash to shareholders) and restructure the continuing group; to reject a takeover approach from E.ON; and to appoint a new Chief Executive. In each case the Board scrutinised all aspects of the proposal and devoted significant time to ensuring that the decision was in the best interests of the company and its shareholders. Taking the sale of PacifiCorp as an example, over the period from September 2004 to May 2005 the Board held a series of dedicated strategy sessions and additional meetings in order to review the different options with management and with financial and legal advisers.

GOVERNANCE FRAMEWORK

The Board has a formal schedule of matters reserved to it for decision, ensuring that the Board can exercise control over the key issues of strategy, investment and capital expenditure. A summary of this schedule can be accessed on the corporate governance section of www.scottishpower.com.

With the exception of these reserved matters, the full authority of the Board is delegated to the Executive Team.

EXECUTIVE TEAM

The Executive Team is constituted as a committee of the Board and comprises the executive directors along with key executives and officers responsible for the businesses and functions within the group (biographical details of Executive Team members are set out on pages 48 and 49). The Executive Team generally meets once a month and ensures executive focus on groupwide performance and risk management.

SOCIAL, ENVIRONMENTAL AND ETHICAL MATTERS

At each of its scheduled meetings, the Board receives an operational report from the Chief Executive describing developments across the group, including any relevant social, environmental and ethical ("SEE") matters. Similarly, any SEE matters of significant importance are incorporated within the overall risk and control framework and included in the risk report. SEE matters are also included in the induction programme for directors. These mechanisms enable the Board to take account of the strategic significance of SEE matters to the group.

Further information regarding SEE matters can be found in Section 9 of the 'Business Review' and on the corporate responsibility section of www.scottishpower.com.

5 Reports from Committees

The Board is supported by three principal standing committees – the Nomination, Remuneration and Audit Committees. The Board has also established a Group Finance Committee, chaired by Nick Rose and comprising both executive and non-executive directors, which allows for detailed scrutiny of financing issues. It has authority to approve financing transactions within the strategy set by the Board.

Reports from the Nomination and Audit Committees are set out below and the activities of the Remuneration Committee are described in the Remuneration Report on pages 57 to 68. The committees' terms of reference are reviewed on an annual basis, and are available on the corporate governance section of www.scottishpower.com and on request from the Company Secretary. The Company Secretary acts as secretary to each of the committees.

NOMINATION COMMITTEE

The Nomination Committee is chaired by Charles Miller Smith. The other members are Donald Brydon, Nolan Karras and Nancy Wilgenbusch, all independent directors, and Philip

▸ Table 30

Board and committee attendance during the year ended 31 March 2006

	Charles Miller Smith (N*)	Vicky Bailey (A)	Euan Baird (R)	Donald Brydon (N, R, A)	Nolan Karras (N, R*, A)	Nick Rose (R, A*)	Nancy Wilgenbusch (N, R)	Philip Bowman[1] (N)	Simon Lowth	Philip Carroll[2] (R, A)	Ian Russell[3] (N)	Charles Berry[4]	David Nish[5]	Judi Johansen[6]
Board (15 meetings)	15	15	9	13	13	12	12	2	15	6	12	5	8	14
Nomination Committee (4 meetings)	4			4	4		4	1			3			
Remuneration Committee (10 meetings)			5	9	10	8	9			4				
Audit Committee (9 meetings)		9		9	9	8				3				

N – Nomination Committee
R – Remuneration Committee
A – Audit Committee
* Committee Chairman

[1] Philip Bowman was appointed in January 2006.
[2] Philip Carroll retired in July 2005.
[3] Ian Russell retired in February 2006.
[4] Charles Berry retired in September 2005.
[5] David Nish retired in September 2005
[6] Judi Johansen retired in March 2006.

Bowman, the Chief Executive. Following his appointment on 16 January 2006, Philip Bowman replaced Ian Russell on the Committee. The majority of the members of the Committee are independent non-executive directors.

The main functions of the Committee are to:

- review the structure, size and composition of the Board;
- identify and nominate candidates to fill Board vacancies;
- consider succession planning for directors;
- oversee the directors' induction and training programme and the Board performance evaluation exercise; and
- keep under review developments in relation to corporate governance.

Only one Board appointment was made during the year, that of Philip Bowman as Chief Executive. Given the critical importance of this appointment, all of the non-executive directors were involved in the selection process and held extensive discussions on the issue led by the Chairman. External consultants were instructed to lead the search and constructed a short-list of candidates, from which two were selected for interview (conducted by the Chairman and senior independent director). Philip Bowman was identified as the preferred candidate and was subsequently interviewed by each of the remaining non-executive directors before being appointed at a meeting of the full Board.

During the year the Committee met on four occasions. The Committee kept under review the composition of the Board and its committees and considered issues of management change and succession, recommending the appointment of a new Finance Director and a new Company Secretary. In performance of its corporate governance role, the Committee adopted a revised policy on non-executive directors' terms of office, received an update on those directors who completed their induction phase during 2005 and considered the results of the performance evaluation of individual directors.

AUDIT COMMITTEE

The Audit Committee is chaired by Nick Rose, who is also the identified "audit committee financial expert" for Scottish Power plc. The other members of the Committee are Vicky Bailey, Donald Brydon and Nolan Karras. Philip Carroll retired from the Committee on 22 July 2005. All of the members of the Committee are independent non-executive directors.

The main functions of the Committee are to:

- assess the effectiveness of the system of internal control and consider key risks facing the group and controls over these risks;
- review the company's financial statements;
- consider the activities and effectiveness of the Internal Audit function;
- oversee the relationship with the external auditors, including the engagement of auditors, the audit scope and approach, fees and performance;
- assess compliance with legal and regulatory requirements; and
- review litigation and claims affecting the group.

Meetings of the Committee are normally attended by the Finance Director, the Group Director of Finance, the Director Group Internal Audit and representatives of the external auditors. However, the Committee holds regular private sessions to meet separately with senior management, representatives of Internal Audit and the external auditors.

During the year the Committee met on nine occasions. It reviewed the quarterly and annual results announcements of both Scottish Power plc and PacifiCorp and received quarterly reports on the work of the Internal Audit function, including the results of audits undertaken during the period and delivery of the audit plan. It also received more detailed presentations on risk and control issues from the management of each of the businesses, allowing the Committee to question and challenge management directly on these issues.

The Committee received regular progress updates on the implementation of Section 404 of the Sarbanes-Oxley Act of 2002. It also monitored reports being received through internal and external whistleblowing channels and reviewed the group's anti-fraud programme.

AUDITOR INDEPENDENCE

During the year the Audit Committee reviewed the independence and objectivity of the external audit firm. To prevent this independence being compromised policies are in place regarding the provision of non-audit services, and the hiring of former external audit staff. In line with best practice, the Audit Committee undertook a tender of the external audit contract in early 2006. Following a rigorous review process, it was agreed to recommend the appointment of Deloitte & Touche LLP as the group's external auditor for the year ending 31 March 2007. A resolution to this effect will be put to shareholders for approval at the upcoming AGM.

The policy on non-audit services prohibits the use of the external audit firm for specified services. It is considered appropriate, for commercial and practical reasons including confidentiality, to use the external auditors for certain non-audit services. These permissible services are set out in the policy and have been pre-approved by the Audit Committee up to an initial fee value of £100,000 per assignment. Permissible services that are not listed in the policy require to be pre-approved individually by the Audit Committee or its Chairman; any assignments that exceed the fee limit must be reviewed and authorised by the Committee Chairman and the Finance Director.

Fees paid to the external auditors are shown in Table 31 opposite:

Table 31

Auditors' remuneration

	2005/06 £m	2004/05 £m
Audit services		
– statutory audit	**2.0**	1.7
– audit-related regulatory reporting	**0.5**	0.7
Further assurance services	**1.4**	2.5
Tax services		
– compliance services	**1.2**	1.0
– advisory services	**1.8**	0.4
Other services	**0.1**	–
Total UK and US audit and non-audit fees paid to auditors	**7.0**	6.3

For the year ended 31 March 2006, fees for 'Further assurance services' and 'Tax advisory services' principally relate to services provided in connection with the disposal of PacifiCorp and the capital reorganisation and return of cash to shareholders. For the year ended 31 March 2005, fees for 'Further assurance services' principally relate to due diligence work on acquisitions and advice regarding the implementation of s404 of the Sarbanes-Oxley Act and the implementation of IFRS.

Safeguards are also in place to protect the independence of the Internal Audit department. The department reports directly to the Audit Committee; the Committee reviews the Internal Audit work plan and sets the department's budget. In addition, the Committee is required to approve the appointment, replacement, reassignment or dismissal of the Director Group Internal Audit.

6 Internal Control and Risk Management

The overall responsibility for establishing and maintaining an adequate internal control system, and for setting the company's risk management policy, rests with the Board. The effectiveness of the system is kept under continual review by the Audit Committee, acting on behalf of the Board, as part of a rolling work programme. This review encompasses financial, operational and compliance controls as well as risk management systems. Audit Committee papers and minutes are circulated to all members of the Board. In addition, the Audit Committee chairman updates the Board on the Committee's deliberations after each meeting.

The Executive Team is responsible for implementing the risk management strategy; ensuring that an appropriate risk management framework is operating effectively across the group; embedding a risk culture throughout the group; and providing the Board and the Audit Committee with a consolidated view of the risk profile of the company, identifying any major exposures and mitigating actions.

The internal control system is designed to manage rather than eliminate risk, recognising that it can provide only reasonable and not absolute assurance against material misstatement or loss. The internal control system and risk management framework, which is subject to continuous development, provides the basis on which the company has complied with the Combined Code provisions on internal control.

CONTROL ENVIRONMENT

The company's commitment to controls and risk management is embedded within its culture and reflected in its policies. The organisational structure enables appropriate control of the businesses, with authority and accountability being delegated on a structured basis according to acceptable levels of risk.

The importance of acting with integrity and in a control conscious manner is communicated to all managers and employees. The company's expectations in this regard are set out in Compliance – Behaviour and the Law, a policy document that summarises the main legal, regulatory, cultural and business standards applicable to all employees. The company has also adopted a Code of Ethics for Principal Officers (this document can be accessed on the corporate governance section of www.scottishpower.com).

The company has in place an anti-fraud programme and procedures to ensure that all incidences of fraud are appropriately investigated and reported. This is supported by the company's Speaking Out and Whistleblower Protection Policy, which incorporates a confidential, external reporting service operated by an independent provider. This policy provides for all reports made through the external service, and all other internal reports judged material, to be communicated to the Audit Committee.

A Disclosure Committee operates at management level to ensure effective disclosure controls are operating around the production of key published financial statements and to provide assurance to the Chief Executive and Finance Director that they may sign their formal certification to the SEC in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

IDENTIFICATION AND EVALUATION OF RISKS

The company's strategy is to follow an appropriate risk policy, which effectively manages exposures related to the achievement of business objectives.

Each business identifies and assesses the key risks associated with the achievement of its strategic objectives. Any key actions needed to enhance the control environment are identified, along with the person responsible for the management of the specific risk. A detailed review of the key risks, controls and action plans within each of the businesses takes place and a risk report is produced for review and challenge at the monthly meetings of the Business Risk and Investment Committees (see below).

A groupwide risk report setting out the top ten risks is prepared on a monthly basis and reviewed by the Executive Team. The Board also considers this report at its scheduled meetings.

Further details of risks can be found in Section 9.3 of the 'Business Review'.

BUSINESS RISK AND INVESTMENT COMMITTEES

During the year, the Group Energy Risk Committee and the Group Investment Committee were disbanded and replaced with Business Risk and Investment Committees ("BRICs"). Operating within each of the businesses, the role of the BRICs is to maintain an overview of all matters of risk and capital management and undertake diligence as required. Membership includes the business head and other senior business executives as well as corporate representation from the finance, strategy, risk management and legal functions.

MONITORING AND CORRECTIVE ACTION

The operation of the group's control and monitoring procedures is reviewed and tested by the group's Internal Audit function under the supervision of the Director Group Internal Audit, with a direct reporting line to the Audit Committee and to the Finance Director. Internal Audit reports and recommendations on the group's procedures are reviewed regularly by the Audit Committee. The external auditors also provide reports to the Audit Committee on matters in relation to the group's internal financial control procedures identified during the course of their audit. The Audit Committee also receives regular reports on the continued development, implementation and evaluation of the risk management and internal control system.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES (SARBANES-OXLEY ACT OF 2002)

The Chief Executive and the Finance Director have evaluated the effectiveness of the group's disclosure controls and procedures as at the end of the period covered by this report. Based on this evaluation, the Chief Executive and Finance Director concluded that the disclosure controls and procedures (as they are defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) are effective.

During the year management has further improved the control environment in response to business change and developments in accounting practice. The application of IFRS has introduced more complexity to the group's financial reporting processes principally in its treasury and energy management activities and management will continue to enhance processes and systems in these areas to support ongoing business needs. Furthermore, PPM Energy implemented a new integrated financial accounting system in March 2006 following the divestment of PacifiCorp. Management is now focused on embedding these new processes and systems within the PPM Energy business.

There has been no change to the group's internal controls that has materially affected, or is reasonably likely to materially affect, these controls over financial reporting during the period covered by this report.

7 Communication with Shareholders

DIALOGUE

The company promotes dialogue with major investors through analysts briefings and investor roadshows in the UK, US and Europe. These presentations cover strategic issues as well as financial and operational performance. Broader shareholder communication takes place through the company's website at www.scottishpower.com, and through the Annual Report & Accounts and the Annual Review.

The Board is kept informed of investors' views principally through the distribution of analysts' and brokers' notes. In addition, the Board may commission periodic research. These are practical and effective methods of communicating shareholder opinion to the Board on a regular basis.

The Chairman and the senior independent director (and indeed other non-executive directors) are available to shareholders in the event of any concerns arising which cannot be addressed through management, or in connection with any significant change to the company's strategy, remuneration policy or governance arrangements. The Chairman has held meetings with various investors during the year, with discussions including issues of strategy, management and governance. However, it is not the company's practice for the Chairman or senior independent director to hold such meetings routinely. As a result, the company has not strictly complied with the full requirements of Code provision D.1.1, although it is believed that, in practice, the objectives of the provision have been achieved.

AGM

The AGM gives shareholders the opportunity to consider the company's financial and business performance as well as to question the Board on its stewardship of the company. It is normal practice for all directors to attend the AGM and be available to answer questions. Philip Carroll, who was retiring at the conclusion of the meeting, was unable to attend the AGM in 2005. All resolutions at the AGM are voted by poll, with full results (including the number of votes withheld) published following the close of the meeting.

8 NYSE Corporate Governance Rules

The NYSE requires listed companies incorporated in the US to comply with certain corporate governance rules. Foreign issuers such as ScottishPower are exempt from the majority of these requirements and may instead follow the practices prevailing in their home country. The practices followed by ScottishPower are very similar to those mandated by the NYSE with two primary exceptions:

- Nomination Committee composition – in line with UK practice, the Nomination Committee comprises a majority of independent non-executive directors, but does also include both the Chairman and Chief Executive. The NYSE rules suggest that all members of the committee should be independent; and
- Corporate Governance principles – UK listed companies are required either to comply with the Combined Code or explain why they have not done so. As a result, the Combined Code in effect provides a set of corporate governance principles for the company addressing all of the issues covered by the NYSE rules. ScottishPower has not, therefore, adopted company-specific corporate governance guidelines as suggested by the NYSE rules.

Remuneration Report of the Directors

1 Consideration of Remuneration Matters by the Directors

The ScottishPower Board is responsible for determining the remuneration policy for the ScottishPower group. The Remuneration Committee, with delegated authority from the Board, determines the detail of remuneration arrangements for the Executive Team, including the executive directors, and reviews proposals in respect of other senior executives. The relationship between the Board and the Committee is based on formal terms of reference, which are available on the company's website, and are regularly reviewed to ensure that they reflect best practice.

The Remuneration Committee consists solely of independent non-executive directors. Its members are Nolan Karras (Chairman), Euan Baird, Donald Brydon, Nick Rose and Nancy Wilgenbusch. Philip Carroll was a member, until his retirement from the Board at the AGM on 22 July 2005. Nolan Karras will retire from the board at the AGM on 26 July 2006, at which time he will be replaced as Chairman of the Committee by another independent non-executive director. These members have no personal financial interest, other than as shareholders, in the matters considered by the Committee. Details of the payments made to all non-executive directors are set out in Table 33 (page 63).

The Chairman of the company, Charles Miller Smith, and the Chief Executive, Philip Bowman, are invited to attend meetings and may provide guidance on the impact of remuneration policy and advise, as appropriate, on the performance of senior executives. They are not present during any discussion of their own remuneration. The terms of reference contain conflict of interest provisions to ensure that no directors are involved in any decision relating to their own remuneration.

The Committee is able to draw on advice from independent remuneration consultants and internal expertise. Towers, Perrin, Forster & Crosby, Inc., ("Towers Perrin") act as remuneration consultant and independent advisor to the Committee. Towers Perrin's appointment by the Committee followed a competitive tendering exercise. Towers Perrin also provides remuneration and other human resources consultancy services directly to some ScottishPower companies within parameters established by the Committee. The terms of reference of the independent remuneration advisors are available on the company's website. Company executives whom the Committee may consult include the Company Secretary, (who acts as Secretary to the Committee) and the Director, Human Resources & Communications. The terms of reference of the Remuneration Committee empower it to avail itself of external legal and professional advice at the expense of the company. In accordance with the terms of reference, the Committee received advice from Freshfields Bruckhaus Deringer (the company's legal advisers) on a number of matters in the year to 31 March 2006.

The Committee met on ten occasions during the year ended 31 March 2006.

During the year, the Board accepted all of the recommendations from the Committee without significant amendment.

2 Statement of Remuneration Policy

PHILOSOPHY AND POLICY

ScottishPower seeks to ensure that remuneration and incentive schemes are in line with best practice, provide a strong link to individual and company performance and promote a community of interest between employees and shareholders.

Rewards for executives and directors are designed to attract and retain individuals of high quality, who have the requisite skills and are incentivised to achieve levels of performance which exceed that of competitor companies. As such, remuneration packages must be market-competitive and capable of rewarding exceptional performance. All senior management remuneration packages are set according to a mid-market position, with packages above the mid-market level provided only where supported by demonstrably superior personal performance. Remuneration packages are developed to reflect the prevailing market practice in each business environment.

Annual bonus arrangements have been structured so that stretching targets are based on corporate, business unit and individual performance.

The company operates a Personal Shareholding Policy ("PSP"), requiring executives and key senior managers to build-up and retain a shareholding in the company in proportion to their annual salaries. The proportion is two times base salary for Philip Bowman and Simon Lowth. The Committee expects PSP participants to have accumulated their respective shareholding targets within eight years of the introduction of the policy, that is by the end of May 2008, or eight years after their first award under any discretionary share plan for external appointees to the Board.

In setting remuneration levels, the Committee commissions an independent evaluation of the roles of the Executive Team. The Committee takes independent advice from Towers Perrin on market-level remuneration, based on comparisons with other companies of similar size and complexity, including the major utility companies, with which the company competes for executive talent.

The Committee recognises the importance of linking rewards to business and personal performance and believes that the arrangements detailed below provide an appropriate focus on performance and balance between short- and long-term incentives. The annual bonus plan and long-term incentive arrangements are expected to provide 51% – 59% of total remuneration for the achievement of stretching target objectives. Higher proportions of performance-based reward are available for the delivery of exceptional personal and business performance resulting in enhanced shareholder value.

The Committee constantly monitors market practice in order to remain competitive, to ensure that reward policy supports company strategy and to reflect good corporate governance practice. The Long Term Incentive Plan ("LTIP") expires at the 2006 AGM having reached the end of its ten-year lifespan. The Committee has therefore undertaken a thorough review of total remuneration and, after consultation with major shareholders, has developed a new long-term incentive plan which will be put to shareholders for approval at the 2006 AGM. The proposals will (subject to shareholder approval) strengthen the link between remuneration and performance, and put more weight on long-term performance. Details of the proposed new long-term incentive arrangements can be found in the Notice of AGM. At this time, no other substantial changes to the company's policies with regard to directors' remuneration are envisaged over the next year. However, the Committee may develop policy and, should it determine any changes to be appropriate, will report such changes to shareholders through established channels of consultation and reporting.

3 Elements of the Remuneration Package 2005/06

BASE SALARIES

The Committee sets base salaries for the Executive Team by reference to individual performance through a formal appraisal system applied to all management employees, and to external market data, reflecting similar roles in comparable companies. Account is also taken of salary increases and employment conditions across the company.

ANNUAL PERFORMANCE-RELATED BONUS

The Executive Directors are entitled to participate in an annual bonus scheme. The maximum annual bonus under this scheme for Philip Bowman was 37.5% of his basic annual salary for the period from his appointment up to 31 March 2006 and thereafter, 150% of his basic annual salary. The maximum bonus for Simon Lowth is 100% of his basic annual salary of which 75% is to be paid immediately in cash and 25% deferred and payable in shares which are released after three years.

For the 2005/06 annual incentive plan, Philip Bowman's bonus was based on an assessment of his contribution and impact since joining. For Simon Lowth, bonus was based on the achievement of key financial targets, strategic objectives, the relevant business scorecard and leadership behaviours.

For the 2006/07 annual incentive plan, both executive directors' bonus will be based at least 65% on key company financial metrics (including EBIT, net debt and working capital), with the remainder on key personal objectives and leadership behaviours.

EXECUTIVE SHARE PLANS

During 2005/06 the company operated one long-term incentive, a performance share plan, known as the LTIP for executive directors and other senior managers. The final awards under the LTIP were made in May 2005 with a special award granted to Philip Bowman on terms equivalent to the LTIP in March 2006 following his appointment. In May 2004, the company made the final award under the Executive Share Option Plan 2001 ("ExSOP").

Under the LTIP, awards to acquire shares in ScottishPower at nil or nominal cost were made to the participants up to a maximum value, at the time of grant, equal to 75% of base salary (100% for Philip Bowman). The award will vest only if the Committee is satisfied that there has been sustained underlying performance of the company and, to this end, certain gateway performance targets are measured and the Committee reviews performance against these measures when determining if awards vest. The measures relate to the key financial performance indicators of the company and customer service standards. These measures provide a mechanism to safeguard stakeholder interests and provide an overview of the financial and operational success of the business.

The number of shares which actually vest is dependent upon the company's comparative Total Shareholder Return ("TSR") performance, over a three-year performance period. TSR measures ScottishPower's comparative performance against key competitors and provides rewards only if ScottishPower is at least equal to the median performance of appropriate comparators. The Committee chose TSR as the performance measure for the LTIP as it believes that it provides a clear link to the creation of shareholder value.

LTIP awards were granted to 60 directors and senior executives during the year (Award 10). TSR performance is measured against an international comparator group of 37 major energy companies, as identified below.

AES Corp; American Electric Power Inc; Calpine Corp; Centrepoint Energy Inc; Centrica; Chubu Electric Power Co Inc; CLP Holdings Limited; Constellation Energy Group Inc; Dominion Resources Inc; Duke Energy Corp; Dynegy Inc; Edison International; El Paso Corp; Electrabel SA; Electricidade de Portugal SA; Endesa SA; Ente Nazionale per l'Energia Elettrica SpA (Enel); Entergy Corp; Exelon; FirstEnergy Corp; FPL Group Inc; Gas Natural SDG SA; Iberdrola SA; Kansai Electric Power Co Inc; National Grid Transco plc; PPL Corp; Progress Energy Inc; Public Service Enterprise Group Inc; RWE AG; Scottish and Southern Energy plc; Southern Company Inc; Tenaga Nasional Bhd; Tokyo Electric Power Co Inc; TXU Corp; Union Fenosa; Williams Companies Inc; and Xcel Energy Inc.

No shares vest unless the company's TSR performance is at least equal to the median performance of the comparator group, at which point 40% of the initial award vests. 100% of the shares vest if the company's performance is equal to or exceeds the top quartile. The number of shares that vest for performance between these two points is determined on a straight-line basis.

For LTIP Award 7, which had the potential to vest during the year, TSR performance was measured against a similar composition of international energy companies over the three-year period to 31 March 2005. After careful consideration, the Committee determined that the gateway measures relating to the financial and customer service performance of the company had been achieved. As the company was ranked 18th against the comparator group, 50% of the initial award vested. This meant that at the maximum level of participation whereby awards were made over shares with an initial value of 75% of base salary at May 2002, an award equal to 37.5% of base salary at May 2002, became available for exercise by participants in May 2005.

The Committee is recommending a new long-term incentive plan for approval at the 2006 AGM. The key features of the proposed plan are as follows:

- annual grants of performance-vesting shares;
- vesting based on three-year TSR against a group of 12 UK utilities weighted by market capitalisation;
- 30% vesting at median performance and 100% vesting at 70th percentile performance; and
- maximum grant sizes of 100% of salary in 2006, 125% in 2007 and 150% in 2008.

Full details of the proposed new long-term incentive plan can be found in the Notice of AGM.

PERFORMANCE GRAPH

The Directors' Remuneration Report Regulations require that a graph be presented showing the company's TSR performance against the TSR performance of a broad equity market index over a five-year period. The FTSE 100 has been chosen because it is the principal index in which the company's shares are quoted. The graph below presents the comparative TSR performance of the company during the period 1 April 2001 – 31 March 2006. The graph shows that ScottishPower has outperformed the index over this period.

TOTAL SHAREHOLDER RETURN

Scottish Power plc
FTSE 100 Index


175
150
125
75
50
25
31 March 01
31 March 02
31 March 03
31 March 04
31 March 05
31 March 06

This graph looks at the value (net of witholding tax), at 31 March 2006, of £100 invested in ScottishPower on 31 March 2001 compared with that of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

ALL-EMPLOYEE SHARE PLANS

To facilitate high levels of share ownership by employees, the company operates two savings-related share ownership plans to which executive directors may contribute. These are all-employee Inland Revenue approved plans and are not subject to performance conditions. Participation is available to executive directors on the same basis as to all other eligible employees.

SHARESAVE

Employees domiciled in the UK are eligible to participate in the ScottishPower all-employee Sharesave plan. Under this plan, options are granted over ScottishPower shares at a discount of 20% from the prevailing market price at the time of grant to eligible employees who commit to save up to £250 per month over a period of three or five years.

EMPLOYEE SHARE OWNERSHIP PLAN ("ESOP")

The company operates an ESOP (also known as a Share Incentive Plan) for all UK domiciled employees. The ESOP enables employees to purchase shares in the company from pre-tax income up to the limits specified in the legislation. The value of these shares is at risk as they are not normally released until the legislation allows. The company matched these shares at no cost to the employee on a one-for-one ratio. With effect from 1 April 2006 the company match is reduced to a maximum value of £50.

RETURN OF CASH

The company's recent Return of Cash process had no impact on shares held within ExSOP, LTIP and Sharesave. Shares already purchased within the ESOP were subject to the same treatment as ordinary shareholders and will thus be divided into ordinary shares and B shares.

PENSION

Simon Lowth and other senior managers of the company, are provided with pension benefits through the company's main pension scheme, and through an executive top-up pension plan which provides a maximum pension of two-thirds of final salary at retirement age, less retained benefits, reduced where service to normal retirement age is less than 20 years. Pensionable salary is normally base salary in the 12 months prior to leaving the company although there are prescribed mechanisms for calculating pensionable salary by averaging base salary over a period of up to three out of the last 10 years' service. The employee contributes 5% of salary to the scheme. Life assurance provision of four times pensionable salary and a widow's pension of half the executive's pension on death are provided.

Individuals who joined the company on or after 1 June 1989 are subject to an 'earnings cap', equivalent to the HM Revenue and Customs 'earnings cap' that was introduced by the Finance Act 1989. Entitlement to pension benefits above the cap are not provided through the company's approved pension scheme, and therefore arrangements on an unapproved basis have been made to provide total benefits for executives as though there was no cap. The total liability calculated on an IAS 19 basis in respect of executives and senior employees arising in relation to unapproved benefits accrued for service for the year to 31 March 2006 was £1,238,000. As part of the continuing drive to improve the cost effective delivery of pensions, the company and the trustees agreed to the merger of the approved Executive Top-Up Plan into the main ScottishPower Pension Scheme.

Philip Bowman receives a cash allowance in lieu of pension, equal to 50% of basic annual salary and payable monthly. He has no right to participate in any pension schemes. He also receives life assurance provision of four times basic annual salary.

The Committee has considered, at length, the company's response to the government's simplification of the pensions taxation regime that took effect on 6 April 2006 ('A-day'). In determining future executive pensions policy, the Committee ensured that no additional benefit would accrue to executive directors as a result of the taxation reform. The Committee has decided that the unapproved promise will remain the sole vehicle for providing executive pensions above the new Life Time Allowance.

The Committee has reported the pension expense in accordance with the requirements of the UK Listing Authority and Directors' Remuneration Report Regulations. Pension costs detailed in the Accounts are calculated as the cost of providing benefits accrued in the 2005/06 year, in accordance with appropriate accounting standards.

BENEFITS

Executive directors are eligible for a range of benefits on which they are assessed for tax. These include the provision of a company car or a cash allowance in lieu of a car, fuel and private medical provision. The provision and level of benefits is reviewed regularly to ensure that practice is in line with the market.

EXTERNAL NON-EXECUTIVE APPOINTMENTS

The company encourages its Executive Directors to become non-executive directors of other companies, provided that these appointments are not with competing companies, are not likely to lead to any conflicts of interest, and do not require extensive commitments of time which would prejudice their roles within the company. This serves to add to their personal and professional experience and knowledge, to the benefit of the company. Any fees derived from such appointments may be retained by the executives.

REMUNERATION POLICY FOR NON-EXECUTIVE DIRECTORS

The remuneration of non-executive directors is determined by the Chairman and the executive directors of the Board and consists of a base fee of £31,000 p.a., a committee membership fee of £5,000 p.a. (not paid to a committee chairman), a fee of £15,000 p.a. for chairing the Audit Committee and the Remuneration Committee, and an international travel fee of £1,000 for attending a tranche of meetings that involve a transatlantic journey.

A fee of £10,000 p.a. is paid for chairing the Group Finance Committee of the Board and £3,000 p.a. to be a member. Such fees are only paid to the independent non-executive directors who serve on the Group Finance Committee.

A fee of £10,000 p.a. is also payable for the role of senior independent director.

In line with best practice, the independent non-executive directors do not have service contracts, but are appointed under standard letters of appointment. They are not members of the company's pension schemes and do not participate in any bonus,

TABLE 32

Service contracts

Contract element	Philip Bowman	Simon Lowth	Ian Russell/Charles Berry/David Nish
Date	31 March 2006	1 August 2003	3 June 2003
Notice period	Terminable by giving ScottishPower ("SP") 12 months' notice, and initially by SP giving 24 months' notice, which will reduce by one month in each of the 12 months following his appointment so that the period of notice at any time on or after 16 January 2007 is 12 months	Terminable by either party giving the other 12 months' notice.	Terminable by either party giving the other 12 months' notice.
Basic annual salary	Reviewable annually from April 2007	Reviewable annually	Reviewable annually
Termination	SP has a discretion to terminate the service agreement immediately by making a payment in lieu of notice of a prescribed amount. If SP terminates the service agreement unlawfully, SP is obliged to pay liquidated damages to the director of the same prescribed amount.		
Payment in lieu of notice/ liquidated damages	Calculated by reference to basic salary, any allowance in lieu of pension provision, pension benefits and all other contractual benefits (excluding pension provision, bonus and share related incentives) which the Executive Director would have been entitled to receive or accrue during a period equivalent to notice period.		
Mitigation	SP has a discretion to pay any amount in respect of liquidated damages in full on termination of employment or in instalments. 75% will be paid on termination of the employment and 25% will be paid nine months following termination of the employment. If Philip Bowman takes up alternative employment prior to nine and twelve months following termination, any further instalment payment due will be reduced by the salary he receives from that other employment for the period nine and twelve months following termination.	SP has a discretion to pay any amount in respect of liquidated damages in full on termination of employment or in instalments. 50% will be paid on termination of the employment, 25% will be paid six months after termination of the employment and the balance will be paid nine months following termination of the employment. If Simon Lowth takes up alternative employment between six and nine months following termination, any further instalment payments due will be reduced by the salary he receives from that other employment.	SP has a discretion to pay any amount in respect of liquidated damages in full on termination of employment or in instalments. 50% will be paid on termination of the employment, 25% will be paid six months after termination of the employment and the balance will be paid nine months following termination of the employment.
Future bonus	Where a payment in lieu of notice or a liquidated damages payment is made, SP will pay an amount to the director representing a percentage of his maximum annual bonus for the relevant bonus year or years that the notice period may span. The percentage of bonus will be determined by the Remuneration Committee having regard to the performance of SP against its pre-determined financial objectives for the relevant bonus year(s) and must be consistent with any determination made in respect of other employees of similar status and seniority. The bonus amount will be paid at the same time as annual bonuses are paid to other employees. The amount may be reduced if the director obtains alternative employment during the notice period to take account of any bonus payable to the director for that period from the alternative employment.		
Other	If a change of control of SP occurs (other than by way of an internal reorganisation) prior to 16 January 2009, Philip Bowman may, within three months of that change of control, terminate his employment by giving SP 28 days' notice. If either Philip Bowman or SP terminates the employment within such three month period, Philip Bowman will be entitled to immediate payment of a lump sum liquidated damages payment calculated on the basis described above. In addition, any bonus payable to Philip Bowman after such termination will not be reduced by any bonus obtained from any alternative employment that he may obtain.		
Cessation	If not otherwise terminated, the service contracts terminate automatically at Normal Retirement Age.		

Former US Director Judi Johansen had a service contract dated 1 October 2003 on similar terms to those above for Simon Lowth. In addition, on completion of the PacifiCorp sale, she becomes entitled to a cash retention award conditional upon there being no breach of warranty under the Stock Purchase Agreement with MidAmerican.

The company's policy is that all new directors will be offered service contracts on the terms outlined above as they apply to Simon Lowth.

The Committee's policy on early termination is to emphasise the duty to mitigate to the fullest extent practicable. Senior managers within the company have notice periods ranging from six months to one year.

The Chairman, Charles Miller Smith, does not have a service contract with the company.

share option or other profit or long-term incentive plan. Full details of the remuneration of the non-executive directors are contained in Table 33.

COMPENSATION OF DIRECTORS AND OFFICERS

For US reporting purposes, it is necessary to provide information on compensation and interests for directors and officers. The aggregate amount of compensation paid by the company to all directors and officers, as a group, was £22,389,800. This includes termination payments to directors and officers made in 2005/06.

During 2005/06 the cost to the group to provide pension, retirement or similar benefits for directors and officers of the company pursuant to any existing plan provided or contributed to by the group was £4,055,000 (calculated in accordance with IAS 19).

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

There have been no material transactions during the group's three most recent financial years, nor are there presently proposed to be any material transactions to which the company or any of its subsidiaries was or is a party and in which any director or officer, or 10% shareholder, or any relative or spouse thereof or any relative of such a spouse, who had the same home as such person or who is a director or officer of any subsidiary of the company has or is to have a direct or indirect material interest.

During the group's three most recent financial years there has been no, and at present there is no, outstanding indebtedness to the company or any of its subsidiaries owed or owing by any director or officer of the group or any associate thereof.

DIRECTORS' INTERESTS

Other than as disclosed, none of the directors had a material interest in any contract of significance with the company and its subsidiaries during or at the end of the financial year. The directors' interests, all beneficial, in the ordinary shares of the company, including interests in options under the company's ExSOP and Sharesave Scheme and awards under the LTIP, are shown on pages 65 to 68.

DIRECTORS' EMOLUMENTS

Table 33 provides a breakdown of the total emoluments of the Chairman and all the directors in office during the year ended 31 March 2006.

DIRECTORS' PENSION BENEFITS

Details of pension benefits earned by the executive directors during the year are shown in Table 34.

The following tables provide details of the remuneration, pensions and share interests of the directors and the information is audited.

TABLE 33

Directors' emoluments 2005/06

Total emoluments	Basic salary £000s		Bonuses £000s		Pension allowance £000s		Benefits in kind*** £000s		Compensation/ payment in lieu of notice**** £000s	Total £000s	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2006	2005
Chairman and executive directors											
Charles Miller Smith (Non-Executive Chairman)	317.4	275.0	–	–	–	–	–	–	–	317.4	275.0
Philip Bowman (appointed 16 January 2006)	146.8	–	262.5	–	73.4	–	1.9	–	–	484.6	–
Simon Lowth	450.0	430.0	438.8	354.8	–	–	16.1	16.1	–	904.9	800.9
Ian Russell (retired 16 February 2006)	648.2	705.0	–	627.5	–	–	28.0	47.6	2,311.6	2,987.8	1,380.1
Charles Berry (retired 6 September 2005)	187.2	400.0	–	382.0	–	–	12.5	37.7	1,224.5	1,424.2	819.7
David Nish (retired 6 September 2005)	235.1	430.0	–	387.0	–	–	12.9	41.8	1,263.1	1,511.1	858.8
Judi Johansen* (retired 21 March 2006)	442.6	406.3	–	213.3	–	–	–	11.5	442.6	885.2	631.1

	Fees £000s		Bonuses £000s		Pension allowance £000s		Benefits in kind*** £000s		Compensation/ payment in lieu of notice**** £000s	Total £000s	
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2006	2005
Non-executive directors (fees and expenses)											
Vicky Bailey	42.0	34.5	–	–	–	–	–	2.2	–	42.0	36.7
Euan Baird	39.0	37.0	–	–	–	–	–	–	–	39.0	37.0
Donald Brydon	59.0	53.8	–	–	–	–	–	13.4	–	59.0	67.2
Philip Carroll (retired 22 July 2005)	18.0	55.0	–	–	–	–	–	0.6	–	18.0	55.6
Nolan Karras**	68.0	64.3	–	–	–	–	–	–	–	68.0	64.3
Nick Rose	61.7	55.1	–	–	–	–	–	11.8	–	61.7	66.9
Nancy Wilgenbusch**	52.4	39.9	–	–	–	–	–	–	–	52.4	39.9

Other emoluments

* Conversion rate used for Judi Johansen is £1 = $1.785, being the average exchange rate during the year

** Nolan Karras and Nancy Wilgenbusch received emoluments in the US of £8,964 (2005: £8,667) and £8,403 (2005: £2,709) respectively. These amounts relate to services to the PacifiCorp Utah and Pacific regional advisory boards and were paid in the form of cash and shares prior to the sale of PacifiCorp. The amounts are included within 'Fees' in the above table.

*** Directors are eligible for a range of benefits on which they are assessed for tax. These include the provision of a company car or a cash allowance in lieu of a car, fuel and private medical provision.

**** Compensation/Payment in lieu of notice:

Charles Berry, David Nish and Ian Russell

Charles Berry and David Nish ceased to be employed by the company on 16 September 2005. Ian Russell ceased to be employed on 16 February 2006. Following the termination of their employments with the company, each of Charles Berry, David Nish and Ian Russell became entitled to a payment in lieu of notice in accordance with the terms of their service contracts. The total initial amount payable includes compensation for loss of basic salary, pension and other benefits. The company exercised its discretion to pay these amounts in instalments and so Charles Berry, David Nish and Ian Russell have each received a payment in respect of 50% of the initial compensation amount. Further payments of 25% of the initial compensation amount may be made six months and nine months after the relevant termination date but these payments will be reduced by any salary which the former director receives from any employment he enters into in the meantime. Charles Berry and David Nish have been paid the second 25% instalment without a reduction. In addition and in line with the Company's financial performance, each former director received a payment in respect of his bonus entitlement for the 2005/06 financial year equal to 90% of their maximum opportunity and a pro-rated payment in respect of his bonus entitlement for the 2006/07 financial year. The maximum bonus payable is 100% of basic salary. The payment in respect of bonus for the 2006/07 financial year will be reduced by any bonus receivable by the former director from any employment which he enters into before payment. The payment of any such sum shall be made on the date annual bonus payments are made to other employees for that bonus year.

The company has also made, or has agreed to make, payments relating to legal fees and outplacement counselling fees.

The figures shown above under 'Compensation/Payment in lieu of notice' represent compensation for loss of basic salary, pension, benefits, legal/outplacement fees, bonus for 2005/06 and an estimated bonus for 2006/07.

Judi Johansen

Judi Johansen's employment with PacifiCorp terminated immediately following the completion of the sale of PacifiCorp on 21 March 2006 and she became entitled to a compensation payment in accordance with her service contract (as amended). Judi Johansen received 50% of this payment within 30 days of completion of the sale of PacifiCorp. The remaining 50% may be paid 6 months after the termination date but if Judi Johansen takes up alternative employment in the meantime the second payment will be reduced by the salary and bonus receivable from that alternative employment. These payments will be paid by PacifiCorp. Judi Johansen has agreed that following her termination, and if required, she will provide ad hoc support to ScottishPower. The company has agreed that the second instalment of her compensation payment will not be reduced by any fee payable for this work.

On completion of the sale of PacifiCorp, Judi Johansen became entitled to a payment from the company of £354,062, being 80% of the cash retention award due for successful completion of the sale of PacifiCorp. Judi Johansen remains entitled to payment from the company of £88,515, being 20% of the cash retention award, 12 months after her termination date, provided there have been no breach of warranty under the Stock Purchase Agreement with MidAmerican during that time. These payments will be made by ScottishPower.

Charles Berry, David Nish, Ian Russell and Judi Johansen also received good leaver status under the ExSOP and LTIP. Under ExSOP, all outstanding options become immediately exercisable without the need to fulfil pre-determined performance conditions. Under LTIP, directors may receive shares at the end of the performance period should the performance conditions be satisfied. Any award made will be reduced to reflect the amount of time they were in post during the performance period.

(i) The emoluments of the highest paid director (Ian Russell) excluding pension contributions were £2,987,823 (2005: £1,380,079). Details of share related incentives are contained in Tables 35 and 36.

(ii) Ian Russell has an entitlement under the unapproved pension benefits described further in Table 34.

TABLE 34

Defined benefits pension plans 2005/06

Year	Benefits recognised in respect of previous employments (see note viii) £ p.a.	Additional pension earned in year (net of inflation) £ p.a.	Accrued pension at end of year £ p.a.	(A) Transfer value of increases after inflation (net of director's contribution) £	Value of accrued pension at start of year £	Value of accrued pension at end of year £	(B) Total change in value during the year (net of director's contributions) £
Simon Lowth	36,185	13,862	68,568	170,322	530,246	833,963	298,438
Ian Russell[1]	31,294	18,722	270,498	476,816	3,385,630	6,821,422	3,430,952
Charles Berry[2]	11,887	12,124	166,077	300,292	2,125,091	4,155,803	2,028,072
David Nish[3]	12,720	6,101	100,189	138,369	1,033,723	2,297,930	1,262,006
Judi Johansen[4]	–	83,901	145,482	715,871	261,243	1,328,962	1,067,719

1 Ian Russell retired on 16 February 2006. The figures shown above relate to the period between 1 April 2005 and the date of leaving. Under the rules of the Pension Scheme, he is entitled to unreduced benefits. The value of retiring early on an unreduced pension amounts to £2,664,727 which is included in the figure shown in the final column.

2 Charles Berry retired on 6 September 2005. The figures shown above relate to the period between 1 April 2005 and the date of leaving. Under the rules of the Pension Scheme, he is entitled to unreduced benefits. The value of retiring early on an unreduced pension amounts to £1,399,862 which is included in the figure shown in the final column.

3 David Nish retired on 6 September 2005. The figures shown above relate to the period between 1 April 2005 and the date of leaving. Under the terms of his contract, he is entitled to unreduced benefits from age 50. The value of retiring early on an unreduced pension when he reaches age 50 amounts to £847,510 which is included in the figure shown in the final column. Pension rights accrued in respect of previous employments affect the level of benefits available under the ScottishPower pension arrangements. The value of these rights, as a proportion of the benefits provided by ScottishPower, may change over time e.g. due to changes in an individual's salary. Such changes in value are crystallised on the exit of a member and can lead to significant reductions or increases to accrued pension. These distortions have been removed from the figures shown in the table for David Nish by restating the end year accrued pension figures that appeared in the prior year Remuneration Report of the Directors. This ensures that the figures are calculated on a consistent basis and show the true value of pension benefits earned over the current accounting period.

4 Judi Johansen retired on 21 March 2006. The figures shown above relate to the period between 1 April 2005 and the date of leaving. The capital value of her pension entitlement triggered by her termination is £652,815. In addition, under the normal provisions of the plan she is entitled to benefits that commence from age 55. The value of this reduction in retirement age is £320,157. Both of these values are included in the figure shown in the final column. Part of Judi Johansen's benefits are provided in defined contribution form, through a company 401(k) plan. The figures in the table do not include any 401(k) plan element. The company contribution payable to the 401(k) plan in respect of Judi Johansen for the period 1 April 2005 to 21 March 2006 was £7,199. The conversion rate used is £1 = $1.785, being the average exchange rate during the year. All pension amounts are payable by PacifiCorp.

(i) The accrued entitlement of the highest paid director (Ian Russell) was £270,498 (2005: £246,803). During the year, retirement benefits were accrued under the defined benefits pension scheme in respect of five directors (2005: five directors).

(ii) The transfer value of the increases after inflation (A) represents the current capital sum which would be required, using demographic and financial assumptions, to produce an equivalent increase in accrued pension and ancillary benefits, excluding the statutory inflationary increase, and after deduction of members' contributions. Although the transfer value represents a liability to the Pension Scheme in respect of approved benefits and to the company in respect of any unapproved benefits, it is not a single sum paid or due to be paid to the individual director and cannot therefore meaningfully be added to the annual remuneration. Instead, this value would not be payable until the director's retirement date, and thereafter would be spread over the remainder of his lifetime (and also covering the cost of dependants' benefits after his death).

(iii) The total change in value (B) in the last column of the table above reflects the following elements:

1. changes to the economic and demographic assumptions underlying the transfer value basis over the year;
2. any increases in pensionable salary received during the year;
3. the completion of further pensionable service during the year; and
4. the directors are a year closer to drawing their pensions, which increases their pension value (all other things being equal).

The change in the amount of the transfer values over the year includes the effect of fluctuations in factors that are beyond the control of the company and its directors, such as stockmarket movements and long-term interest rates.

(iv) The accrued pension shown is that which would be paid annually on retirement based upon service to the end of the year. Members of the company's schemes have the option of paying additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

(v) Directors who joined the UK pension scheme on or after 1 June 1989 are subject to an earnings cap equivalent to the HM Revenue and Customs earnings cap that was introduced by the Finance Act 1989. Pension entitlements which cannot be provided through the company's approved schemes, due to the earnings cap, are provided through unapproved pension arrangements, details of which are included in this section. The pension benefits disclosed above include approved and unapproved pension arrangements.

(vi) The increase in UK accrued pension during the year excludes the increase due to RPI inflation as measured at December 2005 (2.2%).

(vii) The value of directors' UK entitlements has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance note GN11, in two parts: the approved element being based upon the normal cash equivalent transfer value assumptions; the unapproved element being calculated in line with IAS 19 assumptions. The value of the US director's entitlement has been calculated in line with IAS 19 assumptions.

(viii) Benefits recognised in respect of previous employments covers both transferred in benefits and benefits that are held outside the ScottishPower pension arrangements. The accrued pension shown at the end of the year, and the additional pension earned in the year, include these benefits.

Pension rights accrued in respect of previous employments affect the level of benefits available under the ScottishPower pension arrangements. The value of these rights, as a proportion of the benefits provided by ScottishPower, may change over time e.g. due to changes in an individual's salary. Such changes in value are crystallised on the exit of a member and can lead to significant reductions or increases to accrued pensions.

(ix) The total liabilities, calculated on an IAS 19 basis, arising in relation to UK unapproved benefits for all executives and senior employees in the ScottishPower group for service in the year to 31 March 2006 was £1,238,000 (2005: £1,520,900). This figure relates only to the cost of benefits accruing over the year but does not include any finance items or past service costs. It therefore differs from the full IAS 19 charge for unapproved benefits over the same period.

(x) All benefits above are provided on a defined benefit basis.

TABLE 35

Directors' interests in ScottishPower shares

	Ordinary shares		Share options (Executive)		Share options (Sharesave)		Long Term Incentive Plan			
	31.3.06 (or date of retirement, if earlier)	1.4.05 (or date of appointment, if later)	31.3.06 (or date of retirement, if earlier)	1.4.05 (or date of appointment, if later)	31.3.06 (or date of retirement, if earlier)	1.4.05 (or date of appointment, if later)	31.3.06 (or date of retirement, if earlier)		1.4.05 (or date of appointment, if later)	
							**Vested	*Potential	**Vested	*Potential
Charles Miller Smith	11,000	11,000	–	–	–	–	–	–	–	–
Vicky Bailey	–	–	–	–	–	–	–	–	–	–
Euan Baird	114,363	114,363	–	–	–	–	–	–	–	–
Donald Brydon	3,000	3,000	–	–	–	–	–	–	–	–
Philip Carroll (retired 22 July 2005)	4,000	4,000	–	–	–	–	–	–	–	–
Nolan Karras	44,578	42,446	–	–	–	–	–	–	–	–
Nick Rose	5,629	5,395	–	–	–	–	–	–	–	–
Nancy Wilgenbusch	2,177	508	–	–	–	–	–	–	–	–
Philip Bowman (appointed 16 January 2006)	–	–	–	–	–	–	–	119,148	–	–
Simon Lowth	28,868	17,710	220,937	220,937	3,534	–	–	151,908	–	82,851
Ian Russell (retired 16 February 2006)	• 148,653	128,280	1,206,427	1,206,427	5,290	5,290	108,572	378,628	58,047	367,006
Charles Berry (retired 6 September 2005)	• 57,000	41,712	628,407	628,407	2,533	2,941	27,559	204,100	–	195,279
David Nish (retired 6 September 2005)	• 49,394	36,415	738,171	738,171	2,533	–	32,152	234,632	–	230,230
Judi Johansen (retired 21 March 2006)	140,025	103,331	290,880	496,500	–	–	18,497	192,851	–	166,289

None of the directors has an interest in ordinary shares which is greater than 1% of the issued share capital of the company.

* These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of performance criteria as approved by shareholders in connection with the Long Term Incentive Plan.

** These shares represent the number of shares the directors are entitled to receive when the LTIP award becomes exercisable calculated according to the performance criteria measured over the three-year performance period.

• These shares include the number of shares which the directors hold in the Employee Share Ownership Plan, shown below.

	Free shares		Partnership shares		Matching shares		Dividend shares		Total	
	31.3.06 (or date of retirement, if earlier)	1.4.05	31.3.06 (or date of retirement, if earlier)	1.4.05	31.3.06 (or date of retirement, if earlier)	1.4.05	31.3.06 (or date of retirement, if earlier)	1.4.05	31.3.06 (or date of retirement, if earlier)	1.4.05
Ian Russell (retired 16 February 2006)	50	50	1,827	1,580	1,827	1,580	566	430	4,270	3,640
Charles Berry (retired 6 September 2005)	50	50	1,738	1,580	1,738	1,580	490	430	4,016	3,640
David Nish (retired 6 September 2005)	50	50	1,738	1,580	1,738	1,580	490	430	4,016	3,640

Between 31 March 2006 and 19 May 2006, Nolan Karras and Nancy Wilgenbusch acquired 86.5266 and 29.8200 ScottishPower ADSs (346 and 116 ordinary shares) respectively as part of the PacifiCorp Compensation Reduction Plan. Otherwise, there have been no changes to the directors' interests between 31 March 2006 and 19 May 2006.

In accordance with the terms of the return of cash approved by shareholders on 4 May 2006, with effect from 15 May 2006 the ordinary shares detailed above in Table 35 were replaced by new ordinary shares and B shares. Under the terms of the return of cash, a holder of 100 existing ordinary shares on the record date, 6pm on 12 May 2006, received 79 ordinary shares, 33 B shares and, if applicable, cash representing any fractional entitlements to new ordinary shares.

TABLE 36

Directors' interests in performance and other share plans at 31 March 2006

	1 April 2005 (or date of appointment, if later)	Granted	Exercised	Lapsed#	31 March 2006 (or date of retirement, if earlier)	Option exercise price (pence)	Date exercised	Market price at date of exercise (pence)	Date from which ordinarily exercisable	Normal expiry date
Long Term Incentive Plan										
Philip Bowman (appointed 16 January 2006)	–	119,148	–	–	119,148	nil			26 May 08	25 May 12
	–	119,148	–	–	119,148					
Simon Lowth	82,851	–	–	–	82,851	nil			27 May 07	26 May 11
	–	69,057	–	–	69,057	nil			26 May 08	25 May 12
	82,851	69,057	–	–	151,908					
Ian Russell+ (retired 16 February 2006)	21,217	–	–	–	21,217	nil			05 May 04	04 May 07
	36,830	–	–	–	36,830	nil			04 May 04	03 May 08
	101,600	–	–	51,075	50,525	nil			02 May 05	01 May 09
	129,568	–	–	–	129,568	nil			10 May 06	09 May 10
	135,838	–	–	–	135,838	nil			27 May 07	26 May 11
	–	113,222	–	–	113,222	nil			26 May 08	25 May 12
	425,053	113,222	–	51,075	487,200					
Charles Berry+ (retired 6 September 2005)	55,418	–	–	27,859	27,559	nil			02 May 05	01 May 09
	62,790	–	–	–	62,790	nil			10 May 06	09 May 10
	77,071	–	–	–	77,071	nil			27 May 07	26 May 11
	–	64,239	–	–	64,239	nil			26 May 08	25 May 12
	195,279	64,239	–	27,859	231,659					
David Nish+ (retired 6 September 2005)	64,655	–	–	32,503	32,152	nil			02 May 05	01 May 09
	82,724	–	–	–	82,724	nil			10 May 06	09 May 10
	82,851	–	–	–	82,851	nil			27 May 07	26 May 11
	–	69,057	–	–	69,057	nil			26 May 08	25 May 12
	230,230	69,057	–	32,503	266,784					
Judi Johansen+ (retired 21 March 2006)	36,794	–	–	18,297	18,497	nil			02 May 05	01 May 09
	49,833	–	–	–	49,833	nil			10 May 06	09 May 10
	79,662	–	–	–	79,662	nil			27 May 07	26 May 11
	–	63,356	–	–	63,356	nil			26 May 08	25 May 12
	166,289	63,356	–	18,297	211,348					

\# During the year, the performance period for the awards granted under the Long Term Incentive Plan on 2 May 2002 ended and, on the basis of the company's total shareholder return, 49.73% of shares under awards vested. These awards became exercisable either immediately or at any other time until the seventh anniversary of grant. The market price of ScottishPower ordinary shares at the date of grant of these awards was 409.29 pence and on 2 May 2005, being the date of vesting, was 422.75 pence. Long Term Incentive Plan awards granted before 2001 became exercisable on the fourth anniversary of grant. Awards granted in 2001 and subsequently became exercisable on the third anniversary of grant, as approved by shareholders.

Awards granted during the year were granted for no consideration. The market value of ScottishPower shares at the date of grant for Simon Lowth, Ian Russell, Charles Berry, David Nish and Judi Johansen was 469.75 pence and for Philip Bowman was 577.0 pence.

\+ In accordance with the rules of the Plan the entitlements for these retired directors will be subject to pro-rating in respect of their period of service as a proportion of the performance period.

TABLE 36

Directors' interests in performance and other share plans at 31 March 2006 continued

	1 April 2005 (or date of appointment, if later)	Granted	Exercised	Lapsed#	31 March 2006 (or date of retirement, if earlier)	Option exercise price (pence)	Date exercised	Market price at date of exercise (pence)	Date from which ordinarily exercisable	Normal expiry date
Executive Share Option Plan 2001										
Simon Lowth	220,937	–	–	–	220,937	389.3			27 May 07	27 May 14
	220,937	–	–	–	220,937					
Ian Russell† (retired 16 February 2006)	227,743	–	–	–	227,743	483.0			21 Aug 04	21 Aug 11
	270,935	–	–	–	270,935	406.0			02 May 05	02 May 12
	345,514	–	–	–	345,514	376.3			10 May 06	10 May 13
	362,235	–	–	–	362,235	389.3			27 May 07	27 May 14
	1,206,427	–	–	–	1,206,427					
Charles Berry† (retired 6 September 2005)	107,660	–	–	–	107,660	483.0			21 Aug 04	21 Aug 11
	147,783	–	–	–	147,783	406.0			02 May 05	02 May 12
	167,441	–	–	–	167,441	376.3			10 May 06	10 May 13
	205,523	–	–	–	205,523	389.3			27 May 07	27 May 14
	628,407	–	–	–	628,407					
David Nish† (retired 6 September 2005)	124,223	–	–	–	124,223	483.0			21 Aug 04	21 Aug 11
	172,413	–	–	–	172,413	406.0			02 May 05	02 May 12
	220,598	–	–	–	220,598	376.3			10 May 06	10 May 13
	220,937	–	–	–	220,937	389.3			27 May 07	27 May 14
	738,171	–	–	–	738,171					
Judi Johansen† (retired 21 March 2006)	61,824	–	61,824	–	–	339.1	10 Aug 05	501.2*	02 May 05	02 May 12
	61,828	–	61,828	–	–	339.1	10 Aug 05	501.2*	02 May 05	02 May 12
	81,968	–	81,968	–	–	351.4	10 Aug 05	501.2*	10 May 05	10 May 13
	81,968	–	–	–	81,968	351.4			10 May 06	10 May 13
	208,912	–	–	–	208,912	413.6			27 May 07	27 May 14
	496,500	–	205,620	–	290,880					
Sharesave Scheme										
Simon Lowth	–	3,534	–	–	3,534	374.0			01 Sept 10	28 Feb 11
	–	3,534	–	–	3,534					
Ian Russell (retired 16 February 2006)	5,290	–	–	–	5,290	301.0			01 Sep 08	28 Feb 09
	5,290	–	–	–	5,290					
Charles Berry (retired 6 September 2005)	2,941	–	2,941	–	–	323.0**	01 Sep 05	512.0	01 Sep 05	28 Feb 06
	–	2,533	–	–	2,533	374.0**			01 Sep 08	28 Feb 09
	2,941	2,533	2,941	–	2,533					
David Nish (retired 6 September 2005)	–	2,533	–	–	2,533	374.0**			01 Sep 08	28 Feb 09
	–	2,533	–	–	2,533					

* The exercise of Executive Share Option Plan 2001 options by Judi Johansen on 10 August 2005 was over 30,913 ADSs at US$23.55 per ADS and 20,492 ADSs at US$24.40 per ADS. On 10 August 2005 the market value of a ScottishPower ADS was US$29.51.

** Denotes options granted under a three-year scheme.

† In accordance with the rules of the Executive Share Option Plan 2001 the options of these retired directors are exercisable on or before the later of (i) 12 months after the date of retirement and (ii) 42 months after the date of grant.

(i) The market price of the shares at 31 March 2006 was 582.0 pence and the range during 2005/06 was 408.0 pence to 597.0 pence.

(ii) The Long Term Incentive Plan makes annual awards to acquire shares in ScottishPower at nil or nominal cost to the plan participants up to a maximum value equal to 75% of base salary. The award will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the company and sustained underlying performance in certain customer service standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. Assuming that such targets have been achieved, the number of shares that can be acquired under awards granted before May 2001 was dependent upon how the company ranked in terms of its total shareholder return performance over a three-year period, in comparison to the constituent companies of the FTSE 100 index and the Electricity and Water sectors. A percentage of each half of the award would vest depending upon the company's ranking within each of the comparator groups. For awards granted in May 2001 and subsequently, the company's total shareholder return performance is compared over a three-year period against an international comparator group of major energy companies. A percentage of the award vests dependent upon the company's ranking within the comparator group. The plan participant may acquire the shares in respect of the percentage of the award which has vested at any time after the third (or fourth year for awards granted before 2001) up to the seventh year after the grant of the award. No dividends accrue to participants prior to vesting.

(iii) The company ceased granting under the Executive Share Option Plan 2001 to relevant executives and senior managers in 2004. The exercise of options granted to UK executives and senior managers, is subject to the performance criterion that the percentage increase in the company's annualised earnings per share be at least 3% (adjusted for any increase in the Retail Price Index). This criterion is assessed at the end of the third financial year, the first year being the financial year starting immediately before the date of grant. If the criterion is not satisfied over this period, it is tested again at the end of the fourth financial year. If the criterion is not satisfied over this period, it is tested again at the end of the fifth financial year. If the criterion is not satisfied over this period, then the options lapse. The exercise of options granted to US participants is not normally subject to the satisfaction of performance criteria, and they normally become exercisable as follows: one-third of the options from the first anniversary of the date of grant, a further one-third from the second anniversary and the final one-third from the third anniversary of the date of grant. In 2002, an additional, conditional share option award was made to some senior managers, including Judi Johansen, under the Executive Share Option Plan 2001. The exercise of these additional, conditional options is subject to the same exercise period and performance criterion as options granted to UK participants.

(iv) Options granted to Judi Johansen under the PacifiCorp Stock Incentive Plan and the Executive Share Option Plan 2001 are granted over ScottishPower ADSs. For the purposes of the above table, these options, in the case of Judi Johansen, have been converted to ordinary shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. The US$ ADS option prices were converted so that they may be represented in terms of ScottishPower ordinary shares. The prices were further converted at the closing exchange rate on 31 March 2006 of £1 = $1.736 so as to be quoted in pence in the above table.

(v) The option price for Sharesave options is calculated by reference to the middle-market quotation on the day immediately preceding the date of invitation and discounted by 20% in accordance with the Inland Revenue rules for such schemes.

The number of options granted to a director under the Sharesave Scheme is calculated by reference to the total amount which the director agrees to save for a period of either three or five years under an Inland Revenue approved savings contract, subject to a current maximum.

(vi) Total gains made on exercise of directors' share options and awards during the year were £328,786 (2005: £623,361). The conversion rate for gains made by Judi Johansen is £1 = $1.785, being the average exchange rate during the year.

Approved by the Board and signed on its behalf by

NOLAN KARRAS Chairman of the Remuneration Committee
24 May 2006

DIRECTORS' RESPONSIBILITY FOR THE ACCOUNTS

The directors are responsible for preparing the Annual Report and the group Accounts in accordance with applicable law and International Financial Reporting Standards ("IFRSs") as adopted by the European Union, and for preparing the parent company Accounts and the Remuneration Report of the Directors in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice).

The directors are responsible for preparing Accounts for each financial year which give a true and fair view, in accordance with IFRSs, of the state of affairs of the group and of the profit or loss of the group and a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of affairs of the company for that period. In preparing those Accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the group Accounts comply with IFRSs, and with regard to the parent company Accounts whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts; and
- prepare the Accounts on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and to enable them to ensure that the group Accounts comply with the Companies Act 1985 and Article 4 of the IAS Regulation and the parent company Accounts and the Remuneration Report of the Directors comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Each of the directors in office as at the date of this Annual Report confirms that:

- so far as he or she is aware, there is no relevant audit information of which the company's auditors are unaware; and
- he or she has taken all the steps that he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

AUDITORS

During the year, the company carried out a competitive tender in relation to the provision of audit services. Following the outcome of this exercise the Board, on the recommendation of the Audit Committee, will ask shareholders at the Annual General Meeting to appoint Deloitte & Touche LLP in place of the retiring auditors, PricewaterhouseCoopers LLP.

REPORT OF THE DIRECTORS

The Report of the Directors, comprising the statements and reports on pages 2 to 69 of this Annual Report & Accounts, has been approved by the Board and signed on its behalf by

Sheelagh J Duffield

SHEELAGH DUFFIELD Secretary
24 May 2006

Safe Harbor Statement

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Some statements contained herein may include statements regarding our assumptions, projections, expectations or beliefs about future events. These statements are intended as "Forward-Looking Statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward-looking. Statements containing the words "may", "will", "expect", "anticipate", "believe", "intend", "estimate", "continue", "plan", "project", "target", "on track to", "strategy", "aim", "seek", "will meet" or other similar words are also forward-looking. These statements are based on our management's assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

ScottishPower wishes to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. ScottishPower undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that are beyond ScottishPower's ability to control or estimate precisely, and that may cause results to differ from expectations include, for example:

- the success of reorganizational and cost-saving or other strategic efforts;
- any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;
- the outcome of other proceedings conducted by regulatory commissions;
- the cost, feasibility and eventual outcome of hydroelectric relicensing proceedings;
- future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;
- the availability of acceptable fuel at favorable prices;
- weather and weather-related impacts affecting demand for electricity and gas;
- the availability of operational capacity of plants;
- adequacy and accuracy of load and price forecasts that could impact the hedging strategy and costs to balance electricity load and supply;
- unanticipated construction delays, changes in costs, receipt of required permits and authorizations, and other factors that could affect future generation plants and infrastructure additions;
- the impact of interest rates and investment performance on pension and post-retirement expense;
- the impact of new accounting pronouncements on results of operations; and
- development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Other risk factors are detailed in Section 9.3.2 of the 'Business Review'.

Accounts 2005/06

Accounting Policies and Definitions

DEFINITIONS

BUSINESS SEGMENT DEFINITIONS

ScottishPower defines business segments for management reporting purposes based on a combination of factors, principally differences in products and services and the regulatory environment in which the businesses operate.

Business segments have been included under either 'continuing operations' or 'discontinued operations' as appropriate.

The business segments of the group are defined as follows:

CONTINUING OPERATIONS

UNITED KINGDOM

ENERGY NETWORKS (FORMERLY INFRASTRUCTURE DIVISION)
The transmission and distribution businesses within the group's authorised area of Scotland and the distribution business of Manweb operating in Merseyside and North Wales.

ENERGY RETAIL & WHOLESALE (FORMERLY UK DIVISION)
The generation of electricity from the group's own power stations, the purchase of external supplies of coal and gas for the generation of electricity, the purchase of external supplies of electricity and gas for sale to customers together with related billing and collection activities, gas storage, the sale of gas to industrial and domestic customers, and the sale of electricity to market participants in Scotland and England & Wales, and full participation in the British Electricity Trading and Transmission Arrangements ("BETTA"). BETTA replaced the New Electricity Trading Arrangements ("NETA") in England & Wales with effect from 1 April 2005.

UNITED STATES

PPM ENERGY The competitive energy development, origination and marketing business serving wholesale customers in North American markets. Electricity products and services are provided from gas generation and renewable wind generation resources located across the US. Natural gas storage and hub services are provided from gas storage facilities located in Texas, New Mexico and Alberta, Canada.

OTHER

UNALLOCATED For the purposes of segmental analysis this comprises corporate office costs and the revenue and costs of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.

DISCONTINUED OPERATIONS

UNITED STATES

PACIFICORP A vertically-integrated electric utility, disposed of on 21 March 2006, that included the generation, transmission and distribution and sale of electricity to retail, industrial and commercial customers in portions of six western states: Utah, Oregon, Wyoming, Washington, Idaho and California. The operations also included wholesale sales and power purchase transactions with various entities. The state regulatory commissions and Federal Energy Regulatory Commission ("FERC") regulated the retail and wholesale operations. The subsidiaries of PacifiCorp supported its electric utility operations by providing coal mining facilities and services and environmental remediation.

REVENUE COST DEFINITIONS

COST OF SALES The direct costs of the generation and purchase of electricity and the purchase and transportation of natural gas.

TRANSMISSION AND DISTRIBUTION COSTS The cost of transmitting units of electricity from the power stations through the transmission and distribution networks to customers. It includes the costs of metering, billing and debt collection.

ADMINISTRATIVE EXPENSES The indirect costs of the businesses, the costs of corporate services and property rates.

OTHER DEFINITIONS

COMPANY OR SCOTTISHPOWER Scottish Power plc.

GROUP Scottish Power plc and its consolidated subsidiaries.

ASSOCIATES Entities in which the group holds a long-term interest and over which the group has significant influence.

JOINTLY CONTROLLED ENTITIES Entities in which the group holds a long-term interest and shares control with another company external to the group.

SUBSIDIARIES Entities in which the group holds a long-term controlling interest.

GROUP ACCOUNTING POLICIES

The principal accounting policies applied in preparing the group's consolidated Accounts are set out below. These are arranged to broadly follow the captions as they appear in the Group Income Statement and Group Balance Sheet. The principal accounting policies comprise the following:

A. Basis of accounting
B. Basis of consolidation
C. Goodwill
D. Foreign currencies
E. Revenue
F. Operating profit
G. Taxation
H. Intangible assets (excluding goodwill)
I. Property, plant and equipment
J. Cash and cash equivalents
K. Borrowing costs
L. Impairment of property, plant and equipment and intangible assets (excluding goodwill)
M. Mine reclamation and closure costs
N. Decommissioning costs
O. Leased assets
P. Risk and financial instruments
Q. Financial instruments (policies applied in the comparative figures for the year ended 31 March 2005)
R. Inventories
S. Grants and contributions
T. Pensions and other post-retirement benefits
U. Share-based payment
V. Environmental liabilities
W. Exchange rates

A. BASIS OF ACCOUNTING

The Accounts have been prepared for the first time in accordance with International Accounting Standards ("IAS"), International Financial Reporting Standards ("IFRS") and International Financial Reporting Interpretations Committee ("IFRIC") interpretations as adopted by the EU as required by Regulation (EC) No. 1606/2002 of the European Parliament and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. In previous years, the Accounts were prepared in compliance with UK Generally Accepted Accounting Practice ("UK GAAP") and the Companies Act 1985. This has resulted in certain changes to previously applied accounting policies. The effect of these changes in accounting policies are explained in the disclosures concerning the transition from UK GAAP to IFRS required by IFRS 1 'First-time Adoption of International Financial Reporting Standards' set out in Note 42 to the Accounts.

In preparing these Accounts, the group has applied all relevant IAS, IFRS and Interpretations issued by the IFRIC which have been adopted by the EU as of the date of approval of these Accounts. The differences between IFRS as adopted by the EU and those issued by the IASB are not material to the group.

As permitted by IFRS 1, the standards relating to financial instruments, IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' have been applied with effect from 1 April 2005. Implementation of IAS 39 resulted in an increase in equity attributable to equity holders of Scottish Power plc of £281.4 million. The group has continued to use its previous UK GAAP accounting policies, as amended by IAS 21 'The Effects of Changes in Foreign Exchange Rates' for financial instruments, as set out in accounting policy 'Q. Financial instruments' below, in preparing the IFRS financial information for the year ended 31 March 2005.

The format of the Group Income Statement has been prepared in accordance with the requirements of IAS 1 and reflects the impact of the adoption of IAS 32 and IAS 39 with effect from 1 April 2005.

Items which are included in operating profit are classified as exceptional where the directors consider that by virtue of their nature, size or incidence it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood.

In order to provide readers with a clear, consistent and more useful presentation of the group's underlying performance, profit/(loss) for the financial year has been analysed between (i) profit before exceptional items and certain remeasurements and (ii) the effect of exceptional items and certain remeasurements.

Included in this latter category are:

- items which are included in operating profit but classified as exceptional as the directors consider that by virtue of their nature, size or incidence, it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood.
- fair value gains and losses on operating derivatives and financing derivatives including, for 2004/05 only, the impact on results of contracts which were previously fair valued but which are now subject to IAS 39. All of the group's treasury activities and all but an immaterial proportion of the group's energy management activities are undertaken with a view to economically hedging the group's physical and financial exposures. A number of these contracts do not qualify for own use or hedge accounting under IAS 39 and are therefore fair valued through the Group Income Statement. In addition, those contracts which do qualify for cash flow hedge accounting can have an element of hedge ineffectiveness which is recorded in the income statement. The directors consider that this accounting treatment of fair valuing economic hedges and the resulting income statement volatility does not appropriately reflect the business purpose of these contracts. In order to provide a more meaningful presentation, the fair value movements on these contracts have been separated from all other aspects of the impact of IAS 39 which remain within underlying business performance. The fair value movements on such contracts to the extent they relate to operating activities are shown separately in the line item 'Fair value gains on operating derivatives' and, to the extent they relate to financing derivatives in the line item 'Fair value losses on financing derivatives'.
- the reversal of the depreciation charge for PacifiCorp for the period from 24 May 2005, when it became a discontinued operation, until its date of disposal, as required by IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'.
- the taxation effect of the above items.

Further analysis of the items included in the column Exceptional items and certain remeasurements is provided in Note 2 to the Accounts.

This income statement format aligns with the group's calculations of adjusted earnings per share which were previously presented in the group's quarterly Accounts in 2005/06.

B. BASIS OF CONSOLIDATION

The group Accounts incorporate the Accounts of the company and its subsidiaries to 31 March each year. Subsidiaries are those entities over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding that confers more than half of the voting rights. For commercial reasons certain subsidiaries have a different year end. The consolidation includes the Accounts of these subsidiaries as adjusted for material transactions in the period between the year ends and 31 March. The group Accounts also include the group's share of results and net assets of associates and jointly controlled entities.

On acquisition, the assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition. The cost of an acquisition is measured at the fair value of any assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. The interest of minority shareholders is initially stated at the minority's proportion of the fair values of the assets and liabilities recognised. In accordance with the exemption permitted by IFRS 1, business combinations accounted for prior to the group's date of transition to IFRS on 1 April 2004 have not been restated to comply with IFRS 3 'Business Combinations'.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The group Accounts include the group's share of the post-tax results and net assets of associates and jointly controlled entities using the equity method of accounting. Associates are those entities over which the group has significant influence, but not control, generally accompanying a shareholding that confers between 20% to 50% of the voting rights. Jointly controlled entities are those entities over which the group has joint control with one or more external parties and over which there has to be unanimous consent by all parties to the strategic, financial and operating decisions.

On acquisition of all or part of a minority interest in a subsidiary, the assets and liabilities being acquired are measured at book value at the date of acquisition. The excess of the fair value of the purchase consideration over the book value of the assets acquired is recorded as goodwill. The results of the subsidiary relating to the minority interest for the period up until the date of acquisition are included in the income statement as amounts attributable to minority interests.

As a result of the group's decision to sell PacifiCorp, PacifiCorp has been treated as a disposal group held for sale and a discontinued operation in accordance with IFRS 5. As a consequence of the classification as a discontinued operation, the net profit of PacifiCorp has been shown in a single line 'Profit/(loss) for the year from discontinued operations', in the income statement.

The results of discontinued operations include the UK/US interest rate differential benefit, the loss following de-designation of net investment hedges arising from the group's US dollar hedging programme relating to PacifiCorp's net assets and the impact of the US dollar earnings hedges relating to the results of PacifiCorp. This programme terminated following completion of the sale of PacifiCorp.

C. GOODWILL

Goodwill represents the excess of the fair value of the purchase consideration over the group's share of the fair value of the identifiable assets and liabilities of an acquired subsidiary, associate, jointly controlled entity or business at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually and whenever there is an indication of impairment. Goodwill is carried at cost less amortisation charged prior to the group's transition to IFRS on 1 April 2004 less accumulated impairment losses. Any impairment is recognised in the period in which it is identified.

On disposal of a subsidiary, associate, jointly controlled entity or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions after 31 March 1998 but prior to the group's date of transition to IFRS, 1 April 2004, has been retained as an asset at the previous UK GAAP amounts as at that date. As required by IFRS 1, this goodwill was reviewed for impairment as at the date of transition to IFRS.

Goodwill arising on acquisitions prior to 1 April 1998 was written off against reserves. It has not been reinstated as an asset on transition to IFRS as permitted by IFRS 1 and will not be included in determining any subsequent profit or loss on disposal. Further details of goodwill written off to reserves are set out in Note 33 to the Accounts.

D. FOREIGN CURRENCIES

Transactions undertaken by each of the group's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency) and foreign currency items are translated into the functional currency at the spot rate at the date of the transaction. The group's consolidated Accounts are presented in sterling, which is the group's presentational currency.

The results and cash flows of overseas subsidiaries are translated to sterling at the average rate of exchange for each quarter of the financial year. The net assets of such subsidiaries and the goodwill arising on their acquisition are translated to sterling at the closing rates of exchange ruling at the balance sheet date.

Exchange differences which relate to the translation of overseas operations and foreign currency borrowings and changes in fair value of derivatives to the extent that they are effective net investment hedges are taken directly to the group's translation reserve and are shown in the statement of recognised income and expense. Upon disposal of the related operation, such translation differences are recognised as income or as expense in the period of disposal.

Cumulative translation differences in respect of the period prior to the group's date of transition to IFRS, 1 April 2004, have been transferred to the translation reserve, as required by IAS 21. These amounts will be included in the determination of any future gain or loss on disposal of the related operations.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate of exchange.

E. REVENUE

Revenue comprises the contracted sales value of energy, goods and other services supplied to customers during the year and excludes Value Added Tax and intra-group sales. Revenue from the sale of energy is the value of units supplied during the year and includes an estimate of the value of units supplied to customers between the date of their last meter reading and the year end, based on external data supplied by the electricity and gas market settlement processes.

F. OPERATING PROFIT

The group's share of the post-tax results of associates and jointly controlled entities is included within operating profit as the operations are closely related to those of the parent and other subsidiaries.

G. TAXATION

The group's liability for current tax is calculated using the tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on the difference between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profits (temporary differences), and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised, on a non-discounted basis, and is charged in the income statement, except where it relates to items charged or credited to equity (via the statement of recognised income and expense), in which case the deferred tax is also dealt with in equity and is shown in the statement of recognised income and expense.

H. INTANGIBLE ASSETS (EXCLUDING GOODWILL)

H1. COMPUTER SOFTWARE COSTS

The costs of acquired computer software are capitalised on the basis of the costs incurred to acquire and bring to use the specific software and are amortised on a straight-line basis over their operational lives. Costs directly associated with the development of computer software programmes that will probably generate economic benefits over a period in excess of one year are capitalised and amortised over their estimated operational lives. Costs include employee costs relating to software development and an appropriate proportion of relevant overheads directly attributable to bringing the software into use.

H2. HYDRO RELICENSING COSTS

Costs relating to the relicensing of the group's hydroelectric plants were capitalised and amortised, generally on a straight-line basis, over the period of the licence. This policy applied to PacifiCorp, the group's former regulated US business.

H3. EMISSIONS ALLOWANCES

The group participates in the EU Emissions Trading Scheme. Purchased emissions allowances are initially recognised at cost (purchase price) within intangible assets. Allocated allowances awarded to the group by the government or a similar body are recorded at nominal value (nil value). The group recognises liabilities in respect of its obligations to deliver emissions allowances to the extent that the allowances to be delivered exceed allocated allowances. Any liabilities recognised are measured based on the cost of allowances purchased up to the level of purchased allowances held and thereafter at the market price of allowances at the balance sheet date.

The allowances held within intangible assets may be surrendered at the end of each compliance period reflecting the consumption of economic benefit. As a result no amortisation is recorded during the period.

The main amortisation periods used by the group are set out below.

	Years
Computer software costs	3 - 10
Hydro relicensing costs (in respect of PacifiCorp)	25

I. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and is generally depreciated on the straight-line method over the estimated operational lives of the assets. Property, plant and equipment includes capitalised employee, interest and other costs that are directly attributable to the construction of fixed assets. Reviews are undertaken annually of the estimated remaining lives and residual values of property, plant and equipment. Residual values are assessed based on prices prevailing at each balance sheet date.

Land is not depreciated except in the case of mines as set out in accounting policy 'M. Mine reclamation and closure costs' below. The main depreciation periods used by the group are as set out below.

	Years
Coal, oil-fired, gas and other generating stations	22 - 45
Hydro plant and machinery	20 - 100
Other buildings	40
Transmission and distribution plant	20 - 75
Towers, lines and underground cables	40 - 60
Vehicles, miscellaneous equipment and fittings	3 - 40

Repairs and maintenance costs are expensed during the period in which they are incurred.

J. CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash on hand, available-for-sale financial assets, held-to-maturity investments to the extent that they are realisable within 90 days and bank overdrafts that are repayable on demand the next business day.

K. BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of major qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

L. IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (EXCLUDING GOODWILL)

At each balance sheet date, the group reviews the carrying amount of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs.

M. MINE RECLAMATION AND CLOSURE COSTS

Provision was made for mine reclamation and closure costs when an obligation arose out of events prior to the balance sheet date. The amount recognised was the present value of the estimated future expenditure determined in accordance with local conditions and requirements. A corresponding asset was also created of an amount equal to the provision. This asset, together with the cost of the mine, was subsequently depreciated on a unit of production basis. The unwinding of the discount was included within finance costs. This policy applied to PacifiCorp, the group's former regulated US business.

N. DECOMMISSIONING COSTS

Provision is made, on a discounted basis, for the estimated decommissioning costs at the end of the producing lives of the group's power stations. Capitalised decommissioning costs are depreciated over the useful lives of the related assets. The unwinding of the discount is included within finance costs.

O. LEASED ASSETS

O1. THE GROUP AS LESSEE

Assets leased under finance leases, where substantially all the risks and rewards of ownership are transferred to the group, are capitalised and depreciated over the shorter of the lease periods and the estimated operational lives of the assets. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligations so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, unless they are directly attributable to qualifying assets, in which case they are capitalised in accordance with the group's accounting policy on 'K Borrowing costs'. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

O2. THE GROUP AS LESSOR

Rentals receivable under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a finance lease receivable at the amount of the net investment in the lease after making provisions for bad and doubtful rentals receivable.

P. RISK AND FINANCIAL INSTRUMENTS

P1. IMPLEMENTATION OF IAS 32 AND IAS 39

The group has adopted IAS 32 and IAS 39 in the financial year ended 31 March 2006. The EU adopted a regulation in November 2004 (as amended in November 2005) endorsing IAS 39 with the exception of certain provisions relating to hedge accounting. The group has applied the EU-adopted standard in preparing these Accounts. Applying the full version of the standard as opposed to the EU-adopted standard would have had no impact on the group's financial statements. In accordance with the transitional arrangements set out in those standards, the group has not restated the prior year's comparative figures to show the effect of IAS 32 and IAS 39. For the year ended 31 March 2005, financial instruments were accounted for in accordance with the group's previous policies for financial instruments under UK GAAP as set out below under the heading 'Q. Financial instruments (policies applied in the comparative figures relating to the year ended 31 March 2005)'. The effects of the implementation of IAS 32 and IAS 39 on 1 April 2005 are set out in Note 43 to the Accounts.

IAS 39 requires that certain financial assets be measured at fair value in the balance sheet with changes in fair value reported through either the income statement or for available-for-sale financial assets, through reserves. Exceptions apply to assets classified as loans and receivables and held-to-maturity investments, which are measured at amortised cost using the effective interest method.

With respect to financial liabilities, IAS 39 prescribes measurement at amortised cost using the effective interest method.

Derivative instruments are carried at fair value with special rules applying to all financial instruments which form part of a hedging relationship.

Commodity purchases and sales that do not qualify for the own use exemption are also measured at fair value through the income statement, or through reserves where cash flow hedge accounting is achieved.

Embedded derivatives in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. Unrealised gains or losses on remeasurement of embedded derivatives are reported in the income statement as part of 'fair value gains on operating derivatives' and 'fair value losses on financing derivatives'.

IAS 32 prescribes certain disclosures on the use and impact of financial instruments designed to help the users of the Accounts understand the significance of the financial instruments to an entity's financial position, performance and cash flows, as well as factors that affect amounts, timing and risks associated with future cash flows.

P2. RISK CONTROL ENVIRONMENT

The group's strategy is to conduct business in a manner benefiting customers through balancing cost and risk while delivering shareholder value and protecting the group's performance and reputation by prudently managing the risks inherent in the business. To maintain this strategic direction the group develops and implements risk management policies and procedures, and promotes a rigid control environment at all levels of the organisation.

The risk policy developed by the Board is supported by a governance structure, which includes the Executive Team ("ET"), a Business Risk and Investment Committee ("BRIC") for each business, Business Risk Assessment Teams and the independent Group Risk Management function.

The structure ensures that the risk management procedures established for each business to identify, assess, monitor, report, manage and mitigate each of the various types of risk involved in its business are adequately designed and implemented and that an effective and efficient system of internal controls is maintained. The businesses adhere to their specific business risk limits and guidelines which are endorsed by the BRIC and approved by the ET. These limits are consistent with the allocation of group risk capital to the businesses. The business limits are allocated based upon the group's total risk capital, being the capital that would cover acceptable potential losses resulting from market and credit risks. The Board has allocated a certain amount of risk capital, based on a 99% confidence interval over a two year period. This risk capital amount is calculated as the maximum sustainable loss over a two year period such that the group's financial ratios would still warrant an investment grade rating from rating agencies such as Standard & Poor's or Moody's.

The risks faced by the group fall into the following categories: market risk (both energy price and energy volumetric risk), operational risk, credit risk, insurance risk, interest rate risk, inflation risk, foreign exchange risk, liquidity risk, derivative risk, administrative risk, legal risk, regulatory risk, political risk, security risk, pension risk and risks relating to the availability of generation, adequate fuel supply and transportation.

The Board's position on risk and strategy for risk management are contained in the group Energy Management and Risk Management Policy. The Board implements its policies through a rigid risk governance structure, whereby responsibilities are vested with groups, committees and individuals on a global as well as business level. Further details on the group's risk policy are given in the individual risk sections below.

Generally, the risk management policy and control environment ensures that transactions undertaken and instruments used fall into the types of transactions approved by the Board and are properly validated within the authorised levels of authority. Transactions include instruments such as physically-settled instruments, financially-settled instruments, other contractual obligations, regulatory requirements, and other obligations. The types of instruments which can be used are approved for each business. Subject to the limits requirements discussed above, no transaction is executed unless it is an instrument approved by the BRIC. Further information on the value of derivative instruments utilised by the group is disclosed in Note 25 to these Accounts. Authorised personnel are permitted to engage only in those activities specified in the business operational policies and procedures.

A clear reporting structure has been implemented within the group. It ensures that the portfolios are monitored on a timely basis and sufficient information is made available to management to enable quick response of the business to the dynamic characteristics of its market environment. Those reports include daily position, mark-to-market ("MtM"), Value at Risk ("VaR") reports as well as periodical fundamentals reports, stress and scenario reports, credit watch, credit exposure, accounting and insurance reports.

The group's exposure and risk management and control activities in the areas with greater significance to the Accounts are reviewed in greater detail below.

P2.1 ENERGY MANAGEMENT

The group's risk policy relating to energy management is designed to ensure that the energy management and risk management ("EMRM") activities are consistent with the level of risk tolerance acknowledged by the Board and that a risk control and management framework is established and maintained to monitor and measure risks in existing portfolios of assets and contracts, to develop and define appropriate strategies and transactions to manage those risks and to approve and authorise new transactions and energy instruments. The policy is reviewed at least on an annual basis to ensure that its relevance to the current environment is maintained.

Each business of the group that engages in energy management activities establishes a set of operational policies and procedures incorporating the policies and principles set out in the group Energy Management and Risk Management Policy and provides detailed information with respect to the roles and responsibilities of each function involved in EMRM activities. These operational policies and procedures are presented to the BRIC for approval at least annually.

The key risk control activities implemented by each business to address the energy management and risk management objectives of the group are:

Market risk

The group uses a number of risk measurement procedures and techniques to ensure that risk is kept within pre-approved limits. These include earnings volatility control (daily VaR calculation), MtM stop loss limits, price exposure by tenor limits, stress tests and scenario analysis as well as individual transaction and physical position limits. The latter are defined as a maximum commitment value of an individual transaction, physical size of a transaction, VaR impact of the transaction, tenor, instrument types and other relevant measures. Valuation is undertaken on a daily basis by portfolio and exposure is assessed within a two-year rolling forward horizon. All valuation models are reviewed and approved by Risk Management on an ongoing basis, including changes to assumptions and model inputs. Changes that can have significant impact on the Accounts require additional review and approval by the BRIC, ET or Board, as appropriate.

The group utilises hedging instruments in accordance with the approved risk strategies designed to keep exposure within the risk limits discussed above.

Operational risk

Operational risk is associated with generation, including management of physical fuel supply for the former US mining operations, transmission and distribution and other key system assets subject to service or supply interruptions. It is measured through the impact of system failures on the fair value of contracts at market prices. This risk is controlled through insurance, maintenance and prudent operations practices.

Credit risk

Credit risk is the financial exposure generated by the potential default of third parties in fulfilling their obligations. It is mitigated and monitored by setting approved credit risk limits at both the counterparty and portfolio level.

At the counterparty level the group employs specific eligibility criteria in determining appropriate limits for each prospective counterparty and supplements this with netting and collateral agreements including margining, guarantees, letters of credit and cash deposits where appropriate. Counterparty exposures are then monitored on a daily basis.

The group also sets limits at the aggregate level to ensure the overall portfolio credit exposure remains within limit. Limits on counterparty concentration are placed and monitored at both the individual business level and also on the combined portfolio.

Insurance risk

Where cost effective, the group maintains a wide-ranging insurance programme providing financial protection, predominately against catastrophic risks. The insurance market has continued to show mixed trends in pricing over the past year. For property insurance, there has been a general increase in premiums due to the effects of hurricanes and other natural disasters. Business interruption insurance has generally increased due to increased exposures arising from significantly higher commodity prices.

Other classes of insurance have resulted in net reductions in premiums due to competition in the insurance market and a favourable loss history. The group has worked closely with its insurance advisors and insurers to maintain efficiencies and long-term stability in premium costs. The renewal of the group's main insurance policies for 2006/07 has been completed with commercial insurers delivering a net premium reduction, albeit with the group taking on increased exposures for some classes. These increased exposures are not deemed to be significant.

P2.2 Treasury

The group's risk policy within treasury and financing is designed to ensure that the group's exposure to variability of cash flows and asset values due to fluctuations in the market interest and foreign exchange rates and inflation are minimised and managed within levels consistent with the Board's risk appetite. All treasury transactions are undertaken to manage the risks arising from the group's underlying economic activities and no speculative trading is undertaken. The day-to-day treasury activities are performed by the group's treasury function. The latter reports to the Board on a regular basis through the monthly group Performance and Risk Report and is subject to internal audit.

Interest rate risk

The group is exposed to interest rate risk with respect to its assets and liabilities affected by changes in the market interest rates. The group manages its exposure to interest rate risk by maintaining a percentage of its debt at a fixed rate of interest. The long-term targeted benchmark is a mix of 70% fixed rate and 30% floating rate debt. The exposure is managed by either issuing fixed and floating rate debt in proportions consistent with the group's appetite for risk, or by using a range of derivative financial instruments to create the desired fixed/floating mix.

Inflation risk

To manage inflation risk, arising from the fact that a portion of UK revenues are linked to inflation, the group maintains part of its debt portfolio in index-linked liabilities. This is done either through issuing such liabilities or through swapping fixed rate into index-linked debt. The group's target index rate exposure is about 10% of the total liability portfolio.

Foreign exchange risk

The group's foreign operations expose it to foreign exchange risk, both translation and transaction risk. Translation risk is associated with changes in the value of the group's foreign assets due to movements in the underlying currency exchange rates. Transaction risk is seen as the risk of changes in the value of transactions and associated cash flows denominated in foreign currencies, due to changes in those currency exchange rates. The group aims to hedge a substantial proportion of its US net assets with dollar liabilities. The resulting stream of dollar interest on natural dollar debt therefore acts as a natural hedge to the translation of US profits.

In those cases where transaction risk arises as a result of imports of capital or other goods denominated in foreign currencies, the exposure is hedged as soon as it is committed.

Liquidity risk

In order to manage its liquidity risk and create financial efficiencies the group arranges that its debt maturities are spread over a wide range of dates thereby ensuring that the group is not subject to excessive refinancing risk in any one year. The group also utilises undrawn but committed revolving credit facilities.

Derivative risk

The use of derivative financial instruments (other than those described for energy commodities above) relates directly to underlying and anticipated indebtedness, foreign subsidiary net assets and business transactions denominated in foreign currencies.

P3. HEDGING ACTIVITIES

In order to manage the impact of financial risks to the group and report results consistent with the operational strategies, the Board has endorsed the use of derivative financial instruments as hedging tools. Those instruments include fixed and floating swaps (interest rate, cross currency and commodity agreements), swaptions, financial options, financial and commodity forward contracts, commodity futures, commodity options and other complex derivatives. Such physical and financially settled instruments are held by the group to match exposures and are not held for financial trading purposes. Exceptions exist in the group's competitive businesses, Energy Retail & Wholesale and PPM Energy, where a limited and controlled number of transactions and derivatives may be held for proprietary trading purposes.

The group utilises derivative instruments to manage its exposure to the variability of future cash flows caused by risks associated with recognised assets or liabilities or transactions highly probable of occurring (cash flow hedging). In addition, the group utilises hedging strategies with respect to the exposure to changes in fair value of recognised assets and liabilities or unrecognised firm commitments (fair value hedging). Finally, hedging of net investments in foreign operations is undertaken with respect to the group's US business PPM Energy.

Using regression analysis and comparative value changes, the group designates derivatives as hedging instruments when it is expected that there will be high correlation between the changes in fair value of the instrument and the changes in fair value of the hedged item. Such correlation needs to be within the limits of 80% to 125% for the hedge to be considered highly effective. The group assesses hedge effectiveness on at least a quarterly basis to establish whether the assumptions and application criteria for hedge accounting going forward continue to be supported. The group will discontinue hedge accounting from the time that a hedging relationship has ceased to be highly effective. Cash flow hedging designation is only undertaken for future transactions, which are and remain highly probable of occurring.

When certain conditions are met, the group applies the following accounting rules prescribed by IAS 39 for hedging activities:

P3.1 CASH FLOW HEDGES

The portion of gain or loss of the hedging instrument that was determined to be an effective hedge is recognised directly in equity and forms part of the hedge reserve. The ineffective portion of the change in fair value of the hedging instruments is recognised in the income statement within 'Fair value gains on operating derivatives' for hedges of underlying operations. For hedges of financing activities, any ineffectiveness is recognised within 'Fair value losses on financing derivatives' in the income statement. If the cash flow hedge of a highly probable forecasted future transaction results in the recognition of a non-financial asset, the associated gains or losses on the derivative that had previously been recognised in equity are released to the income statement in line with consumption of the asset. For hedges that result in recognition of a financial asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects the income statement.

P3.2 FAIR VALUE HEDGES

The gain or loss from remeasuring the hedging instrument at fair value is recognised directly in the income statement. The gain or loss on the hedged item adjusts the carrying amount of the hedged item (when the item would otherwise have been measured at amortised cost) and is recognised in the income statement. The group starts amortisation of any such adjustments to the carrying value of the hedged item when the hedging relationship ends.

P3.3 NET INVESTMENT HEDGES

The group hedges its net investments in its US operations. The risk hedged relates to a proportion of the foreign currency exposure of the group's share of the businesses' net assets. The proportion of the gain or loss of the hedging instrument that was determined to be an effective hedge is recognised directly in equity and forms part of the translation reserve. The ineffective portion of the change in fair value of the hedging instrument is recognised in the income statement within 'Fair value losses on financing derivatives'. On disposal of the foreign investment, the gains or losses on the hedging instrument that related to the effective portion of the hedge that had previously been recognised in equity are recycled to the income statement.

P3.4 DISCONTINUING HEDGE ACCOUNTING

The group discontinues prospectively hedge accounting when the hedge instrument expires or is sold, terminated or exercised, when the hedge relationship no longer qualifies for hedge accounting or when the designation is revoked. In the case of cash flow hedging, any gain or loss that has been recognised in equity until that time remains separately recognised in equity until the forecast transaction occurs. If the transaction is no longer expected to occur, related cumulative gains and losses which have been previously deferred in equity are recognised in the income statement.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement within 'Fair value losses on financing derivatives' as they arise.

P4. FINANCIAL INSTRUMENTS

Financial liability and equity instruments are classified according to the substance of the contractual arrangements. They are valued as described in Note 23 Financial assets and Note 24 Financial liabilities. An equity instrument is any contract that evidences residual interest in the assets of the group after deducting all of its liabilities.

All financial assets (excluding derivatives) are accounted for using settlement date accounting.

P4.1. EQUITY INVESTMENTS

The Group Income Statement includes the group's share of the post-tax results of associates and jointly controlled entities. The Group Balance Sheet includes the investment in associates and jointly controlled entities at the group's share of their net assets.

Other investments include investments where the group holds less than 20% of an entity's equity and does not exercise significant influence over the operating policies and strategic decisions of this entity. Such investments are initially measured at fair value. They are classified as either held for trading or available-for-sale and are measured at subsequent reporting dates, at fair value. The gains and losses from changes in fair value of available-for-sale equity investments are recognised directly in equity until the instrument is disposed of or determined to be impaired, at which point those cumulative gains and losses are included in the income statement for the period. Investments in equity instruments which do not have a quoted market price and whose value cannot be reliably measured are held at cost.

P4.2 DEBT INSTRUMENTS

The group measures all debt instruments, whether financial assets or financial liabilities, initially at fair value. This is taken to be the net transaction price paid or received. In cases where part of the consideration is for something other than the instrument itself, the group estimates the fair value of the instruments using a valuation technique whose inputs are made of observable market data, or based on the value of similar instruments traded at that time in observable markets.

Transaction costs (any such costs incremental to and directly attributable to the acquisition, issue or disposal of the financial instruments) are accounted for based on the classification of the instrument by the group. Namely, transaction costs for all instruments classified as 'fair value through the income statement' are recognised in the income statement immediately upon recognition. For financial instruments carried at amortised cost, transaction costs are included in the calculation of the effective interest rate and in effect are amortised to the income statement over the life of the asset.

The subsequent measurement of financial instruments follows their classification by the group. Financial instruments classified as 'fair value through the income statement' are remeasured to their fair value with gains and losses recognised in the income statement for the period. Available-for-sale financial assets are remeasured at fair value with gains and losses recorded in equity. Any related interest payments, impairment losses and foreign exchange gains and losses are recognised in the income statement in the period they occur. Other financial instruments, including loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest method.

P4.3 COMMODITY CONTRACTS

Commodity contracts entered into and held for the purpose of the group's own purchase, sale or usage requirements are accounted for under the own use exemption in IAS 39. All commodity contracts, which do not qualify for the own use exemption, including those non-physical contracts, entered into for the purpose of trading, but excluding contracts designated in hedging relationships to which special rules apply, are recorded at fair value on the balance sheet with changes in fair value reflected through the income statement. Details on the accounting policies for hedging are disclosed in accounting policy 'P3. Hedging activities'.

P4.4 TREASURY DERIVATIVES

The group uses a number of derivatives to manage exposure to interest rate and currency fluctuations and the related value of net investments in foreign operations. When designated as hedges such instruments are accounted for in accordance with the methods described in accounting policy 'P3. Hedging activities'. Additionally, amounts payable/receivable under interest rate hedges are accounted for as adjustments to finance costs/finance income for the period. Any other derivative instruments, which are used for the purpose of economic hedging but have not been designated in hedging relationships in accordance with IAS 39, are held at fair value with changes from remeasurement recorded through the income statement within 'Fair value losses on financing derivatives'.

Instruments designated in hedging relationships include interest rate swaps, forward currency contracts and cross currency interest rate swaps. The latter swaps allow the designation of one instrument to hedge more than one risk where fixed for floating cross currency swaps are used.

P5. VALUATION OF FINANCIAL INSTRUMENTS

The group's valuation strategies for derivative and other financial instruments utilise as far as possible quoted prices in an active trading market.

Futures, swaps, and forward agreements are valued against the appropriate market-based curves. Forward price curves are developed using market prices from independent sources for liquid commodities, markets and products and modelled for illiquid commodities/markets and products.

Single-variable options are valued against market price and volatility curves. Dual-variable options are valued against market price, volatility and correlation curves between two variables. Volatility curves are developed for open positions in both liquid and illiquid markets. They are developed from actively traded options (implied volatility), where markets exist, or using historical forward volatilities and other relevant market data. Correlation curves are developed using historical spot and forward correlations and other relevant market data.

Structured transactions are disaggregated into their traded core components, and each component is valued against the appropriate market-based curves. For transactions where a market price for the point of delivery is not actively quoted, if possible, the transaction is valued at the most appropriate point of delivery where a market price exists with appropriate adjustments for the actual point of delivery, including if applicable currency adjustments.

Assets owned (long position) are valued against the quoted bid price. If assets are owed (short position) they are marked to the quoted offer price. Where valuation incorporates mid-market price data, additional liquidity adjustments are made to the fair value to bring it in accordance with the profile of net long/short exposure. The value of net long volatility positions is marked against the bid volatility curve. For net short volatility positions, the offer volatility curve is used. Other adjustments include discounting and credit adjustments, where those have not already been captured in the mark-to-market process.

In the absence of quoted prices for identical or similar assets or liabilities, it is sometimes necessary to apply valuation techniques where contracts are marked to approved models. Models are used for developing both the forward curves and the valuation metrics of the instruments themselves where the instruments are complex combinations of standard or non-standard products. All models are subject to rigorous testing prior to being approved for valuation and subsequent continuous testing and approval procedures designed to ensure the validity and accuracy of the model assumptions and inputs.

P6. COMPOUND INSTRUMENTS

The group accounts for compound financial instruments that contain both a liability and an embedded derivative component by separating these components and assigning individual values to each of them.

The group accounts for its US dollar convertible bonds as US dollar liabilities with the foreign exchange and equity-linked embedded derivative components of the convertible bonds separately identified and measured at fair value through the income statement. At the date of issue the value of the liability component was estimated using the prevailing market interest rate for a similar non-convertible debt. The fair value of embedded derivatives is the difference between the market value of the convertible bonds and the fair value of similar non-convertible debt. Issue costs and the opening value of the embedded derivative are amortised through the income statement to bring the debt back to par value at maturity.

Prior to the implementation of IAS 39, the US dollar convertible bond was accounted for at amortised cost with no anticipation of equity conversion.

P7. OFFSETTING OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The group offsets a financial asset and a financial liability and reports the net amount only when the group has a legally enforceable right to set off the amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Q. FINANCIAL INSTRUMENTS (POLICIES APPLIED IN THE COMPARATIVE FIGURES FOR THE YEAR ENDED 31 MARCH 2005)

Q1. DEBT INSTRUMENTS

All borrowings were stated at the fair value of consideration received after deduction of issue costs. The issue costs and interest payable on bonds were charged to the income statement at a constant rate over the life of the bond. Premiums and discounts arising on the early repayment of borrowings were recognised in the income statement as incurred and received.

Q2. INTEREST RATE SWAPS/FORWARD RATE AGREEMENTS

These are used to manage debt interest rate exposures. Amounts payable or receivable in respect of these agreements were recognised as adjustments to interest expense over the period of the contracts. Where associated debt was not retired in conjunction with the termination of an interest swap, gains and losses were deferred and were amortised to interest expense over the remaining life of the associated debt to the extent that such debt remained outstanding.

Q3. INTEREST RATE CAPS/SWAPTIONS/OPTIONS

Premiums received and paid on these contracts were amortised over the period of the contracts and were disclosed as interest income and expense. The accounting for interest rate caps and swaptions was otherwise in accordance with interest rate swaps detailed above.

Q4. CROSS CURRENCY INTEREST RATE SWAPS

These are used to hedge both foreign exchange and interest rate exposures arising on foreign currency debt and to hedge overseas net investment. Where used to hedge debt issues, the debt was recorded at the hedge contracted rate and the accounting was otherwise in accordance with interest rate swaps detailed above. Where used to hedge overseas net investments, spot gains or losses were recorded on the balance sheet and in the statement of total recognised income and expense, with interest recorded in the income statement.

Q5. FORWARD CONTRACTS

The group enters into forward contracts for the purchase and/or sale of foreign currencies in order to manage its exposure to fluctuations in currency rates and to hedge overseas net investment. Unrealised gains and losses on contracts hedging forecast transactions were not accounted for until the maturity of the contract. Foreign currency receivables and payables that were hedged with forward contracts were translated at the contracted rate at the balance sheet date. Spot gains or losses on hedges of the overseas net investments were recorded on the balance sheet and in the statement of total recognised income and expense with the interest rate differential reflected in the income statement.

Q6. HYDROELECTRIC AND TEMPERATURE HEDGES

These instruments were used in PacifiCorp, the group's former regulated US business, to hedge fluctuations in weather and temperature in the US. On a quarterly basis, the group estimated and recorded a gain or loss in the income statement corresponding to the total expected future cash flows from these contracts.

Q7. COMMODITY CONTRACTS

Where there was no physical delivery associated with commodity contracts, they were recorded at fair value on the balance sheet with movements reflected through the income statement. Gas and electricity future contracts are undertaken for hedging and proprietary trading purposes. Where the instrument was a hedge, the fair values were initially reflected on the balance sheet and subsequently reflected through the income statement to match the recognition of the hedged item. Where the instrument was for proprietary trading the fair values were reflected through the income statement.

R. INVENTORIES

Inventories are valued at the lower of average cost and net realisable value.

S. GRANTS AND CONTRIBUTIONS

Capital grants and customer contributions in respect of additions to property, plant and equipment are treated as deferred income within non-current liabilities and released to the income statement over the estimated operational lives of the related assets.

T. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The group provides pensions through defined benefit schemes. The cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur and are shown in the statement of recognised income and expense. The current service cost element of the pension charge is deducted in arriving at operating profit. The expected return on pension scheme assets and interest on pension scheme liabilities are included within finance income and finance costs. The retirement benefits obligation recognised in the balance sheet represents the net deficit in the group's defined pension schemes together with the net deficit in the group's other post-retirement benefit arrangements, principally healthcare benefits, which are accounted for on a similar basis to the group's defined benefit pension schemes.

U. SHARE-BASED PAYMENT

IFRS 2 'Share-based Payment' has been applied to all grants of equity instruments after 7 November 2002, in accordance with the transitional provisions of the standard. The group makes equity-settled share-based payments to certain employees under the terms of the group's various employee share and share option schemes. Equity-settled share-based payments are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on an estimate of the shares that will ultimately vest.

Fair value is measured by use of a Monte Carlo simulation method in respect of the group's Long Term Incentive Plan and the binomial method for the group's other share schemes. The expected lives used in the model have been adjusted for estimates of the effects of non-transferability, exercise restrictions and behavioural considerations.

Own shares held under trust for the group's employee share schemes are deducted in arriving at shareholders' equity. Purchases and sales of own shares are disclosed as changes in shareholders' equity.

V. ENVIRONMENTAL LIABILITIES

Provision for environmental liabilities is made when expenditure on remedial work is probable and the group is obliged, either legally or constructively through its environmental policies, to undertake such work. Where the amount is expected to be incurred over the long-term, the amount recognised is the present value of the estimated future expenditure and the unwinding of the discount is included within finance costs.

W. EXCHANGE RATES

The exchange rates applied in the preparation of the Accounts were as follows:

	Year ended 31 March 2006	2005
Average rate for quarters ended:		
30 June	**$1.86/£**	$1.81/£
30 September	**$1.79/£**	$1.82/£
31 December	**$1.75/£**	$1.87/£
31 March	**$1.75/£**	$1.89/£
Closing rate as at 31 March	**$1.74/£**	$1.89/£

A glossary of terms used in the Accounts and their US equivalents is set out on page 160.

Critical Accounting Judgements and Key Sources of Estimation Uncertainty

IFRS

In preparing the Accounts in conformity with IFRS, the directors are required to make estimates and assumptions that impact on the reported amounts of revenues, expenses, assets and liabilities. Actual results may differ from these estimates. Certain of the group's accounting policies have been identified as requiring critical accounting judgements or involving particularly complex or subjective decisions or assessments. These are discussed below and have been determined by the group's senior management and approved by the Audit Committee and should be read in conjunction with the full statement of "Accounting Policies".

(I) IFRS – FINANCIAL INSTRUMENTS

The group accounts for its derivative financial instruments in accordance with IAS 39. IAS 39 requires all derivatives to be recorded as assets and liabilities in the balance sheet at their fair value, except for those which qualify for specific exemption under the standard such as commodity contracts which are for the purposes of the group's own purchase, sale or usage requirements. For derivatives designated as effective cash flow hedges, the changes in fair value of the derivative assets and liabilities are initially recognised in the hedge reserve and then subsequently transferred to the income statement as the hedged item is recognised in the income statement. For derivatives designated as net investment hedges, the changes in fair value of the derivative assets and liabilities are recognised in the translation reserve. In all other cases, changes in fair values of the derivative financial instruments are recognised in the income statement in the period in which they arise.

The group's valuation strategies for derivative and other financial instruments are set out in accounting policy 'P5. Valuation of financial instruments'.

The assumptions within the models used to value financial instruments are critical, since any changes in assumptions could have a significant impact on the fair values and movements which are reflected in the Group Income Statement and Group Balance Sheet. There is little formal guidance to assist in applying IAS 39 to non-treasury contracts. As a result, significant judgements must be made in applying IAS 39 to the group's energy contracts in particular. Disclosures relating to the group's derivative financial instruments are set out in Note 25 to the Accounts.

(II) IFRS – REVENUE

In the UK, prices for electricity and gas supplied to retail customers are determined within competitive markets. The assessment of energy sales to customers is based on meter readings, which are carried out on a systematic basis throughout the year. At the end of each accounting period, amounts of energy delivered to customers since the last billing date are estimated and the corresponding unbilled revenue is estimated and recorded as sales. Unbilled revenues included within accrued income in the Group Balance Sheet relating to the group's retail customers of continuing operations at 31 March 2006 amounted to £297 million (2005: £246 million).

(iii) IFRS – TAX

The group's tax charge is based on the profit for the year and tax rates in force at the balance sheet date. Estimation of the tax charge requires an assessment to be made of the potential tax treatment of certain items which will only be resolved once finally agreed with the relevant tax authorities. In particular, the tax returns of the group's US businesses are examined by the Internal Revenue Service and state agencies on a several year lag. Assessment of the likely outcome of the examinations is based upon historical experience and the current status of examination issues. In addition, HM Revenue & Customs in the UK and the Internal Revenue Service in the US are reviewing the tax aspects of certain financial arrangements with ScottishPower Holdings Inc. (formerly PacifiCorp Holdings Inc.). The group believes that appropriate provision has been made against potential tax liabilities which may arise as a result of this review, however this cannot be guaranteed.

(iv) IFRS – IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT

In certain circumstances, accounting standards require property, plant and equipment to be reviewed for impairment. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of the expected future cash flows of the relevant Cash Generating Unit ("CGU"), or disposal value if higher. The discount rate applied is based on the group's weighted average cost of capital with appropriate adjustments for the risks associated with the CGU. Estimates of cash flows involve a significant degree of judgement and are consistent with management's plans and forecasts.

(v) IFRS – PROVISIONS AND CONTINGENCIES

In accounting for contingencies, the group applies IAS 37 'Provisions, Contingent Liabilities and Contingent Assets'. IAS 37 requires that a provision be recognised where there is a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If these conditions are not met, no provision should be recognised.

Contingent liabilities are required to be disclosed in the Notes to the Group Accounts, unless the possibility of a transfer of economic benefits is remote. Contingent gains are not recognised unless realisation of the profit is virtually certain. Appropriate disclosures of contingent liabilities are made regarding litigation, tax matters, and environmental issues, among others. The evaluation of these contingencies is performed by various specialists inside and outside of the group. Accounting for contingencies requires significant judgement by management regarding the estimated probabilities and ranges of exposure to potential loss. The directors' assessment of the group's exposure to contingencies could change as new developments occur or more information becomes available. The outcome of the contingencies could vary significantly and could materially impact the group's results and financial position. The directors have used their best judgement in applying IAS 37 to these matters.

(vi) IFRS – RETIREMENT BENEFIT OBLIGATIONS

The group operates a number of defined benefit schemes for its employees which are accounted for in accordance with IAS 19 'Employee Benefits' using the immediate recognition approach.

The expense and balance sheet items relating to the group's accounting for pension schemes under IAS 19 are based on actuarial valuations. Inherent in these valuations are key assumptions, including discount rates, earnings increases, mortality and increases in pensions in payment. These actuarial assumptions are reviewed annually in line with the requirements of IAS 19. The assumptions adopted are based on prior experience, market conditions and the advice of plan actuaries.

The group chooses a discount rate for each scheme which reflects yields on high-quality, fixed-income investments, specifically AA-rated corporate bonds of a similar duration to the liabilities. The discount rate used for the purposes of determining the IAS 19 pension charge for the year ended 31 March 2006 for the group's principal continuing pension schemes, being the ScottishPower and Manweb pension schemes, was 5.4% for both schemes. The discount rate used for the purposes of determining the pension liability at 31 March 2006 and the pension charge for the year ending 31 March 2007 is 5.0% for both schemes. The pension liability and pension charge both increase as the discount rate is reduced. If the IAS 19 charge for the year ended 31 March 2006 and the pension liability at 31 March 2006 had been based on a discount rate 0.5% p.a. higher or lower than those actually used, the charge would have reduced or increased, respectively, by £7 million and the pension liability would have reduced or increased, respectively, by £240 million in respect of the group's principal continuing pension schemes.

US GAAP

In addition to preparing the group's Accounts in accordance with IFRS, the directors are also required to prepare a reconciliation of the group's profit or loss and shareholders' equity between IFRS and US GAAP. The adjustments required to reconcile the group's profit or loss and shareholders' equity from IFRS to US GAAP are explained in Note 44 to the Accounts. Certain of the group's US GAAP accounting policies have been identified as requiring critical accounting judgements or involving particularly complex or subjective decisions or assessments and these are discussed below. The discussion below should be read in conjunction with the full discussion of the differences between the group's IFRS and US GAAP accounting policies set out in Note 44 to the Accounts.

(i) US GAAP – DERIVATIVE FINANCIAL INSTRUMENTS

US GAAP requires all derivative financial instruments within the scope of FAS 133 'Accounting for Derivative Instruments and Hedging Activities' and certain other subsequent amending standards and guidance to be fair valued. Although there are differences of detail between US GAAP and IFRS with respect to accounting for derivative financial instruments for which no ready market exists, the assumptions used to value these instruments are equally critical under both US GAAP and IFRS.

(ii) US GAAP – IMPAIRMENT OF GOODWILL

FAS 142 'Goodwill and Other Intangible Assets' deals with the accounting for goodwill and other intangible assets upon their acquisition and their subsequent measurement. The standard requires that goodwill is not amortised but is tested for impairment at least annually. Under FAS 142, the impairment test is in two stages. The first step is a screen for potential impairment. This compares an estimate of the fair value of the reporting unit that contains the goodwill with the carrying value of the net assets (including goodwill) in the balance sheet of that reporting unit. If this identifies a potential impairment then the second step is required. This requires assigning fair values to the assets and liabilities of the reporting unit (similar to what would be required under acquisition accounting). The difference between the fair value of these net assets and the estimate of the fair value of the reporting unit as a whole provides an implied fair value of the goodwill. If this implied fair value is less than the carrying value of the goodwill, then goodwill is impaired and an impairment charge requires to be recognised. In accordance with the requirements of the standard, the group performed its annual review at 30 September 2005. No impairment was identified as a result of this review.

(iii) US GAAP – RETIREMENT BENEFIT OBLIGATIONS

The group accounts for its pension schemes under US GAAP in accordance with FAS 87 'Employers' Accounting for Pensions'. Under FAS 87, certain of the group's pension schemes had assets with a fair value at 31 March 2006 that was less than the accumulated benefit obligation under the schemes at the same date. As a result, at 31 March 2006 the group recognised a minimum pension liability under US GAAP of £159 million, of which £159 million was charged to accumulated other comprehensive income. The discount rate used for the purposes of calculating the charge under US GAAP for the group's principal continuing pension schemes was 5.4%. The discount rate used to calculate the minimum pension liability at 31 March 2006 was 5.0%. If a discount rate had been used for accumulated benefit obligation purposes which was 0.5% p.a. higher or lower than that actually used, the impact would have been to reduce or increase, respectively, the minimum pension liability by £56 million in respect of the group's principal continuing pension schemes.

Group Income Statement
for the year ended 31 March 2006

	Notes	Before exceptional items and certain remeasurements 2006 £m	Exceptional items and certain remeasurements (Note 2) 2006 £m	Total 2006 £m	Before exceptional items and certain remeasurements 2005 £m	Exceptional items and certain remeasurements (Note 2) 2005 £m	Total 2005 £m
		Year ended 31 March					
Continuing operations							
Revenue	1	5,446.1	-	5,446.1	4,595.0	-	4,595.0
Cost of sales	2	(3,965.7)	-	(3,965.7)	(3,375.1)	93.2	(3,281.9)
Transmission and distribution costs		(327.3)	-	(327.3)	(293.7)	-	(293.7)
Administrative expenses before exceptional items		(380.2)	-	(380.2)	(380.4)	-	(380.4)
Exceptional administrative expenses	2	-	(101.0)	(101.0)	-	-	-
Administrative expenses		(380.2)	(101.0)	(481.2)	(380.4)	-	(380.4)
Fair value gains on operating derivatives	1, 2	-	85.3	85.3	-	-	-
Other operating income		32.2	-	32.2	34.2	-	34.2
Share of loss of jointly controlled entities and associates	1	(0.6)	-	(0.6)	-	-	-
Gain on disposal of gas storage project	2	-	80.9	80.9	-	-	-
Operating profit	1, 3, 10	804.5	65.2	869.7	580.0	93.2	673.2
Finance income	5	186.4	-	186.4	212.2	-	212.2
Fair value losses on financing derivatives	2, 6	-	(115.4)	(115.4)	-	-	-
Finance costs	7	(315.6)	-	(315.6)	(333.0)	-	(333.0)
Net finance costs		(129.2)	(115.4)	(244.6)	(120.8)	-	(120.8)
Profit before tax		675.3	(50.2)	625.1	459.2	93.2	552.4
Income tax	2, 8, 10	(161.7)	44.3	(117.4)	(109.3)	(28.1)	(137.4)
Profit for the year from continuing operations		513.6	(5.9)	507.7	349.9	65.1	415.0
Discontinued operations							
Profit/(loss) for the year from discontinued operations	9, 10	299.9	736.1	1,036.0	318.2	(921.9)	(603.7)
Profit/(loss) for the financial year		813.5	730.2	1,543.7	668.1	(856.8)	(188.7)
Attributable to:							
Equity holders of Scottish Power plc	33	813.1	730.2	1,543.3	663.4	(856.8)	(193.4)
Minority interest							
– equity	34	0.4	-	0.4	1.3	-	1.3
– non-equity	34	-	-	-	3.4	-	3.4
		813.5	730.2	1,543.7	668.1	(856.8)	(188.7)
Basic earnings/(loss) per share	10						
– Continuing operations				27.54p			22.60p
– Discontinued operations				56.23p			(33.16)p
– Continuing and discontinued operations				83.77p			(10.56)p
Adjusted basic earnings per share	10						
– Continuing operations		27.85p			19.04p		
– Discontinued operations		16.28p			17.20p		
– Continuing and discontinued operations		44.13p			36.24p		
Diluted earnings/(loss) per share	10						
– Continuing operations				27.33p			22.03p
– Discontinued operations				55.82p			(31.49)p
– Continuing and discontinued operations				83.15p			(9.46)p
Adjusted diluted earnings per share	10						
– Continuing operations		27.12p			18.65p		
– Discontinued operations		15.40p			16.33p		
– Continuing and discontinued operations		42.52p			34.98p		
Dividends per share							
Dividends per ordinary share (paid and proposed)	11			25.00p			22.50p

The Accounting Policies and Definitions and Critical Accounting Judgements and Key Sources of Estimation Uncertainty on pages 70 to 83, together with the Notes on pages 89 to 155, form part of these Accounts.

Group Statement of Recognised Income and Expense

for the year ended 31 March 2006

	Year ended 31 March 2006 £m	2005 £m
Gains on effective cash flow hedges recognised	**747.9**	–
Exchange movement on translation of overseas results and net assets	**244.1**	(100.2)
(Losses)/gains on net investment hedges	**(276.5)**	146.6
Gains on revaluation of available-for-sale securities	**0.4**	–
Actuarial gains/(losses) on retirement benefits	**39.1**	(63.3)
Tax on items taken directly to equity	**(193.2)**	(27.5)
Net income/(expense) recognised directly in equity for the year	**561.8**	(44.4)
Profit/(loss) for the year	**1,543.7**	(188.7)
Total income and expense for the year	**2,105.5**	(233.1)
Cumulative adjustment for the implementation of IAS 39 (net of tax)	**281.4**	–
Cumulative translation gain transferred to income statement on disposal of discontinued operations (net of tax)	**(484.6)**	–
Gains removed from equity and recognised in the year	**(484.5)**	–
Tax on items transferred from equity	**145.4**	–
Total recognised income and expense	**1,563.2**	(233.1)

All of the above movements are reflected in Note 33.

	2006 £m	2005 £m
Total income and expense for the year attributable to:		
Equity holders of Scottish Power plc	**2,105.1**	(237.8)
Minority interests		
– equity	**0.4**	1.3
– non-equity	**–**	3.4
	2,105.5	(233.1)

The Accounting Policies and Definitions and Critical Accounting Judgements and Key Sources of Estimation Uncertainty on pages 70 to 83, together with the Notes on pages 89 to 155, form part of these Accounts.

Group Cash Flow Statement

for the year ended 31 March 2006

	Notes	Year ended 31 March 2006 £m	2005 £m
Continuing operations			
Operating activities			
Cash generated from operations	12	**864.5**	681.4
Dividends received from jointly controlled entities		**1.4**	2.0
Interest paid		**(214.5)**	(131.5)
Interest received		**71.3**	31.0
Income taxes paid		**(74.8)**	(56.2)
Reallocation from discontinued operations		**67.8**	122.2
Net cash from operating activities		**715.7**	648.9
Continuing operations			
Investing activities			
Purchase of intangible assets		**(57.3)**	(21.5)
Proceeds from sale of intangible assets		**3.2**	–
Purchase of property, plant and equipment		**(940.3)**	(421.2)
Proceeds from sale of property, plant and equipment		**21.4**	19.0
Investment in jointly controlled entities and (purchase)/sale of other investments		**(72.8)**	18.8
Deferred income received		**25.3**	25.6
Deferred income repaid		**(2.5)**	(37.3)
Purchase of subsidiaries and jointly controlled entities	13	**(9.0)**	(343.7)
Sale of businesses and subsidiaries	13	**2,850.9**	(7.4)
Equity investment in discontinued operations		**(271.4)**	–
Dividend received from discontinued operations		**97.8**	104.8
Net cash provided by/(used in) investing activities		**1,645.3**	(662.9)
Continuing operations			
Financing activities			
Issue of share capital		**35.1**	21.9
Share buy-back		**(10.4)**	–
Dividends paid to company's equity holders		**(428.1)**	(386.1)
Dividends paid to minority interests		**(2.5)**	(1.0)
Net consideration received/(paid) in respect of own shares held under trust		**27.0**	(23.3)
Repayments of borrowings		**(102.8)**	(295.6)
Proceeds from borrowings		**–**	783.6
Reallocation from discontinued operations		**61.7**	232.0
Net cash (used in)/provided by financing activities		**(420.0)**	331.5
Net increase in net cash and cash equivalents – continuing operations	14	**1,941.0**	317.5
Net (decrease)/increase in net cash and cash equivalents – discontinued operations	9	**(103.7)**	83.4
Net increase in net cash and cash equivalents		**1,837.3**	400.9

The Accounting Policies and Definitions and Critical Accounting Judgements and Key Sources of Estimation Uncertainty on pages 70 to 83, together with the Notes on pages 89 to 155, form part of these Accounts.

Movement in Net Cash and Cash Equivalents
for the year ended 31 March 2006

	Notes	Year ended 31 March 2006 £m	2005 £m
Net cash and cash equivalents at beginning of year		**1,727.3**	1,327.2
Less: Net cash and cash equivalents at beginning of year – discontinued operations		**97.4**	14.4
Net cash and cash equivalents at beginning of year – continuing operations		**1,629.9**	1,312.8
Increase in net cash and cash equivalents on implementation of IAS 39 on 1 April 2005	43	**0.7**	-
Net cash and cash equivalents at 1 April 2005 as restated under IFRS – continuing operations		**1,630.6**	1,312.8
Net increase in net cash and cash equivalents		**1,941.0**	317.5
Effect of foreign exchange rate changes		**7.4**	(0.4)
Mark to market movements on certain money market funds		**4.0**	–
Net cash and cash equivalents at end of year – continuing operations	(a)	**3,583.0**	1,629.9

(a) Net cash and cash equivalents in respect of continuing operations at 31 March 2006 comprises cash and cash equivalents of £3,584.4 million less bank overdrafts of £1.4 million.

An analysis of net cash and cash equivalents is set out in Note 14.

Reconciliation of Movement in Net Cash and Cash Equivalents to Movement in Net Debt
for the year ended 31 March 2006

	Year ended 31 March 2006 £m
Net debt at beginning of year	**(4,334.8)**
Less: Net debt at beginning of year – discontinued operations	**(2,307.6)**
Net debt at beginning of year – continuing operations	**(2,027.2)**
Decrease in net debt on implementation of IAS 39 on 1 April 2005 – continuing operations	**0.5**
Net debt at 1 April 2005 as restated under IFRS – continuing operations	**(2,026.7)**
Net increase in net cash and cash equivalents	**1,941.0**
Outflow of net cash and cash equivalents from decrease in debt	**102.8**
Foreign exchange	**(113.2)**
Mark-to-market movements on net debt	**11.3**
Other non-cash and cash equivalent movements	**2.1**
Net debt at end of year – continuing operations	**(82.7)**

An analysis of net debt is set out in Note 14.

The Accounting Policies and Definitions and Critical Accounting Judgements and Key Sources of Estimation Uncertainty on pages 70 to 83, together with the Notes on pages 89 to 155, form part of these Accounts.

Group Balance Sheet
as at 31 March 2006

	Notes	2006 £m	2005 £m
Non-current assets			
Intangible assets			
– goodwill	16	**100.8**	885.1
– other intangible assets	16	**147.6**	409.5
Property, plant and equipment	17	**5,489.8**	9,334.9
Investments accounted for using the equity method	18	**126.7**	53.1
Other investments	19	**4.1**	120.3
Trade and other receivables	21	**10.7**	56.2
Derivative financial instruments	23, 25	**602.4**	–
Finance lease receivables	22	**104.6**	158.4
Non-current assets		**6,586.7**	11,017.5
Current assets			
Inventories	20	**207.5**	185.4
Trade and other receivables	21	**1,444.3**	1,675.5
Derivative financial instruments	23, 25	**867.5**	–
Finance lease receivables	22	**20.5**	17.3
Cash and cash equivalents	14	**3,584.4**	1,747.8
Current assets		**6,124.2**	3,626.0
Total assets	15	**12,710.9**	14,643.5
Current liabilities			
Loans and other borrowings	24	**(523.0)**	(912.5)
Derivative financial instruments	24, 25	**(426.6)**	–
Obligations under finance leases	27	**(6.7)**	(14.5)
Trade and other payables	28	**(1,369.7)**	(1,632.9)
Current tax liabilities		**(406.3)**	(338.9)
Provisions	30	**(26.5)**	(80.1)
Current liabilities		**(2,758.8)**	(2,978.9)
Non-current liabilities			
Loans and other borrowings	24	**(3,079.4)**	(4,996.8)
Derivative financial instruments	24, 25	**(149.7)**	–
Obligations under finance leases	27	**(58.0)**	(158.8)
Trade and other payables	28	**(36.6)**	(2.7)
Retirement benefit obligations	35	**(155.5)**	(635.5)
Deferred tax liabilities	29	**(823.3)**	(1,161.4)
Provisions	30	**(65.8)**	(182.2)
Deferred income	31	**(482.8)**	(570.1)
Non-current liabilities		**(4,851.1)**	(7,707.5)
Total liabilities	15	**(7,609.9)**	(10,686.4)
Net assets		**5,101.0**	3,957.1
Equity			
Share capital	32, 33	**935.6**	932.7
Share premium	33	**2,326.0**	2,294.7
Hedge reserve	33	**595.2**	–
Translation reserve	33	**8.2**	484.6
Other reserves	33	**431.4**	430.5
Retained earnings/(loss)	33	**804.5**	(241.1)
Equity attributable to equity holders of Scottish Power plc	15	**5,100.9**	3,901.4
Minority interests			
– equity	34	**0.1**	3.2
– non-equity	34	**–**	52.5
Total equity		**5,101.0**	3,957.1
Net asset value per share	15	**275.7p**	212.9p

The Accounting Policies and Definitions and Critical Accounting Judgements and Key Sources of Estimation Uncertainty on pages 70 to 83, together with the Notes on pages 89 to 155, form part of these Accounts.

Approved by the Board on 24 May 2006 and signed on its behalf by

Charles Miller Smith
Chairman

Simon Lowth
Finance Director

1 Segmental income statement information

For management purposes, the group is currently organised into three continuing operating businesses, Energy Networks (formerly Infrastructure Division – Power Systems), Energy Retail & Wholesale (formerly UK Division – Integrated Generation and Supply) and PPM Energy and therefore reports its primary segment information on this basis. PacifiCorp, the group's former regulated US business, is included within the discontinued operations segment following the group's decision on 24 May 2005 to dispose of the business. The results of this discontinued operation are disclosed in Note 9.

The group has also reviewed the classification, for segmental purposes, of revenue and operating profit relating to corporate activities (previously allocated across business segments) and to the non-regulated businesses (previously included within the PacifiCorp segment) which were not included in the sale of PacifiCorp. These are now included within 'Unallocated' in the segmental analyses below.

(a) Revenue by segment

	Notes	Total revenue 2006 £m	Total revenue 2005 £m	Inter-segment revenue 2006 £m	Inter-segment revenue 2005 £m	External revenue 2006 £m	External revenue 2005 £m
Continuing operations							
United Kingdom							
Energy Networks		**861.7**	728.9	**(299.5)**	(348.8)	**562.2**	380.1
Energy Retail & Wholesale		**4,344.4**	3,712.5	**(17.1)**	(27.5)	**4,327.3**	3,685.0
United Kingdom total		**5,206.1**	4,441.4	**(316.6)**	(376.3)	**4,889.5**	4,065.1
Continuing operations							
United States							
PPM Energy		**545.9**	502.0	**–**	–	**545.9**	502.0
United States total		**545.9**	502.0	**–**	–	**545.9**	502.0
Unallocated revenue	(i)					**10.7**	27.9
Total	(ii)					**5,446.1**	4,595.0

(i) Unallocated revenue comprises revenue of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.

(ii) In the segmental analysis revenue is shown by geographical origin. Revenue analysed by geographical destination is not materially different.

(b) Operating profit by segment

	Notes	Before fair value gains/(losses) on operating derivatives and exceptional items 2006 £m	Fair value gains/(losses) on operating derivatives (Note 2) 2006 £m	Exceptional items (Note 2) 2006 £m	Fair value gains/(losses) on operating derivatives and exceptional items 2006 £m	Total 2006 £m	Before certain remeasurements 2005 £m	Certain remeasurements (Note 2) 2005 £m	Total 2005 £m
Continuing operations									
United Kingdom									
Energy Networks	(iii)	**524.6**	**–**	**(18.0)**	**(18.0)**	**506.6**	427.4	–	427.4
Energy Retail & Wholesale	(iii)	**214.1**	**88.7**	**72.2**	**160.9**	**375.0**	93.5	91.8	185.3
United Kingdom total		**738.7**	**88.7**	**54.2**	**142.9**	**881.6**	520.9	91.8	612.7
Continuing operations									
United States									
PPM Energy	(iii)	**90.6**	**(3.0)**	**(34.6)**	**(37.6)**	**53.0**	58.6	1.4	60.0
United States total		**90.6**	**(3.0)**	**(34.6)**	**(37.6)**	**53.0**	58.6	1.4	60.0
Unallocated (expense)/income	(i), (iii)	**(24.8)**	**(0.4)**	**(39.7)**	**(40.1)**	**(64.9)**	0.5	–	0.5
Total	(ii), (iii)	**804.5**	**85.3**	**(20.1)**	**65.2**	**869.7**	580.0	93.2	673.2

(i) Unallocated (expense)/income comprises corporate office costs and the operating results of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.

(ii) Share of (loss)/profit in jointly controlled entities and associates included in operating profit by segment for the year ended 31 March 2006 is as follows: Energy Networks £(3.5) million (2005 £0.2 million), Energy Retail & Wholesale £1.4 million (2005 £(1.9) million), PPM Energy £1.5 million (2005 £(0.5) million) and unallocated income £nil (2005 £2.2 million).

(iii) The reconciliation of operating profit for the year ended 31 March 2005 under UK GAAP on the previous segmental basis to operating profit under IFRS on the revised segmental basis is provided below.

Reconciliation of adjusted operating profit by segment for the prior year

Year ended 31 March 2005	Energy Networks £m	Energy Retail & Wholesale £m	PPM Energy £m	Unallocated (expense)/income £m	Total £m
Operating profit* under UK GAAP – previous segmental basis	**416.3**	**180.5**	**58.6**	**–**	**655.4**
Reallocation of corporate costs	8.7	15.3	1.3	(38.2)	(12.9)
Reallocation of PacifiCorp non-regulated businesses	–	–	–	39.1	39.1
Operating profit* under UK GAAP – revised segmental basis	**425.0**	**195.8**	**59.9**	**0.9**	**681.6**
IFRS adjustments	2.2	(8.6)	0.6	(2.6)	(8.4)
Reclassification of jointly controlled entities and associates	0.2	(1.9)	(0.5)	2.2	–
Operating profit* under IFRS – revised segmental basis	**427.4**	**185.3**	**60.0**	**0.5**	**673.2**

*before goodwill amortisation and exceptional item for UK GAAP and before exceptional item for IFRS.

Notes to the Group Accounts continued
for the year ended 31 March 2006

1 Segmental income statement information continued

(c) Amortisation and depreciation by segment

	Amortisation		Depreciation	
	2006 £m	2005 £m	2006 £m	2005 £m
Continuing operations				
United Kingdom				
Energy Networks	7.4	7.7	99.9	98.6
Energy Retail & Wholesale	20.2	61.3	94.8	88.6
United Kingdom total	27.6	69.0	194.7	187.2
Continuing operations				
United States				
PPM Energy	3.4	1.3	12.1	12.0
United States total	3.4	1.3	12.1	12.0
Unallocated	1.5	1.0	9.3	8.4
Total	32.5	71.3	216.1	207.6

(d) Fair value gains on operating derivatives by segment

Included in operating profit above are fair value gains on operating derivatives as follows:

	Unwind of opening position		Mark-to-market gains/(losses)		Hedge ineffectiveness		Total	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Continuing operations								
United Kingdom								
Energy Networks	–	–	–	–	–	–	–	–
Energy Retail & Wholesale	–	–	92.7	–	(4.0)	–	88.7	–
United Kingdom total	–	–	92.7	–	(4.0)	–	88.7	–
Continuing operations								
United States								
PPM Energy	110.6	–	(114.3)	–	0.7	–	(3.0)	–
United States total	110.6	–	(114.3)	–	0.7	–	(3.0)	–
Unallocated	–	–	(0.4)	–	–	–	(0.4)	–
Total	110.6	–	(22.0)	–	(3.3)	–	85.3	–

(e) Significant non-cash expenditure by segment

	Impairment of trade receivables	
	2006 £m	2005 £m
Continuing operations		
United Kingdom		
Energy Networks	0.3	–
Energy Retail & Wholesale	55.8	41.3
United Kingdom total	56.1	41.3
Continuing operations		
United States		
PPM Energy	–	–
United States total	–	–
Unallocated	–	–
Total	56.1	41.3

Other significant non-cash expenditures are disclosed in Note 2.

2 Exceptional items and certain remeasurements

Exceptional items and certain remeasurements included in profit for the year from continuing operations are as follows:

	Notes	2006 £m	2005 £m
(a) Exceptional administrative expenses			
Corporate restructuring costs	(i)	(42.0)	–
Impairment of finance lease receivables	(ii)	(25.4)	–
Credit support facility costs	(iii)	(33.6)	–
		(101.0)	–
(b) Gain on disposal of gas storage project	(iv)	80.9	–
Total exceptional items	10	(20.1)	–
(c) IAS 39 adjustments			
Onerous contract releases/intangible assets charges relating to commodity contracts in prior year	10	–	92.4
Proprietary trading profit in prior year	10	–	0.8
Fair value gains on operating derivatives in current year	1,10	85.3	–
Fair value losses on financing derivatives in current year	6,10	(115.4)	–
Total IAS 39 adjustments		(30.1)	93.2
Tax on exceptional items and certain remeasurements			
Tax on exceptional administrative expenses		35.1	–
Tax on IAS 39 adjustments		9.2	(28.1)
		44.3	(28.1)
Total exceptional items and certain remeasurements (net of tax)		(5.9)	65.1

(i) A gross exceptional charge of £42.0 million and related tax credit of £12.7 million relating to costs of the corporate restructuring. Costs of the corporate restructuring by segment for the year ended 31 March 2006 are as follows: Energy Networks £18.0 million, Energy Retail & Wholesale £8.7 million, PPM Energy £1.0 million and Unallocated expense £14.3 million.

(ii) A gross exceptional charge of £25.4 million and related tax credit of £9.6 million relating to the impairment of the group's aircraft leases within the Unallocated segment.

(iii) A gross exceptional charge of £33.6 million and related tax credit of £12.8 million within PPM Energy relating to probable liabilities in relation to a credit support facility provided by PacifiCorp Holdings Inc. (now ScottishPower Holdings Inc.) to certain providers of debt to the Klamath Co-Generation project at the project's inception in 1999. The project is owned by the City of Klamath Falls, but operated by PPM Energy which has a purchase contract for 47% of the output.

(iv) A gross exceptional gain within Energy Retail & Wholesale of £80.9 million relating to the sale of the group's underground natural gas storage project at Byley to E.ON UK plc for £96.0 million. There is no tax effect of this exceptional item.

3 Operating profit

(a) Operating profit from continuing operations is stated after charging/(crediting):	2006 £m	2005 £m
Amortisation of intangible assets	32.5	71.3
Depreciation of property, plant and equipment	216.1	207.6
Release of grants and customer contributions	(19.7)	(17.5)
Research and development	0.3	0.2

(b) Auditors' remuneration	2006 £m	2005 £m
Audit services		
– statutory audit	1.2	1.1
– audit-related regulatory reporting	0.3	0.5
Further assurance services	0.3	1.8
Tax services		
– compliance services	0.5	0.4
– advisory services	0.2	0.4
Other services	0.1	–
Total UK and US audit and non-audit fees paid to auditors for continuing operations	2.6	4.2
Audit services		
– statutory audit	0.8	0.6
– audit-related regulatory reporting	0.2	0.2
Further assurance services	1.1	0.7
Tax services		
– compliance services	0.7	0.6
– advisory services	1.6	–
Other services	–	–
US audit and non-audit fees paid to auditors for discontinued operations	4.4	2.1
Total UK and US audit and non-audit fees paid to auditors	7.0	6.3

Notes to the Group Accounts continued
for the year ended 31 March 2006

3 Operating profit continued

During the year the Audit Committee reviewed the independence and objectivity of the external audit firm. To prevent this independence being compromised policies are in place regarding the provision of non-audit services, and the hiring of former external audit staff. In line with best practice, the Audit Committee undertook a tender of the external audit contract in early 2006. Following a rigorous review process, it was agreed to recommend the appointment of Deloitte & Touche LLP as the group's external auditor for the year ending 31 March 2007. A resolution to this effect will be put to shareholders for approval at the upcoming AGM.

The policy on non-audit services prohibits the use of the external audit firm for specified services. It is considered appropriate, for commercial and practical reasons, including confidentiality, to use the external auditors for certain non-audit services. These permissible services are set out in the policy and have been pre-approved by the Audit Committee up to an initial fee value of £100,000 per assignment. Permissible services that are not listed in the policy require to be pre-approved individually by the Audit Committee or its Chairman; any assignments that exceed the fee limit must be reviewed and authorised by the Committee Chairman and the Finance Director.

For the year ended 31 March 2006, of the total audit and non-audit fees paid to the auditors of £7.0 million (2005 £6.3 million), £4.5 million (2005 £5.6 million) was charged to operating profit and £2.5 million was charged against the gain on disposal of PacifiCorp (2005 £0.7 million was included in the cost of acquisitions).

For the year ended 31 March 2006, fees for 'Further assurance services' and 'Tax advisory services' principally relate to services provided in connection with the disposal of PacifiCorp and the capital reorganisation and return of cash to shareholders. For the year ended 31 March 2005, fees for 'Further assurance services' principally relate to due diligence work on acquisitions and advice regarding the implementation of s404 of the Sarbanes-Oxley Act and the implementation of IFRS.

4 Employee information

(a) Employee costs	2006 £m	2005 £m
Wages and salaries	**308.2**	268.2
Social security costs	**23.5**	21.5
Pension and other costs	**44.8**	37.8
Total employee costs	**376.5**	327.5
Less: charged as capital expenditure	**(75.9)**	(65.4)
Charged to the income statement	**300.6**	262.1

(b) Employee numbers

The year end and average numbers of employees (full-time and part-time) employed by the group, including executive directors, were:

	At 31 March		Annual average	
	2006	2005	2006	2005
Continuing operations				
United Kingdom				
Energy Networks	**3,380**	3,328	**3,394**	3,260
Energy Retail & Wholesale	**5,512**	5,386	**5,646**	4,970
United Kingdom total	**8,892**	8,714	**9,040**	8,230
Continuing operations				
United States				
PPM Energy	**371**	278	**363**	240
United States total	**371**	278	**363**	240
Unallocated	**530**	504	**550**	461
Total	**9,793**	9,496	**9,953**	8,931

The year end and average numbers of full-time equivalent staff employed by the group, including executive directors, were:

	At 31 March		Annual average	
	2006	2005	2006	2005
United Kingdom	**8,425**	8,269	**8,543**	7,955
United States	**370**	277	**363**	240
Unallocated	**516**	480	**534**	433
Total	**9,311**	9,026	**9,440**	8,628

(c) Directors' remuneration

Details, for each director, of remuneration, pension entitlements and interests in share options are set out in Tables 33 to 36 on pages 63 to 68. This information forms part of the Accounts.

5 Finance income

	2006 £m	2005 £m
Interest on bank and other deposits	**66.8**	60.4
Interest on finance lease receivables	**7.0**	42.5
Foreign exchange gains	**2.2**	2.0
Expected return on retirement benefit assets	**110.4**	107.3
Total finance income	**186.4**	212.2

6 Fair value losses on financing derivatives

Fair value losses on financing derivatives of £115.4 million include losses of £125.1 million for the year ended 31 March 2006, resulting from changes to the fair value of the embedded derivative within the $700 million convertible bonds, primarily as a result of movement in the company's ordinary share price.

7 Finance costs

	Notes	2006 £m	2005 £m
Interest on bank loans and overdrafts		**13.0**	18.8
Interest on other borrowings		**204.2**	164.6
Interest on obligations under finance leases		**6.0**	40.1
Capitalised interest	(a)	**(8.2)**	(1.7)
Unwinding of discount on provisions		**0.9**	10.4
Interest on retirement benefit obligations		**99.7**	100.8
Total finance costs		**315.6**	333.0
Interest cover (times)	(b)	**6.1**	4.7

(a) The tax relief on the capitalised interest was £0.9 million (2005 £0.5 million).

(b) Interest cover is calculated by dividing operating profit before exceptional items and certain remeasurements by the sum of the total finance income (less foreign exchange gains) and total finance costs.

8 Income tax

	2006 £m	2005 £m
Current tax:		
UK Corporation tax	**238.0**	184.5
Adjustments in respect of prior years	**(9.1)**	(40.7)
Total UK Corporation tax for year	**228.9**	143.8
Foreign tax	**(61.8)**	(14.2)
Adjustments in respect of prior years	**15.7**	7.6
Total foreign tax for year	**(46.1)**	(6.6)
Total current tax for year	**182.8**	137.2
Deferred tax:		
Origination and reversal of timing differences	**(25.3)**	3.1
Adjustments in respect of prior years	**(40.1)**	(2.9)
Total deferred tax for year	**(65.4)**	0.2
Total income tax expense	**117.4**	137.4

The tax charge on profit on ordinary activities for the year varied from the standard rate of UK Corporation tax as follows:

	2006 £m	2005 £m
Corporation tax at 30%	**187.5**	165.7
Effect of tax rate applied to overseas earnings	**(16.7)**	6.9
Adjustments in respect of prior years	**(33.5)**	(36.0)
Utilisation of UK capital losses	**(24.3)**	-
Other permanent differences	**4.4**	0.8
Income tax expense for the year	**117.4**	137.4

Notes to the Group Accounts continued
for the year ended 31 March 2006

9 Discontinued operations

On 24 May 2005, the group entered into a sale agreement to dispose of PacifiCorp, the group's former US regulated business. This operation was classified as a disposal group held for sale and a discontinued operation in accordance with IFRS 5 as of that date. The disposal was completed on 21 March 2006, on which date control of PacifiCorp passed to MidAmerican.

The results of the discontinued operation for the period to 20 March 2006 and year ended 31 March 2005, which have been included in the Group Income Statement, are as follows:

	Notes	2006 £m	2005 £m
Revenue		**2,498.9**	2,250.9
Fair value gains on operating derivatives		**64.6**	–
Depreciation and amortisation	(a)	**(32.1)**	(216.2)
Exceptional item – impairment of goodwill	(b)	**–**	(922.0)
Other net operating costs		**(1,721.8)**	(1,500.0)
Operating profit/(loss)		**809.6**	(387.3)
Net finance costs	(c)	**(178.3)**	(66.7)
Profit/(loss) before tax		**631.3**	(454.0)
Attributable tax expense		**(214.7)**	(149.7)
Profit/(loss) after tax from discontinued operations		**416.6**	(603.7)
Exceptional item – gain on sale of PacifiCorp	(e)	**619.4**	–
Profit/(loss) for the period/year		**1,036.0**	(603.7)

(a) The depreciation and amortisation charge for the period to 20 March 2006 of £32.1 million represents the depreciation and amortisation charged for the period until 23 May 2005. Under IFRS 5, non-current assets held for sale are not subject to depreciation or amortisation and, therefore, the above results did not include charges of £190.8 million in relation to depreciation and amortisation for the period from 24 May 2005 to 20 March 2006.

(b) In November 2004, the Board began a strategic review of PacifiCorp as a result of its performance and the significant investment it required in the immediate future. In May 2005, the Board concluded that in light of the prospects for PacifiCorp, the scale and timing of the capital investment required and the likely profile of returns, shareholders' interests were best served by a sale of PacifiCorp and a return of capital to shareholders. As a consequence, the group undertook a review of the carrying value of the goodwill allocated to the PacifiCorp reporting segment as at 31 March 2005. The estimated recoverable value was based on net realisable value, with reference to the price of comparable businesses, recent market transactions and the estimated proceeds from disposal. This resulted in an exceptional charge, in the year ended 31 March 2005, for impairment of goodwill of £922.0 million.

(c) An analysis of net finance costs is given below:

	2006 £m	2005 £m
Interest charge	**174.5**	158.7
Interest receivable	**(20.6)**	(9.5)
Net interest cost on retirement benefit obligations	**3.8**	5.9
	157.7	155.1
Other finance items allocated to discontinued operations:		
Fair value losses on financing derivatives	**13.5**	–
Interest rate differential	**(39.0)**	(88.4)
Loss following de-designation of net investment hedges	**46.1**	–
	20.6	(88.4)
Net finance costs	**178.3**	66.7

Net finance costs include the UK/US interest rate differential benefit of £39.0 million (2005 £88.4 million) arising from the group's US dollar hedging programme relating to PacifiCorp's net assets for the year ended 31 March 2006. This programme has terminated following the sale of PacifiCorp on 21 March 2006.

(d) The cash flows of the discontinued operation, which have been included in the Group Cash Flow Statement, are as follows:

	2006 £m	2005 £m
Net cash from operating activities – discontinued operations	**569.9**	404.6
Net cash used in investing activities – discontinued operations	**(420.3)**	(471.3)
Net cash (used in)/provided by financing activities – discontinued operations	**(253.3)**	150.1
Net (decrease)/increase in net cash and cash equivalents – discontinued operations	**(103.7)**	83.4

9 Discontinued operations continued

(e) The gain on sale of PacifiCorp is analysed as follows:

	Notes	21 March 2006 £m
Intangible assets		
– goodwill		854.2
– other intangible assets		215.4
Property, plant and equipment		5,424.3
Investments		172.4
Other non-current assets		128.3
Current assets		530.8
Current liabilities		(749.4)
Non-current liabilities		(3,907.0)
Book value of PacifiCorp net assets disposed		2,669.0
Book gain on sale (pre-tax)	(i)	122.5
Net disposal proceeds		2,791.5
Satisfied by:		
Cash received for net assets		2,911.4
Cash expenses		(26.2)
Net disposal cash proceeds	(ii)	2,885.2
Accrued expenses		(74.3)
Impairment of assets	(iii), 17	(19.4)
Net disposal proceeds		2,791.5

(i) The gain on sale of PacifiCorp comprises:

	Notes	£m
Book gain on sale (pre-tax)		122.5
Tax credit on sale	(iv)	12.3
Cumulative translation gains realised on sale – transferred from equity	33	484.6
Gain on sale of PacifiCorp		**619.4**

(ii) The book gain on sale excludes cash outflows of £116.7 million relating to the settlement of certain treasury derivative financial instruments following the sale of PacifiCorp, which had previously been marked-to-market.

(iii) PPM Energy has leased a power plant to PacifiCorp since 2002. As part of the final settlement achieved with MidAmerican on completion of the sale of PacifiCorp, the group agreed to a reduction in lease rentals receivable by PPM Energy from PacifiCorp in respect of this lease. As a consequence of this reduction in lease rentals, an impairment of £19.4 million has been charged against the gain on sale. Other sale expenses (cash and accrued) of £100.5 million principally comprise legal and other professional fees of £37.8 million and a provision of £32.9 million for royalties payable to MidAmerican.

(iv) The disposal of PacifiCorp gives rise to a net taxable capital loss for the group which is offset against other taxable capital gains made in the current year. As a result the gain on sale has benefited from a tax credit of £12.3 million.

(f) The operating profit before goodwill amortisation and exceptional items for PacifiCorp for the year ended 31 March 2005 under UK GAAP on the previous segmental basis was £541.7 million. The operating profit, as adjusted for exceptional items and contracts now within the scope of IAS 39, of PacifiCorp for the year ended 31 March 2005 under IFRS on the revised segmental basis was £534.6 million. The movements comprise reallocation of corporate costs of £12.9 million, reallocation of PacifiCorp non-regulated operating profit of £(39.1) million, IFRS adjustments of £19.2 million and adjustments for contracts now within the scope of IAS 39 of £(0.1) million.

(g) Employee costs of £334.4 million (2005 £307.6 million) were charged against the results of the discontinued operation for the period from 1 April 2005 to 20 March 2006. These comprised wages and salaries of £364.4 million (2005 £310.8 million), social security costs of £23.4 million (2005 £19.5 million) and pension and other costs of £55.0 million (2005 £63.6 million) less amounts charged as capital expenditure of £108.4 million (2005 £86.3 million). The average number of employees (full-time and part-time), including executive directors, employed by the discontinued operation during the year was 6,597 (2005 6,610).

Notes to the Group Accounts continued
for the year ended 31 March 2006

10 Earnings per share and reconciliation of adjusted profits, earnings per share and diluted earnings per share

(a) Earnings per share

Earnings per share have been calculated by dividing the profit/(loss) for the year (as adjusted for minority interests) by the weighted average number of ordinary shares in issue during the year, based on the following information:

	2006 £m	2005 £m
Basic earnings per share		
Profit/(loss) attributable to equity holders of Scottish Power plc		
– Continuing	**507.3**	413.7
– Discontinued	**1,036.0**	(607.1)
– Continuing and Discontinued	**1,543.3**	(193.4)
Weighted average share capital (number of shares, million)	**1,842.4**	1,830.8
Diluted earnings per share		
Profit/(loss) attributable to equity holders of Scottish Power plc		
– Continuing	**507.3**	424.7
– Discontinued	**1,036.0**	(607.1)
– Continuing and Discontinued	**1,543.3**	(182.4)
Weighted average share capital (number of shares, million)	**1,856.0**	1,928.0

The difference between the profit for the financial year from continuing operations for the purposes of the basic and the diluted earnings per share calculations is analysed as follows:

	2006 £m	2005 £m
Basic earnings per share – profit for the financial year	**507.3**	413.7
Interest on convertible bonds	**-**	11.0
Diluted earnings per share – profit for the financial year	**507.3**	424.7

The difference between the weighted average share capital for the purposes of the basic and the diluted earnings per share calculations is analysed as follows:

	2006	2005
Number of shares (million)		
Basic earnings per share – weighted average share capital	**1,842.4**	1,830.8
Outstanding share options and shares held in trust for the group's employee share schemes	**13.6**	6.2
Convertible bonds	**-**	91.0
Diluted earnings per share – weighted average share capital	**1,856.0**	1,928.0

The group's convertible bonds were dilutive for the year ended 31 March 2005 and anti-dilutive for the year ended 31 March 2006 based on the continuing profit attributable to equity holders of Scottish Power plc.

10 Earnings per share and reconciliation of adjusted profits, earnings per share and diluted earnings per share continued

(b) Reconciliation of adjusted profits, earnings per share and diluted earnings per share

Set out below are the reconciliations of adjusted profits, earnings per share and diluted earnings per share which have been prepared in accordance with the methodology set out in Group Accounting Policy 'A. Basis of accounting' on page 71.

Adjusted profit from continuing operations	Note	2006 £m	2005 £m
Continuing operations			
Operating profit		**869.7**	673.2
IAS 39 adjustments			
– onerous contract releases/intangible assets charges relating to commodity contracts in prior year		**–**	(92.4)
– proprietary trading profit in prior year		**–**	(0.8)
– fair value gains on operating derivatives in current year		**(85.3)**	–
Other items			
– exceptional items	2	**20.1**	–
Adjusted operating profit		**804.5**	580.0
Net finance costs		**(244.6)**	(120.8)
IAS 39 adjustments			
– fair value losses on financing derivatives in current year		**115.4**	–
Adjusted net finance costs		**(129.2)**	(120.8)
Adjusted profit before tax		**675.3**	459.2
Tax		**(117.4)**	(137.4)
– tax on adjusting items		**(44.3)**	28.1
Adjusted tax		**(161.7)**	(109.3)
Adjusted profit from continuing operations		**513.6**	349.9

Adjusted profit from discontinued operations	Note	2006 £m	2005 £m
Discontinued operations			
Profit/(loss) for the period from discontinued operations	9	**1,036.0**	(603.7)
IAS 39 adjustments			
– proprietary trading loss in prior year		**–**	(0.1)
– fair value gains on operating derivatives in current year		**(64.6)**	–
– fair value losses on financing derivatives in current year		**13.5**	–
– loss following de-designation of net investment hedges		**46.1**	–
Other items			
– gain on sale of discontinued operations before tax	9	**(607.1)**	–
– PacifiCorp depreciation 24 May 2005 – 20 March 2006	9	**(190.8)**	–
– impairment of PacifiCorp goodwill	9	**–**	922.0
Tax on adjusting items		**66.8**	–
Net adjusting items		**(736.1)**	921.9
Adjusted profit from discontinued operations		**299.9**	318.2

Adjusted total profit attributable to equity holders of Scottish Power plc	2006 £m	2005 £m
Adjusted total profit for the year	**813.5**	668.1
Minority interests	**(0.4)**	(4.7)
Adjusted total profit attributable to equity holders of Scottish Power plc	**813.1**	663.4

Adjusted total basic earnings per share	2006 £m	2005 £m
Weighted average share capital (number of shares, million)	**1,842.4**	1,830.8
Adjusted total basic earnings per share	**44.13p**	36.24p

Adjusted continuing basic earnings per share	2006 £m	2005 £m
Adjusted profit from continuing operations	**513.6**	349.9
Minority interests	**(0.4)**	(1.3)
Adjusted continuing profit attributable to equity holders of Scottish Power plc	**513.2**	348.6
Adjusted continuing basic earnings per share	**27.85p**	19.04p

Notes to the Group Accounts continued
for the year ended 31 March 2006

10 Earnings per share and reconciliation of adjusted profits, earnings per share and diluted earnings per share continued

Adjusted diluted earnings per share	2006 £m	2005 £m
Basic earnings per share - adjusted total profit attributable to equity holders of Scottish Power plc	**813.1**	663.4
Interest on convertible bonds	**14.9**	11.0
Diluted earnings per share - adjusted total profit attributable to equity holders of Scottish Power plc	**828.0**	674.4
Basic earnings per share - weighted average share capital (number of shares, million)	**1,842.4**	1,830.8
Outstanding share options and shares held in trust for the group's employee share schemes	**13.6**	6.2
Convertible bonds	**91.4**	91.0
Diluted earnings per share - weighted average share capital (number of shares, million)	**1,947.4**	1,928.0
Adjusted total diluted earnings per share	**42.52p**	34.98p
Basic earnings per share - adjusted profit from continuing operations attributable to equity holders of Scottish Power plc	**513.2**	348.6
Interest on convertible bonds	**14.9**	11.0
Diluted earnings per share - adjusted profit from continuing operations attributable to equity holders of Scottish Power plc	**528.1**	359.6
Adjusted diluted earnings per share from continuing operations	**27.12p**	18.65p

The group's convertible bonds were dilutive for the years ended 31 March 2006 and 31 March 2005 based on the adjusted profit from continuing operations attributable to equity holders of Scottish Power plc.

11 Dividends

	2006 pence per ordinary share	2005 pence per ordinary share	2006 £m	2005 £m
Final dividend paid for prior year	**7.65**	6.25	**139.4**	112.9
First interim dividend paid	**5.20**	4.95	**96.0**	91.1
Second interim dividend paid	**5.20**	4.95	**96.3**	91.0
Third interim dividend paid	**5.20**	4.95	**96.4**	91.1
Total dividends paid	**23.25**	21.10	**428.1**	386.1
Proposed final dividend	**9.40**	7.65	**138.6**	139.4

The proposed final dividend of 9.40 pence per ordinary share is payable on 28 June 2006 to shareholders on the register at 2 June 2006. The proposed final dividend is payable on the new ordinary shares issued as part of the capital restructuring and return of cash to shareholders as explained in more detail in Note 41. The proposed final dividend was approved by the Board on 24 May 2006 and as required by IAS 10 'Events After the Balance Sheet Date' has not been included as a liability in these Accounts.

12 Reconciliation of operating profit to cash generated from continuing operations

	2006 £m	2005 £m
Operating profit	**869.7**	673.2
Adjustments for:		
Fair value gains on operating derivatives	**(85.3)**	–
Share of loss in jointly controlled entities and associates	**0.6**	–
Exceptional items	**20.1**	–
Amortisation	**32.5**	71.3
Depreciation	**216.1**	207.6
Loss/(profit) on sale of property, plant and equipment	**4.2**	(0.8)
Amortisation of share scheme costs	**7.5**	5.6
Release of deferred income	**(19.7)**	(17.5)
Movement in provisions	**14.6**	(151.5)
Operating cash flows before movements in working capital	**1,060.3**	787.9
(Increase)/decrease in inventories	**(96.7)**	6.9
Increase in trade and other receivables	**(356.4)**	(312.8)
Increase in trade payables	**257.3**	199.4
Cash generated from continuing operations	**864.5**	681.4

13 Analysis of cash flows in respect of acquisitions and disposals

	Acquisition 2006 £m	Disposals 2006 £m	Acquisitions 2005 £m	Disposals 2005 £m
Cash consideration for jointly controlled entities including expenses	**–**	**–**	(18.3)	–
Cash consideration for subsidiaries including expenses	**(9.0)**	**2,852.0**	(352.2)	–
Cash and cash equivalents acquired	**–**	**–**	26.8	–
Expenses and other costs paid in respect of prior year disposals	**–**	**(1.1)**	–	(7.4)
	(9.0)	**2,850.9**	(343.7)	(7.4)

In 2006, the cash flows in respect of the acquisition represent the remaining 50% of Core Utility Solutions Limited acquired from Alfred McAlpine. The cash flows in respect of disposals principally represent the sale of PacifiCorp (£2,885.2 million), the group's former regulated US business and associated settlement of certain treasury derivative financial instruments (£(116.7) million), and the sale of the group's underground natural gas storage project at Byley to E.ON UK plc (£83.5 million).

In 2005, the cash flows in respect of the acquisition of subsidiaries represented the purchase of Damhead Creek, the remaining 50% of Brighton Power Station and Atlantic Renewable Energy Corporation. The cash flows in respect of the acquisition of jointly controlled entities represents PPM Energy's investment in the Maple Ridge joint venture. The cash flows in respect of disposals principally represented expenses and other costs related to prior year disposals.

14 Analysis of net debt

	At 1 April 2005 £m	Less: Net debt at 1 April 2005 -discontinued operations (Note (a)) £m	Net debt at 1 April 2005 -continuing operations £m	Implementation of IAS 39 at 1 April 2005 -continuing operations (Note (b)) £m	Net debt at 1 April 2005 -continuing operations £m	Cash flow £m	Exchange £m	Other non-cash changes (Note (c)) £m	Net debt at 31 March 2006 -continuing operations £m
Cash at bank and other deposits	1,747.8	116.6	1,631.2	0.7	1,631.9	1,941.0	7.5	4.0	**3,584.4**
Overdrafts	(20.5)	(19.2)	(1.3)	–	(1.3)	–	(0.1)	–	**(1.4)**
Net cash and cash equivalents	1,727.3	97.4	1,629.9	0.7	1,630.6	1,941.0	7.4	4.0	**3,583.0**
Debt due after one year	(4,996.8)	(1,920.9)	(3,075.9)	(18.9)	(3,094.8)	6.8	(77.8)	86.4	**(3,079.4)**
Debt due within one year	(892.0)	(399.3)	(492.7)	18.7	(474.0)	96.0	(34.9)	(108.7)	**(521.6)**
Finance leases	(173.3)	(84.8)	(88.5)	–	(88.5)	–	(7.9)	31.7	**(64.7)**
						102.8			
Total	(4,334.8)	(2,307.6)	(2,027.2)	0.5	(2,026.7)	2,043.8	(113.2)	13.4	**(82.7)**

(a) On 24 May 2005, the components of net debt relating to the PacifiCorp disposal group were reclassified as 'Assets classified as held for sale' and 'Liabilities classified as held for sale' in accordance with IFRS 5.

(b) On the implementation of IAS 39 on 1 April 2005, certain components of net debt were remeasured resulting in a £0.5 million decrease in net debt.

(c) 'Other non-cash changes' to net debt represents amortisation of finance costs of £(2.2) million, finance costs of £(8.3) million representing the effects of the RPI on bonds carrying an RPI coupon, reclassifications to other balance sheet categories of £(19.1) million, fair value hedge adjustments to the carrying value of debt instruments of £11.3 million and a decrease of £31.7 million, relating to the financing of the group's US aircraft portfolio. In addition, £100.0 million of debt due after one year has become due within one year.

Notes to the Group Accounts continued
for the year ended 31 March 2006

15 Segmental balance sheet information

(a) Total assets and liabilities by segment

	Notes	Total assets 31 March 2006 £m	Total assets 31 March 2005 £m	Total liabilities 31 March 2006 £m	Total liabilities 31 March 2005 £m
Continuing operations					
United Kingdom					
Energy Networks		**3,385.4**	3,157.8	**(750.1)**	(694.9)
Energy Retail & Wholesale		**4,023.1**	2,579.0	**(1,082.5)**	(805.1)
United Kingdom total		**7,408.5**	5,736.8	**(1,832.6)**	(1,500.0)
Continuing operations					
United States					
PPM Energy		**1,400.7**	667.5	**(410.8)**	(195.2)
United States total		**1,400.7**	667.5	**(410.8)**	(195.2)
Total continuing operations		**8,809.2**	6,404.3	**(2,243.4)**	(1,695.2)
Discontinued operations – PacifiCorp (United States)		**-**	5,916.1	**-**	(1,068.4)
Unallocated assets/(liabilities)	(i)	**3,901.7**	2,323.1	**(5,366.5)**	(7,922.8)
Total	(ii)	**12,710.9**	14,643.5	**(7,609.9)**	(10,686.4)

(i) Unallocated assets/(liabilities) include net debt, tax liabilities, retirement benefit obligations, investments and treasury-related derivatives. Unallocated assets/(liabilities) at 31 March 2005 relate to both continuing and discontinued operations. Unallocated assets/(liabilities) at 31 March 2006 relate solely to continuing operations.

(ii) Investments in jointly controlled entities and associates included in total assets by segment are as follows: Energy Networks £nil (2005 £3.2 million), Energy Retail & Wholesale £10.8 million (2005 £11.1 million), PPM Energy £115.9 million (2005 £38.8 million) and Unallocated assets/(liabilities) £nil (2005 £nil).

(b) Net asset value per share

Net asset value per share has been calculated based on net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial years:

	2006	2005
Net assets (as adjusted) (£ million)	**5,100.9**	3,901.4
Number of ordinary shares in issue at year end (as adjusted) (number of shares, million)	**1,850.1**	1,832.3

(c) Capital expenditure by segment

	Note	Intangible assets 2006 £m	Intangible assets 2005 £m	Property, plant and equipment 2006 £m	Property, plant and equipment 2005 £m
Continuing operations					
United Kingdom					
Energy Networks	(i)	**11.9**	8.4	**286.3**	277.0
Energy Retail & Wholesale	(i)	**46.3**	15.3	**177.3**	133.6
United Kingdom total		**58.2**	23.7	**463.6**	410.6
Continuing operations					
United States					
PPM Energy		**2.6**	3.5	**423.8**	56.3
United States total		**2.6**	3.5	**423.8**	56.3
Total continuing operations		**60.8**	27.2	**887.4**	466.9
Unallocated		**2.6**	2.6	**19.3**	8.0
Total	(i)	**63.4**	29.8	**906.7**	474.9

(i) Capital expenditure on property, plant and equipment by business segment is stated gross of capital grants and customer contributions. Capital expenditure on property, plant and equipment for continuing operations net of capital grants and customer contributions amounted to £886.9 million (2005 £449.3 million). Capital grants and customer contributions receivable in respect of continuing operations during the year of £19.8 million (2005 £25.6 million) comprised Energy Networks £19.5 million (2005 £25.1 million) and Energy Retail & Wholesale £0.3 million (2005 £0.5 million).

16 Intangible assets

(a) Year ended 31 March 2005	Note	Goodwill £m	Other intangible assets: Computer software £m	Hydro relicensing £m	Other £m	Total £m	Total £m
Cost:							
At 1 April 2004		2,339.7	566.6	47.7	–	614.3	2,954.0
Additions		–	43.7	20.6	–	64.3	64.3
Acquisitions	(i)	–	–	–	142.8	142.8	142.8
Disposals		–	(12.0)	–	–	(12.0)	(12.0)
Exchange		(61.7)	(6.9)	(2.1)	–	(9.0)	(70.7)
At 31 March 2005		2,278.0	591.4	66.2	142.8	800.4	3,078.4
Amortisation:							
At 1 April 2004		483.8	305.7	2.1	–	307.8	791.6
Amortisation for the year		–	61.3	1.7	34.4	97.4	97.4
Impairment		922.0	–	–	–	–	922.0
Disposals		–	(10.9)	–	–	(10.9)	(10.9)
Exchange		(12.9)	(3.3)	(0.1)	–	(3.4)	(16.3)
At 31 March 2005		1,392.9	352.8	3.7	34.4	390.9	1,783.8
Net book value:							
At 31 March 2005		885.1	238.6	62.5	108.4	409.5	1,294.6
At 1 April 2004		1,855.9	260.9	45.6	–	306.5	2,162.4

Year ended 31 March 2006	Notes	Goodwill £m	Computer software £m	Hydro relicensing £m	Other £m	Total £m	Total £m
Cost:							
At 1 April 2005		2,278.0	591.4	66.2	142.8	800.4	3,078.4
Derecognised on implementation of IAS 39	(ii)	–	–	–	(142.8)	(142.8)	(142.8)
At 1 April 2005 – as restated		2,278.0	591.4	66.2	–	657.6	2,935.6
Discontinued operations – Additions for the period to 23 May 2005		–	2.0	0.8	–	2.8	2.8
Transferred to assets classified as held for sale on 24 May 2005	(iii)	(2,170.4)	(240.9)	(67.0)	–	(307.9)	(2,478.3)
		107.6	352.5	–	–	352.5	460.1
Continuing operations – Acquisition	(iv)	8.0	–	–	–	–	8.0
– Additions	(v)	–	44.5	–	18.9	63.4	63.4
– Disposals	(v)	–	(2.9)	–	(4.1)	(7.0)	(7.0)
– Exchange		0.9	0.7	–	–	0.7	1.6
At 31 March 2006		**116.5**	**394.8**	**–**	**14.8**	**409.6**	**526.1**
Amortisation:							
At 1 April 2005		1,392.9	352.8	3.7	34.4	390.9	1,783.8
Derecognised on implementation of IAS 39	(ii)	–	–	–	(34.4)	(34.4)	(34.4)
At 1 April 2005 – as restated		1,392.9	352.8	3.7	–	356.5	1,749.4
Discontinued operations – Amortisation for the period to 23 May 2005		–	3.5	0.2	–	3.7	3.7
Transferred to assets classified as held for sale on 24 May 2005	(iii)	(1,377.2)	(124.2)	(3.9)	–	(128.1)	(1,505.3)
		15.7	232.1	–	–	232.1	247.8
Continuing operations – Amortisation for the year	(vi)	–	32.5	–	–	32.5	32.5
– Disposals		–	(2.8)	–	–	(2.8)	(2.8)
– Exchange		–	0.2	–	–	0.2	0.2
At 31 March 2006		**15.7**	**262.0**	**–**	**–**	**262.0**	**277.7**
Net book value:							
At 31 March 2006		**100.8**	**132.8**	**–**	**14.8**	**147.6**	**248.4**
At 1 April 2005		885.1	238.6	62.5	108.4	409.5	1,294.6

(i) Other intangible assets acquired in the year ended 31 March 2005 represented in-the-money gas contracts acquired on the Damhead Creek and South Coast Power transactions.

(ii) On the implementation of IAS 39 on 1 April 2005, in-the-money gas contracts acquired on the Damhead Creek and South Coast Power transactons were reclassified and remeasured as 'Derivative financial instruments'.

(iii) On 24 May 2005, the intangible assets relating to the PacifiCorp disposal group were reclassified as 'Assets classified as held for sale' in accordance with IFRS 5.

(iv) Goodwill of £8.0 million arose on the group's acquisition of the remaining 50% of Core Utility Solutions Limited, which became a 100% subsidiary of the group.

(v) Additions and disposals in the 'Other' category in the year ended 31 March 2006 are in respect of emissions allowances.

(vi) Amortisation of £8.1 million is included in 'Cost of sales' in the Group Income Statement; £12.5 million in 'Transmission and distribution costs' and £11.9 million in 'Administrative expenses'.

(b) Impairment tests for goodwill

Goodwill has been allocated for impairment testing purposes to three individual cash-generating units - Rye House power station, Katy gas storage facility and Core Utility Solutions Limited. The carrying amount of goodwill allocated to Rye House power station (£82.2 million) is significant in comparison with the total carrying amount of goodwill (£100.8 million). The recoverable amount of Rye House power station has been determined based on a value-in-use calculation. That calculation uses cash flow projections based on a financial business plan covering a ten-year period, and a discount rate of 13.5% pre-tax. A business plan covering a ten-year period has been used due to the long-term nature of the business. Cash flows beyond that period have been extrapolated using a steady 2.5% growth rate which results in no growth in real terms beyond the financial business plan period. The value-in-use calculation also takes into account the extrinsic value of the power station as calculated by a widely recognised option pricing model. The extrinsic value of the station represents the additional value of the station from the capture of short-term volatilities in the electricity, natural gas and carbon markets. Management believes that any reasonably possible change in the key assumptions on which Rye House's recoverable amount is based would not cause Rye House's carrying amount to exceed its recoverable amount.

Key assumptions used for value-in-use calculations	Basis for determining values assigned to key assumptions
Growth rate (beyond period covered by business plan) – 2.5% nominal, 0% real	Use of a 0% real growth rate is derived from past experience and future expectations for the station
Discount rate (pre-tax) – 13.5%	Discount rate is determined on the basis of market data and the divisional cost of capital
Forward price of underlying commodities (used to calculate extrinsic value)	Market quotes/management future expectations
Volatility of underlying commodities (used to calculate extrinsic value)	Market quotes/historical analysis
Correlations of underlying commodities (used to calculate extrinsic value)	Historical analysis

Notes to the Group Accounts continued
for the year ended 31 March 2006

17 Property, plant and equipment

Year ended 31 March 2005	Land and buildings £m	Plant and machinery £m	Vehicles and equipment £m	Total £m
Cost:				
At 1 April 2004	595.4	9,714.8	717.0	11,027.2
Additions	23.8	849.3	70.6	943.7
Acquisitions	13.1	439.1	-	452.2
Disposals	(3.0)	(92.7)	(59.2)	(154.9)
Exchange	(4.5)	(140.9)	(13.2)	(158.6)
At 31 March 2005	624.8	10,769.6	715.2	12,109.6
Depreciation:				
At 1 April 2004	181.7	2,004.3	349.6	2,535.6
Charge for the year	16.6	296.6	84.5	397.7
Disposals	(2.0)	(76.4)	(55.3)	(133.7)
Exchange	(0.6)	(19.2)	(5.1)	(24.9)
At 31 March 2005	195.7	2,205.3	373.7	2,774.7
Net book value:				
At 31 March 2005	429.1	8,564.3	341.5	9,334.9
At 1 April 2004	413.7	7,710.5	367.4	8,491.6

Year ended 31 March 2006	Notes	Land and buildings £m	Plant and machinery £m	Vehicles and equipment £m	Total £m
Cost:					
At 1 April 2005		624.8	10,769.6	715.2	12,109.6
Discontinued operations – Additions for the period to 23 May 2005		4.5	70.0	7.7	82.2
– Disposals for the period to 23 May 2005		(4.7)	(5.7)	(1.5)	(11.9)
Transferred to assets classified as held for sale on 24 May 2005	(a)	(150.5)	(4,881.2)	(402.8)	(5,434.5)
		474.1	5,952.7	318.6	6,745.4
Continuing operations – Additions		11.6	846.8	48.3	906.7
– Acquisition		-	1.2	-	1.2
– Disposals		(3.3)	(67.6)	(31.4)	(102.3)
– Exchange		0.3	45.9	6.1	52.3
At 31 March 2006		**482.7**	**6,779.0**	**341.6**	**7,603.3**
Depreciation:					
At 1 April 2005		195.7	2,205.3	373.7	2,774.7
Discontinued operations – Charge for the period to 23 May 2005		0.4	22.1	5.9	28.4
– Disposals for the period to 23 May 2005		(0.1)	(0.8)	(0.4)	(1.3)
Transferred to assets classified as held for sale on 24 May 2005	(a)	(8.1)	(662.7)	(183.2)	(854.0)
		187.9	1,563.9	196.0	1,947.8
Continuing operations – Impairment	9	-	19.4	-	19.4
– Charge for the year		11.7	167.4	37.0	216.1
– Disposals		(1.0)	(50.7)	(21.4)	(73.1)
– Exchange		1.0	0.6	1.7	3.3
At 31 March 2006		**199.6**	**1,700.6**	**213.3**	**2,113.5**
Net book value:					
At 31 March 2006		**283.1**	**5,078.4**	**128.3**	**5,489.8**
At 1 April 2005		429.1	8,564.3	341.5	9,334.9

Included in the cost of property, plant and equipment above are:	Note	2006 £m	2005 £m
Assets in the course of construction		**562.0**	779.7
Other assets not subject to depreciation	(b)	**83.2**	135.0

(a) On 24 May 2005, property, plant and equipment relating to the PacifiCorp disposal group was reclassified as 'Assets classified as held for sale' in accordance with IFRS 5.

(b) Other assets not subject to depreciation are land.

(c) Land and buildings held by the group are predominantly freehold.

(d) Interest on the funding attributable to major capital projects was capitalised during the year at a rate of 5.5% (2005 6%) in the UK and at rates of 3.5% to 4.6% (2005 6%) in the US.

(e) The cost of fully depreciated property, plant and equipment still in use was £615.1 million (2005 £553.1 million).

(f) The net book value of property, plant and equipment held under finance leases at 31 March 2006 was £90.3 million (2005 £97.3 million). The charge for depreciation against these assets during the year was £3.0 million (2005 £5.9 million).

(g) Included within other operating income in the income statement is £8.8 million (2005 £4.4 million) relating to compensation received from third parties for items of property, plant and equipment that were impaired, lost or given up.

(h) Assets pledged as security for liabilities at 31 March 2006 amounted to £nil (2005 £6.9 million).

18 Investments accounted for using the equity method

	Jointly controlled entities Shares £m	Jointly controlled entities Loans £m	Associates Shares £m	Total £m
At 1 April 2004	23.5	38.8	2.7	65.0
Additions	18.3	1.5	–	19.8
Share of retained (loss)/profit	(0.4)	(1.8)	2.2	–
Disposals and other	(2.3)	(8.8)	(0.9)	(12.0)
Transfer of joint venture to a subsidiary	–	(19.1)	–	(19.1)
Exchange	(0.6)	–	–	(0.6)
At 31 March 2005	38.5	10.6	4.0	53.1
Additions	70.1	0.3	–	70.4
Share of retained profit/(loss)	6.2	(7.1)	0.3	(0.6)
Disposals and other	(1.0)	(0.4)	(0.5)	(1.9)
Exchange	5.7	–	–	5.7
At 31 March 2006	**119.5**	**3.4**	**3.8**	**126.7**

Aggregated amounts relating to jointly controlled entities and associates are given below:

	Jointly controlled entities 2006 £m	Jointly controlled entities 2005 £m	Associates 2006 £m	Associates 2005 £m
Income	**13.1**	27.4	**1.2**	1.2
Reversal of impairment	–	–	–	2.1
Expenses	**(14.0)**	(29.6)	**(0.9)**	(1.1)
(Loss)/profit for the year	**(0.9)**	(2.2)	**0.3**	2.2
Non-current assets	**148.4**	62.8	**2.7**	3.1
Current assets	**12.7**	22.1	**2.1**	1.8
Total assets	**161.1**	84.9	**4.8**	4.9
Current liabilities	**(8.9)**	(7.4)	**(0.2)**	–
Non-current liabilities	**(32.7)**	(39.0)	**(0.8)**	(0.9)
Total liabilities	**(41.6)**	(46.4)	**(1.0)**	(0.9)
Net assets	**119.5**	38.5	**3.8**	4.0

The principal subsidiaries, jointly controlled entities and associates are listed on page 155.

19 Other investments

	Notes	Available-for-sale investments £m	Other investments £m	Total £m
At 1 April 2004		57.2	72.6	129.8
Additions		2.3	2.6	4.9
Disposals and other		(8.7)	(2.5)	(11.2)
Exchange		(2.0)	(1.2)	(3.2)
At 1 April 2005		48.8	71.5	120.3
Remeasurement adjustment on implementation of IAS 39	(a)	(2.1)	–	(2.1)
At 1 April 2005 – as restated		46.7	71.5	118.2
Discontinued operations – Additions to 23 May 2005		–	1.3	1.3
– Transferred to assets classified as held for sale on 24 May 2005	(b)	(46.7)	(72.3)	(119.0)
		–	0.5	0.5
Continuing operations – Additions		–	3.5	3.5
– Disposals		–	(0.1)	(0.1)
– Exchange		–	0.2	0.2
At 31 March 2006	(c)	–	**4.1**	**4.1**

(a) On the implementation of IAS 39 on 1 April 2005, available-for-sale investments previously recorded at cost were restated to fair value. This resulted in a reduction in the carrying value of such investments by £2.1 million.

(b) On 24 May 2005, available-for-sale investments and other investments relating to the PacifiCorp disposal group were reclassified as 'Assets classified as held for sale' in accordance with IFRS 5.

(c) At 31 March 2006 the group held £4.1 million of investments for which no quoted market price is available and whose fair value could not be reliably measured. Those investments are held at cost.

Notes to the Group Accounts continued
for the year ended 31 March 2006

20 Inventories

	2006 £m	2005 £m
Raw materials and consumables	**102.7**	110.8
Fuel stocks	**103.0**	71.1
Work in progress	**1.8**	3.5
	207.5	185.4

(a) Inventories with a value of £2,790.6 million (2005 £2,199.4 million) were recognised as an expense during the year.

(b) The value of inventories written down during the year was £nil (2005 £0.4 million).

21 Trade and other receivables

	Note	2006 £m	2005 £m
(a) Current receivables:			
Trade receivables	(i)	**491.9**	521.5
Prepayments and accrued income		**786.1**	668.9
Other debtors		**166.3**	485.1
		1,444.3	1,675.5
(b) Non-current receivables:			
Other receivables		**10.7**	56.2
		10.7	56.2
		1,455.0	1,731.7

(i) Trade receivables are stated net of provisions for doubtful debts of £78.4 million (2005 £60.6 million) which has been estimated by management, taking into account future cash flows, based on prior experience and assessment of the current economic environment within which the group operates.

(ii) The group enters into standard netting agreements with its commodity trading counterparties in order to mitigate the credit risk exposure of the business. In addition, the group utilises other forms of collateral to manage its credit risk exposure. These forms of collateral include margining for trading with exchanges, cash collateral utilised for bilateral and brokered trading as well as letters of credit. The total value of all such collateral held with respect to current receivables at the balance sheet date is £76.2 million.

(iii) With the exception of retail customers, the group considers that 100% of its credit risk can be considered to be with counterparties in related energy industries or with financial institutions operating in energy markets.

(iv) Trading terms are governed by Industry Standard agreements which typically provide for interest to be charged where payments are not made on the specified settlement date.

22 Finance lease receivables

	2006 £m	2005 £m
Amounts receivable under finance leases:		
Current receivables	**20.5**	17.3
Non-current receivables	**104.6**	158.4
	125.1	175.7

	2006 £m	2005 £m
Gross receivables from finance leases:		
Within one year	**28.4**	31.8
Between one and five years	**79.2**	132.2
More than five years	**63.6**	91.9
	171.2	255.9
Unearned future finance income on finance leases	**(46.1)**	(80.2)
Net investment in finance leases	**125.1**	175.7
The net investment in finance leases is analysed as follows:		
Within one year	**20.5**	17.3
Between one and five years	**53.0**	88.7
More than five years	**51.6**	69.7
	125.1	175.7

The group enters into finance leasing arrangements principally in respect of its US aircraft portfolio. The average lease term of finance leases entered into is 13 to 19 years. The net investment in finance leases at 31 March 2006 of £125.1 million is stated after provision for impairment of £25.4 million.

23 Financial assets

The group has taken exemption under IFRS 1 from applying the standards IAS 32 and IAS 39 in the comparative period. As a result, comparative information disclosed within this note has not been prepared in accordance with IFRS but in accordance with UK GAAP applicable in the comparative period.

		At 31 March 2006		
(a) Categories of financial assets	Notes	UK £m	US £m	Total £m
Derivative financial assets (current and non-current):				
Financial assets at fair value through the income statement	(i)	376.7	136.1	512.8
Hedging derivatives	(ii)	951.2	5.9	957.1
		1,327.9	142.0	1,469.9
Cash and cash equivalents:				
Held-to-maturity investments	(iii)	241.4	–	241.4
Cash		65.6	141.2	206.8
Available-for-sale financial assets	(iv)	3,136.2	–	3,136.2
		3,443.2	141.2	3,584.4
Receivables	(v)	1,174.7	226.4	1,401.1
Finance lease receivables (current and non-current)	(vi)	3.9	121.2	125.1
Other investments		2.6	1.5	4.1
		5,952.3	632.3	6,584.6

(i) Included within this category are instruments which, although classified as 'fair value through the income statement', have been transacted for risk mitigation purposes. The fair value of those instruments is derived from quoted market prices, rates from third-party sources and other valuation methods.

(ii) Further detail on hedging derivative instruments is disclosed in Note 25.

(iii) Held-to-maturity investments include non-derivative debt instruments with fixed and determinable payments and fixed maturity which the group intends to hold to maturity. Those include fixed rate deposits. Those investments are accounted for at cost.

(iv) Included in the available-for-sale financial assets are money market fund deposits classified within the cash and cash equivalents line in the Group Balance Sheet. Available-for-sale financial assets are accounted for at fair value.

(v) Balances outwith the scope of IAS 32, principally prepayments, have been excluded. Receivables are accounted for at amortised cost.

(vi) Finance lease receivables are recorded in the balance sheet at the amount of the net investment in the lease after making any necessary impairment provisions for bad and doubtful rentals receivable.

Notes to the Group Accounts continued
for the year ended 31 March 2006

23 Financial assets continued

(b) Terms of cash and cash equivalents and finance lease receivables	Notes	At 31 March 2006 IFRS UK £m	US £m	Total £m	At 31 March 2005 UK GAAP UK £m	US £m	Total £m
Fixed rate financial assets	(i)	245.3	121.2	366.5	3.9	84.2	88.1
Floating rate financial assets	(ii)	3,201.8	141.2	3,343.0	1,524.0	234.4	1,758.4
		3,447.1	262.4	3,709.5	1,527.9	318.6	1,846.5

All financial assets in the UK are denominated in pounds sterling and those in the US are denominated in US dollars.

(i) Included within fixed rate financial assets at 31 March 2006 are amounts receivable under finance leases of £125.1 million. Included within fixed rate financial assets at 31 March 2005 were amounts receivable under finance leases of £153.4 million less non-recourse finance of £65.3 million.

(ii) Included within floating rate financial assets of the group's UK and US operations are cash deposits of which £nil in the UK and £nil in the US (2005 £2.3 million and £nil in the UK and US respectively) are subject to either a legal assignment or a charge in favour of a third party.

The fair values of the financial assets disclosed above are not materially different from their book values.

Based on the floating rate treasury financial assets of £3,343.0 million at 31 March 2006 (2005 £1,758.4 million), a 100 basis point change in interest rates would result in a £33.4 million change in profit before tax for the year (2005 £17.6 million).

None of the treasury assets above create potentially significant credit exposure on the basis that all counterparties are required to have a short-term rating of at least A-1, P-1 or F-1 from one of the three major rating agencies.

	Weighted average interest rate at which financial assets are fixed: At 31 March 2006 IFRS UK %	US %	At 31 March 2005 UK GAAP UK %	US %	Weighted average period for which interest is fixed: At 31 March 2006 IFRS UK Years	US Years	At 31 March 2005 UK GAAP UK Years	US Years
Fixed rate financial assets	4.6	11.0	10.0	10.0	0.1	4	8	4

All amounts in the analysis above take into account the effect of interest rate swaps and currency swaps and the effect of price hedging. Floating rate investments pay interest at rates based on LIBOR, certificate of deposit rates, prime rates or other short-term market rates. The average interest rates on short-term floating rate financial assets as at 31 March 2006 were as follows: UK operations 4.5%, US operations 4.4% (2005 4.8% and 2.0% respectively).

At 31 March 2005, the group also had certain equity investments which have been excluded from the disclosures above because they had no maturity date. The book value of these investments was £48.8 million and the fair value was £46.9 million.

24 Financial liabilities

The group has taken exemption under IFRS 1 from applying the standards IAS 32 and IAS 39 in the comparative period. As a result, comparative information disclosed within this note has not been prepared in accordance with IFRS but in accordance with UK GAAP applicable in the comparative period.

(a) Categories of financial liabilities	Notes	At 31 March 2006 UK £m	US £m	Total £m
Derivative financial liabilities (current and non-current):				
– Financial liabilities designated at fair value through the income statement	(i)	392.5	142.6	535.1
– Hedging derivatives	(ii)	41.2	–	41.2
		433.7	142.6	576.3
Loans and other borrowings (current and non-current):				
– unsecured	(iii)	3,486.5	32.2	3,518.7
– secured	(iii)	–	83.7	83.7
		3,486.5	115.9	3,602.4
Payables	(iv)	1,004.0	274.2	1,278.2
Provisions	(iv)	8.0	33.6	41.6
Obligations under finance leases (current and non-current)	(v)	–	64.7	64.7
		4,932.2	631.0	5,563.2

(i) Included within this category are instruments which, although classified as 'fair value through the income statement', have been transacted for risk mitigation purposes. The fair value of those instruments is derived from quoted market prices, rates from third-party sources and other valuation methods.

(ii) Further detail on hedging derivative instruments is disclosed in Note 25.

(iii) Loans and other borrowings include non-derivative financial liabilities, other than liabilities relating to own use commodity purchases and settled commodity derivatives, which have been accounted for as part of payables. Loans and other borrowings are accounted for at amortised cost. Refer to Note 24(c) for further analysis.

(iv) Balances outwith the scope of IAS 32, principally payments received on account and other amounts not contractually committed, have been excluded. The fair value of payables disclosed above are not materially different from their book values.

(v) Obligation under finance leases comprises the fixed rate non-recourse debt in relation to the US lease portfolio. Maturity analysis is given in Note 27.

24 Financial liabilities continued

(b) Maturity analysis of loans and other borrowings	At 31 March 2006 IFRS Book value £m	Fair value £m	2005 UK GAAP* Book value £m
UK operations			
Within one year, or on demand	**488.6**	**656.1**	
Between one and two years	**25.8**	**25.8**	
Between two and three years	**410.7**	**420.9**	
Between three and four years	**635.8**	**642.8**	
Between four and five years	**50.0**	**51.8**	
More than five years	**1,875.6**	**2,058.4**	
	3,486.5	**3,855.8**	
US operations			
Within one year, or on demand	**34.4**	**34.4**	
Between one and two years	**2.4**	**2.4**	
Between two and three years	**2.5**	**2.5**	
Between three and four years	**2.7**	**2.7**	
Between four and five years	**2.9**	**2.9**	
More than five years	**71.0**	**71.0**	
	115.9	**115.9**	
Total			
Within one year, or on demand	**523.0**	**690.5**	553.4
Between one and two years	**28.2**	**28.2**	213.9
Between two and three years	**413.2**	**423.4**	90.1
Between three and four years	**638.5**	**645.5**	611.7
Between four and five years	**52.9**	**54.7**	1,047.0
More than five years	**1,946.6**	**2,129.4**	3,378.7
	3,602.4	**3,971.7**	5,894.8

Finance leases included within each of the repayment categories listed above for the year ended 31 March 2005 are as follows: within one year or on demand £nil, between one and two years £0.2 million, between two and three years £0.3 million, between three and four years £0.3 million, between four and five years £0.5 million and in more than five years £12.7 million.

The minimum future finance lease payments for the year ended 31 March 2005 are detailed as follows: within one year or on demand £1.7 million, between one and two years £1.8 million, between two and three years £1.9 million, between three and four years £1.9 million, between four and five years £2.0 million and in more than five years £22.7 million. These payments include interest charges allocated to future years of £18.0 million.

* As disclosed in Note 20(c) to the group's Annual Report & Accounts 2004/05.

Notes to the Group Accounts continued

for the year ended 31 March 2006

24 Financial liabilities continued

(c) Analysis of loans and other borrowings by instrument and maturity

Analysis by instrument and maturity	Notes	Weighted average interest rate 2006	Weighted average interest rate 2005*	2006 IFRS 2007 £m	2006 IFRS 2008 £m	2006 IFRS 2009 £m	2006 IFRS 2010 £m	2006 IFRS 2011 £m	2006 IFRS Thereafter £m	2006 IFRS Book value Total £m	2006 IFRS Fair value £m	2005 UK GAAP Book value* £m
Unsecured debt of UK operations												
Uncommitted bank loans	(i)	**4.7%**	4.2%	7.1	–	–	–	–	–	**7.1**	**7.1**	7.2
Medium-term notes/private placements	(ii)	**5.7%**	5.8%	100.0	25.8	102.2	21.2	–	612.9	**862.1**	**955.1**	963.6
Loan notes		**4.8%**	4.8%	–	–	–	–	–	–	–	–	1.1
European Investment Bank loans	(iii)	**5.8%**	5.9%	–	–	50.2	98.0	50.0	–	**198.2**	**202.4**	199.2
Variable rate Australian dollar bond 2011	(iv)	**5.3%**	5.4%	–	–	–	–	–	262.2	**262.2**	**274.2**	235.1
4.000% US dollar convertible bonds	(v)	**4.4%**	4.4%	381.5	–	–	–	–	–	**381.5**	**548.7**	365.4
5.250% deutschmark bond 2008	(vi)	**6.8%**	6.8%	–	–	258.3	–	–	–	**258.3**	**268.0**	246.1
6.625% euro-sterling bond 2010	(vii)	**6.7%**	6.7%	–	–	–	200.9	–	–	**200.9**	**211.2**	198.8
4.910% US dollar bond 2010	(viii)	**5.0%**	5.0%	–	–	–	315.7	–	–	**315.7**	**309.8**	289.9
5.375% US dollar bond 2015	(viii)	**5.1%**	5.1%	–	–	–	–	–	344.2	**344.2**	**335.7**	325.1
8.375% euro-sterling bond 2017	(vii)	**8.5%**	8.5%	–	–	–	–	–	204.9	**204.9**	**252.7**	198.0
6.750% euro-sterling bond 2023	(vii)	**6.8%**	6.8%	–	–	–	–	–	251.6	**251.6**	**296.5**	247.3
5.810% US dollar bond 2025	(viii)	**5.9%**	5.9%	–	–	–	–	–	199.8	**199.8**	**194.4**	183.5
				488.6	25.8	410.7	635.8	50.0	1,875.6	**3,486.5**	**3,855.8**	3,460.3
Unsecured debt of US operations												
Bank overdrafts	(i)	–	–	1.4	–	–	–	–	–	**1.4**	**1.4**	20.5
Commercial paper	(ix)	–	2.9%	–	–	–	–	–	–	–	–	248.0
Pollution control revenue bonds	(x)	–	2.5%	–	–	–	–	–	–	–	–	178.7
Finance leases	(xi)	–	11.9%	–	–	–	–	–	–	–	–	14.0
Other borrowings	(xii)	**4.4%**	2.9%	30.8	–	–	–	–	–	**30.8**	**30.8**	9.8
				32.2	–	–	–	–	–	**32.2**	**32.2**	471.0
Unsecured debt				520.8	25.8	410.7	635.8	50.0	1,875.6	**3,518.7**	**3,888.0**	3,931.3
Secured debt of US operations												
First mortgage and collateral bonds	(xiii)	–	7.0%	–	–	–	–	–	–	–	–	1,636.5
Pollution control revenue bonds	(x)	–	3.3%	–	–	–	–	–	–	–	–	209.7
Other secured borrowings	(xiv)	**7.1%**	6.9%	2.2	2.4	2.5	2.7	2.9	71.0	**83.7**	**83.7**	117.3
Secured debt				2.2	2.4	2.5	2.7	2.9	71.0	**83.7**	**83.7**	1,963.5
Total debt				**523.0**	**28.2**	**413.2**	**638.5**	**52.9**	**1,946.6**	**3,602.4**	**3,971.7**	5,894.8

* As disclosed in Note 20(a) to the group's Annual Report & Accounts 2004/05.

Weighted average interest rates in the analysis above take into account the effect of interest rate swaps and currency swaps used to convert underlying debt into sterling and the effect of price hedging.

(i) Bank overdrafts and uncommitted short-term borrowings

For short-term borrowings (overdrafts and uncommitted bank loans) the book value approximates the fair value because of their short maturities.

(ii) Medium-term notes/private placements

Scottish Power plc and Scottish Power UK plc have an established joint US$7.0 billion euro-medium-term note programme. Scottish Power plc has not yet issued under the programme. Paper is issued in a range of currencies and swapped back into sterling. As at 31 March 2006, maturities range from 1 to 34 years. The fair value of those medium-term loans/placements as at 31 March 2006 has been calculated as £955.1 million. The fair value has been calculated by discounting the estimated cash flows at the appropriate market discount rate.

Some of those notes (total value of £300.0 million) contain a 'Loss of licences' covenant that will require repayment of the outstanding amount should the UK group lose all of its electricity licences (distribution, transmission and supply licences). The notes can be redeemed by the group with 30 to 90 days' notice in case of unfavourable and unavoidable change in the UK tax laws impacting on the note payments.

(iii) European Investment Bank ("EIB") loans

These loans incorporate agreements with various interest rates and maturity dates. The maturity dates of these arrangements range from 2009 to 2011. The fair values of the European Investment Bank loans at 31 March 2006 have been calculated by discounting their future cashflows at market rates adjusted to reflect the redemption adjustments allowed under each agreement.

(iv) Variable rate Australian dollar bond 2011

The bond has been issued by Scottish Power UK plc. The bond's fair value at 31 March 2006 has been estimated using quoted market prices converted at the spot rate of exchange as appropriate. The bond contains a 'Loss of licences' covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences). The bond contains an early redemption option where the group can choose to repay the principal amount and accrued interest at any time by giving 30 to 90 days' notice to the lender.

24 Financial liabilities continued

(v) US dollar convertible bonds

Scottish Power Finance (Jersey) Limited ("the issuer") has issued US$700 million 4% step-up perpetual subordinated convertible bonds guaranteed by Scottish Power plc. The bonds are convertible into redeemable preference shares of the issuer which will be exchangeable immediately on issuance for ordinary shares in Scottish Power plc. The Exchange Price was initially set at £4.60 but will be subject to change on the occurrence of certain events set out in the Offering Circular, including payments of dividends greater than amounts set out in the bond agreement, capital restructuring and change of control. Subsequent to 31 March 2006 and, as a result of the return of cash to shareholders, the Exchange Price has been adjusted to £4.544. The exchange rate to be used to convert US dollar denominated preference shares into sterling is 1.6776. Conversion of the bonds into shares is at the option of the bondholders. During the period up to 3 July 2011, they can opt to convert the bonds into preference shares of the issuer which are immediately exchangeable into ordinary shares of Scottish Power plc. If the bonds remain outstanding after 10 July 2011, they will bear interest at the rate of 4% per annum above the London Interbank Offer Rate for three month US dollar deposits. The bonds are perpetual, so there is no fixed redemption date. There are, however, occasions where redemption may occur. The issuer may redeem the bonds: i) if, after 10 July 2009, for the preceding 30 dealing days the average of the middle market quotations of any ordinary share has been at least 130% of the average Exchange Price; ii) if, at any time, conversion rights have been exercised and/or purchases effected in respect of 85% or more in principal amount of the bonds; or iii) at any time after 10 July 2011, provided all the outstanding bonds are redeemed. Under ii) and iii), the redemption amount will be principal value plus accrued, unpaid interest. Under i), the redemption will be by way of issue of shares. The bondholders may require redemption if an offer is made to the shareholders of Scottish Power plc to buy their shares in the company. The redemption amount will be principal value plus accrued, unpaid interest.

The fair value of the liability component of these bonds has been estimated by discounting the related future cash flows at a market rate. The derivative component relating to the conversion option of this bond has been valued and is accounted for within Derivative Financial Instruments on the balance sheet.

The bond also contains a "Loss of licences" covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences).

In the light of evolving practice, the group has changed the classification of its convertible bonds from Non-current liabilities to Current liabilities and restated comparative figures accordingly. The bonds are perpetual and have no fixed redemption date; although they can be redeemed in limited circumstances. Bondholders can convert into ordinary shares of Scottish Power plc at any time and, therefore, the bonds meet the definition of current liabilities in IAS 1 'Presentation of Financial Statements' and the IASB's Framework for the Preparation and Presentation of Financial Statements.

(vi) Deutschmark bond

The bond has been issued by Scottish Power UK plc. The bond's fair value at 31 March 2006 has been estimated using quoted market prices converted at the spot rate of exchange as appropriate. The bond also contains a "Loss of licences" covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences). The bond contains an early redemption option where the group can repay it with 30 to 90 days' notice in case of unfavourable and unavoidable change in the UK tax laws impacting on the bond payments.

(vii) Euro-sterling bonds

These are quoted euro bonds with various maturities. Their fair values at 31 March 2006 are based on their quoted closing clean market price converted at the spot rate of exchange as appropriate. The bonds also contain a 'Loss of licences' covenant that will require repayment of the entire debt should the UK group lose all of its electricity licences (distribution, transmission and supply licences). The bonds also contain early redemption options where the group can repay them with 30 to 90 days' notice in case of an unfavourable and unavoidable change in the UK tax laws impacting on the bond payments. The sterling bond due 2017 can also be redeemed at any time by the group at the higher of principal amount or Redemption Price (as determined by Midland Bank plc) on giving 30 to 90 days' notice to the lender. In a similar way the sterling bond due 2023 can be redeemed on giving 30 to 45 days' notice at the higher of principal amount or Redemption Price.

(viii) US dollar 4.0 billion US shelf registration

In March 2005, Scottish Power plc established a US$4.0 billion US shelf registration for the issuance of debt and other securities. An inaugural issue of $1.5 billion of bonds was made during March 2005. These bonds were split into three maturities of 5, 10 and 20 years, with respective notional values being $550 million, $600 million and $350 million. The bonds' fair value at 31 March 2006 has been estimated using quoted market prices converted at the spot rate of exchange as appropriate.

(ix) Commercial paper

Scottish Power UK plc has an established US$2.0 billion (2005 US$2.0 billion) euro-commercial paper programme. Paper was issued in a range of currencies and swapped back into sterling. As at 31 March 2005, PacifiCorp had a $1.5 billion domestic commercial paper programme. No issues are outstanding under the Scottish Power UK plc programme or have been made under this programme since April 2002. As at 31 March 2005, PacifiCorp had borrowings of £248.0 million under its commercial paper programme. Amounts borrowed under commercial paper programmes are repayable in less than one year. There was no commercial paper outstanding as at 31 March 2006.

(x) Pollution control revenue bonds

These were bonds issued by qualified tax exempt entities to finance, or refinance, the cost of certain pollution control, solid waste disposal and sewage facilities. As at 31 March 2005, PacifiCorp had entered into agreements with the issuers pursuant to which PacifiCorp received the proceeds of the issuance and agreed to make payments sufficient to pay principal of, interest on, and certain additional expenses. The interest on the bonds was not subject to federal income taxation for most bondholders. In some cases, PacifiCorp issued first mortgage and collateral bonds as collateral for repayment.

(xi) Finance leases

These are facility leases that were accounted for as capital leases, maturity dates range from 2014 to 2022.

(xii) Other unsecured borrowings

The book value of other unsecured borrowings equates to their fair value because of their short maturities.

(xiii) First mortgage and collateral bonds

First mortgage and collateral bonds of PacifiCorp may be issued in amounts limited by its Domestic Electric operation's property, earnings and other provisions of the mortgage indenture. A floating charge at 31 March 2005 over approximately US$13.1 billion of the eligible assets (based on original costs) of PacifiCorp was used as collateral for PacifiCorp's first mortgage and collateral trust bonds.

(xiv) Other secured borrowings

Included within other secured borrowings is ScottishPower's share of debt in a joint arrangement for the Klamath Co-Generation plant. The borrowings of the joint arrangement are the subject of a guarantee, for US$60.0 million, provided by Scottish Power Holdings Inc. (formerly PacifiCorp Holdings Inc.) in respect of second lien revenue bonds. The fair value of those borrowings is £83.7 million.

Notes to the Group Accounts continued
for the year ended 31 March 2006

24 Financial liabilities continued

Maturity horizons by currency of loans and other borrowings	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Thereafter £m	Total £m	Fair value £m
Fixed rate (GBP)	100.0	25.8	55.0	249.0	50.0	809.7	**1,289.5**	**1,447.9**
Weighted average interest rate (GBP)	6.5%	6.7%	5.5%	6.5%	5.8%	6.4%	6.4%	
Fixed rate (USD) - UK group	381.5	-	-	315.7	-	596.9	**1,294.1**	**1,444.1**
Weighted average interest rate (USD) - UK group	4.0%	-	-	5.0%	-	5.5%	4.9%	
Fixed rate (USD) - US group	2.2	2.4	2.5	2.7	2.9	71.0	**83.7**	**83.7**
Weighted average interest rate (USD) - US group	7.1%	7.1%	7.1%	7.1%	7.1%	7.1%	7.1%	
Fixed rate (EUR)	-	-	299.1	-	-	-	**299.1**	**308.9**
Weighted average interest rate (EUR)	-	-	5.2%	-	-	-	5.2%	
Index-linked (GBP)	-	-	-	-	-	206.8	**206.8**	**245.8**
Weighted average interest rate (GBP)	-	-	-	-	-	RPI+3.5%	RPI+3.5%	
Variable rate (GBP)	7.1	-	30.0	57.0	-	-	**94.1**	**94.1**
Weighted average interest rate (GBP)	2m LIBOR	-	6m LIBOR	3m LIBOR	-	-	4m LIBOR	
Variable rate (USD) - UK group	-	-	20.2	-	-	-	**20.2**	**20.1**
Weighted average interest rate (USD) - UK group	-	-	3m $LIBOR	-	-	-	3m $LIBOR	
Variable rate (USD) - US group	32.2	-	-	-	-	-	**32.2**	**32.2**
Weighted average interest rate (USD) - US group	1m LIBOR	-	-	-	-	-	1m LIBOR	
Variable rate (AUD)	-	-	-	-	-	262.2	**262.2**	**274.2**
Weighted average interest rate (AUD)	-	-	-	-	-	3m BBSW	3m BBSW	
Variable rate (EUR)	-	-	6.4	14.1	-	-	**20.5**	**20.7**
Weighted average interest rate (EUR)	-	-	3m LIBOR	6m LIBOR	-	-	5m LIBOR	
Total debt	**523.0**	**28.2**	**413.2**	**638.5**	**52.9**	**1,946.6**	**3,602.4**	**3,971.7**

The disclosures represent the interest profile and currency profile of financial liabilities before the impact of derivative hedging instruments.

The average variable rates above, LIBOR, exclude margins. LIBOR is the Sterling London Inter Bank Offer Rate. $LIBOR is the US dollar London Inter Bank Offer Rate.

GBP - Pounds Sterling, USD - American Dollars, CAD - Canadian Dollars, DKK - Danish Krone, EUR - Euros, JPY - Japanese Yen, AUD - Australian Dollars. BBSW is the Australian Bank Bill Rate.

Reference to "m" in "m LIBOR" represents months.

24 Financial liabilities continued

(d) Interest rate analysis of loans and other borrowings	Note	At 31 March 2006 IFRS GBP £m	USD £m	Total £m	At 31 March 2005 UK GAAP GBP £m	USD £m	Total £m
Fixed rate borrowings		**1,487.7**	**665.0**	**2,152.7**	1,285.4	2,995.1	4,280.5
Floating rate borrowings	(i)	**1,417.5**	**32.2**	**1,449.7**	1,010.9	603.4	1,614.3
		2,905.2	**697.2**	**3,602.4**	2,296.3	3,598.5	5,894.8

(i) Based on the floating rate treasury debt of £1,449.7 million at 31 March 2006 (2005 £1,614.3 million), a 100 basis point change in interest rates would result in a £14.5 million change in profit before tax for the year (2005 £16.1 million).

	Weighted average interest rate at which borrowings are fixed/capped				Weighted average period for which interest is fixed/capped			
	At 31 March 2006 IFRS		At 31 March 2005 UK GAAP		At 31 March 2006 IFRS		At 31 March 2005 UK GAAP	
	GBP %	USD %	GBP %	USD %	GBP Years	USD Years	GBP Years	USD Years
Fixed rate borrowings	**5.6**	**4.6**	6.7	6.1	**6**	**8**	10	10

All amounts in the analysis above take into account the effect of interest rate swaps and currency swaps used to convert underlying debt into sterling. This does not include currency swaps used as part of the hedging of the US net investment. Floating rate borrowings bear interest at rates based on LIBOR, certificate of deposit rates, interbank borrowing rates, prime rates or other short-term market rates. The average interest rate on short-term borrowings as at 31 March 2006 were as follows: GBP 4.7%, USD 4.8% (2005 4.7% and 2.9% respectively).

(e) Borrowing facilities

The group has the following undrawn committed borrowing facilities at 31 March 2006 in respect of which all conditions precedent have been met. The facility was renegotiated on 20 December 2005. All facilities are floating rate facilities. The ability to draw on these facilities is governed by certain covenants relating to the performance of the group relative to its interest and dividend payments as well as the group's gearing. None of these covenants have been breached in the course of the year or at the year end.

	At 31 March 2006 IFRS £m	At 31 March 2005 UK GAAP £m
Expiring between two and five years	**500.0**	952.4

Commitment fees on the above facilities were as follows: UK Operations £1.7 million (2005 £1.8 million); US Operations £nil (2005 £0.6 million).

(f) Fair value of financial instruments

Information required under UK GAAP for the year ended 31 March 2005 relating to the fair value of financial instruments is set out below.

	At 31 March 2005 UK GAAP Book amount £m	Fair value £m
Short-term debt and current portion of long-term debt	547.1	547.1
Long-term debt	5,376.3	5,818.4
Cross-currency swaps	(28.6)	(44.9)
Total debt	5,894.8	6,320.6
Interest rate swaps	(4.1)	(31.7)
Interest rate swaptions	2.6	1.5
Forward contracts	(46.4)	(81.0)
Net investment forward contracts	(39.9)	(28.1)
Net investment cross-currency swaps	(80.3)	(76.5)
Energy hedge contracts	–	(31.8)
Energy trading contracts	(5.7)	(5.7)
Total financial instruments	5,721.0	6,067.3

Notes to the Group Accounts continued
for the year ended 31 March 2006

24 Financial liabilities continued

The assumptions used to estimate fair values of financial instruments at 31 March 2005 are summarised below:

(i) For short-term borrowings (uncommitted borrowing, commercial paper and short-term borrowings under the committed facilities), the book value approximates to fair value because of their short maturities.

(ii) The fair values of all quoted euro bonds are based on their closing clean market price converted at the spot rate of exchange as appropriate.

(iii) The fair values of the EIB loans have been calculated by discounting their future cash flows at market rates adjusted to reflect the redemption adjustments allowed under each agreement.

(iv) The fair values of unquoted debt have been calculated by discounting the estimated cash flows for each instrument at the appropriate market discount rate in the currency of issue in effect at the balance sheet date.

(v) The fair values of the sterling interest rate swaps and sterling forward rate agreements have been estimated by calculating the present value of estimated cash flows.

(vi) The fair values of the sterling interest rate swaptions are estimated using the sterling yield curve and implied volatilities as at 31 March 2005.

(vii) The fair values of the cross-currency swaps have been estimated by adding the present values of the two sides of each swap. The present value of each side of the swap is calculated by discounting the estimated future cash flows for that side, using the appropriate market discount rates for that currency in effect at the balance sheet date.

(viii) The fair values of the forward contracts are estimated using market forward exchange rates on 31 March 2005.

(ix) The fair values of electricity and gas forwards and futures are estimated using market forward commodity price curves as at 31 March 2005.

(x) The fair values of weather derivatives have been estimated assuming for water related derivatives a normal water year in several water basins, and for temperature related derivatives, a normal daily high temperature of certain cities in the US.

(g) Fair value of financial assets and liabilities held for trading

Information required under UK GAAP for the year ended 31 March 2005 relating to the fair value of financial assets and liabilities held for trading is set out below.

	2005 UK GAAP £m
Net realised and unrealised gains included in profit and loss account	10.5
Fair value of financial assets held for trading at 31 March 2005	33.1
Fair value of financial liabilities held for trading at 31 March 2005	(27.4)

In the UK and US a limited amount of proprietary trading within the limits and guidelines of the risk management framework is undertaken. The transactions included in the table above consist of forward purchase and sale contracts of electricity and forward purchase and sale contracts of gas and gas futures contracts. These contracts were marked to market value using externally derived market prices and any gain or loss arising was recognised in the profit and loss account.

(h) Currency exposures

Information required under UK GAAP for the year ended 31 March 2005 relating to currency exposure is set out below.

The group uses forward contracts, cross-currency interest rate swaps and borrowings in foreign currencies to mitigate the currency exposures arising from its net investments overseas. Gains and losses arising on net investments overseas and the forward contracts, cross-currency interest rate swaps and foreign currency borrowings used to hedge the currency exposures are recognised in the Statement of Recognised Income and Expense.

Other than the transactions referred to above, the group did not hold material net monetary assets or liabilities in currencies other than functional currency at 31 March 2005.

25 Hedging and derivative instruments

Hedging activities are undertaken by the group to manage risk exposure in three main areas: Energy Market Risk, Credit Risk and Treasury Management.

Energy Market Risk

The group is exposed to market risk associated with fluctuations in the market price of electricity and generation fuel compounded by volumetric risk caused by unplanned changes in the load and output of its portfolio of generation assets. The risk management policies are implemented at the business level with the oversight of the businesses' Risk Management committees. The businesses which are exposed to and therefore undertake activities to manage energy market risk are Energy Retail & Wholesale and PPM Energy.

Energy Retail & Wholesale

Energy Retail & Wholesale's hedging activities associated with energy market risk are undertaken within the Energy Wholesale function. The strategy of the business is to mitigate the economic risks associated with electricity generation, purchase of fuel and supply of electricity and natural gas to end users in both the wholesale and retail markets and also to optimise the value of the asset portfolio. From a reporting perspective the objective is to report earnings results that are consistent with its operational strategies and hence recognise the earnings effect of financial and non-financial derivative transactions executed to hedge economic business risks in the same period in which the hedged operational activity impacts earnings. The aim is to minimise earnings volatility, which would otherwise be present as a result of fair valuing all derivative contracts under IAS 39. To achieve this objective, where effectiveness documentation and reporting requirements are met, cash flow hedge accounting is applied by designation of a series of derivative trades and deferring in equity the fair value changes of open derivative positions until the period in which forecast transactions occur. A number of contracts do not qualify for own use or hedge accounting under IAS 39 and are therefore wholly or partially fair valued through the income statement.

Cash flow hedging strategies are developed for each of the electricity, natural gas and coal portfolios to hedge the variability in cash flows associated with changes in the market price of each commodity. Forward (fixed price/fixed volume) contracts are designated as hedging instruments in the power and gas hedges, and financial swaps are designated in the coal hedge.

The electricity hedge is in relation to a long-term electricity procurement contract where volumes purchased are based on floating prices, thereby exposing the business to cash flow variability. The cash flows on this contract are expected to occur until March 2011.

The gas and coal hedges relate to the cash flow variability associated with purchases of natural gas and coal at floating prices that are required to meet forecast demand for each commodity. Forecast demand is based on existing customer numbers and historic profiles of demand at levels that are highly probable of occurring. The associated cash flows extend until December 2010 for gas and December 2008 for coal.

The assessment of effectiveness of all hedging relationships currently in place is carried out on a monthly basis as part of the financial reporting cycle. Prospective assessment is carried out at inception of the hedge and on an ongoing basis to verify that the forecast is still highly probable of occurring. Retrospective assessment is also carried out to assess the effectiveness in the period under review. Prospective and retrospective assessment is performed using statistical analysis and the business can apply the hedge accounting rules prescribed by IAS 39 if the hedging relationship passes the criteria of a three-step regression test.

Hedge effectiveness is measured and respective entries recorded in the balance sheet, reserves and income statement on a monthly basis.

PPM Energy

PPM Energy undertakes hedging activities to mitigate the economic risks associated with the purchase, transportation, and storage of natural gas. The instruments utilised for economic hedging include:

- Fixed price financial basis and index swaps for natural gas
- European-style call and put options for natural gas and electricity
- American-style call and put options for natural gas
- Forward fixed price electricity contracts

Under IAS 39 the business has designated cash flow hedges to manage the variability of cash flows resulting from changes in the market price of gas for quantities of natural gas injected (purchased) and withdrawn (sold) from storage and to reduce volatility of earnings. PPM Energy designates forward gas purchase and sale contracts into the gas storage hedging portfolio. The actual injections and withdrawals of gas from storage occur continuously and the associated cash flows occur on a monthly basis.

Hedge effectiveness is measured and respective entries recorded in the balance sheet, reserves and income statement on a monthly basis.

Credit Risk

The group is exposed to both settlement risk (defined as the risk of a counterparty failing to pay for energy and/or services which have been delivered), as well as replacement risk (defined as the risk of incurring additional costs in order to replace a sale or purchase contract following a counterparty default). Credit risk is mitigated by contracting with multiple counterparties and limiting exposure to individual counterparties to clearly defined limits based upon the risk of counterparty default.

Aggregated portfolio risk is monitored and reported by credit risk indices simulations to quantify the value at risk within the existing portfolio.

With the exception of retail customers, the group considers that 100% of its credit risk can be considered to be with counterparties in related energy industries or with financial institutions operating in energy markets. At the counterparty level the group employs specific eligibility criteria in determining appropriate limits for each prospective counterparty and supplements this with netting and collateral agreements including margining, guarantees, letters of credit and cash deposits where appropriate. Counterparty exposures are then monitored on a daily basis.

Notes to the Group Accounts continued
for the year ended 31 March 2006

25 Hedging and derivative instruments continued

Treasury Management
Within the Treasury function the group utilises a number of financial instruments to manage interest rate, foreign currency and value of net investment exposures. The following hedging strategies are currently in place:

Cash flow hedges
Hedging of forecasted interest payments on debt instruments issued by the group: Currently the interest payable on a loan with the European Investment Bank is being hedged to protect the group from variability of cash flows resulting from changes in the interest rates to which the payments are linked. Those payments are designated in a cash flow hedging relationship and are expected to occur quarterly up to the maturity of the loan in 2010. An interest rate swap has been designated as a hedging derivative instrument.

Hedging of forecast interest payments on debt instruments denominated in foreign currencies: The group utilises loans denominated in EUR and in USD. Details on those loans are disclosed in Note 24. The interest payments which the group makes on those debts are subject to cash flow risk arising from changes in the EUR and USD exchange rates. Payments are occurring on a quarterly or semi-annual basis up to the maturities of the loans, which extend to 2008. The group has designated cross-currency interest rate swaps as hedges to those interest and principal payments.

Hedging of asset purchases: The group is subject to cash flow risk relating to the value of forecast purchases of various assets (such as coal and wind turbines) which are denominated in foreign currencies. The risk being hedged relates to changes in the foreign exchange rate of the forecast purchase price. The group enters into forward foreign exchange rate contracts to hedge those risks.

Fair value hedges
Hedging the value of issued sterling debt: The group has issued a number of medium-term loan notes at fixed interest rates. Those have been designated in a hedging relationship with floating for fixed rate swaps as the hedging derivatives. The objective of this hedging strategy is to protect the value of the group's fixed loan notes from changes as a result of fluctuations of the market interest rates.

Hedging the value of cross currency debt: The group has issued debt instruments denominated in EUR, JPY, USD and AUD. The value of the group's liability with respect to those instruments is subject to foreign exchange risk and interest rate risk. As a result the group has entered into cross-currency swaps as hedges and has designated those within a fair value hedging relationship.

Net investment hedges
ScottishPower hedges a proportion of the value of its net investments in its US operations. The risk being hedged is risk of changes in the value of the share of net assets in those operations due to fluctuations of the USD exchange rate. The instruments designated as hedges in the net investment portfolio are cross-currency interest rate swaps, forward USD contracts as well as debt issued in USD.

Other hedging strategies
Hedge assessment for all of the treasury hedging relationships currently in place is done on a quarterly basis. Assessment is done prospectively to verify that the forecast transactions are still highly probable of occurring (for cash flow hedges) as well as retrospectively, to assess the effectiveness in the period under review. Retrospective assessment is performed using the dollar offset approach which compares the change in fair value of the hedging instrument within the hedged item. The changes in fair value of the hedging derivative instruments are compared to the changes in fair value of the hedged items to assess whether a high level of correlation exists between those changes. An effectiveness test result between 80 and 125% means that the group can apply the hedge accounting rules prescribed by IAS 39.

Hedge effectiveness is measured and respective entries recorded in the balance sheet, reserves and income statement on a quarterly basis.

Treasury instruments are valued using quoted market prices only. Swaps and forward agreements are valued against the appropriate market-based curves. Forward price curves are developed using market prices from independent sources for liquid markets and products. No illiquid markets or products are used.

25 Hedging and derivative instruments continued

Analysis of the derivative financial instruments disclosed on the balance sheet is shown below.

(a) Analysis of derivative financial instruments	Notes	Assets	Liabilities	Total 2006 £m
Amounts falling due after more than one year:				
Treasury derivatives		82.6	(38.6)	44.0
Derivative commodity contracts	(i)	519.8	(111.1)	408.7
		602.4	(149.7)	452.7
Amounts falling due within one year:				
Treasury derivatives		41.1	(192.7)	(151.6)
Derivative commodity contracts	(i)	826.4	(233.9)	592.5
		867.5	(426.6)	440.9
	(ii)	1,469.9	(576.3)	893.6
This is analysed by derivative type as follows:				
Fair value of commodity market risk hedging instruments	(b)			820.1
Fair value of treasury risk hedging instruments	(c)			95.8
Fair value of other commodity derivative contracts and embedded derivatives	(d)			181.1
Other treasury derivative contracts	(e)			(203.4)
				893.6

(i) These include derivative commodity contracts which are measured at fair value through the income statement as well as derivative contracts designated in hedging relationships.

(ii) Tables (b) to (e) analyse each of these categories by type and maturity profile.

(b) Fair value of commodity market risk hedging instruments	Notes	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Thereafter £m	Total £m
Cash flow hedges:								
UK operations								
Commodity hedges	(i)	492.2	184.0	105.3	30.4	2.3	–	814.2
US operations								
Hedging of injections and withdrawals of gas from storage								
Forward gas sales and purchases and financial contracts	(ii)	5.9	–	–	–	–	–	5.9
Total		498.1	184.0	105.3	30.4	2.3	–	820.1

Derivatives which have a positive fair value are shown in the table above without brackets.

(i) The fair value of derivative contracts in hedge relationships is determined using published market prices where available and, for illiquid periods, the forward price curves are derived from modelling techniques, which take into account market expectations and information available to all knowledgeable market participants.

(ii) The fair value of forward gas sales and purchases and financial contracts is determined using quoted market prices.

Notes to the Group Accounts continued

for the year ended 31 March 2006

25 Hedging and derivative instruments continued

(c) Fair value of treasury risk hedging instruments	Notes	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Thereafter £m	Total £m
Interest rate swaps	(i)							
Variable to fixed (GBP)		–	–	–	(2.8)	–	–	**(2.8)**
Weighted average pay rate		–	–	–	6.3%	–	–	6.3%
Weighted average receive rate		–	–	–	3m LIBOR	–	–	3m LIBOR
Fixed to variable (GBP)		3.8	0.8	–	7.7	–	10.9	**23.2**
Weighted average pay rate		6m LIBOR	6m LIBOR	–	6m LIBOR	–	6m LIBOR	6m LIBOR
Weighted average receive rate		6.5%	6.7%	–	6.7%	–	8.0%	7.3%
Cross-currency swaps	(ii)							
Receive fixed USD pay variable GBP		–	–	–	–	–	1.7	**1.7**
Weighted average pay rate (GBP)		–	–	–	–	–	6m LIBOR	6m LIBOR
Weighted average receive rate (USD)		–	–	–	–	–	4.6%	4.6%
Receive variable USD pay fixed GBP		–	–	(1.2)	–	–	–	**(1.2)**
Weighted average pay rate (GBP)		–	–	4.9%	–	–	–	4.9%
Weighted average receive rate (USD)		–	–	3m LIBOR	–	–	–	3m LIBOR
Receive variable AUD pay variable GBP		–	–	–	–	–	32.4	**32.4**
Weighted average pay rate (GBP)		–	–	–	–	–	6m LIBOR	6m LIBOR
Weighted average receive rate (AUD)		–	–	–	–	–	3m BBSW	3m BBSW
Receive fixed EUR pay fixed GBP		–	–	10.1	–	–	–	**10.1**
Weighted average pay rate (GBP)		–	–	6.7%	–	–	–	6.7%
Weighted average receive rate (EUR)		–	–	5.3%	–	–	–	5.3%
Receive fixed EUR pay variable GBP		–	–	4.1	–	–	–	**4.1**
Weighted average pay rate (GBP)		–	–	6m LIBOR	–	–	–	6m LIBOR
Weighted average receive rate (EUR)		–	–	5.0%	–	–	–	5.0%
Receive variable EUR pay variable GBP		–	–	0.4	–	–	–	**0.4**
Weighted average pay rate (GBP)		–	–	6m LIBOR	–	–	–	6m LIBOR
Weighted average receive rate (EUR)		–	–	3m LIBOR	–	–	–	3m LIBOR
Receive variable EUR pay variable GBP		–	–	–	1.4	–	–	**1.4**
Weighted average pay rate (GBP)		–	–	–	6m LIBOR	–	–	6m LIBOR
Weighted average receive rate (EUR)		–	–	–	6m EURIBOR	–	–	6m EURIBOR
Receive fixed USD pay variable GBP		–	–	–	0.7	–	0.1	**0.8**
Weighted average pay rate (GBP)		–	–	–	4.6%	–	4.9%	4.7%
Weighted average receive rate (USD)		–	–	–	4.9%	–	5.4%	5.0%
Forward contracts	(iii)							
Buy GBP, sell USD		27.6	10.1	–	–	–	–	**37.7**
Buy USD, sell GBP		(6.7)	(6.0)	–	–	–	–	**(12.7)**
Buy GBP, sell EUR		–	(0.2)	–	–	–	–	**(0.2)**
Buy EUR, sell GBP		0.8	–	–	–	–	–	**0.8**
Buy DKK, sell GBP		0.1	–	–	–	–	–	**0.1**
Total		**25.6**	**4.7**	**13.4**	**7.0**	–	**45.1**	**95.8**

EURIBOR is the Euro European Inter Bank Offer Rate.

The abbreviations contained in the table are defined in Note 24(c). The above table includes derivatives relating to the partial hedging of the net assets of the US operations, hedging interest rate risk and foreign exchange risk on debt issues and hedging foreign exchange risk on a small number of business transactions.

Derivatives which have a positive fair value are shown in the table above without brackets, while derivatives with a negative fair value are shown as bracketed.

(i) The fair values of the sterling interest rate swaps have been estimated by calculating the present value of estimated cash flows.

(ii) The fair values of the cross-currency interest rate swaps have been estimated by adding the present values of the two sides of each swap. The present value of each side of the swap is calculated by discounting the estimated future cash flows for that side, using the appropriate market discount rates for that currency in effect at the balance sheet date.

(iii) The fair values of the forward contracts are estimated using quoted market forward exchange rates as at 31 March 2006.

25 Hedging and derivative instruments continued

(d) Fair value of other commodity derivative contracts and embedded derivatives

	Notes	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Thereafter £m	Total £m
Energy forwards and futures	(i)	(52.7)	(1.2)	(6.5)	(6.0)	(3.5)	0.1	**(69.8)**
Structured contracts	(ii)	139.6	85.4	50.0	18.7	4.5	(19.1)	**279.1**
Other	(iii)	7.5	(5.7)	(5.4)	(6.4)	(4.4)	(13.8)	**(28.2)**
Total		**94.4**	**78.5**	**38.1**	**6.3**	**(3.4)**	**(32.8)**	**181.1**

Listed above are contracts which are derivatives and do not qualify for own use exemption under IAS 39. Also included are embedded derivative elements in non-derivative commodity contracts accounted for on an accruals basis, which are required to be valued separately, as well as entire commodity contracts, including their derivative components, which have been fair valued due to the fact that embedded derivatives could not be separated. The fair values of the above derivative instruments have been calculated following the methods and assumptions outlined for the designated hedging instruments above, with the exception of the following other derivative contracts, which have been valued as indicated below.

(i) Included in this category are instruments which are held for trading and others which, although classified as fair value through the income statement, have been transacted for risk mitigation purposes. The fair value of those instruments is derived from published market prices from third party sources and other valuation techniques.

(ii) The fair value of structured, long-term commodity contracts is calculated using published market prices and other forecast prices which are based on models and other valuation methods.

(iii) Included within this category are other non-standard derivative contracts and embedded derivatives in own use commodity contracts which are required to be valued separately. Non-standard derivatives have been valued using published market prices from third party sources. Embedded derivatives in own use commodity contracts have been valued using the with and without approach. This means that the contract has been valued as a whole and also as a stand-alone contract excluding the derivative component. The difference between those two valuations has been determined to be the value of the derivative component.

(e) Other treasury derivative contracts	Notes	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Thereafter £m	Total £m
Interest rate swaps								
Fixed to index-linked (GBP)		–	–	–	–	–	(23.1)	**(23.1)**
Weighted average pay rate		–	–	–	–	–	3.35 x RPI	3.35 x RPI
Weighted average receive rate		–	–	–	–	–	6.2%	6.2%
Fixed to variable (GBP)		1.0	–	–	–	–	–	**1.0**
Weighted average pay rate		6m LIBOR	–	–	–	–	–	6m LIBOR
Weighted average receive rate		5.3%	–	–	–	–	–	5.3%
Variable to fixed (GBP)		–	(0.8)	–	–	–	(1.8)	**(2.6)**
Weighted average pay rate		–	6.6%	–	–	–	5.5%	5.8%
Weighted average receive rate		–	6m LIBOR	–	–	–	3m LIBOR	3m LIBOR
Variable to variable (GBP)		–	–	1.0	0.2	–	–	**1.2**
Weighted average pay rate		–	–	6m LIBOR	6m LIBOR	–	–	6m LIBOR
Weighted average receive rate	(i)	–	–	CMS[1]	CMS[2]	–	–	CMS[2]
Swaptions								
Variable to fixed (GBP)	(ii)	–	–	–	–	–	(2.5)	**(2.5)**
Weighted average pay rate		–	–	–	–	–	4.3%	4.3%
Weighted average receive rate		–	–	–	–	–	6m LIBOR	6m LIBOR
Forward contracts								
Buy GBP, sell USD		(0.5)	0.1	–	–	–	–	**(0.4)**
Buy USD, sell GBP		4.6	0.2	–	–	–	–	**4.8**
Buy CAD, sell USD		–	0.2	–	–	–	–	**0.2**
Buy USD, sell CAD		0.5	–	–	–	–	–	**0.5**
Buy DKK, sell USD		–	0.2	–	–	–	–	**0.2**
Buy JPY, sell USD		–	0.1	–	–	–	–	**0.1**
Other contracts								
Embedded derivative on convertible bonds		(182.8)	–	–	–	–	–	**(182.8)**
Total		**(177.2)**	–	**1.0**	**0.2**	–	**(27.4)**	**(203.4)**

The fair values of the above derivative instruments have been calculated in accordance with the methods and assumptions outlined for the designated hedging instruments above, with the exception of the following other derivative contracts, which have been valued as indicated below.

The above derivative instruments represent derivative instruments that do not qualify for hedge accounting under IAS 39 and embedded derivatives.

(i) CMS[1] – Interest received floats on a 10-year swap rate with a base minimum of 3.5%; CMS[2] – interest received floats on 10-year swap rate. CMS refers to constant maturity swaps.

(ii) The fair values of the sterling interest rate swaptions are estimated using the sterling yield curve and implied volatilities as at 31 March 2006.

Notes to the Group Accounts continued
for the year ended 31 March 2006

25 Hedging and derivative instruments continued

(f) Total fair value of hedging and derivative contracts and embedded derivatives at 31 March 2006

	Notes	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Thereafter £m	Total £m
Energy Retail & Wholesale		587.9	267.2	150.6	38.1	(5.3)	(36.7)	1,001.8
PPM Energy		4.6	(4.7)	(7.2)	(1.4)	4.2	3.9	(0.6)
Treasury	(i)	(151.6)	4.7	14.4	7.2	–	17.7	(107.6)
Total		**440.9**	**267.2**	**157.8**	**43.9**	**(1.1)**	**(15.1)**	**893.6**
Valued based on actively quoted market prices and rates from third party sources	(ii)	291.3	160.3	62.6	5.8	4.2	20.0	544.2
Valued based on models and other valuation methods	(iii)	149.6	106.9	95.2	38.1	(5.3)	(35.1)	349.4
		440.9	**267.2**	**157.8**	**43.9**	**(1.1)**	**(15.1)**	**893.6**

Derivatives which have a positive fair value are shown in the table above without brackets, while derivatives with a negative fair value are shown as bracketed.

(i) Included in this category is the embedded derivative within the 4% US$ convertible bonds. For further details see Note 24(c)(v).

(ii) Included within this category are derivative contracts which are traded in active markets and for which published market price and rate information is available for the whole contract term.

(iii) This category principally includes commodity purchase contracts which extend over liquid and illiquid periods. The liquid periods for power and gas extend to March 2008 and June 2009, respectively. Fair values for these contracts have been calculated utilising forward price curves for illiquid periods which have been developed internally using various models and assumptions that are intended to simulate expected market price levels. Given the proportionately small element of these contracts that falls within the illiquid period, any range of reasonably possible alternative assumptions applied to power and gas prices is unlikely to have a significant impact on contract fair values. For indicative purposes, a 1% movement in commodity prices in the illiquid period would result in an approximately £1.2 million impact on reported fair values.

The weighted average term for the commodity trading portfolio is 1.8 years. The maximum term of any contract is 10.5 years.

The weighted average term of the treasury trading portfolio at year end is 3.8 years. The weighted average term of the hedging derivative instruments is 3.6 years. The maximum term of any contract is 24 years.

26 Effect of hedging and derivative instruments on the results

The group has taken exemption under IFRS 1 from applying the standards IAS 32 and IAS 39 in the comparative period. Accordingly no comparative information is disclosed within footnote (a). Comparative information prepared in accordance with UK GAAP applicable in the comparative period is set out in footnote (b).

(a) An analysis of the effect of hedging and derivative financial instruments on the income statement is given below:

	Notes	2006 £m
Continuing operations		
Fair value gains on operating derivatives:		
Cash flow hedges		
Losses on ineffective hedging recognised in the year	(i)	(3.3)
Effect of other derivative instruments and fair value contracts		
Losses on other derivative market instruments classified as held for trading	(ii)	(9.5)
Gains on structured contracts		111.8
Losses on embedded derivative components in non-derivative instruments		(13.7)
		85.3
Continuing operations		
Fair value losses on financing derivatives:		
Gains on other derivative instruments		9.7
Losses on embedded derivative components in non-derivative instruments		(125.1)
		(115.4)
Discontinued operations		
Fair value gains on operating derivatives:		
Gains on other derivative market instruments classified as held for trading		64.6
		64.6
Discontinued operations		
Fair value losses on financing derivatives:		
Losses on other derivative instruments		(13.5)
Net investment hedges		
Loss following de-designation of net investment hedges	(iii)	(46.1)
		(59.6)
Other items		
Fair value hedges		
Movements to the fair value of hedging instruments recorded in the year	(iv)	1.5
Movements to the fair value of a hedged item recorded in the year	(v)	(3.2)
Amortisation of movements in fair value of hedged items	(vi)	1.2
		(0.5)
Cash flow hedges		
Gains removed from equity and recognised in the year	(vii)	496.4
		496.4
Total		470.8

26 Effect of hedging and derivative instruments on the results continued

(i) These amounts relate to cumulative changes in the fair value of hedging instruments, which have more than offset the cash flow movements on the hedged items. In accordance with IAS 39 the excess gain/loss has been recorded in the income statement classified as 'Fair value gains on operating derivatives'. Refer to Note 1(d).

(ii) This is the impact on the income statement of amounts valued using models and valuation methods as described in Note 25(f).

(iii) These amounts relate to the loss following de-designation of net investment hedges arising from the group's US dollar hedging programme relating to PacifiCorp's net assets on 1 April 2005. Refer to Note 9(c).

(iv) The adjustments relate to the change in fair value of the financial fixed and floating ISDA swaps entered into to hedge the fair value of the coal stock held by the group and a change in fair value of the cross-currency and interest rate swaps entered into to hedge the fair value of foreign currency and sterling debt.

(v) The adjustments relate to a change in fair value of the coal stock held by the group as well as a change in the fair value of foreign currency and sterling denominated debt, which have been designated as hedged items in fair value hedging relationships.

(vi) The charge for the year relates to amortisation of previously recorded movements in the fair value of hedged items designated in fair value hedging relationships.

(vii) The amount relates to gains and losses on the effective portions of cash flow hedges which have previously been deferred in equity which have been transferred to the income statement in the current year to match timing of occurrence of the hedged cash flows or where hedged forecasted cash flows are no longer expected to occur. The ineffective portions of cash flow hedges are dealt with in (i) above.

(b) Comparative information

The group has taken exemption under IFRS 1 from applying the standards IAS 32 and IAS 39 to the comparative period. The comparatives relating to hedging and derivative instruments for the year ended 31 March 2005 are presented below under UK GAAP in accordance with the disclosure requirements of FRS 13 – Financial Reporting Standard 13 'Derivatives and other financial instruments'.

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Note	2005 UK GAAP Gains £m	Losses £m	Total net gains/(losses) £m
Unrecognised gains and (losses) on hedges at 1 April 2004		181.0	(112.6)	68.4
Transfer from gains to losses	(i)	–	–	–
Transfer from losses to gains	(i)	(28.2)	28.2	–
(Gains) and losses arising in previous years that were recognised in 2004/05		(22.2)	10.4	(11.8)
Gains and (losses) arising before 1 April 2004 that were not recognised in 2004/05		130.6	(74.0)	56.6
Gains and (losses) arising in 2004/05 that were not recognised in 2004/05		32.5	39.9	72.4
Unrecognised gains and (losses) on hedges at 31 March 2005		163.1	(34.1)	129.0
(Losses) and gains expected to be recognised in 2005/06		(26.6)	6.2	(20.4)
Gains and (losses) expected to be recognised in 2006/07 or later		136.5	(27.9)	108.6

(i) Figures in the table above are calculated by reference to the 31 March 2005 fair value of the derivative concerned.

The analysis above excludes any gains and losses in respect of the net investment cross-currency swaps and net investment forward contracts and losses of £17.6 million relating to certain other forward contracts as gains and losses arising on these contracts would have been recognised in the statement of total recognised gains and losses.

27 Obligations under finance leases

	2006 £m	2005 £m
Finance leases are repayable as follows:		
Current	**6.7**	14.5
Non-current	**58.0**	158.8
	64.7	173.3

	2006 £m	2005 £m
Finance lease liabilities – minimum lease payments:		
Within one year	**13.2**	33.7
Between one and five years	**52.1**	125.1
More than five years	**27.3**	129.9
	92.6	288.7
Future finance charges on finance leases	**(27.9)**	(115.4)
Present value of finance lease liabilities	**64.7**	173.3
The present value of finance lease liabilities is as follows:		
Within one year	**6.7**	14.5
Between one and five years	**33.9**	66.0
More than five years	**24.1**	92.8
	64.7	173.3

The group enters into finance leases principally in respect of its US aircraft portfolio. These lease obligations are non-recourse to the group. The finance leases have maturity dates ranging from 2008 to 2015. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

Notes to the Group Accounts continued
for the year ended 31 March 2006

28 Trade and other payables

	Note	2006 £m	2005 £m
(a) Current payables:			
Trade payables	(i)	**201.9**	134.5
Other taxes and social security		**23.5**	45.0
Payments received on account		**94.5**	48.6
Capital payables and accruals		**114.2**	149.7
Other payables		**45.4**	268.1
Accrued expenses		**890.2**	987.0
		1,369.7	1,632.9
(b) Non-current payables:			
Other payables		**36.6**	2.7
		36.6	2.7
		1,406.3	1,635.6

(i) Trade payables include amounts due on commodity activities. The group has posted amounts of collateral with respect to certain of those liabilities. The value of such collateral posted at 31 March 2006 is £140.8 million.

29 Deferred tax

Deferred tax provided in the Accounts is as follows:

	Provided 2006 £m	Provided 2005 £m
Accelerated capital allowances	**649.5**	1,274.5
Other temporary differences	**173.8**	(113.1)
	823.3	1,161.4

	Notes	Accelerated capital allowances £m	Other timing differences £m	Total £m
Deferred tax provided at 1 April 2004		1,219.5	(188.9)	1,030.6
Charge to income statement		54.3	77.2	131.5
Acquisitions		17.1	16.7	33.8
Exchange		(18.3)	0.8	(17.5)
Other movements		1.9	(18.9)	(17.0)
Deferred tax provided at 1 April 2005		1,274.5	(113.1)	1,161.4
Increase arising on implementation of IAS 39	(a)	–	109.6	109.6
Deferred tax provided at 1 April 2005 – as restated		1,274.5	(3.5)	1,271.0
Transferred to liabilities classified as held for sale	(b)	(718.0)	201.8	(516.2)
		556.5	198.3	754.8
Charge/(credit) to income statement – continuing operations		45.1	(110.5)	(65.4)
Exchange		47.9	(4.7)	43.2
Recorded in the Statement of Recognised Income and Expense	(c)	–	90.7	90.7
Deferred tax provided at 31 March 2006		**649.5**	**173.8**	**823.3**

(a) On the implementation of IAS 39 on 1 April 2005, certain assets and liabilities of the group were remeasured resulting in an increase in the deferred tax provision of £109.6 million.

(b) On 23 May 2005, the deferred tax provision relating to the PacifiCorp disposal group was reclassified as 'Liabilities classified as held for sale' in accordance with IFRS 5.

(c) In the Statement of Recognised Income and Expense, the deferred tax charge is offset by a current tax credit of £42.9 million.

30 Provisions

2004/05	At 1 April 2004 £m	Acquisitions	New provisions £m	Unwinding of discount £m	Utilised during year £m	Released during year £m	Exchange £m	At 31 March 2005 £m
Reorganisation and restructuring	3.2	–	–	–	(3.0)	–	–	0.2
Environmental and health	60.5	–	–	0.8	(12.8)	(30.8)	(0.1)	17.6
Decommissioning costs	84.3	3.5	7.4	5.8	(7.0)	–	(2.2)	91.8
Onerous contracts	120.5	83.5	–	8.7	(148.1)	–	–	64.6
Other post-employment benefits	6.5	–	3.3	–	(2.6)	–	(0.2)	7.0
Mine reclamation costs	79.6	–	5.1	3.3	(10.9)	–	(2.4)	74.7
Other	9.0	–	8.0	–	(10.5)	–	(0.1)	6.4
	363.6	87.0	23.8	18.6	(194.9)	(30.8)	(5.0)	262.3

2005/06	Notes	At 1 April 2005 £m	Derecognition on implementation of IAS 39 £m	Movements in discontinued operations Note (g) £m	Transfered to liabilities classified as held for sale Note (g) £m	New provisions £m	Unwinding of discount £m	Utilised during year £m	Transferred to retirement benefit obligations £m	Exchange £m	**At 31 March 2006 £m**
Reorganisation and restructuring	(a)	0.2	–	–	–	42.0	–	(3.5)	(18.4)	–	**20.3**
Environmental and health	(b)	17.6	–	(0.4)	(13.5)	1.0	–	(1.5)	–	0.1	**3.3**
Decommissioning costs	(c)	91.8	–	3.8	(73.4)	4.4	0.9	–	–	0.1	**27.6**
Credit support facility	(d)	–	–	–	–	33.6	–	–	–	0.2	**33.8**
Onerous contracts	(e)	64.6	(64.6)	–	–	–	–	–	–	–	**–**
Other post-employment benefits		7.0	–	0.4	(7.4)	–	–	–	–	–	**–**
Mine reclamation costs		74.7	–	2.0	(76.7)	–	–	–	–	–	**–**
Other	(f)	6.4	–	(0.1)	(2.7)	3.6	–	–	–	0.1	**7.3**
		262.3	(64.6)	5.7	(173.7)	84.6	0.9	(5.0)	(18.4)	0.5	**92.3**

Analysis of total provisions	**2006 £m**	2005 £m
Short-term	**26.5**	80.1
Long-term	**65.8**	182.2
	92.3	262.3

(a) The provision for reorganisation and restructuring was increased during the year by a charge to the income statement of £42.0 million relating to the costs of the corporate restructuring. Of the total charge, £18.4 million relates to payments made to the company's pension schemes and this amount has been transferred to retirement benefit obligations. The provision was expected to cover the costs of a reduction of employee numbers through redundancies of 356 from 2005/06 onwards, with the balance of the positions to be eliminated through the corporate restructuring being achieved through redeployment and attrition. At 31 March 2006 the group had made redundancy payments under the restructuring to 73 employees.

(b) The environmental and health provisions at 31 March 2005 principally comprised the costs of notified environmental remediation work and constructive obligations in respect of potential environmental remediation costs identified by an external due diligence review in the US. These costs were expected to be incurred in the period up to March 2012. Following the completion of a detailed environmental exposure study £30.8 million of the environmental and health provision was released to the income statement in the year ended 31 March 2005.

(c) The provision for decommissioning costs is the discounted future estimated costs of decommissioning the group's power plants. The decommissioning of these plants is expected to occur over the period between 2012 and 2036.

(d) This provision relates to probable liabilities in relation to a credit support facility provided by PacifiCorp Holdings Inc. (now Scottish Power Holdings Inc.) to certain providers of debt to the Klamath Co-Generation project at the project's inception in 1999. The project is owned by the City of Klamath Falls, but operated by PPM Energy which has a purchase contract for 47% of the output liabilities. This provision is expected to be utilised in the period to 2017.

(e) The provision for onerous contracts comprised the costs of contracted energy purchases. As a consequence of the implementation of IAS 39 on 1 April 2005 the provision for onerous contracts has been derecognised.

(f) The other category comprises various provisions which are not individually sufficiently material to warrant separate disclosure.

(g) The movements in provisions relating to the PacifiCorp disposal group in the period from 1 April 2005 to 23 May 2005 (the date when provisions relating to the PacifiCorp disposal group were reclassified as "Liabilities classified as held for sale" in accordance with IFRS 5) were as follows:

(i) Environmental and health – utilised during the period £(0.2) million, released during the period £(0.6) million and exchange £0.4 million.

(ii) Decommissioning costs – new provisions £0.9 million, unwinding of discount £0.6 million, utilised during the period £(0.1) million and exchange £2.4 million.

(iii) Other post-employment benefits – new provisions £0.6 million, utilised during the period £(0.4) million and exchange £0.2 million.

(iv) Mine reclamation costs – unwinding of discount £0.5 million, utilised during the period £(0.6) million, released during the period £(0.4) million and exchange £2.5 million.

(v) Other – new provisions £0.7 million, utilised during the period £(0.9) million and exchange £0.1 million.

31 Deferred income

	At 1 April 2004 £m	Receivable during year £m	Released to income statement £m	Disposals/ Other £m	Exchange £m	At 31 March 2005 £m
Grants and customer contributions	577.8	51.3	(19.2)	(37.3)	(2.5)	570.1

	At 1 April 2005 £m	Movements in discontinued operations Note (a) £m	Transferred to liabilities classified as held for sale Note (b) £m	Receivable during year Note (c) £m	Released to income statement £m	Disposals/ Other £m	Exchange £m	**At 31 March 2006 £m**
Grants and customer contributions	570.1	4.2	(93.5)	25.3	(19.7)	(3.6)	–	**482.8**

(a) Movements in grants and customer contributions relating to the PacifiCorp disposal group for the period from 1 April 2005 to 23 May 2005 comprised £2.8 million grants receivable, £(0.3) million released to the income statement and £1.7 million exchange.

(b) On 23 May 2005, those grants and customer contributions relating to the PacifiCorp disposal group were reclassified as 'Liabilities classified as held for sale' in accordance with IFRS 5.

(c) Grants and customer contributions receivable during the year of £25.3 million includes grants and contributions of £19.8 million relating to capital expenditure.

Notes to the Group Accounts continued
for the year ended 31 March 2006

32 Share capital

	2006 £m	2005 £m
Authorised:		
3,000,000,000 (2005 3,000,000,000) ordinary shares of 50p each	**1,500.0**	1,500.0
	1,500.0	1,500.0
Allotted, called up and fully paid:		
1,871,235,749 (2005 1,865,343,685) ordinary shares of 50p each	**935.6**	932.7
	935.6	932.7

(a) Employee share schemes

The group has a range of share-based plans for employees. Options have been granted and awards made to eligible employees to subscribe for or receive by transfer ordinary shares or ADSs in Scottish Power plc in accordance with the rules of each plan.

The ScottishPower Sharesave Schemes are savings related and under normal circumstances share options are exercisable on completion of a three or five year save-as-you-earn contract as appropriate.

The PacifiCorp Stock Incentive Plan ("PSIP") relates to options over ScottishPower ADSs. Following the sale of PacifiCorp on 21 March 2006, participants will have 12 months from the date of sale in which to exercise their options.

Awards granted under the Long Term Incentive Plan will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the group and improvements in customer service standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. The number of shares which become exercisable is dependent on the company's Total Shareholder Return Performance compared to a group of international energy companies.

Options granted under the Executive Share Option Plan 2001 ("ExSOP") to executive directors and certain senior managers in the UK are subject to the performance criterion that the percentage increase in the company's annualised earnings per share, excluding goodwill amortisation and exceptional items, be at least 3% (adjusted for any increase in the RPI). Options granted to US participants under the ExSOP are not subject to any outstanding performance criteria.

The Employee Share Ownership Plan ("ESOP") allows eligible employees to make contributions from pre-tax salary to buy shares in ScottishPower which are held in trust (Partnership Shares). These shares are matched by the company up to a value of £50 per month (Matching Shares) and are also held in trust. At the launch of the ESOP, Free Shares were offered to employees.

(i) Summary of movements in share options in ScottishPower shares

	ScottishPower Sharesave Schemes (number of shares 000s)	Weighted average exercise price (pence)	Executive Share Option Schemes# (number of shares 000s)	Weighted average exercise price (pence)	PacifiCorp Stock Incentive Plan## (number of shares 000s)	Weighted average exercise price (pence)	Total (number of shares 000s)
Outstanding at 1 April 2003	7,441	377.7	9,456	411.5	13,613	500.8	30,510
Granted	2,758	301.0	5,892	352.8	–	–	8,650
Exercised	(17)	326.8	(102)	320.3	(590)	347.5	(709)
Lapsed	(2,794)	392.3	(34)	369.5	(1,327)	469.9	(4,155)
Outstanding at 1 April 2004	7,388	343.6	15,212	376.5	11,696	430.4	34,296
Granted	2,143	312.0	5,911	384.4	–	–	8,054
Exercised	(298)	382.6	(1,808)	369.5	(3,001)	345.3	(5,107)
Lapsed	(1,599)	383.4	(364)	337.8	(161)	441.8	(2,124)
Outstanding at 1 April 2005	7,634	324.9	18,951	382.3	8,534	443.3	35,119
Granted	2,144	374.0	–	–	–	–	2,144
Exercised	(1,184)	350.0	(9,701)	387.7	(5,368)	454.2	(16,253)
Lapsed	(513)	338.5	(1,204)	455.5	(87)	514.8	(1,804)
Outstanding at 31 March 2006	**8,081**	**333.4**	**8,046**	**393.5**	**3,079**	**535.0**	**19,206**
Exercisable at 1 April 2003	176	409.0	811	462.3	11,081	516.8	12,068
Exercisable at 1 April 2004	76	382.9	1,439	435.6	10,852	436.6	12,367
Exercisable at 1 April 2005	3	344.1	4,100	428.8	8,534	443.3	12,637
Exercisable at 31 March 2006	73	329.2	4,996	399.6	3,079	535.0	8,148

\# The Executive Share Option figures are a combination of the options outstanding under the Executive Share Option Scheme and the ExSOP.

\## PacifiCorp Stock Incentive Plan are options over ScottishPower ADSs; for the purpose of the table above, ADSs have been converted to ScottishPower shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. Participants have 12 months from the date of the sale of PacifiCorp to exercise their options. Eligibility for participation in the ExSOP was extended during the year ended 31 March 2003 to certain senior managers in the US.

32 Share capital continued

(ii) Analysis of share options outstanding at 31 March 2006

	Date of grant	Number of participants	Number of options outstanding (000s)	Option price (pence)	Normal exercisable date
ScottishPower Sharesave Schemes	9 June 2000	2	1	453.0	6 months to March 2006
	8 June 2001	597	821	386.0	6 months to March 2007
	7 June 2002	595	1,151	323.0	6 months to March 2006 or 2008
	6 June 2003	1,542	2,274	301.0	6 months to March 2007 or 2009
	24 June 2004	1,501	1,826	312.0	6 months to March 2008 or 2010
	22 June 2005	1,941	2,008	374.0	6 months to March 2009 or 2011
Executive Share Option Plan 2001					
UK#	21 August 2001	70	666	483.0	21 August 2004 to 21 August 2011
UK#	2 May 2002	42	915	406.0	2 May 2005 to 2 May 2012
US standard*	2 May 2002	20	245	339.1	2 May 2003 to 2 May 2012**
US conditional* #	2 May 2002	11	153	339.1	2 May 2005 to 2 May 2012
UK##	10 May 2003	102	2,006	376.3	10 May 2006 to 10 May 2013
US*	10 May 2003	72	599	351.4	10 May 2004 to 10 May 2013**
UK##	27 May 2004	111	2,414	389.3	27 May 2007 to 27 May 2014
US*	27 May 2004	86	1,048	413.6	27 May 2005 to 27 May 2014**
Pacificorp Stock Incentive Plan	3 June 1997	10	115	490.5	29 November 1999 to 3 June 2007***
	12 August 1997	4	33	527.6	29 November 1999 to 12 August 2007***
	10 February 1998	63	1,116	595.9	29 November 1999 to 10 February 2008***
	13 May 1998	3,545	819	575.9	29 November 1999 to 13 May 2008***
	9 February 1999	11	183	471.7	9 February 2000 to 9 February 2009***
	11 May 1999	1,454	335	426.8	11 May 2000 to 11 May 2009***
	16 February 2000	5	52	388.0	16 February 2001 to 16 February 2010***
	24 March 2000	1	381	457.2	24 March 2001 to 24 March 2010***
	24 April 2001	5	45	370.1	24 April 2002 to 24 April 2011***

* Options granted under the Executive Share Option Plan 2001 to US based participants and options granted under the PacifiCorp Stock Incentive Plan are over ScottishPower ADSs. For the purpose of the table above, such options have been converted to ScottishPower ordinary shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. The US$ ADS option exercise price was converted so that it may be represented in terms of ScottishPower ordinary shares. The price was further converted at the closing exchange rate on 31 March 2006 to be quoted in pence in the table above. Eligibility for participation in the Executive Share Option Plan 2001 was extended during the year ended 31 March 2003 to executive directors and certain senior managers in the US.

** Options become exercisable in the following proportions: one third on the first anniversary of grant, a further one third on the second anniversary of grant, and the final one third on the third anniversary of grant.

*** Following the sale of PacifiCorp, participants will have 12 months in which to exercise their options.

Performance condition applied which has now been met.

Performance condition applied which as yet is untested.

Where reference is made to PacifiCorp Stock Incentive Plan, this is to identify the plan under which the options over ScottishPower ADSs have been granted. For the PacifiCorp Stock Incentive Plan, the date of grant refers to the date the original PacifiCorp Common Stock options were granted. These options were exchanged for options over ScottishPower ADSs following the acquisition on 29 November 1999.

(iii) Range of exercise prices and remaining contractual life of share options at 31 March 2006

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (months)	Weighted average exercise price (pence)	Number exercisable	Weighted average exercise price (pence)
Between 300.5p and 350.0p	5,649	27	311.7	453	335.3
Between 350.5p and 400.0p	7,945	65	378.8	2,083	373.6
Between 400.5p and 450.0p	2,298	36	412.5	2,298	412.5
Between 450.5p and 500.0p	1,346	38	474.8	1,346	474.8
Between 500.5p and 550.0p	33	12	527.6	33	527.6
Between 550.5p and 600.0p	1,935	12	587.4	1,935	587.4
Total	**19,206**	**43**	**391.1**	**8,148**	**450.6**

Notes to the Group Accounts continued
for the year ended 31 March 2006

32 Share capital continued

(iv) Shares in the company held under trust during the year are as follows:

2004/05	Notes	Dividends waived	Shares held at 1 April 2004 (000s)	Shares acquired during year (000s)	Shares transferred during year (000s)	Shares held at 31 March 2005 (000s)	Nominal value at 31 March 2005 £m	Market value at 31 March 2005 £m
Long Term Incentive Plan	(a)	no	3,979	976	(896)	4,059	2.0	16.6
ScottishPower Sharesave Schemes	(b)	yes	6,243	–	(298)	5,945	3.0	24.3
Executive Share Option Plan 2001	(c)	yes	15,546	5,530	(1,949)	19,127	9.6	78.2
PacifiCorp Stock Incentive Plan	(d)	no	59	–	(34)	25	–	0.1
Employee Share Ownership Plan	(e)	no	3,815	1,181	(1,060)	3,936	2.0	16.1
			29,642	7,687	(4,237)	33,092	16.6	135.3

2005/06	Notes	Dividends waived	Shares held at 1 April 2005 (000s)	Shares acquired during year (000s)	Shares transferred during year (000s)	**Shares held at 31 March 2006 (000s)**	**Nominal value at 31 March 2006 £m**	**Market value at 31 March 2006 £m**
Long Term Incentive Plan	(a)	no	4,059	–	(588)	**3,471**	**1.7**	**20.2**
ScottishPower Sharesave Schemes	(b)	yes	5,945	–	(1,184)	**4,761**	**2.4**	**27.7**
Executive Share Option Plan 2001	(c)	yes	19,127	–	(9,771)	**9,356**	**4.7**	**54.5**
PacifiCorp Stock Incentive Plan	(d)	no	25	–	(25)	**–**	**–**	**–**
Employee Share Ownership Plan	(e)	no	3,936	959	(1,331)	**3,564**	**1.8**	**20.7**
			33,092	959	(12,899)	**21,152**	**10.6**	**123.1**

(a) Shares of the company are held under trust as part of the Long Term Incentive Plan for executive directors and other senior managers (see Remuneration Report of the Directors on pages 57 to 68 for details of the Plan).

(b) Shares of the company are held in two Qualifying Employee Share Ownership Trusts as part of the Scottish Power plc Sharesave Scheme and the Scottish Power UK plc Sharesave Scheme. Holders of options granted under the Scottish Power plc scheme will be transferred shares by the associated Trust upon the exercise of the options. As there are no longer any options outstanding under the Scottish Power UK plc scheme, it is intended to transfer shares held in the Scottish Power UK plc trust to the Scottish Power plc trust at a future time. Details of options granted under these schemes are disclosed above.

(c) Shares of the company are held under trust as part of the Executive Share Option Plan 2001 for executive directors and other senior managers (see Remuneration Report of the Directors on pages 57 to 68 for details of the Plan).

(d) Options granted under the PacifiCorp Stock Incentive Plan were over ScottishPower ADSs; for the purposes of the table above, ADS options have been converted to ScottishPower ordinary share options as follows: one ScottishPower ADS option equals four ScottishPower ordinary share options.

(e) Shares of the company are held in the Employee Share Ownership Plan Trust on behalf of employees of the ScottishPower group. Shares appropriated under the Free Element and the Matching Element are subject to forfeiture for a period of three years from the date of appropriation. Shares appropriated under the Partnership Element of the Employee Share Ownership Plan are not subject to forfeiture.

(f) The company's practice has been to purchase shares in the market through an employee benefit trust to satisfy options and awards granted under the Executive Share Option Plan 2001 and the Long Term Incentive Plan. New shares have been issued in relation to the Qualifying Employee Share Trusts associated with the Sharesave Schemes, the Executive Share Option Scheme, the PacifiCorp Stock Incentive Plan and the Employee Share Ownership Plan in the last ten years. In the ten year period to 31 March 2006, new shares issued to satisfy discretionary options and awards represented 0.58% of the issued share capital. New shares issued to satisfy options and awards under all share plans represented 3.75% of the issued share capital, leaving available dilution headroom of 6.25%.

(v) Share option pricing

For the purposes of valuing options to arrive at the stock-based compensation charge, the Binomial model or the Monte Carlo option pricing models have been used, as appropriate. The assumptions used in the models were as follows:

	Binomial Model		**Monte Carlo model**	
	2006	2005	**2006**	2005
Dividend yield	**6.3%**	6.6%	**4.9%**	5.3%
Risk-free interest rate	**4.1%**	5.0%	**n/a**	n/a
Volatility	**20.8%**	24.3%	**15.3%**	14.4%
Expected life of the options (years)	**1-5**	1-5	**3**	3

Binomial model
The expected volatility is based on historical volatility over the last three years and the risk-free interest rate is the yield on UK government bonds of a term consistent with the assumed option life.

Monte Carlo model
The expected volatility is based on historical volatility over the last two years.

The weighted average fair value of share options granted during the period were:

	2006 pence	2005 pence
Long Term Incentive Plan	**197.0**	166.0
ScottishPower Sharesave Schemes	**66.0**	71.0
Executive Share Option Plan 2001	**–**	59.0
Employee Share Ownership Plan	**476.0**	368.0

The charge for share-based payments in respect of share options is £7.9 million (2005 £6.8 million) which comprised entirely of equity-settled transactions.

32 Share capital continued

(vi) Purchases of equity securities made by the issuer during the year

No share purchases in the market were made during the year pursuant to the LTIP and the ExSOP. The company's policy is to purchase in the market only the number of shares required to satisfy options and awards granted under the LTIP and the ExSOP.

The company obtained authority from shareholders at its 2005 AGM to make market purchases of up to 185,999,745 ordinary shares during the period of approximately 12 months after the AGM. On 10 February 2006, 1,750,000 ordinary shares were purchased for cancellation at an average price of 596.5 pence per share.

(b) Subsequent events

On 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the company for a proposed return of cash to shareholders of £2.25 billion via a B share structure including a capital restructuring, reorganisation and the issue of new ordinary shares and B shares. Further details are given in Note 41.

33 Analysis of movements in equity attributable to equity holders of Scottish Power plc

	Note	Number of shares 000s	Share capital £m	Share premium £m	Hedge reserve £m	Translation reserve £m	Other reserves £m	Retained earnings/ (loss) £m	Total £m
At 1 April 2004		1,859,539	929.8	2,275.7	–	484.6	424.7	399.1	4,513.9
Exchange movement on translation of overseas results and net assets		–	–	–	–	(100.2)	–	–	(100.2)
Gains on net investment hedges		–	–	–	–	146.6	–	–	146.6
Actuarial losses on retirement benefits		–	–	–	–	–	–	(63.3)	(63.3)
Tax on items taken directly to equity		–	–	–	–	(46.4)	–	18.9	(27.5)
Loss for the year attributable to equity holders of Scottish Power plc		–	–	–	–	–	–	(193.4)	(193.4)
Dividends		–	–	–	–	–	–	(386.1)	(386.1)
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station		–	–	–	–	–	5.8	–	5.8
Share capital issued									
– ESOP		2,776	1.4	9.8	–	–	–	–	11.2
– PacifiCorp Stock Incentive Plan		3,029	1.5	9.2	–	–	–	–	10.7
Consideration paid in respect of purchase of own shares held under trust		–	–	–	–	–	–	(30.7)	(30.7)
Credit in respect of employee share awards		–	–	–	–	–	–	6.8	6.8
Consideration received in respect of sale of own shares held under trust		–	–	–	–	–	–	7.6	7.6
At 1 April 2005		1,865,344	932.7	2,294.7	–	484.6	430.5	(241.1)	3,901.4
Cumulative adjustment for the implementation of IAS 39 (net of tax)	43	–	–	–	416.6	(2.1)	–	(133.1)	281.4
At 1 April 2005 – as restated		1,865,344	932.7	2,294.7	416.6	482.5	430.5	(374.2)	4,182.8
Gains on effective cash flow hedges recognised		–	–	–	747.9	–	–	–	747.9
Exchange movement on translation of overseas results and net assets		–	–	–	–	244.1	–	–	244.1
Cumulative translation gain transferred to income statement on disposal of discontinued operations (net of tax)		–	–	–	–	(484.6)	–	–	(484.6)
Losses on net investment hedges		–	–	–	–	(276.5)	–	–	(276.5)
Gains on revaluation of available-for-sale securities		–	–	–	–	–	–	0.4	0.4
Actuarial gains on retirement benefits		–	–	–	–	–	–	39.1	39.1
Tax on items taken directly to equity		–	–	–	(224.9)	42.7	–	(11.0)	(193.2)
Profit for the year attributable to equity holders of Scottish Power plc		–	–	–	–	–	–	1,543.3	1,543.3
(Gains)/losses removed from equity and recognised in the year		–	–	–	(493.1)	–	–	8.6	(484.5)
Tax on items transferred from equity		–	–	–	148.7	–	–	(3.3)	145.4
Dividends		–	–	–	–	–	–	(428.1)	(428.1)
Share capital issued									
– ESOP		2,343	1.1	11.0	–	–	–	–	12.1
– PacifiCorp Stock Incentive Plan		5,299	2.7	20.3	–	–	–	–	23.0
Share buy-back		(1,750)	(0.9)	–	–	–	0.9	(10.4)	(10.4)
Consideration paid in respect of purchase of own shares held under trust		–	–	–	–	–	–	(3.3)	(3.3)
Credit in respect of employee share awards		–	–	–	–	–	–	7.9	7.9
Consideration received in respect of sale of own shares held under trust		–	–	–	–	–	–	35.5	35.5
At 31 March 2006		**1,871,236**	**935.6**	**2,326.0**	**595.2**	**8.2**	**431.4**	**804.5**	**5,100.9**

Notes to the Group Accounts continued
for the year ended 31 March 2006

33 Analysis of movements in equity attributable to equity holders of Scottish Power plc continued

(a) Other reserves comprise a revaluation reserve of £5.8 million (2005 £5.8 million), a capital redemption reserve of £19.2 million (2005 £18.3 million) and a merger reserve of £406.4 million (2005 £406.4 million).

(b) Expected realisation of the hedge reserve
The following represents the profile of gains and losses included within the hedge reserve at the year end, which are expected to be realised in the income statement in the course of the next 5 years and thereafter.

Hedge reserve	2007 £m	2008 £m	2009 £m	2010 £m	2011 £m	Thereafter £m	Total £m
Gains and (losses) on effective cash flow hedges	507.5	190.8	110.5	36.2	6.3	3.3	**854.6**
Deferred tax							**(259.4)**
Net hedge reserve							**595.2**

(c) Cumulative goodwill written off to retained earnings as at 31 March 2006 was £572.3 million (2005 £572.3 million).

34 Minority interests

	Notes	Equity 2006 £m	Non-equity 2006 £m	Total 2006 £m	Equity 2005 £m	Non-equity 2005 £m	Total 2005 £m
At 1 April		**3.2**	**52.5**	**55.7**	3.4	57.5	60.9
Reclassification on implementation of IAS 32	(a)	**–**	**(52.5)**	**(52.5)**	–	–	–
At 1 April – as restated		**3.2**	**–**	**3.2**	3.4	57.5	60.9
Redemption of preferred stock of PacifiCorp	(b)	**–**	**–**	**–**	–	(4.1)	(4.1)
Group income statement		**0.4**	**–**	**0.4**	1.3	3.4	4.7
Dividends paid to minority interests		**(2.5)**	**–**	**(2.5)**	(1.5)	(2.8)	(4.3)
Acquisition of the remaining 50% of a subsidiary		**(1.0)**	**–**	**(1.0)**	–	–	–
Exchange		**–**	**–**	**–**	–	(1.5)	(1.5)
At 31 March		**0.1**	**–**	**0.1**	3.2	52.5	55.7

(a) On the implementation of IAS 32 on 1 April 2005, minority interests previously classified as non-equity were reclassified as liabilities.

(b) Non-equity minority interests at 31 March 2005 included 100% of the preferred stock and preferred stock subject to mandatory redemption of PacifiCorp. Of the total preferred stock subject to mandatory redemption at 31 March 2005, £2.0 million was due to be redeemed within 1 year, £2.0 million was due to be redeemed within the following year with the remaining £23.8 million redeemable after 2 years. The fair value of preferred stock subject to mandatory redemption at 31 March 2005 was £29.6 million. The fair value of other preferred stock was not materially different from its book value. The weighted average rate of return on preferred stock subject to mandatory redemption was 7.5% and on other preferred stock was 5.1%.

35 Retirement benefit obligations

(a) Group pension arrangements

Following a review of the group's UK pension arrangements, the ScottishPower Final Salary LifePlan and the ScottishPower Executive Top-Up Plan were merged with the ScottishPower Pension Scheme as at 31 March 2006. This will lead to economies of scale in relation to the ongoing running costs in the delivery of the pension benefits due to the group's current and past staff. From 1 April 2006 new entrants will have access to a defined contribution Stakeholder Pension Plan. The merged ScottishPower Pension Scheme and the Manweb Pension Scheme are closed to new entrants.

In the UK pension arrangements the age profile of the two closed defined benefit schemes is expected to rise over time, due to the lack of new entrants. This will in turn result in increasing service costs for these two schemes due to the method of actuarial valuation used (the projected unit method). The group believes that the projected unit method is appropriate when adopted across all schemes (closed and open), and in aggregate provides a reasonable basis for assessing the group's pension costs.

As a result of the proposed return of cash to shareholders and capital reorganisation on the sale of PacifiCorp, ScottishPower reached agreement with the trustees of the UK Pension schemes to make special contributions to each scheme in order to fund the deficit (as at 31 December 2005) in respect of each scheme over a period of up to 5 years.

ScottishPower made an aggregate lump sum payment of £28.2 million during March 2006 into the relevant schemes. On completion of the return of cash to shareholders, an aggregate lump sum contribution of £100.0 million will be made to the relevant schemes and four further aggregate annual payments of £13.2 million will be made to the relevant schemes commencing on 31 March 2007, subject to a deficit continuing in those schemes at each due payment date. ScottishPower has received a clearance statement from the Pensions Regulator, that it would not be reasonable to impose liability for a contribution notice on the applicants to the clearance application in respect of the proposed return of cash.

Each of the pension schemes are invested in an appropriately diversified range of equities, bonds, property and private markets. The broad proportions of each asset class in which the schemes aim to be invested are as follows, however it is important to note that this may vary from time to time as markets change and as cash may be held for strategic reasons.

	Equities %	Bonds %	Property %	Private markets %	Total %
ScottishPower	66	26	8	–	100
Manweb	60	40	–	–	100
Final Salary LifePlan	100	–	–	–	100
US pensions	58	35	–	7	100
US other post-retirement benefits	64	35	–	1	100

In broad terms, the investment strategies adopted by the schemes aim to ensure that sufficient assets are available to meet scheme liabilities as they fall due. The ScottishPower and Manweb schemes' investment strategies reflect the large and growing proportion of their liabilities which relate to pensions in payment and therefore include a growing bond element. A significant equity element is still retained, however, to provide potential for long-term outperformance relative to bonds and therefore to reduce the group's contribution requirements. This strategy will be reviewed on an ongoing basis by the trustees and they will continue to seek the company's views and comments on asset allocation.

US arrangements are managed and invested in accordance with all applicable requirements, including the Employee Retirement Income Security Act ("ERISA") and the Internal Revenue Service ("IRS") revenue code. The ERISA is the US legislation which regulates pension institutions in a number of areas. The US arrangements employs an investment approach whereby a mix of equities and fixed income investments are used to maximise the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and fixed income investments. Equity investments are diversified across US and non-US stocks, as well as growth, value, small and large capitalisation. Fixed income investments are diversified across US and non-US bonds. Other assets such as private equity are used judiciously with a view to enhancing long-term returns while improving portfolio diversification. The US arrangements primarily minimises the risk of large losses through diversification but also monitors and manages other aspects of risk through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

ScottishPower

Scottish Power UK plc operates a funded pension scheme of the company providing defined retirement and death benefits based on final pensionable salary. This scheme was open prior to 1 January 1999 to employees of ScottishPower. Members are required to contribute to the Scheme at a rate of 5% of pensionable salary. Scottish Power UK plc meets the balance of cost of providing benefits, and company contributions paid are based on the results of the formal actuarial valuation of the Scheme and are agreed by Scottish Power UK plc and the Scheme Trustees.

The assets of the Scheme are held separately from those of the company in a trustee administered fund. Included in the Scheme assets are 110,168 ScottishPower shares (£641,177, based on market value as at 31 March 2006), purchased only as part of a pooled strategy to match the relative weightings in the UK Stock Exchange index.

The pension charge for the year is based on the advice of the Scheme's independent qualified actuary.

Following the formal actuarial valuation of the Scheme as at 31 March 2003, employer contributions of 15% of pensionable salaries were reinstated from that date. At the point of the merger of the Final Salary LifePlan and the Executive Top-Up Plan into the ScottishPower Pension Scheme the company paid a lump sum payment of £14.8 million to fund the deficits in these schemes. This amount was paid in March 2006 and, on completion of the return of cash to shareholders, a further £18.0 million lump sum payment will be paid to the scheme. Four annual payments of £2.0 million will be made to the scheme commencing on 31 March 2007, subject to a deficit continuing in those schemes at each due payment date.

Notes to the Group Accounts continued
for the year ended 31 March 2006

35 Retirement benefit obligations continued

Manweb

Prior to 1 January 1999, most of the Manweb employees were entitled to join the Manweb Group of the Electricity Supply Pension Scheme, which provides pension and other related benefits based on final pensionable salary to employees throughout the Electricity Supply Industry in England & Wales. The ongoing contributions to the Scheme are based on the results of the formal actuarial valuation of the Scheme and the advice of the Scheme Actuary.

The assets are held in a separate trustee administered fund. The Scheme assets no longer include any ScottishPower shares. For funding and expensing purposes the Scheme assets are taken at market value plus a smoothing adjustment appropriate at the valuation date.

The pension charge for the year is based on advice from an independent qualified actuary.

The actual contributions payable by participating employers during the year ranged between 8.1% and 14.1% for different sections of membership (but tending towards the higher rates), or other rates for particular groups or as required by a business transfer agreement. The rates of contributions payable have been reviewed following the results of the formal actuarial valuation of the Scheme as at 31 March 2004. The contributions payable have been increased, principally by a lump sum payment paid in March 2005 of £26.8 million. As described above, as a result of the return of cash to shareholders following the sale of PacifiCorp, the company agreed an enhanced funding plan with the trustees, a £13.4 million lump sum payment was paid in March 2006 and, on completion of the return of cash to shareholders, a further £82.0 million lump sum payment will be paid to the scheme. Four annual payments of £11.2 million will be made to the scheme commencing on 31 March 2007, subject to a deficit continuing in those schemes at each due payment date.

Final Salary LifePlan

Up until 31 March 2005 the assets of the LifePlan were held in a separate trustee administered fund. The pension charge for the year is based on the advice of the LifePlan's independent qualified actuary, representing the assessed balance of cost of the accruing benefits after allowing for members' contributions of 5% of pensionable salaries. The same actuarial assumptions have been adopted for both funding and expensing purposes.

The Final Salary LifePlan closed to new entrants with effect from 31 March 2006. A seperate Stakeholder Pension Plan was established for new entrants from 1 April 2006. Future service benefits within the Final Salary Life Plan were also changed from that date. Most significantly, the Normal Retirement Age was increased from 63 to 65 and pension increases in payment were reduced from the increase in the Retail Prices Index subject to a maximum of 5% p.a. to a maximum of 2.5% p.a. From 1 April 2006 the LifePlan benefits will be provided from the LifePlan section of the merged ScottishPower Pension Scheme.

The actual contributions payable by participating employers during the year were 15% of pensionable salaries, except where required by a business transfer agreement.

US arrangements

The US businesses operate pension plans covering substantially all their employees. Benefits are based on the employee's years of service and final pensionable salary, adjusted to reflect estimated social security benefits. Pension costs are funded annually by no more than the maximum amount which can be deducted for federal income tax purposes. The US businesses pension figures in these Accounts include the unfunded SERP. The SERP accounts for less than 5% of the US businesses' liabilities. The US businesses meet the entire cost of accruing benefits under the US businesses' plans. The assets for the funded Plan are held in a separate fund. For funding and expensing purposes, the Plan assets are valued at market levels, and liabilities costed on financial assumptions in line with market return expectations.

In March 2006 the regulated business, PacifiCorp was sold by ScottishPower, with ScottishPower retaining the US non-regulated businesses. The disposal of PacifiCorp is reflected in the closing deficit position for US pension arrangements.

The pension charge for the year is based on the advice of the Plan's independent qualified actuary.

The actual contributions payable by participating employers during the year were 15.9% of pensionable earnings. The employers' planned contribution for 2006/07 are 6.0% of pensionable earnings.

The US businesses also provided other post-retirement benefits to certain employees. The group has provided £2.9 million as at 31 March 2006 (2005 £133.2 million) for these benefits. The related charge for the year was £8.5 million (2005 £21.3 million). The split of the charge between continuing and discontinued operations was £0.3 million and £8.2 million respectively. Further details of these benefits are disclosed below.

Additional pension arrangements

The group also operates pension arrangements for senior executives, namely the ScottishPower Executive Top-Up Plan (for benefits which are held within UK Inland Revenue limits) and the Unfunded Unapproved Retirement Benefit Scheme ("UURBS") for benefits beyond these limits. The UURBS has no invested assets and the group has provided £22.2 million as at 31 March 2006 (2005 £17.4 million) for the benefit promises which will ultimately be paid by the group.

Further details of the group's pensions arrangements, as required under US GAAP, are disclosed in Note 44.

(b) The amounts recognised in the balance sheet in respect of retirement benefit obligations are detailed below:

	31 March 2006 £m	31 March 2005 £m
UK pension arrangements	**(145.6)**	(210.4)
US pension arrangements	**(7.0)**	(291.9)
US other post-retirement benefits	**(2.9)**	(133.2)
	(155.5)	(635.5)

35 Retirement benefit obligations continued

(c) Pensions

The group operates defined benefit and defined contribution pension schemes as described earlier in this Note. Formal actuarial valuations were carried out as described earlier and updated to 31 March 2006 by a qualified independent actuary. The pension figures shown below for the year ended 31 March 2006 and for the year ended 31 March 2005 comply with the current pension accounting standard, IAS 19. Figures are shown separately for the UK and US arrangements. The major assumptions applied by the actuary are given in footnote (e).

(i) Analysis of net liability relating to pensions	**UK pension arrangements Value at 31 March 2006 £m**	UK pension arrangements Value at 31 March 2005 £m	**US pension arrangements Value at 31 March 2006 £m**	US pension arrangements Value at 31 March 2005 £m
Present value of funded obligations	**(2,808.7)**	(2,443.8)	**(23.7)**	(710.3)
Fair value of scheme assets	**2,685.3**	2,250.8	**18.7**	418.4
	(123.4)	(193.0)	**(5.0)**	(291.9)
Present value of unfunded obligations	**(22.2)**	(17.4)	**(2.0)**	–
Net liability	**(145.6)**	(210.4)	**(7.0)**	(291.9)
Amounts in the balance sheet:				
Liabilities	**(145.6)**	(210.4)	**(7.0)**	(291.9)
Assets	–	–	–	–
Net liability	**(145.6)**	(210.4)	**(7.0)**	(291.9)

(ii) The amounts recognised are as follows:

	UK pension arrangements Year to 31 March 2006 £m	UK pension arrangements Year to 31 March 2005 £m	**US pension arrangements Year to 31 March 2006 £m**	US pension arrangements Year to 31 March 2005 £m
Current service cost	**43.4**	35.5	**17.7**	14.9
Interest on obligation	**129.9**	127.0	**42.5**	39.6
Expected return on scheme assets	**(143.7)**	(135.2)	**(40.1)**	(35.4)
Past service cost	**18.5**	–	–	1.3
Total income statement charge*	**48.1**	27.3	**20.1**	20.4
Actual return on scheme assets	**469.0**	209.6	**56.0**	35.6
Net actuarial (gains)/losses recognised in the Statement of Recognised Income and Expense	**(49.1)**	64.6	**(3.9)**	24.4

* The amounts above are stated before capitalisation of employee costs relating to self-constructed assets.

(iii) The split of the amounts recognised in the income statement, in relation to the US pension arrangements for the years ending 31 March 2006 and 2005 between continuing and discontinued operations is as follows:

	Continuing operations		**Discontinued operations**	
	US pension arrangements Year to 31 March 2006 £m	US pension arrangements Year to 31 March 2005 £m	**US pension arrangements Year to 31 March 2006 £m**	US pension arrangements Year to 31 March 2005 £m
Current service cost	**0.9**	0.5	**16.8**	14.4
Interest on obligation	**1.2**	1.0	**41.3**	38.6
Expected return on scheme assets	**(1.1)**	(1.0)	**(39.0)**	(34.4)
Past service cost	–	0.1	–	1.2
Total income statement charge*	**1.0**	0.6	**19.1**	19.8
Actual return on scheme assets	**1.5**	0.1	**54.5**	35.5
Net actuarial losses/(gains) recognised in the Statement of Recognised Income and Expense	–	0.6	**(3.9)**	23.8

* The amounts above are stated before capitalisation of employee costs relating to self-constructed assets.

(iv) Changes in the present value of the defined benefit obligation are as follows:

	UK pension arrangements Year to 31 March 2006 £m	UK pension arrangements Year to 31 March 2005 £m	**US pension arrangements Year to 31 March 2006 £m**	US pension arrangements Year to 31 March 2005 £m
Defined benefit obligation at 1 April	**2,461.2**	2,257.3	**710.3**	692.1
Current service cost	**43.4**	35.5	**17.7**	14.9
Interest on obligation	**129.9**	127.0	**42.5**	39.6
Scheme members' contributions	**10.4**	8.9	–	–
Past service costs	**18.5**	–	–	1.3
Actuarial losses	**276.2**	139.0	**12.0**	24.6
Liabilities extinguished on settlements	–	–	**(0.9)**	–
Disposal of PacifiCorp	–	–	**(765.3)**	–
Benefits paid	**(108.7)**	(106.5)	**(49.6)**	(42.5)
Exchange differences on foreign plans	–	–	**59.0**	(19.7)
Defined benefit obligation at 31 March	**2,830.9**	2,461.2	**25.7**	710.3
Analysis of defined benefit obligation				
Plans that are wholly or partly funded	**2,808.7**	2,443.8	**23.7**	710.3
Plans that are wholly unfunded	**22.2**	17.4	**2.0**	–
Total	**2,830.9**	2,461.2	**25.7**	710.3

Notes to the Group Accounts continued
for the year ended 31 March 2006

35 Retirement benefit obligations continued

(v) Changes in the fair value of scheme assets are as follows:

	UK pension arrangements Year to 31 March 2006 £m	UK pension arrangements Year to 31 March 2005 £m	US pension arrangements Year to 31 March 2006 £m	US pension arrangements Year to 31 March 2005 £m
Fair value of scheme assets at 1 April	**2,250.8**	2,085.3	**418.4**	402.0
Expected return on scheme assets	**143.7**	135.2	**40.1**	35.4
Actuarial gains	**325.3**	74.4	**15.9**	0.2
Assets distributed on settlements	**–**	–	**(1.1)**	–
Employer contributions	**63.8**	53.5	**38.5**	35.9
Scheme members' contributions	**10.4**	8.9	**–**	–
Disposal of PacifiCorp	**–**	–	**(476.3)**	–
Benefits paid	**(108.7)**	(106.5)	**(49.6)**	(42.5)
Exchange differences on foreign plans	**–**	–	**32.8**	(12.6)
Fair value of scheme assets at 31 March	**2,685.3**	2,250.8	**18.7**	418.4

(d) Other post-retirement benefits

ScottishPower's US operations provide post-retirement healthcare and life assurance benefits to certain employees. Actuarial valuations were carried out as at 31 March 2006 by a qualified independent actuary. The other post-retirement benefit figures shown below for the year ended 31 March 2006 and for the year ended 31 March 2005 comply with the current pension accounting standard, IAS 19. The major assumptions used by the actuary are described in footnote (e).

(i) The amounts recognised in the balance sheet are as follows:

	Other post-retirement benefits Value at 31 March 2006 £m	Other post-retirement benefits Value at 31 March 2005 £m
Present value of funded obligations	**(5.3)**	(292.2)
Fair value of scheme assets	**2.4**	159.0
Net liability	**(2.9)**	(133.2)

(ii) The amounts recognised in the income statement are as follows:

	Other post-retirement benefits Year to 31 March 2006 £m	Other post-retirement benefits Year to 31 March 2005 £m
Current service cost	**5.1**	4.9
Interest on obligation	**17.5**	16.6
Expected return on scheme assets	**(14.1)**	(12.8)
Past service cost	**–**	12.6
Total income statement charge*	**8.5**	21.3
Actual return on scheme assets	**14.0**	9.8
Net actuarial losses/(gains) recognised in the Statement of Recognised Income and Expense	**13.9**	(25.7)

*The amounts above are stated before capitalisation of employee costs relating to self-constructed assets.

(iii) The split of the amounts recognised in the income statement for the years ending 31 March 2006 and 2005 between continuing and discontinued operations is as follows:

	Continuing operations Other post-retirement benefits		Discontinued operations Other post-retirement benefits	
	Year to 31 March 2006 £m	Year to 31 March 2005 £m	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Current service cost	**0.2**	0.1	**4.9**	4.8
Interest on obligation	**0.3**	0.3	**17.2**	16.3
Expected return on scheme assets	**(0.2)**	(0.2)	**(13.9)**	(12.6)
Past service cost	**–**	0.2	**–**	12.4
Total income statement charge*	**0.3**	0.4	**8.2**	20.9
Actual return on scheme assets	**0.2**	0.2	**13.8**	9.6
Net actuarial losses/(gains) recognised in the Statement of Recognised Income and Expense	**0.2**	(0.4)	**13.7**	(25.3)

*The amounts above are stated before capitalisation of employee costs relating to self-constructed assets.

35 Retirement benefit obligations continued

(d) Other post-retirement benefits continued

(iv) Changes in the present value of the defined benefit obligation are as follows:

	Other post-retirement benefits Year to 31 March 2006 £m	Other post-retirement benefits Year to 31 March 2005 £m
Defined benefit obligation at 1 April	**292.2**	312.1
Current service cost	**5.1**	4.9
Interest on obligation	**17.5**	16.6
Scheme members' contributions	**4.7**	3.9
Past service costs	**-**	12.6
Actuarial losses/(gains)	**13.8**	(28.7)
Disposal of PacifiCorp	**(333.5)**	–
Benefits paid	**(23.7)**	(21.7)
Exchange	**29.2**	(7.5)
Defined benefit obligation at 31 March	**5.3**	292.2
Analysis of defined benefit obligation		
Plans that are wholly or partly funded	**5.3**	292.2
Plans that are wholly unfunded	**-**	–
Total	**5.3**	292.2

(v) Changes in the fair value of scheme assets are as follows:

	Other post-retirement benefits Year to 31 March 2006 £m	Other post-retirement benefits Year to 31 March 2005 £m
Fair value of scheme assets at 1 April	**159.0**	157.1
Expected return on scheme assets	**14.1**	12.8
Actuarial losses	**(0.1)**	(3.0)
Employer contributions	**15.5**	13.9
Scheme members' contributions	**4.7**	3.9
Disposal of PacifiCorp	**(184.3)**	-
Benefits paid	**(23.7)**	(21.7)
Exchange	**17.2**	(4.0)
Fair value of scheme assets at 31 March	**2.4**	159.0

(e) Actuarial assumptions

(i) The major assumptions used by the actuary at the balance sheet date for both the pensions and other post-retirement benefits arrangements were as follows and are expressed as weighted averages:

	UK arrangements at 31 March 2006	UK arrangements at 31 March 2005	**US arrangements at 31 March 2006**	US arrangements at 31 March 2005
Rate of increase in salaries	**4.4% p.a.**	4.4% p.a.	**4.0% p.a.**	4.0% p.a.
Rate of increase in deferred pensions	**2.9% p.a.**	2.9% p.a.	**n/a**	n/a
Rate of increase in pensions in payment	**2.9% p.a.**	2.9% p.a.	**n/a**	n/a
Discount rate	**5.0% p.a.**	5.4% p.a.	**5.75% p.a.**	5.75% p.a.
Inflation assumption	**2.9% p.a.**	2.9% p.a.	**3.0% p.a.**	3.0% p.a.
Proportion of employees opting for early retirement	**n/a**	n/a	**70%**	70%
Annual increase in healthcare costs	**n/a**	n/a	**10% phasing to 5%**	9.5% phasing to 5%

Changes in assumed healthcare cost trend rates are not expected to have a significant effect on the amounts recognised in the income statement or balance sheet.

Notes to the Group Accounts continued
for the year ended 31 March 2006

35 Retirement benefit obligations continued

(ii) The weighted average life expectancy for mortality used to determine the benefit obligations were as follows:

Member age 63 (current life expectancy)	UK arrangements at 31 March 2006	UK arrangements at 31 March 2005	US arrangements at 31 March 2006	US arrangements at 31 March 2005
Male	**20.1**	18.6	**19.3**	18.3
Female	**24.3**	22.6	**21.8**	23.1

Member age 45 (life expectancy at age 63)	UK arrangements at 31 March 2006	UK arrangements at 31 March 2005	US arrangements at 31 March 2006	US arrangements at 31 March 2005
Male	**22.1**	20.3	**19.3**	18.3
Female	**26.4**	24.4	**21.8**	23.1

(iii) Allowance for cash commutation

Within the UK pension schemes, members are assumed to commute 25% of their benefits for a tax-free cash sum where this option is available.

(iv) The weighted average asset allocations at the year end were as follows:

	UK pension arrangements Asset allocations at 31 March 2006	UK pension arrangements Asset allocations at 31 March 2005	US pension arrangements Asset allocations at 31 March 2006	US pension arrangements Asset allocations at 31 March 2005	Other post-retirement benefits Asset allocations at 31 March 2006	Other post-retirement benefits Asset allocations at 31 March 2005
Equities	**64.2%**	63.4%	**58.3%**	55.6%	**63.6%**	62.0%
Bonds	**28.3%**	29.6%	**34.8%**	34.5%	**34.9%**	36.0%
Property	**5.2%**	5.5%	**n/a**	n/a	**n/a**	n/a
Cash	**2.3%**	1.5%	**n/a**	n/a	**n/a**	n/a
Private markets	**n/a**	n/a	**6.9%**	9.9%	**1.5%**	2.0%

The expected returns on each asset class were as follows:

	UK pension arrangements Long-term rates of return expected at 31 March 2006	UK pension arrangements Long-term rates of return expected at 31 March 2005	US pension arrangements Long-term rates of return expected at 31 March 2006	US pension arrangements Long-term rates of return expected at 31 March 2005	Other post-retirement benefits Long-term rates of return expected at 31 March 2006	Other post-retirement benefits Long-term rates of return expected at 31 March 2005
Equities	**7.5%**	7.3% p.a.	**9.25%**	9.25% p.a.	**9.25%**	9.25% p.a.
Bonds	**4.3%**	4.7% p.a.	**6.5%**	6.5% p.a.	**6.5%**	6.5% p.a.
Property	**6.5%**	6.3% p.a.	**n/a**	n/a	**n/a**	n/a
Cash	**4.2%**	4.45% p.a.	**n/a**	n/a	**n/a**	n/a
Private markets	**n/a**	n/a	**14.0%**	14.0% p.a.	**14.0%**	14.0% p.a.
Expected return on scheme assets	**6.5% p.a.**	6.4% p.a.	**8.75% p.a.**	8.8% p.a.	**8.75% p.a.**	8.4% p.a.

For the UK pension arrangements, the long-term rates of return have been derived as follows:

- Equities: the long-term UK Government fixed interest stock yield, plus 3.5% p.a.
- Bonds: an appropriate weighted average of long-term UK Government and UK corporate bond yields reflecting the actual split of holdings.
- Property: the long-term equities rate of return less 1% p.a.
- Cash: the current UK base rate of interest.

In all cases, for IAS 19 reporting purposes the long-term rates of return have been reduced by 0.3% p.a. (2005 0.3% p.a., 2004 0.3% p.a.) to reflect scheme expenses to arrive at the figures shown above.

For the US pension and other post-retirement healthcare arrangements, the long-term rates of return have been derived as follows:

- Equities: An expected real return of 6.25% plus 3% long-term inflation.
- Bonds: An expected real return of 3.50% plus 3% long-term inflation.
- Private markets: An expected real return of 11% plus 3% long-term inflation.

These return assumptions are based on both historical performance and independent advisors' forward-looking views of the financial markets.

35 Retirement benefit obligations continued

(f) History of experience gains and losses

The amounts for the current and comparative period in relation to defined benefit plans are given below:

Defined benefit pension schemes	**UK arrangements at 31 March 2006 £m**	UK arrangements at 31 March 2005 £m	US arrangements at 31 March 2005 £m
Difference between expected and actual return on scheme assets:			
– amount	**325.3**	74.4	0.2
– percentage of scheme assets	**12%**	3%	0%
Experience gains and losses on scheme liabilities:			
– amount	**18.1**	(28.7)	(5.2)
– percentage of scheme liabilities	**1%**	(1)%	(1)%
Total gains and losses:			
– amount	**49.1**	(64.6)	(24.4)
– percentage of scheme liabilities	**2%**	(3)%	(3)%

The US pension scheme assets and liabilities at 31 March 2006 are not material. The experience loss on scheme liabilities for these schemes in 2006 was £5.5 million.

The amounts for the current and comparative period in relation to other post-retirement benefits are given below:

Other post-retirement benefits	Other post-retirement benefits at 31 March 2005 £m
Difference between expected and actual return on scheme assets:	
– amount	(3.0)
– percentage of scheme assets	(2)%
Experience gains and losses on scheme liabilities:	
– amount	36.4
– percentage of scheme liabilities	12%
Total gains and losses:	
– amount	25.7
– percentage of scheme liabilities	9%

The US other post-retirement benefits scheme assets and liabilities at 31 March 2006 are not material. The experience loss on scheme liabilities for this scheme in 2006 was £15.6 million.

Notes to the Group Accounts continued
for the year ended 31 March 2006

36 Contingent liabilities

Thus flotation

In November 1999, the group floated a minority stake in its internet and telecommunications business, Thus plc. This gave rise to a contingent liability to corporation tax on chargeable gains, estimated at amounts up to £570 million. On 19 March 2002, the group demerged its residual holding in Thus Group plc (the new holding company of Thus plc). The charge referred to above could still arise, in certain circumstances, before 19 March 2007. Members of the ScottishPower group have agreed to indemnify Thus Group plc for any such liability, except in circumstances arising without the consent of the ScottishPower group.

Legal proceedings

The group's businesses are parties to various legal claims, actions and complaints, certain of which may involve material amounts. Although the group is unable to predict with certainty whether or not it will ultimately be successful in these legal proceedings or, if not, what the impact might be, the directors currently believe that disposition of these matters will not have a materially adverse effect on the group's Accounts.

37 Financial commitments

(a) Capital commitments	2006 £m	2005 £m
Contracted but not provided – continuing operations	**532.1**	244.4

(b) Other contractual commitments

(i) UK energy purchase commitments

Long-term wholesale power, gas and coal contracts

In the UK, ScottishPower manages its energy resource requirements by integrating long-term firm, short-term and spot market purchases with its own generating resources to manage volume and price volatility and maximise value across the energy value chain. As part of its UK energy resource portfolio, ScottishPower is committed under long-term purchase contracts to purchases of £2,613.6 million, £1,651.8 million, £848.0 million, £524.5 million and £401.4 million for the years 2007 to 2011 respectively and £1,913.8 million thereafter.

(ii) PPM contractual commitments

At 31 March 2006, PPM had purchase commitments of £1,229.1 million, £84.6 million, £87.7 million, £36.9 million and £19.6 million for the years 2007 to 2011 and £nil thereafter. PPM's contractual commitments primarily consist of electricity and gas purchases made to optimise returns from generation resources and commercial activities.

38 Operating lease arrangements

Operating lease payments – continuing operations	2006 £m	2005 £m
Minimum lease payments under operating leases recognised as an expense in the year	**30.0**	27.8
Sublease payments recognised as an expense in the year	**0.3**	0.8

	2006 £m	2005 £m
The future minimum lease payments under non-cancellable operating leases are as follows:		
Within one year	**10.8**	9.6
Between one and five years	**27.3**	22.1
More than five years	**67.6**	65.2
	105.7	96.9

The group leases various property, plant and equipment under non-cancellable operating lease agreements. The leases have varying terms, escalation clauses and renewal rights.

Contingent based operating lease rents recognised as an expense in the income statement were £14.2 million (2005 £10.7 million).

Total future minimum non-cancellable sublease rentals expected to be received are £0.8 million (2005 £1.4 million).

Operating lease receivables – continuing operations	2006 £m	2005 £m
The future minimum lease payments receivable under non-cancellable operating leases are as follows:		
Within one year	**2.7**	2.8
Between one and five years	**7.0**	7.5
More than five years	**7.6**	8.0
	17.3	18.3

The group leases fibre optic cable as ground wire for certain transmission lines and other equipment under operating leases. The lease arrangements have initial terms of 1 to 99 years and some contain provisions to extend the term at the option of the lessee. The leases have varying terms, escalation clauses and renewal rights.

39 Related party transactions

(a) Trading transactions and balances arising in the normal course of business

Type of related party	Note	Sales/(purchases) to/(from) other group companies during the year 2006 £m	2005 £m	Amounts due from/(to) other group companies as at 31 March 2006 £m	2005 £m
Sales by related party					
Jointly controlled entities	(i)	**6.7**	113.6	**1.7**	2.4
Purchases by related party					
Jointly controlled entities	(i)	**(0.3)**	(86.9)	**-**	-
Jointly controlled operations		**(36.0)**	(42.3)	**(4.2)**	(5.5)

During the year ended 31 March 2006, ScottishPower made management and similar charges to jointly controlled entities of £0.5 million (2005 £0.5 million).

During the prior year ended 31 March 2005, ScottishPower Energy Retail Limited acquired customers from N.E.S.T. Makers Limited, a jointly controlled entity, for £2.1 million.

(i) On 28 September 2004, the group purchased the remaining 50% of the share capital of South Coast Power Limited and Shoreham Operating Company Limited (together "Brighton Power Station"). As a result Brighton Power Station ceased to be a jointly controlled entity from this date. The sales and purchases for 2005 include those transactions between the group and Brighton Power Station for the period from 1 April 2004 to 27 September 2004.

(b) Funding transactions and balances arising in the normal course of business

Type of related party	Interest payable to other group companies during the year 2006 £m	2005 £m	Amounts due to other group companies as at 31 March 2006 £m	2005 £m
Jointly controlled entities	**(0.6)**	(0.6)	**(11.0)**	(10.6)
Jointly controlled operations	**-**	-	**(2.1)**	-

The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. During the year ended 31 March 2006, SP Distribution Limited provided funding of £0.9 million to Scottish Electricity Settlements Limited ("SESL") of which £0.7 million was outstanding at the year end. The majority of the balance outstanding will be recovered direct from ELEXON, the Balancing and Settlement Code Company, in the year ending 31 March 2007. SESL has ceased trading and is to be wound up.

Amounts due to other group companies at 31 March 2006 include an amount of £7.4 million due from SESL. This balance is not expected to be recovered and as a result has been fully provided.

(c) Remuneration of key management personnel

The remuneration of the key management personnel of the group (which includes the Executive Team) is set out below. Further information about the remuneration of individual directors is provided in the Remuneration Report of the Directors in Tables 33 to 36 on pages 63 to 68.

	2006 £m	2005 £m
Short-term employee benefits	**6.6**	7.3
Post-employment benefits	**4.1**	1.9
Termination benefits	**9.4**	-
Share-based payment	**2.3**	1.5
	22.4	10.7

40 Accounting developments

In preparing these Accounts, the group has applied all relevant IAS, IFRS and Interpretations issued by the IFRIC which have been adopted by the EU as of the date of approval of these Accounts. The group does not expect that the adoption, in the future, by the EU of other IAS, IFRS and Interpretations of the IFRIC issued by the IASB but not yet approved by the EU will have a material effect on the group's results and financial position. Assuming IFRS 7 'Financial Instruments: Disclosures' is approved by the EU, this standard will be mandatory for the group for the year ending 31 March 2008. This standard would require the group to disclose additional information about its financial instruments, their significance and the nature and extent of the risks to which they give rise, together with greater details as to the fair value of its financial instruments and its risk exposure. There will be no effect on the group's income or net assets of any future implementation of this standard.

Notes to the Group Accounts continued
for the year ended 31 March 2006

41 Subsequent events

On 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the company for a proposed return of cash to shareholders of £2.25 billion via a B share structure including a capital reorganisation, and the issue of new ordinary shares and B shares.

On 15 May 2006, one in every three of the company's existing ordinary shares were reclassified into B shares. The company's existing ordinary shares were subdivided and consolidated so that shareholders received approximately 1.1905 new ordinary shares for every existing ordinary share remaining after the reclassification.

Following the reclassification and the subdivision and consolidation, on 15 May 2006 there were 1,485,952,052 new ordinary shares and 623,864,749 B shares in issue all of which were admitted to the London Stock Exchange's main market for listed securities on that date.

In accordance with the terms of the B share prospectus, shareholders were able to elect between the following alternatives in respect of each B share that they held:

- to receive a dividend of £3.60 after which the B Share would be converted into a deferred share with a negligible value;
- to have it repurchased by the company for £3.60; or
- to retain it and have the opportunity for it to be repurchased by the company on certain future dates up to 2011 for £3.60.

As a result of elections received from shareholders, on 22 May 2006 the company declared a B share dividend of £3.60 per share in respect of 370,655,937 B shares, totalling £1,334.4 million, and agreed to acquire a further 240,324,768 B Shares for a total consideration of £865.2 million (such repurchased B shares to be cancelled).

42 Reconciliation of previously reported financial statements under UK GAAP to IFRS

The group has presented its Accounts under IFRS for the first time in 2005/06. The following disclosures are required in the first year of preparation of accounts under IFRS. The following disclosures are provided below:

(a) Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the year ended 31 March 2005;

(b) Reconciliation of the group balance sheet under UK GAAP to IFRS as at 1 April 2004;

(c) Reconciliation of the group balance sheet under UK GAAP to IFRS as at 31 March 2005;

(d) Reconciliation of the group cash flow statement under UK GAAP to IFRS for the year ended 31 March 2005;

(e) Notes to income statement reclassifications;

(f) Notes to balance sheet reclassifications; and

(g) Notes to IFRS remeasurements.

On transition to IFRS, the group has taken advantage of the following exemptions contained within IFRS 1 'First-time Adoption of International Financial Reporting Standards':

- Business combinations: The group has elected not to restate business combinations accounted for prior to 1 April 2004, the group's date of transition to IFRS. Acquisitions after this date, namely Damhead Creek and Brighton Power Station, have been restated to comply with IFRS 3 'Business Combinations';
- Revaluation as deemed cost: Manweb distribution assets, which were last revalued in 1997, have been deemed to be recorded at cost;
- Employee benefits: The cumulative actuarial losses relating to retirement benefits at the date of transition to IFRS have been recognised in retained earnings;
- Financial instruments: The group has elected not to prepare comparative information in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. These standards have been applied with effect from 1 April 2005.
- Share-based payment: The group has applied IFRS 2 'Share-based Payment' to equity instruments granted after 7 November 2002 only.

The group has elected not to take advantage of the IFRS 1 exemption to reset the foreign currency translation reserve to zero at the date of transition to IFRS.

42 Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

(a) Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the year ended 31 March 2005

	UK GAAP £m	IFRS reclassifications £m	Other IFRS adjustments: Income taxes IAS 12 £m	Property, plant and equipment IAS 16 £m	Leases IAS 17/ IFRIC 4 £m	Employee benefits IAS 19 £m	Impairment IAS 36 £m	Share-based payments IFRS 2 £m	Business combinations IFRS 3 £m	Goodwill IFRS 3 £m	Discontinued operations IFRS 5 £m	IFRS £m
Continuing operations												
Revenue	6,848.8	(2.9)	–	–	–	–	–	–	–	–	(2,250.9)	4,595.0
Cost of sales	(4,567.2)	–	–	–	7.2	–	–	–	(10.0)	–	1,288.1	(3,281.9)
Gross profit	2,281.6	(2.9)	–	–	7.2	–	–	–	(10.0)	–	(962.8)	1,313.1
Transmission and distribution costs	(606.2)	–	–	1.3	0.1	–	–	–	–	–	311.1	(293.7)
Administrative expenses before goodwill amortisation and exceptional item	(511.3)	–	–	0.4	–	14.3	–	0.4	–	–	115.8	(380.4)
Goodwill amortisation	(117.5)	–	–	–	–	–	–	–	–	117.5	–	–
Exceptional item – impairment of goodwill	(927.0)	–	–	–	–	–	5.0	–	–	–	922.0	–
Administrative expenses	(1,555.8)	–	–	0.4	–	14.3	5.0	0.4	–	117.5	1,037.8	(380.4)
Other operating income	33.0	–	–	–	–	–	–	–	–	–	1.2	34.2
Operating profit before jointly controlled entities and associates	152.6	(2.9)	–	1.7	7.3	14.3	5.0	0.4	(10.0)	117.5	387.3	673.2
Share of profit/(loss) of jointly controlled entities and associates	6.0	(6.0)	–	–	–	–	–	–	–	–	–	–
Operating profit before goodwill amortisation and exceptional item	1,203.1	(8.9)	–	1.7	7.3	14.3	–	0.4	(10.0)	–	(534.7)	673.2
Goodwill amortisation	(117.5)	–	–	–	–	–	–	–	–	117.5	–	–
Exceptional item – impairment of goodwill	(927.0)	–	–	–	–	–	5.0	–	–	–	922.0	–
Operating profit	158.6	(8.9)	–	1.7	7.3	14.3	5.0	0.4	(10.0)	117.5	387.3	673.2
Finance income	150.2	33.3	–	–	9.4	142.7	–	–	–	–	(123.4)	212.2
Finance costs	(338.1)	(26.2)	–	–	(16.7)	(142.1)	–	–	–	–	190.1	(333.0)
Net finance costs	(187.9)	7.1	–	–	(7.3)	0.6	–	–	–	–	66.7	(120.8)
Profit on ordinary activities before goodwill amortisation, exceptional item and tax	1,015.2	(1.8)	–	1.7	–	14.9	–	0.4	(10.0)	–	(468.0)	552.4
Goodwill amortisation	(117.5)	–	–	–	–	–	–	–	–	117.5	–	–
Exceptional item – impairment of goodwill	(927.0)	–	–	–	–	–	5.0	–	–	–	922.0	–
(Loss)/profit before tax	(29.3)	(1.8)	–	1.7	–	14.9	5.0	0.4	(10.0)	117.5	454.0	552.4
Income tax expense	(274.1)	1.8	(16.3)	(0.5)	4.1	(5.1)	–	–	3.0	–	149.7	(137.4)
(Loss)/profit from continuing operations for the financial year	(303.4)	–	(16.3)	1.2	4.1	9.8	5.0	0.4	(7.0)	117.5	603.7	415.0
Discontinued operations												
Loss for the financial year from discontinued operations	–	–	–	–	–	–	–	–	–	–	(603.7)	(603.7)
Loss for the financial year	(303.4)	–	(16.3)	1.2	4.1	9.8	5.0	0.4	(7.0)	117.5	–	(188.7)
Minority interests												
– equity (continuing operations)	(1.3)											
– non-equity (discontinued operations)	(3.4)											
Loss for the financial year after minority interests	(308.1)											
Loss per share:												
Basic loss per ordinary share	(16.83)p											(10.56)p
Diluted loss per ordinary share	(16.83)p											(9.46)p

Notes to the Group Accounts continued

for the year ended 31 March 2006

42 Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

(b) Reconciliation of the Group Balance Sheet under UK GAAP to IFRS as at 1 April 2004

	UK GAAP £m	IFRS reclassifications £m	IFRS remeasurements: Dividends IAS 10 £m	IFRS remeasurements: Income tax IAS 12 £m	IFRS remeasurements: Leases IAS 17/ IFRIC 4 £m	IFRS remeasurements: Employee benefits IAS 19 £m	IFRS £m
Non-current assets							
Intangible assets							
– goodwill	1,855.9	–	–	–	–	–	**1,855.9**
– other intangible assets	–	306.5	–	–	–	–	**306.5**
Property, plant and equipment	8,756.6	(306.5)	–	–	54.7	(13.2)	**8,491.6**
Investments accounted for using the equity method	65.0	–	–	–	–	–	**65.0**
Other investments	129.8	–	–	–	–	–	**129.8**
Trade and other receivables	–	78.0	–	–	–	–	**78.0**
Finance lease receivables	–	82.5	–	–	93.2	–	**175.7**
Non-current assets	10,807.3	160.5	–	–	147.9	(13.2)	**11,102.5**
Current assets							
Inventories	185.5	–	–	–	–	–	**185.5**
Trade and other receivables	1,466.7	(129.7)	–	–	–	–	**1,337.0**
Finance lease receivables	–	12.3	–	–	13.9	–	**26.2**
Cash and cash equivalents	1,347.3	–	–	–	–	–	**1,347.3**
Current assets	2,999.5	(117.4)	–	–	13.9	–	**2,896.0**
Total assets	13,806.8	43.1	–	–	161.8	(13.2)	**13,998.5**
Current liabilities							
Loans and other borrowings	(410.7)	(375.1)	–	–	–	–	**(785.8)**
Obligations under finance leases	–	–	–	–	(18.9)	–	**(18.9)**
Trade and other payables	(1,658.7)	248.9	112.9	–	–	–	**(1,296.9)**
Current tax liabilities	–	(237.7)	–	–	–	–	**(237.7)**
Provisions	–	(84.7)	–	–	–	–	**(84.7)**
Current liabilities	(2,069.4)	(448.6)	112.9	–	(18.9)	–	**(2,424.0)**
Non-current liabilities							
Loans and other borrowings	(4,661.1)	364.6	–	–	–	–	**(4,296.5)**
Obligations under finance leases	–	(15.0)	–	–	(166.2)	–	**(181.2)**
Trade and other payables	–	(17.6)	–	–	–	–	**(17.6)**
Retirement benefit obligations	–	(152.1)	–	–	–	(465.0)	**(617.1)**
Deferred tax liabilities	(1,242.2)	–	–	25.4	19.2	167.0	**(1,030.6)**
Provisions	(504.5)	225.6	–	–	–	–	**(278.9)**
Deferred income	(577.8)	–	–	–	–	–	**(577.8)**
Non-current liabilities	(6,985.6)	405.5	–	25.4	(147.0)	(298.0)	**(6,999.7)**
Total liabilities	(9,055.0)	(43.1)	112.9	25.4	(165.9)	(298.0)	**(9,423.7)**
Net assets	4,751.8	–	112.9	25.4	(4.1)	(311.2)	**4,574.8**
Equity							
Share capital	929.8	–	–	–	–	–	**929.8**
Share premium	2,275.7	–	–	–	–	–	**2,275.7**
Revaluation reserve	41.6	(41.6)	–	–	–	–	**–**
Capital redemption reserve	18.3	–	–	–	–	–	**18.3**
Merger reserve	406.4	–	–	–	–	–	**406.4**
Translation reserve	–	484.6	–	–	–	–	**484.6**
Retained earnings	1,019.1	(443.0)	112.9	25.4	(4.1)	(311.2)	**399.1**
Equity attributable to equity holders of Scottish Power plc	4,690.9	–	112.9	25.4	(4.1)	(311.2)	**4,513.9**
Minority interests							
– equity	3.1	–	–	–	–	–	**3.1**
– non-equity	57.8	–	–	–	–	–	**57.8**
Total equity	4,751.8	–	112.9	25.4	(4.1)	(311.2)	**4,574.8**
Net asset value per share	256.2p						**246.6p**

42 Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

(c) Reconciliation of the Group Balance Sheet under UK GAAP to IFRS as at 31 March 2005

	UK GAAP £m	IFRS reclassifications £m	IFRS remeasurements								IFRS £m
			Dividends IAS 10 £m	Income taxes IAS 12 £m	Property, plant and equipment IAS 16 £m	Leases IAS 17/ IFRIC 4 £m	Employee benefits IAS 19 £m	Impairment IAS 36 £m	Business combinations IFRS 3 £m	Goodwill IFRS 3 £m	
Non-current assets											
Intangible assets											
– goodwill	765.2	–	–	–	–	–	–	5.0	–	114.9	**885.1**
– other intangible assets	80.2	301.1	–	–	–	–	–	–	28.2	–	**409.5**
Property, plant and equipment	9,602.8	(301.1)	–	–	1.7	48.9	(17.4)	–	–	–	**9,334.9**
Investments accounted for using the equity method	53.1	–	–	–	–	–	–	–	–	–	**53.1**
Other investments	120.3	–	–	–	–	–	–	–	–	–	**120.3**
Trade and other receivables	–	56.2	–	–	–	–	–	–	–	–	**56.2**
Finance lease receivables	–	80.8	–	–	–	77.6	–	–	–	–	**158.4**
Non-current assets	10,621.6	137.0	–	–	1.7	126.5	(17.4)	5.0	28.2	114.9	**11,017.5**
Current assets											
Inventories	185.4	–	–	–	–	–	–	–	–	–	**185.4**
Trade and other receivables	1,791.3	(115.8)	–	–	–	–	–	–	–	–	**1,675.5**
Finance lease receivables	–	7.3	–	–	–	10.0	–	–	–	–	**17.3**
Cash and cash equivalents	1,747.8	–	–	–	–	–	–	–	–	–	**1,747.8**
Current assets	3,724.5	(108.5)	–	–	–	10.0	–	–	–	–	**3,626.0**
Total assets	14,346.1	28.5	–	–	1.7	136.5	(17.4)	5.0	28.2	114.9	**14,643.5**
Current liabilities											
Loans and other borrowings	(553.4)	(359.1)	–	–	–	–	–	–	–	–	**(912.5)**
Obligations under finance leases	–	–	–	–	–	(14.5)	–	–	–	–	**(14.5)**
Trade and other payables	(2,110.5)	338.2	139.4	–	–	–	–	–	–	–	**(1,632.9)**
Current tax liabilities	–	(338.9)	–	–	–	–	–	–	–	–	**(338.9)**
Provisions	–	(80.1)	–	–	–	–	–	–	–	–	**(80.1)**
Current liabilities	(2,663.9)	(439.9)	139.4	–	–	(14.5)	–	–	–	–	**(2,978.9)**
Non-current liabilities											
Loans and other borrowings	(5,341.4)	344.6	–	–	–	–	–	–	–	–	**(4,996.8)**
Obligations under finance leases	–	(14.0)	–	–	–	(144.8)	–	–	–	–	**(158.8)**
Trade and other payables	–	(2.7)	–	–	–	–	–	–	–	–	**(2.7)**
Retirement benefit obligations	–	(133.8)	–	–	–	–	(501.7)	–	–	–	**(635.5)**
Deferred tax liabilities	(1,333.5)	–	–	7.0	(0.5)	22.9	177.9	–	(35.2)	–	**(1,161.4)**
Provisions	(399.5)	217.3	–	–	–	–	–	–	–	–	**(182.2)**
Deferred income	(570.1)	–	–	–	–	–	–	–	–	–	**(570.1)**
Non-current liabilities	(7,644.5)	411.4	–	7.0	(0.5)	(121.9)	(323.8)	–	(35.2)	–	**(7,707.5)**
Total liabilities	(10,308.4)	(28.5)	139.4	7.0	(0.5)	(136.4)	(323.8)	–	(35.2)	–	**(10,686.4)**
Net assets	4,037.7	–	139.4	7.0	1.2	0.1	(341.2)	5.0	(7.0)	114.9	**3,957.1**
Equity											
Share capital	932.7	–	–	–	–	–	–	–	–	–	**932.7**
Share premium	2,294.7	–	–	–	–	–	–	–	–	–	**2,294.7**
Revaluation reserve	45.5	(39.7)	–	–	–	–	–	–	–	–	**5.8**
Capital redemption reserve	18.3	–	–	–	–	–	–	–	–	–	**18.3**
Merger reserve	406.4	–	–	–	–	–	–	–	–	–	**406.4**
Translation reserve	–	484.6	–	(2.1)	–	0.1	4.6	–	–	(2.6)	**484.6**
Retained earnings	284.4	(444.9)	139.4	9.1	1.2	–	(345.8)	5.0	(7.0)	117.5	**(241.1)**
Equity attributable to equity holders of Scottish Power plc	3,982.0	–	139.4	7.0	1.2	0.1	(341.2)	5.0	(7.0)	114.9	**3,901.4**
Minority interests											
– equity	3.2	–	–	–	–	–	–	–	–	–	**3.2**
– non-equity	52.5	–	–	–	–	–	–	–	–	–	**52.5**
Total equity	4,037.7	–	139.4	7.0	1.2	0.1	(341.2)	5.0	(7.0)	114.9	**3,957.1**
Net asset value per share	217.3p										**212.9p**

Notes to the Group Accounts continued
for the year ended 31 March 2006

42 Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

(d) Reconciliation of the group cash flow under UK GAAP to IFRS as at 31 March 2005

The consolidated statement of cash flows prepared in accordance with FRS 1 'Cash flow statements' presents substantially the same information as that required under IFRS. Under IFRS, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows were presented separately for operating activities, dividends received from joint ventures and associates, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. Under IFRS, only three categories of cash flow activity are reported: operating activities, investing activities and financing activities.

Under IFRS, items which under UK GAAP would have been included within management of liquid resources fall within the definition of cash and cash equivalents.

The requirements of IAS 38 state that certain non-current assets, namely capitalised software and hydro relicensing costs, previously included within tangible assets, are reclassified as intangible assets. This has resulted in £54.6 million being reclassified from the purchase of property, plant and equipment to the purchase of intangible assets. A further £1.2 million has been reclassified from the purchase of property, plant and equipment to the proceeds from the sale of intangible assets.

IFRIC 4 contains guidance on the identification of lease arrangements. The group's arrangements have been assessed against the criteria contained in IAS 17 to determine, firstly, whether any arrangements qualify for lease accounting and, secondly, whether the leases should be categorised as operating or finance leases. The identification of additional finance leases has resulted in £11.7 million being reclassified from cash generated from operations to interest paid (£8.8 million) and proceeds from borrowings (£2.9 million).

(e) Notes to income statement reclassifications

Certain income statement items previously reported under UK GAAP have been reclassified to comply with the format of the group Accounts as presented under IFRS. The reclassifications below do not have any effect on the group's previously reported net income.

(i) IAS 28/31 – Associates/jointly controlled entities

The group's share of the operating profit, interest and tax of associates and jointly controlled entities has been combined and disclosed on one line as share of profits of jointly controlled entities and associates in accordance with IAS 28 and IAS 31.

(ii) IAS 17 – Leases

Net income in relation to finance leases in the US of £2.9 million for the year ended 31 March 2005 has been reclassified from revenue to finance income (£33.3 million) and finance costs (£30.4 million) in accordance with IAS 17. Under UK GAAP, these were accounted for on a net cash investment basis and qualified for linked presentation under FRS 5.

(f) Notes to balance sheet reclassifications

Certain balances, previously reported under UK GAAP, have been reclassified to comply with the format of the group's Accounts as presented under IFRS. None of these reclassifications have any effect on the group's previously reported net assets or shareholders' funds.

(i) IAS 1 – Presentation of financial statements

Trade and other receivables falling due after more than one year of £18.7 million at 31 March 2005 (2004 £35.3 million), previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables falling due after more than one year of £80.8 million at 31 March 2005 (2004 £82.5 million), previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables due within one year of £7.3 million at 31 March 2005 (2004 £12.3 million), previously included within Trade and other receivables, have been shown separately on the face of the balance sheet.

Provisions for liabilities and charges due within one year of £80.1 million at 31 March 2005 (2004 £84.7 million), previously presented within Non-current liabilities, have been reclassified and shown within Current liabilities.

Obligations under finance leases of £14.0 million at 31 March 2005 (2004 £15.0 million), previously presented within Loans and other borrowings, have been shown separately on the face of the balance sheet.

In light of evolving practice, the group has changed the classification of its convertible bonds from Non-current liabilities to Current liabilities and restated comparative figures accordingly. The bonds are perpetual and have no fixed redemption date; although they can be redeemed in limited circumstances as set out in Note 24. Bondholders can convert into ordinary shares of Scottish Power plc at any time and, therefore, the bonds meet the definition of current liabilities in IAS 1 'Presentation of Financial Statements' and the IASB's Framework for the Preparation and Presentation of Financial Statements.

(ii) IAS 12 – Income taxes

Current corporate tax balances of £338.9 million at 31 March 2005 (2004 £237.7 million), previously included within Trade and other payables falling due within one year, have been shown separately on the face of the balance sheet.

(iii) IAS 19 – Employee benefits

Pensions and other post-retirement benefits of £133.8 million at 31 March 2005 (2004 £152.1 million), previously included within Provisions for liabilities and charges and Trade and other payables, have been shown separately on the face of the balance sheet. Although this separate presentation is not required by IAS 19 'Employee Benefits', this presentation has been adopted in view of the significance of these balances as accounted for under IAS 19.

(iv) IAS 21 – The effects of changes in foreign exchange rates

Cumulative exchange gains and losses of £484.6 million at 31 March 2005 (2004 £484.6 million), net of related hedging gains and losses and taxation, are required by IAS 21 to be shown as a separate reserve. These were previously included within retained earnings.

Under IAS 21, all monetary items are required to be separately measured and presented at the closing balance sheet rate whereas UK GAAP permitted the use of the exchange rate specified in the contract. As a result, foreign currency debt is translated at the closing exchange rate and the group's related derivatives have been separately presented on the balance sheet rather than disclosing the net hedge position that existed under UK GAAP. At 31 March 2005, derivatives showing a gain of £37.5 million (2004 £42.7 million) and £11.6 million (2004 £0.4 million) have been included within Non-current and Current trade and other receivables respectively. Those derivatives showing a loss of £2.7 million (2004 £17.6 million) and £17.9 million (2004 £nil) have been reclassified from Loans and other borrowings and included within Non-current and Current trade and other payables respectively.

42 Reconciliation of previously reported financial statements under UK GAAP to IFRS continued

(v) IAS 38 – Intangible assets
Certain Non-current assets at 31 March 2005, being capitalised software of £238.6 million (2004 £260.9 million) and hydro relicensing costs of £62.5 million (2004 £45.6 million), previously included within Tangible assets have been reclassified as Intangible assets as required by IAS 38.

(vi) IFRS 1 – First-time adoption of IFRS
The revaluation reserve of £39.7 million at 31 March 2005 (2004 £41.6 million), previously recognised in respect of the revaluation of the group's Manweb distribution assets has been reclassified to retained earnings. IFRS permits previously revalued tangible assets to be recognised at deemed cost at the date of the group's transition to IFRS. The group has applied this exemption in preparing its balance sheet in accordance with IFRS.

The group has elected not to take advantage of the IFRS 1 exemption to reset the translation reserve to zero at the date of the transition.

(g) Notes to IFRS remeasurements
The IFRS remeasurements do not include any adjustments for IAS 32 and IAS 39 which have been applied by the group from 1 April 2005 in accordance with the exemptions set out in IFRS 1 (see Note 43).

(i) IAS 10 – Events after the balance sheet date
Dividends in respect of the group's ordinary shares declared after the balance sheet date are not accrued in the balance sheet as required by IAS 10.

Previously, under UK GAAP, such dividends were accrued in the balance sheet.

(ii) IAS 12 – Income taxes
Under UK GAAP, deferred tax is provided based on timing differences, whilst IFRS has a wider scope and requires deferred tax to be provided on temporary differences.

In accordance with the requirements of IFRS, additional deferred tax has been provided on the temporary difference arising on acquisitions where the assets and liabilities acquired at fair value differ to their tax base.

(iii) IAS 16 – Property, plant and equipment
The group calculates its depreciation charge in respect of property, plant and equipment based on cost less estimated residual values at current prices as required by IAS 16.

Previously, under UK GAAP, the group calculated its depreciation charge for property, plant and equipment based on cost or revalued amounts less estimated residual values at prices prevailing at the time of the initial recognition of the asset or subsequent revaluation.

(iv) IAS 17/IFRIC 4 – Leases
The group has finance leases where it acts as a lessor and funds these through non-recourse debt. Under UK GAAP, these were accounted for on a net cash investment basis and qualified for linked presentation whereby the non-recourse debt was offset against the receivable in accordance with FRS 5. Under IFRS, such leases are required to be accounted for as a receivable at an amount equal to the net investment in the lease and, unlike FRS 5, there is no concept of linked presentation in relation to non-recourse debt. The effect of this adjustment is to present separately a finance lease receivable of £86.5 million (2004 £106.3 million) and £88.5 million (2004 £109.4 million) of non-recourse debt. Income from finance leases for the year ended 31 March 2005 increased by £4.9 million, net of a tax credit of £3.7 million.

IFRIC 4 contains specific guidance on the identification of lease arrangements. The arrangements have been assessed against the criteria contained in IAS 17 to determine whether the leases should be categorised as operating or financing. As a consequence, new finance lease arrangements have been recognised on the balance sheet, resulting in the recognition of additional Property, plant and equipment of £48.9 million (2004 £54.7 million) and additional obligations under finance leases of £70.8 million (2004 £75.7 million). Profit before tax reduced by £1.2 million for the year ended 31 March 2005.

(v) IAS 19 – Employee benefits
Pensions and other post-retirement benefits have been accounted for in accordance with IAS 19. The group's accounting policy for pensions and other post-retirement benefits requires separate recognition of the operating and financing costs of defined benefit pension schemes and other post-retirement benefit arrangements in the income statement. IAS 19 permits a number of options for the recognition of actuarial gains and losses relating to defined benefit pension schemes and other post-retirement benefits. The group's accounting policy is to recognise any actuarial gains and losses in full immediately in the statement of recognised income and expense. Accordingly, the pension scheme deficits and the obligations relating to other post-retirement benefits are included as liabilities in the balance sheet.

Previously, under UK GAAP, the group's policy was to recognise a charge for its defined benefit pension schemes and other post-retirement benefits in arriving at operating profit. This cost comprised the regular cost of providing pensions and other post-retirement benefits and a charge or credit relating to the amortisation of actuarial gains and losses over the average remaining service lives of the employees covered by the relevant arrangements. The difference between the cumulative charge for pensions and other post-retirement benefits and the cumulative contributions paid in respect of those arrangements was previously recognised as an asset or liability in the balance sheet.

(vi) IFRS 2 – Share-based payments
The group's employee share and share option schemes have been accounted for in accordance with IFRS 2 'Share-based Payment'. This requires that a charge be recognised, using a fair value model, for all of the group's share and share option schemes.

Previously under UK GAAP, the group accounted for the cost of certain of its share and share option schemes based on an intrinsic value model.

(vii) IFRS 3 – Business combinations
Under UK GAAP, goodwill is required to be amortised over its estimated useful economic life. On transition to IFRS, the balance of goodwill recognised under UK GAAP at that time was "frozen". No future amortisation will be charged, although an annual review for impairment is required.

Under IFRS 3, the fair values attributed to deferred tax and intangible assets on acquisitions differ from those under UK GAAP.

(viii) IFRS 5 – Discontinued operations
As a result of the group's decision to sell PacifiCorp, PacifiCorp has been treated as a disposal group held for sale and a discontinued operation in accordance with IFRS 5. As a consequence of the classification as a discontinued operation, the net profit of PacifiCorp has been shown in one line in the income statement.

The results of discontinued operations include the UK/US interest rate differential benefit and the loss following de-designation of net investment hedges arising from the group's US dollar hedging programme relating to PacifiCorp's net assets and the impact of the US dollar earnings hedges relating to the results of PacifiCorp. This programme has been terminated following completion of the sale of PacifiCorp on 21 March 2006.

Notes to the Group Accounts continued

for the year ended 31 March 2006

43 Adoption of IAS 32 and IAS 39 at 1 April 2005

Effect on the Group Balance Sheet under IFRS as at 31 March 2005 on implementation of IAS 32 and IAS 39 with effect from 1 April 2005

	Notes	31 March 2005 IFRS £m	IAS 32/39 adjustments £m	1 April 2005 IFRS after IAS 32/39 adjustment £m
Non-current assets				
Intangible assets				
– goodwill		**885.1**	–	885.1
– other intangible assets	(a)	**409.5**	(108.4)	301.1
Property, plant and equipment		**9,334.9**	–	9,334.9
Investments accounted for using the equity method		**53.1**	–	53.1
Other investments		**120.3**	(2.1)	118.2
Trade and other receivables	(b)	**56.2**	(6.2)	50.0
Financial assets				
– Derivative financial instruments		**–**	575.7	575.7
Finance lease receivables		**158.4**	–	158.4
Non-current assets		**11,017.5**	459.0	11,476.5
Current assets				
Inventories		**185.4**	–	185.4
Trade and other receivables	(b)	**1,675.5**	(186.2)	1,489.3
Financial assets				
– Derivative financial instruments		**–**	336.7	336.7
Finance lease receivables		**17.3**	–	17.3
Cash and cash equivalents		**1,747.8**	0.7	1,748.5
Current assets		**3,626.0**	151.2	3,777.2
Total assets		**14,643.5**	610.2	15,253.7
Current liabilities				
Financial liabilities				
– Loans and other borrowings		**(912.5)**	18.8	(893.7)
– Derivative financial instruments		**–**	(9.7)	(9.7)
Obligations under finance leases		**(14.5)**	–	(14.5)
Trade and other payables	(c)	**(1,632.9)**	77.0	(1,555.9)
Current tax liabilities		**(338.9)**	–	(338.9)
Provisions		**(80.1)**	–	(80.1)
Current liabilities		**(2,978.9)**	86.1	(2,892.8)
Non-current liabilities				
Financial liabilities				
– Loans and other borrowings		**(4,996.8)**	(66.9)	(5,063.7)
– Derivative financial instruments		**–**	(357.5)	(357.5)
Obligations under finance leases		**(158.8)**	–	(158.8)
Trade and other payables	(c)	**(2.7)**	2.0	(0.7)
Retirement benefit obligations		**(635.5)**	–	(635.5)
Deferred tax liabilities	(d)	**(1,161.4)**	(109.6)	(1,271.0)
Provisions	(e)	**(182.2)**	64.6	(117.6)
Deferred income		**(570.1)**	–	(570.1)
Non-current liabilities		**(7,707.5)**	(467.4)	(8,174.9)
Total liabilities		**(10,686.4)**	(381.3)	(11,067.7)
Net assets		**3,957.1**	228.9	4,186.0
Equity				
Share capital		**932.7**	–	932.7
Share premium		**2,294.7**	–	2,294.7
Revaluation reserve		**5.8**	–	5.8
Capital redemption reserve		**18.3**	–	18.3
Merger reserve		**406.4**	–	406.4
Hedging reserve		**–**	416.6	416.6
Translation reserve		**484.6**	(2.1)	482.5
Retained earnings		**(241.1)**	(133.1)	(374.2)
Equity attributable to equity holders of Scottish Power plc		**3,901.4**	281.4	4,182.8
Minority interests				
– equity		**3.2**	–	3.2
– non-equity		**52.5**	(52.5)	–
Total equity		**3,957.1**	228.9	4,186.0

IAS 32 and IAS 39 have been applied by the group from 1 April 2005 in accordance with the exemptions set out in IFRS 1. The reconciliation above shows the effect on the IFRS restated balance sheet at 31 March 2005 immediately following the implementation of IAS 32 and IAS 39 on 1 April 2005.

43 Adoption of IAS 32 and IAS 39 at 1 April 2005 continued

During the preparation of the group's Annual Report and Accounts for the year ended 31 March 2006, the group finalised its IAS 39 transition adjustment as at 1 April 2005. This resulted in the IAS 39 transition adjustment to equity attributable to equity holders of Scottish Power plc increasing by £16.9 million from £264.5 million to £281.4 million.

The principal adjustments arising from the implementation of IAS 32 and IAS 39 on 1 April 2005 were as follows:

(a) In-the-money gas contracts were derecognised as other intangible assets and remeasured and disclosed within derivative financial instruments resulting in a decrease to other intangible assets of £108.4 million.

(b) Non-current and Current trade and other receivables decreased by £192.4 million principally as a result of treasury net investment hedges previously classified within trade and other receivables being reclassified as derivative financial instruments.

(c) Current and Non-current trade and other payables decreased by £79.0 million principally as a result of treasury net investment hedges previously classified within trade and other payables being reclassified as derivative financial instruments.

(d) Deferred tax liabilities increased by £109.6 million being the tax effect of the cumulative IAS 39 adjustments.

(e) Onerous contracts provisions were derecognised and remeasured and disclosed within derivative financial instruments resulting in a decrease in Non-current provisions of £64.6 million.

Notes to the Group Accounts continued
for the year ended 31 March 2006

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP')

The consolidated Accounts of the group are prepared in accordance with IFRS which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments on profit for the financial year and equity attributable to equity holders of Scottish Power plc under US GAAP are set out in the tables below.

(a) Reconciliation of profit/(loss) for the financial year to US GAAP:	Notes	2006 £m	2005 £m
Profit/(loss) for the year under IFRS attributable to equity holders of Scottish Power plc		**1,543.3**	(193.4)
US GAAP adjustments:			
Impairment of goodwill	(i)	**-**	(459.0)
US regulatory net assets	(ii)	**(30.2)**	(50.1)
Retirement benefit obligations	(iii)	**(26.7)**	(1.5)
Depreciation on revaluation uplift	(iv)	**1.9**	1.9
Decommissioning, environmental and mine reclamation liabilities	(v)	**(9.0)**	(45.1)
Derivative financial instruments	(vi)	**(0.7)**	326.5
Restructuring costs	(vii)	**12.8**	-
Gain on disposal of PacifiCorp	(ix)	**(434.5)**	-
Other	(x)	**1.1**	(25.4)
		1,058.0	(446.1)
Deferred tax effect of US GAAP adjustments	(viii)	**27.4**	(48.6)
Profit/(loss) for the year under US GAAP		**1,085.4**	(494.7)
Profit/(loss) for the year under US GAAP consists of profit from:			
– Continuing operations		**596.2**	549.3
– Discontinued operations		**489.2**	(1,044.0)
– Continuing and discontinued operations		**1,085.4**	(494.7)
Earnings/(loss) per share under US GAAP			
– Continuing operations		**32.36p**	30.00p
– Discontinued operations		**26.55p**	(57.02)p
– Continuing and discontinued operations		**58.91p**	(27.02)p
Diluted earnings/(loss) per share under US GAAP			
– Continuing operations		**32.12p**	28.57p
– Discontinued operations		**26.36p**	(54.15)p
– Continuing and discontinued operations		**58.48p**	(25.58)p

(b) Effect on equity attributable to equity holders of Scottish Power plc of differences between IFRS and US GAAP:	Notes	2006 £m	2005 £m
Equity attributable to equity holders of Scottish Power plc under IFRS		**5,100.9**	3,901.4
US GAAP adjustments:			
Goodwill	(i)	**572.3**	572.3
Business combinations	(i)	**(10.2)**	(191.0)
Amortisation of goodwill	(i)	**(80.7)**	143.8
Impairment of goodwill	(i)	**-**	(459.0)
US regulatory net assets	(ii)	**-**	559.3
Retirement benefit obligations	(iii)	**244.5**	481.4
Revaluation of fixed assets	(iv)	**(59.8)**	(59.8)
Depreciation on revaluation uplift	(iv)	**16.2**	14.3
Decommissioning, environmental and mine reclamation liabilities	(v)	**-**	(60.2)
Derivative financial instruments	(vi)	**(315.4)**	365.6
Restructuring costs	(vii)	**12.8**	-
Other	(x)	**25.3**	(1.3)
Deferred tax effect of US GAAP adjustments	(viii)	**15.0**	(472.6)
Equity attributable to equity holders of Scottish Power plc under US GAAP		**5,520.9**	4,794.2

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP') continued

(c) Description of US GAAP adjustments

(i) Goodwill and business combinations

Goodwill

The group has elected under IFRS 1 not to restate business combinations accounted for prior to 1 April 2004, the group's date of transition to IFRS. Under UK GAAP, goodwill arising from the purchase of operating entities before 31 March 1998 was written off directly to reserves, and, under IFRS, on future disposal or closure of a business, any goodwill previously taken directly to equity under a former GAAP will not be charged against income. Under UK GAAP, goodwill arising on acquisitions from 1998 was capitalised and amortised through the profit and loss account over its useful economic life. On 1 April 2004, amortisation ceased in acccordance with IFRS 3 'Business Combinations' and the asset is reviewed for impairment at least annually and whenever there is an indicator of impairment. Any impairment is recognised in the period in which it is identified.

The goodwill adjustment is made to recognise goodwill previously written off to reserves under UK GAAP as an intangible asset under US GAAP.

Under US GAAP following the introduction of Statement of Financial Accounting Standard No.142 'Goodwill and Other Intangible Assets' ('FAS 142') which was effective for the group from 1 April 2002, goodwill arising from the purchase of operating entities should be held as an indefinite lived intangible asset and is no longer amortised. Instead goodwill is subject to an impairment test performed at least annually. The implementation of FAS 142 two years earlier than the group's transition to IFRS, results in goodwill balances acquired between 31 March 1998 and 31 March 2004 reflecting two years' less amortisation under US GAAP than under IFRS.

The group has completed its annual goodwill impairment analysis under FAS 142 as at 30 September 2005 and has concluded that goodwill is not impaired.

The following table provides an analysis of goodwill included in the balance sheet under US GAAP for the years ended 31 March 2006 and 31 March 2005.

	Note	2006 £m	2005 £m
Net book value of goodwill capitalised:			
At 1 April		**951.2**	2,382.1
Acquisition	(i)	**8.0**	–
Impairment		**–**	(1,381.0)
Disposal of PacifiCorp		**(406.6)**	–
Exchange		**29.6**	(49.9)
As at 31 March		**582.2**	951.2

(i) Goodwill of £8.0 million arose on the group's acquisition of the remaining 50% of Core Utility Solutions Limited, which became a 100% subsidiary of the group.

The table below shows an analysis of goodwill by business:

	Note	31 March 2006 £m	31 March 2005 £m
UK businesses			
– Energy Networks		**8.0**	–
– Energy Retail & Wholesale		**562.9**	562.9
United Kingdom total		**570.9**	562.9
US businesses			
– PacifiCorp		**–**	377.9
– PPM	(i)	**11.3**	10.4
United States total		**11.3**	388.3
Total		**582.2**	951.2

(i) Year-on-year movements on the net book value of goodwill capitalised for PPM of £0.9 million relate solely to foreign exchange.

Business combinations

The group has elected under IFRS 1 not to restate business combinations accounted for prior to 1 April 2004, the group's date of transition to IFRS. Accordingly, the adjustment referred to as Business Combinations reflects principally the difference between calculating the goodwill arising on the acquisitions of Manweb and, for 2005, of PacifiCorp under IFRS and US GAAP. This adjustment is required due to the differences between IFRS and US GAAP in determination of acquisition price and valuation of assets and liabilities at the acquisition date.

In cases where traded equity securities are exchanged as consideration, IFRS requires the fair value of consideration to be determined at the date the transaction is completed, while US GAAP requires the fair value of such consideration to be determined at the date the acquisition is announced.

(ii) US regulatory net assets

FAS 71 'Accounting for the Effects of Certain Types of Regulation' establishes US GAAP for utilities in the US whose regulators have the power to approve and/or regulate rates that may be charged to customers. FAS 71 provides that regulatory assets may be capitalised if it is probable that future revenue in an amount at least equal to the capitalised costs will result from the inclusion of that cost in allowable costs for ratemaking purposes. Due to the different regulatory environment, no equivalent GAAP applies under IFRS.

Under IFRS, no regulatory assets are recognised. All regulatory assets recognised under US GAAP related to PacifiCorp. Following the disposal of PacifiCorp on 21 March 2006, no regulatory assets are recognised under US GAAP for the continuing business.

Profit under US GAAP is consequently decreased by £30.2 million in 2006 (2005 £50.1 million).

(iii) Retirement benefit obligations

The fundamental difference between IFRS and US GAAP is the method of recognition of actuarial gains and losses. The group under IFRS recognises actuarial gains and losses in full, directly in retained earnings, in the period in which they occur and are shown in the statement of recognised income and expense. Under US GAAP, actuarial gains and losses are recognised using the 10% corridor approach and deferred actuarial gains and losses are amortised on a straight-line basis over the average remaining service life of employees. A minimum pension liability is also recognised under US GAAP through comprehensive income when there is a deficit of plan assets relative to the accumulated benefit obligation.

Notes to the Group Accounts continued

for the year ended 31 March 2006

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP') continued

(iv) Revaluation of fixed assets

The revaluation of assets is not permitted under US GAAP. The reconciling item reflects the revaluation reserve which was reclassed to retained earnings as at the date of the group's transition to IFRS, as previously revalued tangible assets were recognised at deemed cost at the date of the group's transition to IFRS. The reconciliation therefore adjusts assets to historical cost and the depreciation charge has been adjusted accordingly.

(v) Decommissioning, environmental and mine reclamation liabilities

Under IFRS, future decommissioning and mine reclamation costs are provided for on a discounted basis with a corresponding increase to the cost of the asset. This increased cost is depreciated over the useful life of the asset. Under US GAAP, legal obligations associated with decommissioning and mine reclamation costs are accounted for on a similar basis in accordance with FAS 143 'Accounting for Asset Retirement Obligations' ("FAS 143"). For other decommissioning and mine reclamation costs, regulated industries rateably accrue these costs and include them within US regulatory net assets, as the costs are recovered in depreciation rates. Under IFRS, provision is made for both legal and constructive environmental obligations at the balance sheet date. Under US GAAP, provision is made for legal obligations.

(vi) Derivative financial instruments

The group uses derivative instruments in the normal course of business, to offset fluctuations in cash flows and equity associated with movements in exchange rates, interest rates and commodity prices.

FAS 133 'Accounting for Derivative Instruments and Hedging Activities' ("FAS 133"), as amended by FAS 138, was adopted by the group with effect from 1 April 2001. In April 2003, the FASB issued FAS No. 149 'Amendment of Statement 133 on Derivative Instruments and Hedging Activities', ("FAS 149"). This statement amends and clarifies financial reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This statement was effective for contracts entered into or modified after 30 June 2003. In applying this statement, the group began marking-to-market certain transactions that were entered into after 30 June 2003 that, prior to the implementation of FAS 149, would have qualified for the normal purchase and normal sales exemption under FAS 133.

The derivative financial instruments adjustment for the year ended 31 March 2006 represents the difference between accounting for derivative financial instruments under IFRS and US GAAP. Both IAS 39, the IFRS financial instruments standard, and FAS 133, the US GAAP equivalent, require all derivative financial instruments, as defined by the respective standards, to be fair valued. Both standards provide specific exemptions to this requirement; however the exemptions allowed are different between the respective standards, giving rise to a GAAP difference. In addition, a number of differences exist within the hedge accounting rules resulting in a further GAAP difference. The equivalent adjustment for the year ended 31 March 2005 represented the difference in accounting for derivative financial instruments under the group's former UK GAAP accounting policies for such items (which applied until the adoption of IAS 39 on 1 April 2005) and US GAAP.

Year ended 31 March 2006

The key differences between accounting for derivatives under IFRS, under which the Accounts are prepared, and US GAAP, and in the group's application of their respective requirements, are as follows:

- Commodity contracts which are a derivative for FAS 133, but not a derivative for IAS 39 for the following reasons:
  - Normal purchase normal sale ('npns') treatment is an election under FAS 133, whereas under IAS 39, own use accounting is an exemption. As a result certain contracts are fair valued under FAS 133 but not under IAS 39.
  - Under FAS 133, a host contract containing an embedded derivative that is not clearly and closely related does not qualify for npns treatment.
  - Under IAS 39, an embedded derivative that is not closely related can be bifurcated from the host contract, which is then available for own use accounting. Accordingly under FAS 133 some contracts will be fair valued in their entirety, while under IAS 39 the embedded derivative is bifurcated and fair valued and the host contract qualifies for own use accounting.
  - Under FAS 133, contracts which deliver at a liquid point where bookouts can occur may not qualify on a net basis not available for the npns election. Under IAS 39, such contracts may be available for own use accounting if it can be demonstrated that the contract is never settled.
- Commodity contracts which are a derivative for IAS 39, but not a derivative for FAS 133. These contracts met the definition of a capacity contract under FAS 133 DIG C-15 and were available for npns accounting. This exemption does not exist under IAS 39, and the contracts are instead fair valued.
- Certain derivatives which are designated by the group as cash flow hedging instruments under IAS 39 are not designated as hedging instruments under FAS 133. In addition, treasury derivatives which have been treated as a cash flow hedge under the transition exemptions in the amendment to IAS 39 on Hedging of Forecast Intra-group Transactions, are not available for hedge accounting under FAS 133. Accordingly, hedge accounting is not applied under US GAAP in respect of these arrangements.
- Differences relating to the permissible methods of measuring embedded derivatives cause further GAAP adjustments. Consequently, under IFRS, the embedded derivative component of the convertible bonds is recorded through the income statement and the debt host component is accounted for as a hedging instrument of the US net investment. Under US GAAP, the entire bond is measured at fair value through the income statement and is not considered to qualify for hedge accounting.
- There are differences in fair value methodology in relation to adjustments for credit risk and the bid/ask spread which are required by IAS 39 but not FAS 133. As a result, contracts with similar accounting under IAS 39 and FAS 133 may have different fair values.
- In addition, the effect of changes in certain long-term energy contracts entered into to hedge PacifiCorp's future retail resource requirements, which were being fair valued under both FAS 133 and IAS 39, are subject to regulation in the US and the fair value gains and losses deferred as regulatory assets or liabilities under US GAAP pursuant to FAS 71 'Accounting for the Effects of Certain Types of Regulation'. No comparable standard exists under IFRS and accordingly no regulatory assets or liabilities were recognised under IFRS in respect of these contracts.

Year ended 31 March 2005

The group exercised the exemption under IFRS 1 to present financial instruments in comparative periods in accordance with UK GAAP. Under UK GAAP, substantially all commodity contracts were accruals accounted on the basis that they were entered into for non-speculative purposes. In addition, under UK GAAP, certain derivative instruments used as hedges were not recognised on the balance sheet and the matching principle was used to match the gain or loss under these hedging contracts to the transaction to which they related. A number of these commodity contracts and derivative instruments were fair valued under FAS 133.

(vii) Restructuring costs

Under IFRS, a present obligation only exists when the entity is 'demonstrably committed' to the restructuring. The group has in existence a detailed formal plan for the restructuring and is unable to withdraw because it has started to implement the plan and has announced its main features to those individuals affected. Under US GAAP, similar rules exist but US GAAP prohibits the recognition of a liability based solely on an entity's demonstrable commitment to a plan. A liability is only recognised when details of the plan have been communicated to, and formally accepted by, the affected employees.

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP') continued

(viii) Deferred tax

Under IFRS and US GAAP, full provision for deferred tax is required to the extent that accounting profit differs from taxable profit due to temporary timing differences. Provision is made based on enacted tax law.

The item 'Effect of US GAAP adjustments' reflects the additional impact of making full provision for deferred tax in respect of adjustments made in restating the balance sheet to US GAAP.

(ix) Gain on disposal of PacifiCorp

On 24 May 2005, the group entered into a sale agreement to dispose of PacifiCorp, the group's former US regulated business. The disposal was completed on 21 March 2006, on which date control of PacifiCorp passed to MidAmerican.

A reconciliation of the gain on sale from IFRS to US GAAP is given below:

	Notes	31 March 2006 £m
Book value of PacifiCorp net assets disposed under IFRS		2,669.0
Business combinations	(i)	(194.6)
Amortisation of goodwill	(i)	241.3
Impairment of goodwill	(i)	(494.3)
US regulatory net assets	(ii)	524.1
Retirement benefit obligations	(iii)	172.1
Decommissioning, environmental and mine reclamation liabilities	(v)	(76.1)
Derivative financial instruments	(vi)	132.4
Other	(x)	(0.5)
Deferred tax	(viii)	(271.9)
Book value of PacifiCorp net assets disposed under US GAAP		2,701.5
Book gain on sale under US GAAP (pre-tax)	(a)	106.6
Net disposal proceeds under US GAAP		2,808.1
Satisfied by:		
Cash received for net assets under IFRS and US GAAP		2,911.4
Cash expenses under IFRS and US GAAP		(26.2)
Net disposal cash proceeds under IFRS and US GAAP		2,885.2
Accrued expenses under IFRS		(74.3)
GAAP adjustment – Retirement benefit obligations		(2.8)
Accrued expenses under US GAAP		(77.1)
Impairment of assets under IFRS		(19.4)
GAAP adjustment – Other	(b)	19.4
Impairment of assets under US GAAP		–
Net disposal proceeds under US GAAP		2,808.1

(a) The gain on sale of PacifiCorp under US GAAP is analysed as follows:

Book gain on sale under US GAAP (pre-tax)		106.6
Tax credit on sale		12.3
Cumulative exchange differences realised on sale under IFRS		484.6
GAAP adjustment – Gain on disposal		(418.6)
Cumulative exchange differences realised on sale under US GAAP		66.0
Gain on disposal of PacifiCorp under US GAAP		184.9
Gain on disposal of PacifiCorp under IFRS	9	619.4
GAAP difference – Gain on disposal	44(a)	(434.5)

(b) The impairment of assets, as discussed in Note 9(e)(iii), is not recognised under US GAAP as the determination of whether or not there is impairment under US GAAP is based on undiscounted cash flows which, in this case, are greater than the asset book value.

Notes to the Group Accounts continued

for the year ended 31 March 2006

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP') continued

(x) Other

Other differences between IFRS and US GAAP relate to capitalisation of finance costs, investment tax credits, stock compensation expense and impairment of assets. Further details in relation to impairment of assets is given in footnote (ix).

Under US GAAP, the group applies Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to employees' ("APB 25"), and related interpretations in accounting for plans and a compensation expense has been recognised accordingly for its share option schemes. As the group applies APB 25 in accounting for its plans, under FAS 123 'Accounting for Stock-Based Compensation' ("FAS 123"), it has adopted the disclosure only option in relation to its share option schemes. Had the group determined compensation cost based on the fair value at the grant date for its share options under FAS 123, the group's profit/(loss) for the financial year under US GAAP and earnings/(loss) per share under US GAAP would have been reduced to the pro forma amounts below:

	2006	2005
Profit/(loss) for the financial year under US GAAP (£ million)	**1,085.4**	(494.7)
Reversal of APB 25 stock compensation expense (£ million)	**9.7**	3.1
Stock compensation expense calculated under FAS 123 (£ million)	**(0.6)**	(5.3)
Pro forma profit/(loss) for the financial year under US GAAP (£ million)	**1,094.5**	(496.9)
Basic earnings/(loss) per share under US GAAP	**58.91p**	(27.02)p
Pro forma basic earnings/(loss) US GAAP profit	**59.41p**	(27.14)p
Diluted earnings/(loss) per share under US GAAP	**58.48p**	(25.58)p
Pro forma diluted earnings/(loss) per share under US GAAP	**58.97p**	(25.69)p

The option pricing model assumptions used to fair value the options granted during the year are given in Note 32(v).

(xi) Reclassifications

The reconciliations of profit/(loss) for the financial year and equity attributable to equity holders of Scottish Power plc at the year end from IFRS to US GAAP only include those items which have a net effect on profit or equity attributable to equity holders of Scottish Power plc. There are other GAAP differences, not included in the reconciliations, which would affect the classification of assets and liabilities or of income and expenditure. The principal items which would have such an effect are as follows:

(a) under IFRS debt issue costs are deducted from the carrying value of the related debt instrument. US GAAP requires such costs to be included as an asset.

(b) under IFRS customer contributions in respect of fixed assets are generally credited to a separate deferred income account. Under US GAAP such contributions are netted off against the cost of the related fixed assets.

(c) under US GAAP transmission and distribution costs would be included in cost of sales. Under IFRS these are included as a separate line item within the income statement.

(d) the group implemented EITF No. 03-11 'Reporting Gains and Losses on Derivative Instruments that are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes' ("EITF 03-11") on 1 January 2004. EITF 03-11 addresses whether realised gains and losses should be shown gross or net in the income statement for contracts that are not held for trading purposes but are derivatives subject to FAS 133. This Issue led to a reduction in US GAAP reported turnover from continuing operations of £1,689.7 million (2005 £1,058.2 million) with an equivalent reduction in cost of goods sold as a result of the netting approach adopted for contracts within the scope of the Issue. Under IFRS these items are shown on a gross basis within the turnover and cost of sales lines of the income statement.

(e) Convertible bonds – Under IFRS, as described in Note 42(f)(i), the convertible bonds are classified as current liabilities. Under US GAAP, the convertible bonds would be classified as a non-current liabilities.

(d) Consolidated statement of comprehensive income/(loss)

Under US GAAP, certain items shown as components of common equity must be more prominently reported in a separate statement as components of comprehensive income/(loss). The group's Statement of Recognised Income and Expense, which is the equivalent IFRS primary statement, is set out on page 85.

(e) Doubtful debts

The group estimates its provision for doubtful debts relating to trade debtors by a combination of two methods. Specific amounts are evaluated where information is available that a customer may be unable to meet its financial obligations. In these circumstances, assessment is made based on available information to record a specific provision against the amount receivable from that customer to adjust the carrying value of the debtor to the amount expected to be collected. In addition, a provision for doubtful debts within the portfolio of other debtors is made using historical experience and ageing analysis to estimate the provision required to reduce the carrying value of trade debtors to their estimated recoverable amounts. This process involves the use of assumptions and estimates which may differ from actual experience. The continuing group provided £56.1 million, £46.6 million and £26.8 million for doubtful debts in 2005/06, 2004/05 and 2003/04 respectively. Write-offs against the provision for doubtful debts for uncollectable amounts for the continuing group were £31.6 million, £43.9 million and £45.6 million in 2005/06, 2004/05 and 2003/04 respectively. On 24 May 2005, £6.7 million of a provision for doubtful debts relating to the PacifiCorp disposal group was reclassified as 'Assets classified as held for sale' in accordance with IFRS 5.

(f) Deferred tax

The additional components of the estimated net deferred tax liability that would be recognised under US GAAP are as follows:

	2006 £m	2005 £m
Non-current deferred tax (assets)/liabilities:		
Excess of book value over taxation value of fixed assets	**(13.0)**	20.1
Other temporary differences	**(2.0)**	452.5
	(15.0)	472.6

The deferred tax balance in respect of leveraged leases at the year end is £54.6 million (2005 £71.0 million).

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP') continued

(g) Pensions

At 31 March 2006, ScottishPower had six statutorily approved defined benefit pension schemes, one statutorily approved defined contribution scheme and one unapproved scheme. Further details of the arrangements are given in Note 35.

Benefits under the UK defined benefit plans reflect each employee's basic earnings, years of service and age at retirement. Funding of the defined benefit plans is based upon actuarially determined contributions, with members paying contributions at fixed rates and the employers meeting the balance of cost as determined by the scheme actuaries.

Reconciliations of the beginning and ending balances of the projected pension benefit obligation and the funded status of these plans for the years ending 31 March 2006 and 31 March 2005 are as follows:

Change in projected benefit obligation	2006 £m	2005 £m
Projected benefit obligation at 1 April	**3,169.2**	2,926.4
Service cost (excluding plan participants' contributions)	**65.3**	52.2
Interest cost	**171.6**	165.7
Plan amendments	**-**	0.5
Special termination benefits	**18.5**	-
Plan participants' contributions	**10.4**	8.9
Expenses	**(4.8)**	-
Actuarial loss	**289.2**	189.9
Benefits paid	**(156.7)**	(154.6)
Settlements	**-**	(0.1)
Disposal of PacifiCorp	**(763.1)**	-
Exchange	**56.8**	(19.7)
Projected benefit obligation at 31 March	**2,856.4**	3,169.2

Change in plans' assets	2006 £m	2005 £m
Fair value of plans' assets at 1 April	**2,681.9**	2,484.2
Actual return on plans' assets	**515.8**	266.8
Employer contributions	**99.9**	89.4
Plan participants' contributions	**10.4**	8.9
Benefits paid	**(156.7)**	(154.6)
Expenses	**(4.8)**	-
Settlements	**-**	(0.1)
Disposal of PacifiCorp	**(471.6)**	-
Exchange	**34.2**	(12.7)
Fair value of plans' assets at 31 March	**2,709.1**	2,681.9

Reconciliation of funded status of the plans to prepaid benefit cost	2006 £m	2005 £m
Funded status of the plans	**(147.3)**	(487.3)
Unrecognised net actuarial loss	**392.7**	729.7
Unrecognised prior service cost	**0.4**	(0.2)
Prepaid benefit cost	**245.8**	242.2

Amounts recognised in balance sheet (UK arrangements)	2006 £m	2005 £m
Prepaid benefit cost	**199.3**	191.5
Accrued benefit liability	**(107.6)**	(112.1)
Accumulated other comprehensive loss	**151.3**	164.6
Total recognised	**243.0**	244.0

Amounts recognised in balance sheet (US arrangements)	Note	2006 £m	2005 £m
Accrued benefit liability		**(5.0)**	(202.8)
Accumulated other comprehensive loss	(i)	**20.3**	68.3
US regulatory assets	(i)	**-**	148.5
Intangible assets		**0.4**	0.4
Exchange		**(12.9)**	(16.2)
Total recognised		**2.8**	(1.8)

(i) For the US pension arrangements the fair value of the plan assets were less than the accumulated benefit obligation. Under FAS 87 a minimum pension liability is then recognised. This liability was recorded as a non-cash increase of £nil (2005 £148.5 million) to regulatory assets and £20.3 million (2005 £68.3 million) to accumulated other comprehensive loss.

Notes to the Group Accounts continued
for the year ended 31 March 2006

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP') continued

The value of plan assets relative to the accumulated benefit obligation at the year end were as follows:

	Value of plan assets at 31 March 2006 £m	Value of plan assets at 31 March 2005 £m	Accumulated benefit obligation at 31 March 2006 £m	Accumulated benefit obligation at 31 March 2005 £m
ScottishPower	1,959.6	1,645.3	1,803.4	1,579.6
Manweb	684.3	581.8	767.5	675.0
Final Salary LifePlan	45.5	26.6	47.3	26.8
US arrangements	18.4	426.7	23.4	629.5

The value of plan assets relative to the projected benefit obligation at the year end were as follows:

	Value of plan assets at 31 March 2006 £m	Value of plan assets at 31 March 2005 £m	Projected benefit obligation at 31 March 2006 £m	Projected benefit obligation at 31 March 2005 £m
ScottishPower	1,959.6	1,645.3	1,933.0	1,682.1
Manweb	684.3	581.8	813.6	724.0
Final Salary LifePlan	45.5	26.6	60.6	36.0
US arrangements	18.4	426.7	25.5	708.0

The components of pension benefit costs for the years ended 31 March 2006 and 2005 were as follows:

	Note	2006 £m	2005 £m
Service cost	(i)	66.0	52.2
Curtailment/settlement cost		18.5	–
Interest cost		171.6	165.7
Expected return on plans' assets		(192.4)	(180.0)
Amortisation of experience losses		33.7	21.2
Amortisation of prior service cost		0.1	(0.2)
Net periodic benefit cost		97.5	58.9

(i) Includes the contribution of £0.7 million (2005 £nil) to the PacifiCorp/IBEW Local Union 57 Retirement Trust Fund.

The components of the net periodic benefit cost is analysed between continuing operations and discontinued operations as follows:

Continuing operations	2006 £m
Service cost	48.8
Curtailment/settlement cost	18.5
Interest cost	131.1
Expected return on plans' assets	(150.6)
Amortisation of experience losses	17.8
Amortisation of prior service cost	0.2
Net periodic benefit cost	65.8

Discontinued operations	2006 £m
Service cost	17.2
Interest cost	40.5
Expected return on plans' assets	(41.8)
Amortisation of experience losses	15.9
Amortisation of prior service cost	(0.1)
Net periodic benefit cost	31.7

The group expects to contribute £145.6 million to the UK pension schemes (including one-off special contributions of £100.0 million on completion of the return of cash to shareholders) and £1.0 million ($1.7 million) to the US pension arrangements schemes in the year ending 31 March 2007.

The actuarial assumptions adopted in arriving at the above figures are as follows:

UK arrangements – assumptions at:	31 March 2006*	31 March 2005**	31 March 2004***
Expected return on plans' assets	6.75% p.a.	6.75% p.a.	6.75% p.a.
Discount rate	5.0% p.a.	5.4% p.a.	5.5% p.a.
Rate of increase in salaries	4.4% p.a.	4.4% p.a.	4.3% p.a.
Pension increases	2.9% p.a.	2.9% p.a.	2.8% p.a.

US arrangements – assumptions at:	31 March 2006*	31 March 2005**	31 March 2004***
Expected return on plans' assets	8.50% p.a.	8.75% p.a.	8.75% p.a.
Discount rate	5.75% p.a.	5.75% p.a.	6.25% p.a.
Rate of increase in salaries	4.0% p.a.	4.0% p.a.	4.0% p.a.
Inflation rates	3.0% p.a.	3.0% p.a.	3.0% p.a.

The expected return on plans' assets has been derived by consideration of the plans' actual investments, as discussed in Note 35.

* Assumptions used to determine benefit obligations at 31 March 2006.

** Assumptions used to determine net periodic benefit cost for year ended 31 March 2006 and benefit obligations at 31 March 2005.

*** Assumptions used to determine net periodic benefit cost for year ended 31 March 2005.

For the US arrangements the measurement dates for the years ended 31 March 2006 and 2005 are 31 December 2005 and 2004 respectively. The measurement dates for the UK arrangements are as at each respective year end.

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP') continued

(h) Other post-retirement benefits

PacifiCorp and PPM Energy provides healthcare and life insurance benefits through various plans for eligible retirees. The cost of other post-retirement benefits is accrued over the active service period of employees. The transition obligation represents the unrecognised prior service cost and is being amortised over a period of 20 years. PacifiCorp and PPM Energy funds other post-retirement benefit expense through a combination of funding vehicles. Over the period from 1 April 2005 to 20 March 2006, PacifiCorp made contributions totalling £16.7 million in respect of these arrangements. These funds are invested in common stocks, bonds and US government obligations.

The net periodic other post-retirement benefit cost and significant assumptions are summarised as follows:

	2006 £m	2005 £m
Service cost	**4.9**	4.6
Interest cost	**17.0**	16.8
Expected return on plan assets	**(14.7)**	(14.3)
Amortisation of experience losses	**4.4**	3.4
Net periodic other post-retirement benefit cost	**12.8**	10.5

The components of the net periodic other post-retirement benefit cost is analysed between continuing and discontinued operations as follows:

Continuing operations	2006 £m
Service cost	**0.1**
Interest cost	**0.3**
Expected return on plan assets	**(0.1)**
Amortisation of experience losses	**0.1**
Net periodic other post-retirement benefit cost	**0.4**

Discontinued operations	2006 £m
Service cost	**4.8**
Interest cost	**16.7**
Expected return on plan assets	**(14.6)**
Amortisation of experience losses	**4.3**
Amortisation of prior service cost	**1.2**
Net periodic other post-retirement benefit cost	**12.4**

The change in the accumulated other post-retirement benefit obligation, change in plans' assets and funded status are as follows:

Change in accumulated other post-retirement benefit obligation	2006 £m	2005 £m
Accumulated other post-retirement benefit obligation at 1 April	**279.5**	302.1
Service cost	**4.9**	4.6
Interest cost	**17.0**	16.8
Plan participants' contributions	**4.7**	3.9
Plan amendment	**12.8**	0.4
Actuarial loss/(gain)	**19.2**	(18.6)
Benefits paid	**(23.7)**	(21.7)
Disposal of PacifiCorp	**(333.5)**	–
Exchange	**24.2**	(8.0)
Accumulated other post-retirement benefit obligation at 31 March	**5.1**	279.5

Change in plan assets	2006 £m	2005 £m
Plan assets at fair value at 1 April	**151.6**	142.3
Actual return on assets	**11.4**	15.5
Company contributions	**15.5**	15.9
Plan participants' contributions	**4.7**	3.9
Disposal of PacifiCorp	**(184.3)**	–
Benefits paid	**(23.7)**	(21.7)
Exchange	**27.2**	(4.3)
Plan assets at fair value at 31 March	**2.4**	151.6

Reconciliation of accrued other post-retirement costs and total amount recognised	2006 £m	2005 £m
Funded status of plan	**(2.7)**	(127.9)
Unrecognised net loss	**1.6**	88.3
Unrecognised prior service cost	**–**	0.7
Final contribution made after measurement date but before 31 March 2005	**–**	13.2
Accrued other post-retirement benefit cost	**(1.1)**	(25.7)

For other post-retirement benefits the group expects to contribute $nil (£nil) in the year ending 31 March 2007.

Notes to the Group Accounts continued
for the year ended 31 March 2006

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP') continued

The actuarial assumptions adopted in arriving at the above figures are as follows:

US arrangements – assumptions at:	31 March 2006*	31 March 2005**	31 March 2004***
Expected return on plan assets	**8.50% p.a.**	8.75% p.a.	8.75% p.a.
Discount rate	**5.75% p.a.**	5.75% p.a.	6.25% p.a.
Initial healthcare cost trend – under 65	**10.0% p.a.**	7.5% p.a.	8.5% p.a.
Initial healthcare cost trend – over 65	**10.0% p.a.**	9.5% p.a.	10.5% p.a.
Initial healthcare cost trend rate	**5.0% p.a.**	5.0% p.a.	5.0% p.a.
Year that rate reaches ultimate – under 65	**2011**	2007	2007
Year that rate reaches ultimate – over 65	**2011**	2009	2009

The expected return on plan assets has been derived by consideration of the plans' actual investments, as discussed in Note 35.

* Assumptions used to determine other post-retirement benefit obligations at 31 March 2006.

** Assumptions used to determine net periodic other post-retirement benefit cost for year ended 31 March 2006 and benefit obligations at 31 March 2005.

*** Assumptions used to determine net periodic other post-retirement benefit cost for year ended 31 March 2005.

The measurement dates for the years ended 31 March 2006 and 2005 are 31 December 2005 and 2004, respectively.

Cash contributions and benefit payments

§	UK pension arrangements £m	US pension arrangements £m	Other post-retirement benefits £m
The company expects to contribute the following amounts in the year ended 31 March 2007	145.6	1.0	–

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

	UK pension arrangements £m	US pension arrangements £m	Other post-retirement benefits £m
Year ending 31 March 2007	108.9	1.6	0.3
Year ending 31 March 2008	111.8	1.6	0.3
Year ending 31 March 2009	114.5	1.6	0.3
Year ending 31 March 2010	117.4	1.6	0.3
Year ending 31 March 2011	120.3	1.6	0.3
Year ending 31 March 2012 to 2016 (inclusive)	651.0	7.3	1.9

(i) Leveraged leases

The pre-tax income from leveraged leases during the year was £3.0 million (2005 £2.4 million), the tax charge on the pre-tax income was £1.1 million (2005 £0.8 million) and the investment tax credit recognised in the income statement was £0.6 million (2005 £0.2 million). An impairment charge of £25.4 million was also recognised during the year, in respect of the corresponding finance lease receivable. Refer to Note 2(a)(ii).

(j) Commitments and contingencies

Environmental issues

The group's UK businesses are subject to numerous regulatory requirements with respect to the protection of the environment, including environmental laws which regulate the construction, operation and decommissioning of power stations, pursuant to legislation implementing environmental directives adopted by the EU and protocols agreed under the auspices of international bodies such as the United Nations Economic Commission for Europe. The group believes that it has taken and continues to take measures to comply with applicable laws and regulations for the protection of the environment. Applicable regulations and requirements pertaining to the environment change frequently, however, with the result that continued compliance may require material investments, or that the group's costs and results of operation are less favourable than anticipated.

(k) Guarantees

In accordance with FASB Interpretation No. 45 ("FIN 45") 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34', the group is required to disclose certain guarantees as defined in FIN 45. These guarantees principally relate to the group's disposal of its former operations and are typical of these types of transactions. Furthermore, disclosure is required under FIN 45 of guarantees even where the likelihood that a liability will crystallise is remote. FIN 45 also requires recognition of liabilities under US GAAP of the fair value of certain guarantees issued or modified after 31 December 2002. No such guarantees have been identified. The disclosures required to be made under FIN 45 are detailed below:

At 31 March 2006, the group had entered into a number of transactions involving the sale of parts of its business and the purchase of certain businesses and assets in accordance with overall group strategy. These transactions include the disposal of Southern Water, the demerger of Thus plc, the sale and disposal of the group's Appliance Retailing business, the sale of the Byley gas storage project, the sale of PacifiCorp and the disposal of other non-core activities.

It is standard practice in such transactions to obtain or grant contractual assurances, including in the form of warranties and indemnities. In conducting merger, disposal or acquisition transactions the group takes significant steps to quantify and mitigate risk at the outset of any transaction and as the transaction progresses. Steps include carrying out, or granting the facility for the conduct of, a thorough due diligence exercise to ascertain any likely liabilities and, where the group is the vendor, the use of caps and threshold levels for liability, inserting time limits on claim periods and detailed disclosure.

Under certain of the business disposals, indemnities under the Transfer of Undertakings (Protection of Employment) Regulations 1981 ("the Regulations") are still outstanding. These indemnities relate to potential liabilities with respect to former employees of the group in relation to their period of employment in the group. Typically there is no maximum limit on claims under these indemnities.

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP') continued

On 23 April 2002, the group sold Aspen 4 Limited, the owner of the Southern Water group of companies. In such transactions it is standard practice for the vendor to give assurances, in the form of warranties and indemnities to the purchaser. In relation to this transaction the warranty liability period commenced on 23 April 2002 and ends on 23 April 2007 for environmental warranties and on 23 April 2009 for tax warranties. The warranty liability period for all other warranties expired on 23 April 2004. The sale and purchase agreement contains a number of limitations to and exclusions of liability and maximum financial exposure for breach of the warranties (apart from tax warranties) is capped at £900.0 million. For the tax warranties the maximum exposure is approximately £1,950.0 million. There are also minimum threshold claim levels to be reached before a potential claim arises at all and thereafter as to whether it can be made. The directors consider it extremely unlikely that there will be any material financial exposure to the group under these arrangements as a detailed due diligence exercise was carried out pre-disposal and detailed disclosures were made to the purchaser so as to make them aware of all relevant information concerning the business and, consequentially, to reduce the likelihood of claims being made against the group.

On 8 October 2001, certain business and assets of the group's former Appliance Retailing business were sold and the remainder of the business was closed. In such transactions it is standard practice for the vendor to give assurances in the form of certain warranties and indemnities to the purchaser. In relation to this transaction the warranty liability period commenced on 8 October 2001 and ended on 8 October 2003 with the exception of taxation and pensions warranties which end in October 2007. The stated limit for all warranty claims was £75.0 million. Under the transaction a number of properties were also assigned to the purchaser. The purchaser became insolvent in August 2003. By operation of law and through the putting in place of standard agreements at the time of the sale, the liability for rent and certain other items due under some of these lease arrangements have reverted to the group. The maximum liability to the group for rental payments in the event of insolvency of the purchaser was estimated at approximately £9.0 million per annum. Steps have been and are still being taken to mitigate the liability that arises from this, including surrendering leases to landlords and putting in place new tenants to take over the liability. It is thus extremely unlikely that the group will ultimately become liable to this extent.

On 24 May 2005, ScottishPower as Seller Parent, ScottishPower Holdings Inc. as Seller and MidAmerican as Buyer entered into a Stock Purchase Agreement pursuant to which ScottishPower Holdings Inc. agreed to sell and MidAmerican agreed to buy all of the common stock of PacifiCorp. ScottishPower, ScottishPower Holdings Inc. and MidAmerican entered into an amendment agreement to the Stock Purchase Agreement dated 21 March 2006 pursuant to which MidAmerican has agreed to release ScottishPower from indemnities and warranties other than those relating to corporate taxes and environmental issues in return for a $40 million reduction in certain payments due to be made by PacifiCorp to ScottishPower. The liability under the tax indemnity is estimated at $170 million and provision has been made on this basis. As a result of the sale of PacifiCorp the US tax group holds sufficient capital losses to offset this liability. No provision has been made for the liability under environmental warranty. The directors consider it unlikely that there will be any material financial exposure to the group under this arrangement as a detailed due diligence exercise was carried out pre-disposal and detailed disclosures were made to the purchaser so as to make them aware of all relevant information concerning the business and, consequently, to reduce the likelihood of claims being made against the group.

On 26 July 2005, ScottishPower Energy Management Limited entered into a Sale and Purchase Agreement with E.ON UK plc to dispose of the Byley gas storage project. Consistent with normal practice, certain warranties and two specific tax covenants were given in the agreement. The warranties will have ceased to have effect by 31 March 2007. The two specific tax covenants are not time limited. The directors consider it unlikely that there will be any material financial exposure due to the pre-disposal disclosures that were made.

ScottishPower Energy Retail Limited ("SPERL") has entered into an agreement with Lloyds TSB in relation to energy marketing and services. This agreement contains indemnities in relation to transfer of staff by operation of the Regulations from SPERL to Lloyds TSB. The maximum liability is limited to £5.0 million. No claims have been intimated.

Under certain cash collateral agreements, APX Gas Limited, APX Power Limited, Calyon and Elexon can draw down and use cash collateral in event of default situations including upon a change in credit rating. The maximum financial exposure under these arrangements is £35.5 million.

Under the group's arrangements carried out in accordance with the standard terms and conditions of the International Swap Dealers Association, Inc. ("ISDA") Master Agreement there are provisions that provide that the group will indemnify its counterparties against the payment (if any) of withholding tax and stamp duties and against losses incurred due to payments being made in currencies other than the currency chosen by the relevant counterparty. A liability under this indemnification will only arise on the occurrence of certain changes to tax laws in the jurisdiction of a relevant counterparty. The directors are not aware of any such contemplated changes.

Under the group's arrangements carried out in accordance with the International Emissions Trading Association ("IETA") Emissions Trading Master Agreement there are provisions that provide that the group may have to indemnify its counterparties against the payment of certain emissions penalties (if incurred) in a situation where the group fails to make agreed trades and/or (if applied by the parties) that the group will pay its counterparties any losses suffered due to the cancellation of trades in the situation where either party has cancelled trades due to a detrimental change in taxation law and/or that the group will indemnify its counterparties against the payment (if any) of withholding taxes.

Under the group's arrangements carried out in accordance with the Grid Trade Master Agreement ("GTMA") there is a provision that provides (if utilised) that the group will pay its counterparties any losses suffered due to the cancellation of trades in the situation where either party has cancelled trades due to a detrimental change in taxation law.

(l) Consolidation of Variable-Interest Entities ("VIEs")

FASB Interpretation No.46 'Consolidation of Variable-Interest Entities, an Interpretation of Accounting Research Bulletin No.51' ("FIN 46R") requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The adoption of FIN 46R did not have a material impact on the group's results and financial position under US GAAP. The group continues to evaluate the impact of FIN 46R as implementation guidance evolves. If subsequent guidance or interpretation is different from management's current understanding, it is possible that the group's identification of VIEs and primary beneficiaries could change. The continuing group has not identified any VIEs requiring to be consolidated.

Notes to the Group Accounts continued
for the year ended 31 March 2006

44 Summary of differences between IFRS and US Generally Accepted Accounting Principles ('GAAP') continued

(m) Recent Financial Accounting Standards Boards (FASB) pronouncements

EITF 05-6

In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue 05-6, 'Determining the Amortisation Period for the Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination'. EITF 05-6 requires leasehold improvements acquired in a business combination to be amortised over the shorter of the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date of acquisition. Additionally, the Issue requires improvements placed in service significantly after and not contemplated at or near the beginning of the lease term to be amortised over the useful life of the assets or a term that includes required lease periods and renewals deemed to be reasonably assured at the date the leasehold improvements are purchased.

EITF 05-6 is effective immediately. The adoption of EITF 05-6 has not had a material impact on the group's results of operations or financial position under US GAAP.

FAS 123R and related FASB Staff Positions ("FSPs")

In December 2004, the FASB issued FAS 123 (revised 2004), 'Share Based Payment'. FAS 123R replaces FAS 123 and supersedes APB 25. FAS 123R requires that the cost resulting from all share based payment transactions be recognised in the financial statements at fair value and that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. FAS 123R is effective for the group from 1 April 2006. From the effective date, compensation cost is recognised based on the requirements of FAS 123R for all new share based awards and based on the requirements of FAS 123 for all awards granted prior to the effective date of FAS 123R that remain unvested on the effective date.

During 2005 the FASB issued FSP 123R-1, FSP 123R-2 and FSP 123R-3. These FSPs detail various aspects of the implementation of FAS 123R. ScottishPower is in the process of assessing the impact of the adoption of FAS 123R on the group's results of operations or financial position under US GAAP.

Other recent FASB pronouncements

In November 2004, the FASB issued FAS 151, 'Inventory Costs – an amendment of ARB No. 43, Chapter 4'. FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. FAS 151 is effective for fiscal years beginning after 15 June 2005.

In December 2004, the FASB issued FAS 153, 'Exchanges of Non-monetary Assets – an amendment of APB Opinion 29', which amends APB Opinion 29, 'Accounting for Non-monetary Transactions' to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with the general exception for exchanges of non-monetary assets that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal years beginning after 15 June 2005.

In March 2005, the FASB published FSP FIN 47 'Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143' which clarifies the application of FAS 143 'Accounting for Obligations Associated with the Retirement of Long-Lived Assets' in respect of conditional asset retirement obligations. The FSP is effective in the first period beginning after 15 December 2005.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments'. FSP FAS 115-1 and FAS 124-1 address the determination as to when an impairment in equity securities (including cost method investments) and debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost should be deemed other-than-temporary. FSP FAS 115-1 and FAS 124-1 nullifies certain requirements under EITF Issue No. 03-01 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments' that required the investor to make an evidence-based judgement as to whether it has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment in determining whether the impairment was other than temporary, and the measurement of the impairment loss. The guidance in FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after 15 December 2005.

In November 2005, the FASB issued FSP FIN 45-3 to provide clarification with respect to the application of FIN 45, 'Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others'. FSP FIN 45-3 includes within its scope and provides guidance concerning the application of FIN 45 to a guarantee granted to a business (or to its owners) that the entity's revenue (or the revenue of a specified portion of the entity) will meet a minimum amount (referred to as a minimum revenue guarantee).

The group does not expect the adoption of the above pronouncements to have a material impact on its results of operations or financial position under US GAAP.

In May 2005, the FASB issued FAS 154, 'Accounting Changes and Error Corrections'. FAS 154 replaces APB Opinion No. 20, 'Accounting Changes' and FASB Statement No. 3, 'Reporting Accounting Changes in Interim Financial Statements'. FAS 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle, and requires the retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. FAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after 15 December 2005. The adoption of FAS 154 will only have an effect when the group makes a change in accounting principle that is addressed by the standard.

Principal Subsidiaries and Other Investments

Subsidiaries	Class of share capital	Proportion of shares held	Activity
Energy Networks			
Core Utility Solutions Limited	'A' and 'B' Ordinary shares £1	100%	Multi-utility design and construction service
SP Distribution Limited	Ordinary shares £1	100%	Ownership and operation of distribution network within the ScottishPower area
SP Manweb plc	Ordinary shares 50p	100%	Ownership and operation of distribution network within the Mersey and North Wales area
SP Power Systems Limited	Ordinary shares £1	100%	Provision of asset management services
SP Transmission Limited	Ordinary shares £1	100%	Ownership and operation of transmission network within the ScottishPower area
Energy Retail & Wholesale			
CRE Energy Limited (Northern Ireland)	Ordinary shares £1	100%	Wind-powered electricity generation
ScottishPower (DCL) Limited	Ordinary shares £1	100%	Electricity generation
ScottishPower Energy Management Limited	Ordinary shares £1	100%	Wholesale energy management company engaged in purchase and sale of electricity, gas and coal
ScottishPower Energy Management (Agency) Limited	Ordinary shares £1	100%	Agent for energy management activity of ScottishPower Energy Management Limited and Scottish Power UK plc
ScottishPower Energy Retail Limited	Ordinary shares £1	100%	Supply of electricity and gas to domestic and business customers
ScottishPower Generation Limited	Ordinary shares £1	100%	Electricity generation
ScottishPower (SCPL) Limited	'A' and 'B' Ordinary shares £1	100%	Electricity generation
ScottishPower (SOCL) Limited	'A' and 'B' Ordinary shares £1	100%	Management services
SP Dataserve Limited	Ordinary shares £1	100%	Data collection, data aggregation, meter operation and revenue protection
PPM Energy			
PPM Energy, Inc. (USA)	Common stock	100%	Wholesale power marketer, developer of wind-power projects and provider of natural gas storage/hub services
PPM Energy Canada Limited (Canada)	Common stock	100%	Natural gas storage
Other			
ScottishPower Financial Services, Inc. (USA)	Common stock	100%	Finance company
ScottishPower Group Holdings Company (USA)	Common stock	100%	Investment holding
ScottishPower Holdings, Inc (USA)	Common stock	100%	US holding company
ScottishPower Insurance Limited (Isle of Man)	Ordinary shares £1	100%	Insurance
ScottishPower Investments Limited	Ordinary shares £1	100%	Holding company
ScottishPower NA 1 Limited#	Ordinary shares £1	100%	Holding company
ScottishPower NA 2 Limited#	Ordinary shares £1	100%	Holding company
Scottish Power Finance (Jersey) Limited (Jersey)#	Ordinary shares of no par value	100%	Finance company
Scottish Power Finance (US), Inc. (USA)##	Common Stock	100%	Finance company
Scottish Power UK Group Limited#	Ordinary shares £1	100%	Holding company
Scottish Power UK Holdings Limited	Ordinary shares 50p	100%	Holding company
Scottish Power UK plc	Ordinary shares 50p	100%	Holding company
SP Finance 2 Limited#	Ordinary shares £1	100%	Holding company
Equity investments			
Jointly controlled entities			
CeltPower Limited	'B' Ordinary shares £1 *	100%	Wind-powered electricity generation
Colorado Wind Ventures LLC (USA)###	Not applicable	50%	Wind-powered electricity generation
N.E.S.T. Makers Limited	'B' Ordinary shares £1 *	100%	Energy efficiency agent for the 'fuel poor'/benefit market
ScotAsh Limited	'B' Ordinary shares £1 *	100%	Sales of ash and ash-related cementitious products
Scottish Electricity Settlements Limited	Ordinary shares £1	50%	Scottish electricity settlements
Associate			
Wind Resources Limited	'B' Ordinary shares £1 **	100%	Wind-powered electricity generation

Notes

* Represents 50% of the total issued share capital.

** Represents 45% of the total issued share capital.

\# The investment in this company is a direct holding of Scottish Power plc.

\## Scottish Power Finance (US), Inc. is a 100% owned finance subsidiary of Scottish Power plc who will fully and unconditionally guarantee any securities issued by Scottish Power Finance (US), Inc.

\### Colorado Wind Ventures LLC elected to be treated as a partnership and therefore has no defined class of share capital.

The directors consider that to give full particulars of all entities would lead to a statement of excessive length. The information above includes the entities whose results or financial position, in the opinion of the directors, principally affect the results or financial position of the group.

All companies are incorporated in Great Britain, unless otherwise stated.

All of the company's subsidiaries are included in the consolidation to produce the group's results.

The company is taking exemption under section 231(5) of the Companies Act 1985 from publishing a list of all subsidiaries. A full list of subsidiaries is filed with the Annual Return.

Independent Auditors' Report on the Group Accounts

to the members of Scottish Power plc

We have audited the group Accounts of Scottish Power plc for the year ended 31 March 2006 which comprise the Accounting Policies and Definitions, the Group Income Statement, the Group Statement of Recognised Income and Expense, the Group Cash Flow Statement, the Movement in Net Cash and Cash Equivalents, the Reconciliation of Movement in Net Cash and Cash Equivalents to Movement in Net Debt, the Group Balance Sheet, and the related notes. These group Accounts have been prepared under the accounting policies set out therein.

We have reported separately on the parent company Accounts of Scottish Power plc for the year ended 31 March 2006 and on the information in the Remuneration Report of the Directors that is described as having been audited.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Annual Report and the group Accounts in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group Accounts in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the group Accounts give a true and fair view and whether the group Accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the Report of the Directors is consistent with the group Accounts. We also report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited group Accounts. The other information comprises only the Chairman's Statement, the Chief Executive's Review, the Business Review, the Corporate Governance Statement and the unaudited part of the Remuneration Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group Accounts. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group Accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group Accounts, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group Accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group Accounts.

OPINION

In our opinion:

- the group Accounts give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2006 and of its profit and cash flows for the year then ended;
- the group Accounts have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Report of the Directors is consistent with the group Accounts.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
24 May 2006

Notes:

(a) The maintenance and integrity of the Scottish Power plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Accounts since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Selected Financial Data

	Notes	Years ended 31 March 2006 £m	2005 £m
IFRS Information			
Income Statement Information:			
Revenue – continuing operations		**5,446**	4,595
Operating profit – continuing operations		**870**	673
Operating profit (as adjusted) – continuing operations	(a)	**805**	580
Profit before taxation – continuing operations		**625**	552
Profit before taxation (as adjusted) – continuing operations	(a)	**675**	459
Profit/(loss) for financial year – continuing operations		**508**	415
Profit/(loss) for the period/year from discontinued operations		**1,036**	(604)
Total profit/(loss) for financial year		**1,544**	(189)
Balance Sheet Information:			
Total assets		**12,711**	14,643
Capital expenditure (net) – continuing operations	(b)	**887**	449
Non-current liabilities		**4,851**	7,707
Net debt		**83**	4,335
Equity attributable to equity holders of Scottish Power plc		**5,101**	3,901
Net assets		**5,101**	3,957
Basic weighted average share capital (number of shares, million)		**1,842**	1,831
Diluted weighted average share capital (number of shares, million)		**1,856**	1,928
Ratios and statistics:			
Earnings/(loss) per share			
– continuing operations		**27.54p**	22.60p
– discontinued operations		**56.23p**	(33.16)p
Total earnings/(loss) per share		**83.77p**	(10.56)p
Earnings per share (as adjusted)	(d)		
– continuing operations		**27.85p**	19.04p
– discontinued operations		**16.28p**	17.20p
Total earnings per share (as adjusted)		**44.13p**	36.24p
Diluted earnings/(loss) per share		**83.15p**	(9.46)p
Earnings/(loss) per ScottishPower ADS	(c)	**£3.35**	£(0.42)
Earnings per ScottishPower ADS (as adjusted)	(c),(d)	**£1.77**	£1.45
Diluted earnings/(loss) per ScottishPower ADS	(c)	**£3.33**	£(0.38)
Cash dividends per ScottishPower share		**25.00p**	22.50p
Cash dividends per ScottishPower ADS	(c)	**£1.00**	£0.90
Dividend cover (as adjusted)	(d)	**1.77x**	1.61x
Interest cover (as adjusted)	(d)	**6.1x**	4.7x
Gearing	(e)	**2%**	111%
US GAAP Information			
Revenue – continuing operations		**3,756**	3,537
Profit/(loss) for the financial year		**1,085**	(495)
Earnings/(loss) per share	(f)	**58.91p**	(27.02)p
Diluted earnings/(loss) per share		**58.48p**	(25.58)p
Earnings/(loss) per ScottishPower ADS	(c),(f)	**£2.36**	£(1.08)
Diluted earnings/(loss) per ScottishPower ADS	(c)	**£2.34**	£(1.02)
Total assets		**12,840**	15,094
Equity shareholders' funds under US GAAP		**5,521**	4,794

(a) Operating profit (as adjusted) and profit before taxation (as adjusted) exclude the effect of exceptional items and certain remeasurements.

(b) Capital expenditure relates to property, plant and equipment and is stated net of capital grants and customer contributions.

(c) Earnings/(loss) and cash dividends per ScottishPower ADS have been calculated based on a ratio of four ScottishPower ordinary shares to one ScottishPower ADS.

(d) The adjusted figures for Earnings per share, Earnings per ScottishPower ADS, Dividend cover and Interest cover exclude the effects of exceptional items and certain remeasurements as applicable.

(e) Gearing is calculated by dividing net debt by equity.

(f) Under IFRS, we have presented earnings/(loss) per share including and excluding the impact of the exceptional items and certain remeasurements to provide an additional measure of underlying performance. In accordance with US GAAP, earnings/(loss) per share have been presented based on US GAAP earnings, without adjustments for the impact of exceptional items and certain remeasurements. Such additional measures of underlying performance are not permitted under US GAAP.

Selected Financial Data continued

	Notes	Years ended 31 March 2004 £m	2003 £m	2002 £m
UK GAAP Information				
Profit and Loss Account Information:				
Turnover				
– continuing operations		5,797	5,247	5,523
– discontinued operations		–	27	791
Total turnover		5,797	5,274	6,314
Operating profit				
– continuing operations		1,023	932	636
– discontinued operations		–	14	141
Total operating profit		1,023	946	777
Operating profit (as adjusted)	(a)			
– continuing operations		1,151	1,071	801
– discontinued operations		–	14	143
Total operating profit (as adjusted)		1,151	1,085	944
Profit/(loss) before taxation				
– continuing operations		792	686	276
– discontinued operations		–	11	(1,215)
Total profit/(loss) before taxation		792	697	(939)
Profit before taxation (as adjusted)	(a)			
– continuing operations		920	825	460
– discontinued operations		–	11	107
Total profit before taxation (as adjusted)		920	836	567
Profit/(loss) for financial year				
– continuing operations		538	475	214
– discontinued operations		–	8	(1,201)
Total profit/(loss) for financial year		538	483	(987)
Cash dividends		(375)	(530)	(503)
Dividend in specie on demerger of Thus		–	–	(437)
Balance Sheet Information:				
Total assets		13,806	13,858	16,244
Capital expenditure (net)	(b)	901	717	1,229
Long-term liabilities		6,985	7,244	8,314
Net debt		3,725	4,321	6,208
Equity shareholders' funds		4,691	4,555	4,668
Net assets		4,752	4,629	4,755
Basic weighted average share capital (number of shares, million)		1,830	1,844	1,838
Diluted weighted average share capital (number of shares, million)		1,890	1,848	1,840
Ratios and statistics:				
Earnings/(loss) per share				
– continuing operations		29.40p	25.76p	11.65p
– discontinued operations		–	0.41p	(65.36)p
Total earnings/(loss) per share		29.40p	26.17p	(53.71)p
Earnings per share (as adjusted)	(d)			
– continuing operations		36.40p	33.30p	21.04p
– discontinued operations		–	0.41p	5.08p
Total earnings per share (as adjusted)		36.40p	33.71p	26.12p
Diluted earnings/(loss) per share		28.83p	26.11p	(53.64)p
Earnings/(loss) per ScottishPower ADS	(c)	£1.18	£1.05	£(2.15)
Earnings per ScottishPower ADS (as adjusted)	(c),(d)	£1.46	£1.35	£1.04
Diluted earnings/(loss) per ScottishPower ADS	(c)	£1.15	£1.04	£(2.15)
Cash dividends per ScottishPower share		20.50p	28.708p	27.34p
Cash dividends per ScottishPower ADS	(c)	£0.82	£1.15	£1.09
Dividend cover (as adjusted)	(d)	1.78x	1.17x	0.95x
Interest cover (as adjusted)	(d)	4.9x	4.3x	2.5x
Gearing	(e)	79%	95%	133%
US GAAP Information				
Total turnover		4,817	4,613	5,365
Profit/(loss) for the financial year		742	789	(887)
Earnings/(loss) per share	(f)	40.54p	42.81p	(48.26)p
Diluted earnings/(loss) per share		39.19p	42.70p	(48.26)p
Earnings/(loss) per ScottishPower ADS	(c),(f)	£1.62	£1.71	£(1.93)
Diluted earnings/(loss) per ScottishPower ADS	(c)	£1.57	£1.71	£(1.93)
Total assets		15,079	15,259	17,818
Equity shareholders' funds under US GAAP		5,730	5,480	5,850

The UK GAAP information above has not been adjusted to reflect the results of PacifiCorp as a discontinued operation. The operating profit and operating profit before goodwill amortisation and exceptional items for PacifiCorp was £459 million and £582 million, respectively for the year ended 31 March 2004 (2003 £446 million and £580 million, respectively, 2002 £166 million and £307 million, respectively). The operating profit figures for PacifiCorp exclude the operating profit of the non-regulated business previously included within the PacifiCorp segment which were not included in the sale of PacifiCorp.

(a) Operating profit (as adjusted) and profit before taxation (as adjusted) exclude the effect of exceptional items and goodwill amortisation as applicable.

(b) Capital expenditure is stated net of capital grants and customer contributions.

(c) Earnings/(loss) and cash dividends per ScottishPower ADS have been calculated based on a ratio of four ScottishPower ordinary shares to one ScottishPower ADS.

(d) The adjusted figures for Earnings per share, Earnings/(loss) per ScottishPower ADS, Dividend cover and Interest cover exclude the effects of exceptional items and goodwill amortisation as applicable.

(e) Gearing is calculated by dividing net debt by equity shareholders' funds.

(f) As permitted under UK GAAP, earnings/(loss) per share have been presented including and excluding the impact of the exceptional items and goodwill amortisation to provide an additional measure of underlying performance. In accordance with US GAAP, earnings/(loss) per share have been presented based on US GAAP earnings, without adjustments for the impact of UK GAAP exceptional items and goodwill amortisation. Such additional measures of underlying performance are not permitted under US GAAP.

Glossary of Financial Terms and US Equivalents

IFRS financial terms used in Annual Report & Accounts	US equivalent or definition
Accounts	Financial statements
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Trade and other payables	Accounts payable and accrued liabilities
Non-current liabilities	Long-term liabilities
Employee share schemes	Employee stock benefit plans
Employee costs	Payroll costs
Equity attributable to equity holders	Shareholders' equity
Finance lease	Capital lease
Financial year	Fiscal year
Freehold	Ownership with absolute rights in perpetuity
Gearing	Leverage
Investment in jointly controlled entities and associates	Securities of equity investees
Loans to jointly controlled entities and associates	Indebtedness of equity investees not current
Net asset value	Book value
Operating profit	Net operating income
Other debtors	Other current assets
Other investments	Non-current investments
Own work capitalised	Costs of group's employees engaged in the construction of plant and equipment for internal use
Profit	Income
Profit/(loss) for financial year	Net income/(loss)
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Reserves	Shareholders' equity other than paid-up capital
Share premium	Additional paid-in capital or paid-in surplus (not distributable)
Statement of recognised income and expense	Comprehensive income
Trade and other receivables	Accounts receivable (net)

Company Balance Sheet
as at 31 March 2006

	Notes	2006 £m	Restated (Note 1) 2005 £m
Fixed assets			
Investments	5	**3,968.9**	4,013.9
Current assets			
Debtors	6	**3,450.8**	2,477.9
Short-term bank and other deposits		**2,834.9**	0.1
		6,285.7	2,478.0
Creditors: amounts falling due within one year			
Loans and other borrowings	8	**(2,067.4)**	(1,619.5)
Derivative financial instruments	9	**(178.2)**	–
Other creditors	10	**(6.5)**	(13.2)
		(2,252.1)	(1,632.7)
Net current assets		**4,033.6**	845.3
Total assets less current liabilities		**8,002.5**	4,859.2
Creditors: amounts falling due after more than one year			
Loans and other borrowings	8	**(868.9)**	(798.5)
Net assets		**7,133.6**	4,060.7
Called up share capital	11,12	**935.6**	932.7
Share premium	11	**2,326.0**	2,294.7
Capital redemption reserve	11	**19.2**	18.3
Profit and loss account	11	**3,852.8**	815.0
Equity shareholders' funds		**7,133.6**	4,060.7

The Accounting Policies and the Notes on pages 163 to 166 form part of these Accounts.

Approved by the Board on 24 May 2006 and signed on its behalf by

Charles Miller Smith
Chairman

Simon Lowth
Finance Director

Company Statement of Total Recognised Gains and Losses
for the year ended 31 March 2006

	2006 £m	2005 £m
Profit for the financial year	**3,476.4**	538.6
Cumulative opening adjustment on implementation of FRS 26 (net of tax)	**(34.8)**	–
Total recognised gains and losses	**3,441.6**	538.6

Company Reconciliation of Movements in Shareholders' Funds
for the year ended 31 March 2006

	2006 £m	Restated (Note 1) 2005 £m
Profit for the financial year	**3,476.4**	538.6
Dividends	**(428.1)**	(386.1)
Profit retained	**3,048.3**	152.5
Share capital issued	**35.1**	21.9
Share buy-back	**(10.4)**	–
Consideration paid in respect of purchase of own shares held under trust	**(5.0)**	(26.7)
Credit in respect of employee share awards	**7.7**	5.7
Consideration received in respect of sale of own shares held under trust	**32.0**	7.5
Net movement in shareholders' funds	**3,107.7**	160.9
Opening shareholders' funds – as originally stated	**3,921.3**	3,786.9
Adjustment on implementation of FRS 21	**139.4**	112.9
Cumulative opening adjustment on implementation of FRS 26 (net of tax)	**(34.8)**	–
Opening shareholders' funds (as adjusted for implementation of FRSs 21 and 26)	**4,025.9**	3,899.8
Closing shareholders' funds	**7,133.6**	4,060.7

The Accounting Policies and the Notes on pages 163 to 166 form part of these Accounts.

Notes to the Company Balance Sheet
as at 31 March 2006

1 Accounting policies

The principal UK GAAP accounting policies applied in preparing the company's Accounts are set out below.

Basis of accounting
The Accounts have been prepared under the historical cost convention, modified to include the revaluation of derivative financial instruments, in accordance with applicable UK accounting standards issued by the Accounting Standards Board and comply with the Companies Act 1985.

Investments
Investments in subsidiaries are stated in the balance sheet at cost, or nominal value of shares issued as consideration where applicable, less provision for any impairment in value.

Foreign currencies
The functional currency of the company is UK sterling. Transactions in foreign currencies are recorded at the rate of exchange ruling at the date of the transaction. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Any gain or loss arising on the restatement of such balances is taken to the profit and loss account.

Cash flow statement and related party disclosures
The company is included in the group Accounts of Scottish Power plc, which are publicly available. Consequently the company has taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 'Cash Flow Statements (Revised 1996)'. The company is also exempt under the terms of FRS 8 'Related Party Disclosures' from disclosing related party transactions with entities that are part of the group.

Share-based payments
The company fully recharges its operating subsidiaries for the cost of share-based payments made by the company. For grants of equity instruments after 7 November 2002, this cost is measured based on the fair value at the date of grant. For prior awards, the cost is measured based on the intrinsic value at the date of grant. The cost of share-based payments increases investments in subsidiaries with a corresponding credit to reserves. As the amounts are fully recharged to subsidiaries on inter-company account, there is a corresponding credit to investments in subsidiaries resulting in no net impact on the amount of investments in subsidiaries.

Own shares held under trust
In accordance with Urgent Issues Task Force ("UITF") 38 'Accounting for ESOP trusts', own shares held under trust for the Scottish Power plc group's employee share schemes are deducted in arriving at shareholders' equity. Purchases and sales of own shares are disclosed as changes in shareholders' equity.

Events after the balance sheet date
The company has applied FRS 21 'Events After the Balance Sheet Date' for the first time in the company's own Accounts and, as a result, dividends declared after the balance sheet date are not accrued as was the previous practice. Other creditors have decreased and the profit and loss account reserves have increased at 31 March 2005 by £139.4 million as a result of excluding the proposed final dividend for 2004/05.

Taxation
In accordance with FRS 19 'Deferred tax', full provision is made for deferred tax on a non-discounted basis.

Loans and other borrowings
All borrowings are stated at the fair value of the consideration received after deduction of issue costs. The issue costs and interest payable on bonds are charged to the profit and loss account at a constant rate over the life of the bond. Premiums or discounts arising on the early repayment of borrowings are recognised in the profit and loss account as incurred or received.

Derivative financial instruments
Derivative financial instruments are accounted for in accordance with FRS 26 'Financial Instruments: Measurement'.

Scottish Power Finance (Jersey) Limited issued $700 million bonds which are convertible into preference shares in Scottish Power Finance (Jersey) Limited which are subsequently convertible into shares in Scottish Power plc and are guaranteed by Scottish Power plc. With effect from 1 April 2005, the delivery of a fixed number of own equity shares in exchange for a fixed amount of foreign currency represents a financial liability in Scottish Power plc. As a derivative financial liability, the company has, on implementation of FRS 26 with effect from 1 April 2005, measured the call options within this debt structure at fair value, with changes in fair value recorded through the profit and loss account. The opening adjustment at 1 April 2005 on implementation of FRS 26 was £34.8 million (net of tax of £14.9 million).

Prior to 1 April 2005, the call option was not recognised within the Accounts in accordance with UK GAAP for financial instruments prior to the introduction of FRS 26. The written call option is an 'American option' with a fair value that incorporates the value of equity shares delivered compared to preference shares received.

2 Employees

The company has no employees and it is not the sponsoring company of any of the group's retirement benefit schemes. Directors are remunerated by other group companies. Full details of directors' remuneration is provided in the Remuneration Report of the Directors in Tables 33 to 36 on pages 63 to 68.

3 Audit fees

The auditors' remuneration of the group is billed on a group basis and is not recharged to the company. The total auditors' remuneration for the group is disclosed in Note 3 to the group Accounts.

4 Dividends

	2006 £m	2005 £m
Final dividend paid for the prior year	**139.4**	112.9
First interim dividend paid	**96.0**	91.1
Second interim dividend paid	**96.3**	91.0
Third interim dividend paid	**96.4**	91.1
Total dividends paid	**428.1**	386.1

Notes to the Company Balance Sheet continued
as at 31 March 2006

5 Fixed asset investments

	Subsidiary undertakings Shares £m
Cost or valuation:	
At 1 April 2005	4,013.9
Additions	603.6
Disposals	(648.6)
At 31 March 2006	**3,968.9**

On 7 December 2005, Scottish Power plc sold its investment in Scottish Power UK Holdings Limited, with a book value of £595.7 million, to Scottish Power UK Group Limited for a total consideration of £3,595.7 million, comprising the acquisition of the entire share capital of Scottish Power UK Group Limited, with a nominal value of £595.7 million, and a receivable of £3,000.0 million. Scottish Power UK Group Limited paid £2,834.8 million to the company on 24 March 2006 in part settlement of the receivable. As a result of this part settlement, £2,834.8 million of the gain on sale included within the company profit and loss account has become a realised profit and is, therefore, available for distribution.

Details of the company's principal subsidiaries are given on page 155.

6 Debtors

	Notes	2006 £m	2005 £m
(a) Amounts falling due within one year:			
Loans due from subsidiary undertakings	(i)	**3,384.7**	2,471.8
Interest due from subsidiary undertakings		**6.0**	4.8
Corporate tax debtor		**36.5**	1.1
Other debtors		**4.7**	0.2
Derivative financial instruments: cross-currency interest rate swaps	(ii)	**5.5**	–
		3,437.4	2,477.9
(b) Amounts falling due after more than one year:			
Deferred tax asset	7	**13.4**	–
		3,450.8	2,477.9

(i) Interest on loans due from subsidiary undertakings is payable at 1% above the Royal Bank of Scotland base rate and the loans are repayable on demand.

(ii) The company enters into cross-currency interest rate swaps which are matched with swaps entered into with a subsidiary. The movements in the fair values of these external and internal swaps therefore have a net £nil impact on the profit and loss account.

(iii) The company has taken advantage of the exemption within FRS 25 'Financial instruments: Disclosure and Presentation' not to disclose the fair value of financial assets as they are included within the results of the group by consolidation.

7 Deferred tax asset

	2006 £m	2005 £m
Mark-to-market losses on call option of convertible bonds of Scottish Power Finance (Jersey) Limited	**13.4**	–

At 1 April 2005	–
Opening adjustment on implementation of FRS 26	14.9
Charged in profit and loss account	(1.5)
At 31 March 2006	**13.4**

The deferred tax asset will be amortised to match the tax relief available under prevailing tax legislation. Currently, relief is spread over a 10-year period.

8 Loans and other borrowings

	Notes	2006 £m	2005 £m
Loans and other borrowings are repayable as follows:			
Within one year or on demand	(i)	**2,067.4**	1,619.5
After more than one year	(ii)	**868.9**	798.5

(i) Loans from subsidiary undertakings of £2,067.4 million (2005 £1,619.5 million) are due within one year. These include a loan from Scottish Power Finance (Jersey) Limited of $700 million. Interest is payable on this loan at 4%. Interest on other loans from subsidiary undertakings is payable at 1% above the Royal Bank of Scotland base rate and the loans are repayable on demand.

(ii) The US dollar bonds of £868.9 million (2005 £798.5 million) are repayable as follows: due between three and four years £315.8 million (2005 £nil), due between four and five years £nil (2005 £289.9 million) and in more than five years £553.1 million (2005 £508.6 million).

(iii) The company has taken advantage of the exemption within FRS 25 not to disclose the fair value of financial liabilities as they are included within the results of the group by consolidation.

9 Creditors: amounts falling due within one year – Derivative financial instruments

	Note	2006 £m	2005 £m
Call option of convertible bonds of Scottish Power Finance (Jersey) Limited		**172.7**	–
Cross-currency interest rate swaps	6	**5.5**	–
		178.2	–

10 Creditors: amounts falling due within one year – Other creditors

	2006 £m	Restated (Note 1) 2005 £m
Amounts falling due within one year:		
Interest due to subsidiary undertakings	**4.3**	8.3
Accrued expenses	**2.2**	4.9
	6.5	13.2

11 Analysis of movements in shareholders' funds

	Number of shares 000s	Share capital £m	Share premium £m	Capital redemption reserve £m	Profit and loss account £m	Total £m
At 1 April 2005 – as originally stated	1,865,344	932.7	2,294.7	18.3	675.6	3,921.3
Prior year adjustment on implementation of FRS 21	–	–	–	–	139.4	139.4
	1,865,344	932.7	2,294.7	18.3	815.0	4,060.7
Cumulative opening adjustment on implementation of FRS 26 (net of tax)	–	–	–	–	(34.8)	(34.8)
At 1 April 2005 – as restated	1,865,344	932.7	2,294.7	18.3	780.2	4,025.9
Profit for the year	–	–	–	–	3,476.4	3,476.4
Dividends	–	–	–	–	(428.1)	(428.1)
Share capital issued						
– ESOP	2,343	1.1	11.0	–	–	12.1
– PacifiCorp Stock Incentive Plan	5,299	2.7	20.3	–	–	23.0
Share buy-back	(1,750)	(0.9)	–	0.9	(10.4)	(10.4)
Consideration paid in respect of purchase of own shares held under trust	–	–	–	–	(5.0)	(5.0)
Credit in respect of employee share awards	–	–	–	–	7.7	7.7
Consideration received in respect of sale of own shares held under trust	–	–	–	–	32.0	32.0
At 31 March 2006	**1,871,236**	**935.6**	**2,326.0**	**19.2**	**3,852.8**	**7,133.6**

Of the profit and loss account reserve at 31 March 2006 of £3,852.8 million, £3,687.6 million is available for distribution.

Details of the company's share capital are set out in Note 32 to the group Accounts.

12 Share capital

	2006 £m	2005 £m
Authorised:		
3,000,000,000 (2005 3,000,000,000) ordinary shares of 50p each	**1,500.0**	1,500.0
Allotted, called up and fully paid:		
1,871,235,749 (2005 1,865,343,685) ordinary shares of 50p each	**935.6**	932.7

Details of share options are given in Note 32 to the group Accounts.

13 Profit and loss account

As permitted by Section 230 of the Companies Act 1985, the company has not presented its own profit and loss account. The company's profit and loss account was approved by the Board on 24 May 2006. The profit for the financial year per the Accounts of the company was £3,476.4 million (2005 £538.6 million).

Notes to the Company Balance Sheet continued
as at 31 March 2006

14 Contingent liabilities

In consideration of Scottish Power UK plc agreeing to subscribe for preference shares in SP Finance, the company has unconditionally and irrevocably agreed to indemnify and hold harmless Scottish Power UK plc against any liability or loss incurred as a direct result of Scottish Power UK plc being or having been a member of SP Finance.

The company has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by Scottish Power Finance (Jersey) Limited under its US$700 million 4.00% step-up perpetual subordinated convertible bond issue. The bond guarantee constitutes direct and unsecured obligations of the company. In the event of a winding-up of the company, the claims of the bondholders to payment under the bond guarantee will be subordinated in right of payment to the claims of all senior creditors of the company and senior to the claims of holders of ordinary shares.

In addition, the company has guaranteed the European Investment Bank ('EIB') debt of SP Transmission Limited, SP Distribution Limited and SP Manweb plc. The total value of this debt in issue at 31 March 2006 is £199.2 million.

15 Subsequent events

On 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the company for a proposed return of cash to shareholders of £2.25 billion via a B share structure including a capital reorganisation, and the issue of new ordinary shares and B shares.

On 15 May 2006, one in every three of the company's existing ordinary shares were reclassified into B shares. The company's existing ordinary shares were subdivided and consolidated so that shareholders received approximately 1.1905 new ordinary shares for every existing ordinary share remaining after the reclassification.

Following the reclassification and the subdivision and consolidation, on 15 May 2006 there were 1,485,952,052 new ordinary shares and 623,864,749 B shares in issue all of which were admitted to the London Stock Exchange's main market for listed securities on that date.

In accordance with the terms of the B share prospectus, shareholders were able to elect between the following alternatives in respect of each B share that they held:

- to receive a dividend of £3.60 after which the B Share would be converted into a deferred share with a negligible value;
- to have it repurchased by the company for £3.60; or
- to retain it and have the opportunity for it to be repurchased by the company on certain future dates up to 2011 for £3.60.

As a result of elections received from shareholders, on 22 May 2006 the company declared a B share dividend of £3.60 per share in respect of 370,655,937 B shares, totalling £1,334.4 million, and agreed to acquire a further 240,324,768 B Shares for a total consideration of £865.2 million (such repurchased B shares to be cancelled).

Independent Auditors' Report on the Company Accounts

to the members of Scottish Power plc

We have audited the parent company Accounts of Scottish Power plc for the year ended 31 March 2006 which comprise the Company Balance Sheet, the Company Statement of Total Recognised Gains and Losses, the Company Reconciliation of Movement in Shareholders' Funds and the related notes. These parent company Accounts have been prepared under the accounting policies set out therein. We have also audited the information in the Remuneration Report of the Directors that is described as having been audited.

We have reported separately on the group Accounts of Scottish Power plc for the year ended 31 March 2006.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors' responsibilities for preparing the Annual Report, the Remuneration Report of the Directors and the parent company Accounts in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company Accounts and the part of the Remuneration Report of the Directors to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come, save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company Accounts give a true and fair view and whether the parent company Accounts and the part of the Remuneration Report of the Directors to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Report of the Directors is consistent with the parent company Accounts. We also report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company Accounts. The other information comprises only the Chairman's Statement, the Chief Executive's Review, the Operating and Financial Review, the Corporate Governance Statement and the unaudited part of the Remuneration Report of the Directors. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent compa ny Accounts. Our responsibilities do not extend to any other information.

BASIS OF AUDIT OPINION

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company Accounts and the part of the Remuneration Report of the Directors to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company Accounts and the part of the Remuneration Report of the Directors to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company Accounts and the part of the Remuneration Report of the Directors to be audited.

OPINION

In our opinion:

- the parent company Accounts give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 March 2006;
- the parent company Accounts and the part of the Remuneration Report of the Directors to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Report of the Directors is consistent with the parent company Accounts.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
24 May 2006

Notes:

(a) The maintenance and integrity of the Scottish Power plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Accounts since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Investor Information

1 Investor Information

NATURE OF TRADING MARKET

The principal trading market for the ordinary shares of ScottishPower is the London Stock Exchange. In addition, American Depositary Shares ("ADSs") (each of which represents four ordinary shares) have been issued by JPMorgan Chase Bank, N.A., as depositary (the "Depositary") for the company's ADSs, and are traded on the New York Stock Exchange following listing on 8 September 1997.

Table 37 sets out, for the periods indicated, the highest and lowest middle market quotations for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange for ordinary shares in 2006 and 2005 and from Datastream for the prior years, and the range of high and low closing sale prices for ADSs, as reported by Datastream in 2006 and 2005 and by Bloomberg in the prior years. The prices shown for previous years have been adjusted, where appropriate, for capital issues.

On 31 March 2006, there were 568 registered holders of 299,546 ordinary shares with an address in the US and 53,783 registered holders of 67,591,127 ADSs (equivalent to 270,364,508 ordinary shares). The combined holdings of these shareholders represented 14.47% of the total number of ordinary shares outstanding as at 31 March 2006. UK registered shareholders held 85.30% of the total number of ordinary shares, and all shareholders other than those registered in the UK or the US held 0.23% of the total number of ordinary shares outstanding as at 31 March 2006. As certain of the ordinary shares and ADSs are held by brokers and other nominees, these numbers may not be representative of the actual number of beneficial owners in the US or elsewhere or the number of ordinary shares or ADSs beneficially held by US persons.

TABLE 37

Historical share prices

	Ordinary shares		American Depositary Shares	
Period	High (p)	Low (p)	High ($)	Low ($)
2001/02	521.84	350.00	30.24	20.10
2002/03	416.00	298.75	24.28	19.53
2003/04	395.25	344.75	28.58	22.93
2004/05				
First quarter	400.25	377.50	29.95	26.95
Second quarter	428.00	385.75	31.24	28.47
Third quarter	443.25	386.50	32.84	29.21
Fourth quarter	446.75	401.50	33.66	30.71
2005/06				
First quarter	496.50	408.00	35.63	30.92
Second quarter	576.00	486.00	41.72	34.78
Third quarter	587.00	529.50	41.36	36.50
Fourth quarter	597.00	536.00	41.72	37.38
October 2005	587.00	537.00	41.36	38.01
November 2005	581.00	529.50	40.39	36.50
December 2005	550.00	531.00	38.83	36.76
January 2006	576.00	536.00	40.93	37.38
February 2006	597.00	573.00	41.72	40.19
March 2006	590.50	571.00	41.10	39.59

Note: The past performance of the ordinary shares/ADSs is not necessarily indicative of future performance.

TABLE 38

Analysis of ordinary shareholdings at 31 March 2006

Range of holdings	No. of shareholdings	No. of shares
1-100	20,356	707,949
101-200	146,629	24,284,578
201-600	161,902	50,692,243
601-1,000	34,639	27,084,033
1,001-5,000	43,792	82,331,558
5,001-100,000	3,857	55,770,274
100,001 and above	776	1,630,365,114
Total	411,951	1,871,235,749

SHARE CAPITAL AND OPTIONS

As a result of the issue of shares to the Trustee of the Employee Share Ownership Plan and the exercise of options under the PacifiCorp Stock Incentive Plan and the Executive Share Option Scheme, a total of 7,642,064 ordinary shares of 50p each were issued during the year. Accordingly, the number of ordinary shares in issue was 1,871,235,749 as at 31 March 2006. During the year, options over 2,144,245 ordinary shares were granted to 2,067 employees under the ScottishPower Sharesave Scheme. No options were granted under the PacifiCorp Stock Incentive Plan during the year. No options were granted under the Executive Share Option Scheme, which was replaced in 1996 by the introduction of the Long Term Incentive Plan ("LTIP"). Awards in respect of 1,097,931 shares were made under the LTIP during the year and these awards are subject to the achievement of specified performance criteria. Details are contained in the 'Remuneration Report of the Directors'.

On 15 May 2006, one in every three of the company's existing ordinary shares were reclassified into B shares. The company's existing ordinary shares were subdivided and consolidated so that shareholders received approximately 1.1905 new ordinary shares for every existing ordinary share remaining after the reclassification. Following the reclassification and the subdivision and consolidation, on 15 May 2006 there were 1,485,952,052 new ordinary shares and 623,864,749 B shares in issue all of which were admitted to the London Stock Exchange's main market for listed securities on that date.

Between 31 March 2006 and 19 May 2006, a further 828,724 ordinary shares and 44,828 new ordinary shares have been issued as a result of the allotments in respect of the Employee Share Ownership Plan and the PacifiCorp Stock Incentive Plan. At the Annual General Meeting of the company last year, shareholders granted authority for the purchase by the company of up to 186,576,813 of its own ordinary shares. The directors have used this authority to buy back for cancellation 1,750,000 ordinary shares.

SUBSTANTIAL SHAREHOLDINGS

As at 19 May 2006, the company had been notified that the following companies were substantial shareholders:

	Number of shares	Percentage of issued share capital
Barclays plc	49,837,407	3.35%

The substantial shareholders enjoy the same voting rights as all other shareholders.

CONTROL OF COMPANY

As far as is known to the company, it is not directly or indirectly owned or controlled by another corporation or by any foreign government.

As at 19 May 2006, no person known to the company owned more than 5% of any class of the group's voting securities.

As at 19 May 2006, the total amount of voting securities owned by directors and executive officers of ScottishPower as a group is shown in Table 39 below.

TABLE 39

Voting securities

Title of class Identity of group	Amount owned	Percentage of class
Ordinary shares		
Directors and officers (17 persons)	305,323	0.02%

Full details of the directors' interests in ScottishPower shares are shown in Tables 35 and 36 in the Remuneration Report. None of the officers had a beneficial interest in 1% or more of the issued share capital.

In addition, as at 19 May 2006, the directors and officers of the company, as a group, held options to purchase 1,506,900 ordinary shares, all of which were issued pursuant to the Executive Share Option Plan 2001 or the ScottishPower's Sharesave Scheme.

The company does not know of any arrangements the operation of which might result in a change in control of the group.

EXCHANGE RATES

The group publishes its consolidated Accounts in pounds sterling. In this document, references to "pounds sterling", "pounds", "pence" or "p" are to UK currency and references to "US dollars", "US$" or "$" are to US currency. Solely for the convenience of the reader, this report contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, at the Noon Buying Rate sourced from the Federal Reserve Bank of New York ("Noon Buying Rate") on 31 March 2006 of £1.00 = $1.74. On 19 May 2006, the Noon Buying Rate was $1.88 to £1.00. No representation is made that the pound sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Table 40 sets out, for the periods indicated, certain information concerning the Noon Buying Rate for US dollars per £1.00.

TABLE 40

Historical exchange rates

Period	High	Low	Average[1]	Year end
2001/02	$1.48	$1.37	$1.43	$1.42
2002/03	$1.65	$1.43	$1.55	$1.58
2003/04	$1.90	$1.55	$1.69	$1.84
2004/05	$1.95	$1.75	$1.85	$1.89
2005/06	$1.92	$1.71	$1.78	$1.74

Period	High	Low	Average during month
October 2005	$1.7855	$1.7484	$1.7648
November 2005	$1.7755	$1.7138	$1.7348
December 2005	$1.7740	$1.7188	$1.7452
January 2006	$1.7885	$1.7188	$1.7665
February 2006	$1.7807	$1.7343	$1.7476
March 2006	$1.7567	$1.7256	$1.7442

Note: [1] The average of the Noon Buying Rates on the last day of each month during the relevant period.

DIVIDENDS

Following a review of dividend policy, ScottishPower announced a total dividend for the year ended 31 March 2006 of 25.0 pence per ordinary share (2004/05: 22.5 pence), a year-on-year increase of 11.1%. This dividend is the aggregation of the 5.2 pence per share paid in each of the first three quarters of 2005/06 on the ordinary shares in existence prior to the reorganisation of the company's share capital on 12 May 2006, and the fourth quarter dividend of 9.4 pence per new ordinary share in existence following the reorganisation. The reorganisation is associated with the return of cash to shareholders. The record date for the fourth quarter dividend fell after the record date for the reorganisation. Accordingly, the proposed full year dividend of 25.0 pence is in respect of each ordinary share held on the relevant record dates. For the next two years, ScottishPower is aiming to deliver a minimum annual increase in the dividend of 7% from the 2005/06 base of 25.0 pence per ordinary share.

In light of the completion of the sale of PacifiCorp the Board intends to pay the dividend bi-annually, and, in line with the rest of the group's UK sector peer group, will also move from reporting results quarterly to bi-annually. The interim dividend for 2006/07 will be 11.4 pence per share, payable in December 2006, with the final dividend payable in June 2007.

A dividend of $0.7080 per new ADS will also be paid on 28 June 2006 to new ADS holders of record on 2 June 2006. Again taken together with dividends paid in previous quarters on ADSs in existence prior to the reorganisation, this is a full year dividend of $1.8049 per ADS held on the relevant record dates.

Table41 sets out the dividends paid on ordinary shares and ADSs in respect of the past five financial years, excluding any associated UK tax credit in respect of such dividends.
A person resident in the UK for tax purposes who receives a dividend from the company is generally entitled to a tax credit, currently at a rate of 1/9th of the dividend ("associated UK tax credit"). For further information, see 'Taxation of Dividends'.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The company's Memorandum and Articles of Association, along with a summary, will be filed with the company's report to the US Securities and Exchange Commission on Form 20-F.

DOCUMENTS ON DISPLAY

You may read and copy documents referred to in this annual report that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. You may also access our reports to the SEC and some of the other information we file with or submit to the SEC electronically through the SEC's website at www.sec.gov.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange capital restrictions, or that affect the remittance of dividends or other payments to non-UK resident holders of the company's securities except as otherwise set forth in 'Taxation'.

There are no limitations imposed by UK law or by the company's Memorandum and Articles of Association that restrict the right of non-UK resident or non-UK citizen owners to hold or to vote the ordinary shares.

TAXATION

The following discussion of UK tax and US federal income tax consequences is set forth with respect to US tax considerations in reliance upon the advice of Milbank, Tweed, Hadley & McCloy LLP, special US counsel to the company, and with respect to UK tax considerations in reliance upon the advice of Freshfields Bruckhaus Deringer, the company's UK lawyers. The discussion is intended only as a summary of the principal

TABLE 41

Historical dividend payments

	Notes	2005/06	2004/05	2003/04	2002/03	2001/02
Pence per ordinary share	1					
Quarter (1 April – 30 June)		**5.20p**	4.95p	4.75p	7.177p	6.835p
Quarter (1 July – 30 Sept)		**5.20p**	4.95p	4.75p	7.177p	6.835p
Quarter (1 Oct – 31 Dec)		**5.20p**	4.95p	4.75p	7.177p	6.835p
Quarter (1 Jan – 31 Mar)	3	**9.40p**	7.65p	6.25p	7.177p	6.835p
Total		**25.00p**	22.50p	20.50p	28.708p	27.340p
US dollars per ADS	1,2					
Quarter (1 April – 30 June)		**$0.3707**	$0.3602	$0.3032	$0.4472	$0.3907
Quarter (1 July – 30 Sept)		**$0.3621**	$0.3656	$0.3207	$0.4479	$0.3979
Quarter (1 Oct – 31 Dec)		**$0.3641**	$0.3676	$0.3473	$0.4708	$0.3863
Quarter (1 Jan – 31 Mar)	3	**$0.7080**	$0.5582	$0.4453	$0.4609	$0.3972
Total		**$1.8049**	$1.6516	$1.4165	$1.8268	$1.5721

Notes:

1 Dividends per share and per ADS are shown net of any associated UK tax credit available to certain holders of ordinary shares and ADSs. See 'Taxation of Dividends'. Dividends paid by the Depositary in respect of ADSs are paid in US dollars based on a market rate of exchange that differs from the Noon Buying Rate.

2 Calculated based on a ratio of four ordinary shares for one ADS.

3 Paid on new ordinary shares and ADSs in 2005/06.

US federal income tax and UK tax consequences to investors who hold ADSs or ordinary shares as capital assets and does not purport to be a complete analysis or listing of all potential tax consequences of the purchase, ownership and disposition of ADSs or ordinary shares. The summary does not discuss special tax rules that may be applicable to certain classes of investors, including banks, insurance companies, tax exempt entities, dealers, traders who elect to mark-to-market, investors with a functional currency other than the US dollar, persons who hold ADSs or ordinary shares as part of a hedge, straddle or conversion transaction, persons who have acquired ADSs or ordinary shares by reason of their or another's employment or holders of 10% or more of the voting stock of the company. The statements of UK and US tax laws and practices set out below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date of this report. The statements are subject to any changes occurring after that date in UK or US law or practice, in the interpretation thereof by the relevant taxation authorities, or in any double taxation convention between the US and the UK.

On 24 July 2001, the US and the UK signed a new convention between the two countries for the avoidance of double taxation with respect to taxes on income and capital gains (the "New Income Tax Convention"). Instruments of ratification with respect to the New Income Tax Convention were exchanged on 31 March 2003, putting the New Income Tax Convention into force as from that date, subject to certain effective date provisions that result in the delayed implementation of certain provisions.

Distributions by the company since publication of our last annual statement on 24 May 2005 will be governed by the rules of the New Income Tax Convention. The company believes, and the discussion therefore assumes, that it is not a passive foreign investment company for US federal income tax purposes.

Each investor is urged to consult their own tax advisor regarding the tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs under the laws of the US, the UK and their constituent jurisdictions and any other jurisdiction where the investor may be subject to tax.

If the obligations contemplated by the Deposit Agreement are performed in accordance with its terms, it is expected that a beneficial owner of ADSs will be treated as the owner of the underlying ordinary shares for the purposes of the New Income Tax Convention and the US Internal Revenue Code of 1986, as amended ("Code").

For the purposes of this summary, the term "US Holder" means a beneficial owner of ADSs or ordinary shares that is a US citizen or resident, a US domestic corporation or partnership, a trust subject to the control of a US person and the primary supervision of a US court, or an estate, the income of which is subject to US federal income tax regardless of its source.

TAXATION OF DIVIDENDS

The company is not required to withhold any UK taxes from its dividend payments to US Holders. Therefore the amount of a dividend paid to a US Holder will not be reduced by any UK withholding tax. Under the New Income Tax Convention, US Holders are not entitled to a UK tax credit with respect to dividends paid by the company on or after 1 May 2003 (or 1 May 2004 where a US Holder elected to apply all the provisions of the treaty in force prior to 1 April 2003 for a further 12-month period).

Whether holders of ADSs or ordinary shares who reside in countries other than the US are entitled to a tax credit in respect of dividends on ADSs or ordinary shares depends in general upon the provisions of conventions or agreements, if any, as may exist between such countries and the UK.

A US Holder recognises income from a dividend (taxable distributions to the extent paid out of the company's current and accumulated earnings and profits, determined under US tax principles) when the dividend is actually or constructively received by the holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Tax legislation signed into law on 28 May 2003 (and extended pursuant to legislation signed into law on 17 May 2006), provides for a maximum 15% US tax rate on the dividend income of an individual US holder with respect to dividends paid by a domestic corporation or "qualified foreign corporation" if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its shares are readily tradable on an established securities market in the US or (ii) it is eligible for benefits under a comprehensive US income tax treaty. Clause (i) will apply with respect to ADSs if such ADSs are readily tradable on an established securities market in the US. Under these rules, the company should be treated as a qualified foreign corporation and, therefore, dividends paid to an individual US holder with respect to the ADSs should be taxed at a maximum rate of 15%. The maximum 15% tax rate is effective with respect to dividends included in income during the period beginning on or after 1 January 2003, and ending 31 December 2010.

Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a return of capital to the extent of the US Holder's basis in the ordinary shares or ADSs and thereafter as a capital gain. As outlined in the 'Business Review' section, the company is currently in the process of distributing approximately £2.25 billion of the net proceeds from the sale of PacifiCorp to shareholders. The company expects that this distribution will be a taxable distribution that will be treated as a dividend to the extent paid out of the company's current or accumulated earnings and profits. For the purposes of determining the amount of earnings and profits allocable to the regularly paid distributions and the return of PacifiCorp sale proceeds, current year earnings and profits will be allocated to each distribution made during the fiscal year ending 31 March 2007 (including the return of PacifiCorp sale proceeds) on a pro rata basis whereas earnings and profits accumulated in prior years will be allocated to distributions (including the return of PacifiCorp sale proceeds) based on when the distributions are made, with distributions made earlier in the year allocated accumulated earnings and profits prior to later distributions. As a result, if the company does not have sufficient current and accumulated earnings and profits to treat all distributions, including the taxable distribution related to the return of PacifiCorp sale proceeds, as dividends, because regularly scheduled distributions are expected to be made after the return of PacifiCorp sale proceeds, it is likely that a higher percentage of the distribution relating to the return of PacifiCorp sale proceeds will be treated as a dividend as compared to the regular quarterly dividends. If the company is unable to determine the portion of each distribution that is paid out of current or accumulated earnings and profits prior to the due date for reporting such payment to the IRS, certain information reporting rules require that we report the entire amount of all distributions as dividends.

In determining the amount of a distribution, a US Holder will use the spot currency exchange rate on the date the distribution is included in income. Any difference between that amount and the dollars actually received may constitute a foreign currency gain or loss. However, a US Holder that is an individual is not required to recognise a gain of less than $200 from the exchange of foreign currency in a "personal transaction" as defined in Section 988(e) of the Code.

TAXATION OF CAPITAL GAINS

In general, for US tax purposes, US Holders of ADSs will be treated as the owners of the underlying ordinary shares that are represented by such ADSs and deposits and withdrawals of ordinary shares by US Holders in exchange for ADSs will not be treated as a sale or other disposition for US federal income tax purposes. Upon a sale or other disposition of ordinary shares or ADSs, US Holders will recognise a gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realized and the US Holder's tax basis (determined in US dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be a long-term capital gain or loss if the US Holder's holding period for such ordinary shares or ADSs exceeds one year. Any such gain or loss generally will be income from sources within the US for foreign tax credit limitation purposes. Long-term capital gain for an individual US Holder is generally subject to a reduced rate of tax. With respect to sales occurring on or after 6 May 2003, but before 1 January 2011, the long-term capital gain tax rate for an individual US holder is 15%. For sales occurring before 6 May 2003, or after 31 December 2010, the long-term capital gain rate for an individual US holder is 20%.

A US Holder who is not resident or ordinarily resident for UK tax purposes in the UK will not generally be liable to UK tax on capital gains recognised on the sale or other disposition of ADSs or ordinary shares, unless the US Holder carries on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a company, a permanent establishment) and the ADSs or ordinary shares are, or have been, used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency (or, in the case of a company, such permanent establishment). There are special rules for individuals who are temporarily non-UK resident.

US citizens resident or ordinarily resident in the UK, US corporations resident in the UK by reason of their business being centrally managed or controlled in the UK and US citizens who are, or US corporations which are, trading or carrying on a trade, profession or vocation in the UK through a branch or agency (or, in the case of a company, a permanent establishment) and who or which have used, held or acquired ADSs or ordinary shares for the purposes of such trade, profession or vocation of such branch or agency (or, in the case of a company, such permanent establishment) may be liable for both UK and US tax in respect of a gain on the disposal of the ADSs or ordinary shares, subject to any available exemption or relief. Relief may be available under the New Income Tax Convention to the extent that the US Holder is resident in the US for the purposes of the New Income Tax Convention unless the ADSs or ordinary shares form part of the business property of a permanent establishment that such US Holder has or has had in the UK. Such holders may not be entitled to a tax credit against their US federal income tax liability for the amount of UK capital gains tax or UK corporation tax on chargeable gains, as the case may be, paid in respect of such gain unless the holder appropriately can apply the credit against tax due on income from foreign sources.

US Holders are urged to consult their own tax advisors regarding the tax consequences to them of a sale or other disposition of ADSs or ordinary shares.

US INFORMATION REPORTING AND BACKUP WITHHOLDING

In general, information reporting requirements will apply to dividend payments (or other taxable distributions) in respect of ordinary shares or ADSs made within the US to a non-corporate US person. Accordingly, individual US Holders will receive an annual statement showing the amount of taxable dividends (or other reportable distributions) paid to them during the year. "Backup withholding" will apply to such payments (i) if the holder or beneficial owner fails to provide an accurate taxpayer identification number in the manner required by US law and applicable regulations, (ii) if there has been notification from the Internal Revenue Service of a failure by the holder or beneficial owner to report all interest or dividends required to be shown on its federal income tax returns or, (iii) in certain circumstances, if the holder or beneficial owner fails to comply with applicable certification requirements.

In general, payment of the proceeds from the sale of ordinary shares or ADSs to or through a US office of a broker is subject to both US backup withholding and information reporting requirements, unless the holder or beneficial owner establishes an exemption. Different rules apply to payments made outside the US through an office outside the US.

UK INHERITANCE TAX

An individual who is domiciled in the US for the purposes of the convention between the US and the UK for the avoidance of double taxation with respect to estate and gift taxes ("Estate Tax Convention") and who is not a national of the UK for the purposes of the Estate Tax Convention will not generally be subject to UK inheritance tax in respect of the ADSs or ordinary shares on the individual's death or on a gift of the ADSs or ordinary shares during the individual's lifetime, unless the ADSs or ordinary shares are part of the business property of a permanent establishment of the individual in the UK or pertain to a fixed base in the UK of an individual who performs independent personal services. Special rules apply to ADSs or ordinary shares held in trust. In the exceptional case where the shares are subject both to UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides for the tax paid in the UK to be credited against tax paid in the US.

UK STAMP DUTY AND STAMP DUTY RESERVE TAX

In practice, no UK stamp duty need be paid on the acquisition or transfer of ADSs provided that any instrument of transfer is executed outside the UK and subsequently remains at all times outside the UK. An agreement to transfer ADSs will not, in practice, give rise to a liability to stamp duty reserve tax.

Subject to certain exceptions, a transfer on sale of ordinary shares, as opposed to ADSs will generally be subject to UK stamp duty at a rate of 0.5% (rounded up, if necessary, to the nearest £5) of the consideration given for the transfer. An agreement to transfer such shares will normally give rise to a charge to UK stamp duty reserve tax at a rate of 0.5% of the consideration payable for the transfer, provided that stamp duty reserve tax will not be payable if stamp duty has been paid. Where such ordinary shares are transferred to the Depositary's nominee, stamp duty or stamp duty reserve tax will normally be payable at the rate of 1.5% (rounded up, if necessary, to the nearest £5) of the value of the ordinary shares at the time of the transfer.

A transfer of ordinary shares by the Depositary or its nominee to the relative ADS holder when the ADS holder is not transferring beneficial ownership may, depending on the method of transfer, give rise to a UK stamp duty liability of £5 per transfer.

TAXATION OF THUS DEMERGER DIVIDEND IN SPECIE

Information pertaining to the tax position of shareholders following the demerger of Thus can be obtained from the Company Secretary at the company's registered office and from the company's website at www.scottishpower.com.

TAXATION OF PACIFICORP RETURN OF CASH

Information pertaining to the tax position of UK shareholders in respect of the return of cash resulting from the sale of PacifiCorp can be found in the Circular to Shareholders dated 31 March 2006, copies of which can be obtained from the Company Secretary at the company's registered office and from the company's website at www.scottishpower.com.

2 Financial Calendar

2006

28 June	Q4 Dividend payment date – US and UK (final dividend for the year ended 31 March 2006)
26 July	Annual General Meeting
14 Nov	Announcement of Interim Results for the half year ending 30 September 2006
28 Dec	Interim Dividend for the year ending 31 March 2007

2007

May	Announcement of Preliminary Results for the year ending 31 March 2007
June	Final Dividend for the year ending 31 March 2007

ANNUAL GENERAL MEETING

The Annual General Meeting will be held at The Clyde Auditorium at the Scottish Exhibition and Conference Centre, Finnieston, Glasgow G3 8YW on Wednesday 26 July 2006 at 11.00 a.m. Details of the resolutions to be proposed at the Annual General Meeting are contained in the Notice of Meeting.

HALF YEAR RESULTS

The company, as permitted by the London Stock Exchange, publishes its half year results in one UK national newspaper. In 2006, it is expected that the half year results will be published in The Telegraph and on the company's website. Copies of the half year results may be obtained, free of charge, on request from the Company Secretary at the company's registered office or by e-mailing shareholder.services@scottish-power.com.

PRESS RELEASES

Press releases and up-to-date information on the company can be found on the company's website at www.scottishpower.com.

3 Shareholder Services

ORDINARY SHARES

SHARE REGISTRATION ENQUIRIES

The Registrar
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House, Orchard Brae
Edinburgh EH4 1WQ
Tel: +44 (0)870 600 3999
Fax: +44 (0)870 600 3980
Textphone: +44 (0)870 600 3950
Website: www.shareview.co.uk

DIVIDEND REINVESTMENT PLAN

The Dividend Reinvestment Plan provides ordinary shareholders with the facility to invest cash dividends by purchasing further ScottishPower shares. For further details, please contact Lloyds TSB Registrars on 0870 241 3018.

SHARE CONSOLIDATION AND ISAS

Share consolidation is a facility which allows a number of holdings, and especially family holdings, to be consolidated into one holding. This service is provided free of charge.

Individual Savings Accounts ("ISAs") are suitable for UK resident private investors who wish to shelter their ScottishPower shares from Income and Capital Gains Tax. Details of the ScottishPower ISA service are available from Lloyds TSB Registrars at the following address. Alternatively, please call the ISA helpline on 0870 242 4244.

Lloyds TSB Registrars ISAs
The Causeway
Worthing BN99 6UY

ANNUAL CONSOLIDATED TAX VOUCHERS

Shareholders whose dividends are mandated for payment direct to their bank or building society accounts normally receive one tax voucher annually in April giving details of all dividends paid during the tax year, rather than individual vouchers. These shareholders would not normally receive individual notifications of payment. The company announces its dividend payment dates with its results and publishes the dates on its website at www.scottishpower.com.

SHAREGIFT

The Orr Mackintosh Foundation (registered charity number 1052686) operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme may be obtained from Sharegift at www.sharegift.org or by calling 020 7337 0501.

SHARE DEALING

A low cost telephone dealing service has been arranged with Stocktrade (a division of Brewin Dolphin Securities Ltd.) which provides a simple way of buying or selling ScottishPower shares. Basic commission is 0.5% up to £10,000, reducing to 0.2% thereafter (subject to a minimum commission of £15). For further information call 0845 601 0979 (or +44 131 240 0414 from outside the UK) and quote reference Low C0070.

AMERICAN DEPOSITARY SHARES ("ADSs")

EXCHANGE AND STOCK TRANSFER ENQUIRIES

JPMorgan Chase Bank, N.A.
JPMorgan Service Center
PO Box 3408
South Hackensack, NJ 07606-3408
Tel: 1 (866) SCOTADR (Toll Free)
Tel: 1 (866) 726 8237 (Toll Free)
Tel: +1 (201) 680 6630 (Outside US Not Toll Free)
Tel: 1 (800) 231 5469 (Hearing Impaired Toll Free)
Website: www.adr.com/shareholder

DIVIDEND REINVESTMENT PLAN

GLOBAL INVEST DIRECT

Global Invest Direct is the Direct Share Purchase and Dividend Reinvestment Plan for ADS holders which allows existing and first time investors to purchase ADSs without a broker. Global Invest Direct allows investors to make initial and ongoing investments in the company by providing investors with the convenience of investing directly in ScottishPower's ADSs. For further details, please contact JPMorgan Chase Bank, N.A. as detailed above.

AUTHORISED REPRESENTATIVE FOR US FEDERAL SECURITIES LAWS

The authorised representative for ScottishPower for US federal securities law purposes is:
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715

Index

Figures in brackets refer to Notes to the Group Accounts

Glossary of Terms

ADS American Depositary Share (US)

AGM Annual General Meeting

AMD Accounts Modernisation Directive, an EU directive requiring, amongst other provisions, consideration of the disclosure of non-financial measures of corporate performance in annual reports

APB Accounting Practices Board

ASB Accounting Standards Board (UK)

The Authority The Gas and Electricity Markets Authority, the UK regulatory body (UK)

BCF Billion cubic feet

BETTA British Electricity Trading and Transmission Arrangements, arrangements for a Great Britain-wide electricity market, which took effect from 1 April 2005 (UK)

Billion one thousand million (1,000,000,000)

BRIC Business Risk and Investment Committee, the risk management body in each group business

British Isles The United Kingdom and The Republic of Ireland

BTU British thermal units, a measure of calorific potential applied to natural gas (and other sources)

CCGT Combined cycle gas turbine, the type of gas-fired generating plant used in most thermal power stations

Churn the turnover of existing customers leaving, and new customers joining, the company's customer list

CI Customer interruptions, a regulatory measure of distribution system reliability, essentially an index driven by the proportion of connected customers suffering an interruption to their supply (UK)

CML Customer minutes lost, a regulatory measure of the extent to which access to electricity was not maintained by the distribution system, essentially an index driven by the aggregate minutes off-supply related to the number of connected customers (UK)

Combined Code guidelines setting out corporate governance principles for UK listed companies (UK)

CO_2 carbon dioxide

Company (or company) Scottish Power plc

Competition Commission the UK regulatory body concerned with competition policy and the abuse of market power (UK)

CR Corporate Responsibility, also sometimes referred to as corporate social responsibility, an aspect of the business community's consideration of social, environmental and ethical issues

DFI Derivative financial instrument

Distribution the transfer of electricity from the transmission system to customers (US equivalent is Power Distribution)

DSM Demand Side Management, encouraging customers to reduce their electricity consumption

DTI The Department of Trade and Industry, a UK government department which, among other responsibilities, has a leading role in UK Government oversight of energy policy (UK)

EBITDA earnings before interest, tax, depreciation, goodwill amortisation and deferred income released to the income statement

EC European Commission, the administrative arm of the European Union institutions

EEC Energy Efficiency Commitment, a requirement placed on licensed suppliers to promote the efficient use of energy (UK)

EIB European Investment Bank

EITF The Emerging Issues Task Force of the Financial Accounting Standards Board (US)

Energy management the process of matching supply and demand across the portfolio of a market participant's activities

ENSTOR ENSTOR, Inc. the gas storage and hub services subsidiary of PPM Energy

EPS Earnings per share

ESOP Employee Share Ownership Plan (UK)

ETS Emissions Trading Scheme, an EU mechanism for the trading of carbon dioxide and other greenhouse gas emissions

EU European Union, the body of 25 states bound by treaty to cooperate in aspects of the management of their affairs

ET Executive Team a standing committee of the Board which assists the Chief Executive and, in particular, oversees much of the group's risk management activities

ExSOP Executive Share Option Scheme open to the company's executive directors and senior managers

Fair value the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction

FAS Financial Accounting Standard (US)

FASB Financial Accounting Standards Board (US)

FERC The Federal Energy Regulatory Commission, the US federal energy regulator (US)

FFO Funds from operations

FGD Flue gas desulphurisation, the process of 'scrubbing' power station emissions to reduce their acid-rain forming potential

FRS Financial Reporting Standard (UK)

401(k) a tax-beneficial savings plan available to US-domiciled employees (US)

FPA The Federal Power Act (US)

GAAP Generally Accepted Accounting Principles, these vary between the the UK ("UK GAAP") and US ("US GAAP")

Gas natural gas

Giga (G) one thousand million (1,000,000,000) units

Great Britain (GB) England, Scotland and Wales

Group (or group) Scottish Power plc and its consolidated subsidiaries

Guaranteed Standards standards of performance agreed between the company and Ofgem for transmission, distribution and supply (UK)

Hedging undertaking transactions to guard against the risk of loss

Home area the geographical area in which a company was previously the sole licensed supplier of residential customers (UK)

HR Human resources

Hub services a generic term describing various fee-based transactions carried out by a gas storage operator; for example, parking and loaning gas to meet balancing needs or "wheeling" gas from one pipeline to another at the storage location

Hydroelectric the generic description for generating plants making use of the movement of water as their energy source

IAS International Accounting Standard

IASB International Accounting Standards Board

ICSA Institute of Chartered Secretaries and Administrators (UK)

IFRS International Financial Reporting Standard

IFRIC International Financial Reporting Interpretations Committee

Interconnectors the high voltage links connecting the transmission system of Scotland with those of England & Wales and of Northern Ireland (UK)

ISA Individual Savings Account (UK)

Kilo (k) one thousand (1,000) units

LBG London Benchmarking Group, a body which manages a standard for the reporting of aspects of corporate social responsibility amongst over 100 leading UK companies (UK)

LCPD Large Combustion Plant Directive, the EU directive governing the operation of large combustion plants including most coal-fired power stations

LNG Liquefied natural gas

LTA Lost time accidents, accidents at work leading to employees being absent from work

LTIP Long Term Incentive Plan

MM BTU (a thousand, thousand BTU) a measure of the scale of a gas supply arrangement

Mega (M) one million (1,000,000) units

MidAmerican MidAmerican Energy Holdings Company, an Iowa corporation

M-t-M (Mark-to-market) the adjustment made to record an asset or a liability at its fair market value

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NETA The New Energy Trading Arrangements introduced in March 2001 (UK)

NGC National Grid Company

NOx oxides of Nitrogen

Ofgem The Office of Gas and Electricity Markets, which provides administrative support to the UK regulatory authority (UK)

OFT Office of Fair Trading

Origination general term for taking the responsibility for the management of long-term contractual arrangements for power or commodity supply

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plc public limited company (UK)

Power plants electricity generating facilities (US)

Power production the US term for the generation of electricity

PPM Energy PPM Energy, Inc. the group's competitive energy business active in North America

Power stations electricity generating facilities (UK)

PSP the Personal Shareholding Policy under which executive directors and key senior managers are expected to build up and retain a shareholding in the company

PTCs Production Tax Credits which make renewable generation cost-effective in many US electricity markets (US)

PUHCA the Public Utility Holding Company Acts - of 1935, as amended, and 2005 (US)

Rates the US term for tariffs

RECs Renewable Energy Certificates, tradable confirmation that generation output qualifies for recognition as being from renewable sources and therefore attracts incentives in many electricity markets (US)

Refurbishment of networks activity designed to replace and modernise network assets without materially increasing their capacity, generally undertaken to improve cost-efficiency, reliability or other aspects of service quality

Reinforcement of networks activity designed to increase the capacity of network assets, generally undertaken to cope with increased customer demand

Renewables sources of electricity generation which use naturally occurring or self-regenerating inputs, examples include wind and hydroelectric power

Retail sales the supply of electricity or gas to end-user consumers

RO Renewables Obligation a supplier's obligation to provide a defined proportion of its total electricity supplies from renewable sources (UK)

ROCs Renewables Obligation Certificates tradable confirmation that generation output qualifies for recognition towards the Renewables Obligation (UK)

RPI the Retail Price Index, a measure of inflation (UK)

Sarbanes-Oxley Act an act of 2002 which regulates various aspects of corporate standards (US)

SEC The Securities and Exchange Commission, the US federal regulator of corporate affairs (US)

SEE social, environmental and ethical

SERP The Supplemental Executive Retirement Plan which provides additional retirement benefits as an incentive to selected US managers and highly compensated employees

SFAS Statement of Financial Accounting Standards

6 Sigma a business process improvement methodology used to seek out potential productivity and service quality gains

SO_2 sulphur dioxide

SP plc Scottish Power plc

SPFUS Scottish Power Finance (US), Inc.

SPHI ScottishPower Holdings, Inc. the non-trading holding company for most of the group's US interests (US)

SPUK Scottish Power UK plc, the non-trading holding company for most of the group's UK companies (UK)

SSAP Statement of Standard Accounting Practice (UK)

Tera (T) indicates a measure of 10^{12}, for example terawatt hours

Thermal the generic description for generating plants burning coal, gas, black liquor and the like, or using geothermal energy

Transmission the transfer of electricity from power stations to the distribution system

Transportation (of gas) transfer of gas from on-shore terminals to consumers through the national pipeline network (UK)

TSR Total Shareholder Return, the return provided by capital appreciation and dividend reinvestment over a period

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UITF The Urgent Issues Task Force of the Accounting Standards Board (UK)

UK United Kingdom, comprising England, Scotland, Wales and Northern Ireland

US United States of America

VaR (Value-at-Risk), a statistically-based measure of the potential financial loss on a price exposure position used to provide a consistent measure of risk across the group

Volt (V) Unit of electrical potential

Watt (W) Unit of electrical power, the rate at which electricity is produced or used

Watt hour (Wh) Unit of electrical energy, the production or consumption of one Watt for one hour

Wholesale sales the supply of bulk electricity or gas to parties other than end-user customers

Windfarms groups of wind-driven turbines used to generate electricity

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Conversion factors

Metres		**Yards**
0.91	1	1.09
Km		**Miles**
1.61	1	0.62
Litres		**US Gallons**
3.78	1	0.26

END